Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

Management Information Circular

For the Special Meeting of Shareholders to be held on October 9, 2025

With respect to a proposed Plan of Arrangement involving Sandstorm Gold Ltd. and Royal Gold, Inc.

Take Action and Vote Today.

The Board of Directors (subject to a director declaring an interest and abstaining from voting on the matter) after receiving the unanimous recommendation of the

Special Committee of the Board of Directors, unanimously recommends that

Shareholders vote FOR the Arrangement Resolution

These materials are important and require your immediate attention. The shareholders of Sandstorm Gold Ltd. are required to make important decisions. If you have any doubt as to how to make such decisions, please contact your tax, financial, legal or other professional advisors.

Shareholders that require further assistance may contact Sandstorm’s proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, at:

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184

Calls Outside North America: +1-416-304-0211

Email: assistance@laurelhill.com

MANAGEMENT INFORMATION CIRCULAR

Table of Contents

LETTER TO SHAREHOLDERS	6

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	12

QUESTIONS AND ANSWERS RELATING TO THE MEETING AND THE ARRANGEMENT	16

GLOSSARY OF DEFINED TERMS	28

GENERAL INFORMATION	47

Information Contained in this Circular	47

Information Contained in this Circular	47

Information Concerning Royal Gold	48

Non-GAAP Financial Performance Measures	48

Presentation of Financial Information	49

Pro Forma Financial Information	49

Currency Exchange Rate Information	50

Enforcement in Canada	51

Scientific and Technical Information	51

Cautionary Note to Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources	52

Information for U.S. Shareholders	52

Forward-Looking Information	55

Third Party Data	57

SUMMARY	58

GENERAL INFORMATION CONCERNING THE MEETING	71

Purpose of the Meeting	71

Time, Date and Place	71

Record Date	71

Solicitation of Proxies	71

New York Stock Exchange Rules	71

Appointment of Proxyholders	72

Proxy Instructions	72

Revocability of Proxies	73

Exercise of Discretion	73

Advice to Beneficial (Non-Registered) Shareholders	74

Quorum	74

Voting Securities and Principal Holders Thereof	75

BUSINESS OF THE MEETING	76

Arrangement Resolution	76

Other Business	76

MANAGEMENT INFORMATION CIRCULAR

THE ARRANGEMENT	77

Details of the Arrangement	77

Background to the Arrangement	77

Recommendation of the Special Committee	84

Recommendation of the Board	84

Reasons for the Arrangement	84

Fairness Opinions	89

Voting and Support Agreements	91

Plan of Arrangement	94

Effective Date of the Arrangement	95

Exchange of Company Shares	95

Interests of Certain Persons in the Arrangement	100

MI 61-101	106

Horizon Arrangement Agreement	110

Regulatory Matters and Approvals	113

Court Approval of the Arrangement	114

Key Regulatory Approvals	116

Exchange Approvals	118

Required Approvals under the Horizon Arrangement	118

Securities Law Matters	119

Dissenting Shareholders’ Rights	121

Effects of the Arrangement on Shareholders’ Rights	124

THE ARRANGEMENT AGREEMENT	125

The Arrangement	125

Consideration Received Pursuant to the Arrangement	126

Treatment of Company Incentive Awards in the Arrangement	126

Dissent Rights of Shareholders	127

Deposit of Consideration	127

Efforts to Obtain Required Company Shareholder Approval	127

Efforts to Obtain Required Purchaser Stockholder Approval	128

Final Court Approval	128

Corporate Governance	129

Representations and Warranties	129

Covenants	129

Non-Solicitation of Alternative Transactions and Change in Recommendation	142

Conditions to Completion of the Arrangement	147

Termination of the Arrangement Agreement	150

Expenses	155

Amendments and Waivers	155

Governing Law	156

Injunctive Relief	156

RISK FACTORS	157

Risks Relating to the Arrangement	157

Risks Relating to the Combined Company	161

Risks Relating to Sandstorm	166

MANAGEMENT INFORMATION CIRCULAR

INFORMATION CONCERNING PARTIES TO THE ARRANGEMENT	167

Information Concerning Sandstorm	167

Information Concerning Royal Gold	167

Information Concerning the Combined Company	168

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	169

Currency Conversion	170

Holders Resident in Canada	170

Holders Not Resident in Canada	173

Eligibility for Investment	174

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT	176

U.S. Federal Income Tax Consequences to U.S. Holders of the Arrangement and the Receipt of the Consideration Pursuant to the Arrangement	178

United States Federal Income Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of Purchaser Shares	182

OTHER INFORMATION	185

Interests of Informed Persons in Material Transactions	185

Interests of Certain Persons in Matters to be Acted Upon	185

Exemptive Relief	185

Additional Information	185

DIRECTORS’ APPROVAL	186

CONSENT OF NATIONAL BANK	187

CONSENT OF CIBC WORLD MARKETS	188

CONSENT OF BMO CAPITAL MARKETS	189

APPENDIX A ARRANGEMENT RESOLUTION	A-1

APPENDIX B PLAN OF ARRANGEMENT	B-1

APPENDIX C INTERIM ORDER	C-1

APPENDIX D NOTICE OF HEARING OF PETITION	D-1

APPENDIX E NBF FAIRNESS OPINION	E-1

APPENDIX F CIBC FAIRNESS OPINION	F-1

APPENDIX G BMO FAIRNESS OPINION	G-1

APPENDIX H INFORMATION CONCERNING SANDSTORM	H-1

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

Letter to Shareholders

September 8, 2025

Dear Shareholders:

This is an exciting time to be a shareholder of Sandstorm Gold Ltd. (the “Company” or “Sandstorm”). We are pleased to provide details in the accompanying management information circular (the “Circular”) surrounding a proposed transaction that will create significant value for shareholders of Sandstorm and deliver multiple benefits.

The board of directors (the “Board”) of Sandstorm invites you to attend the special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Company (the “Company Shares”) to be held on October 9, 2025 at 8:00 a.m. (Vancouver time) in the Gold Boardroom at the Company’s head office located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6. Only Shareholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote during the Meeting.

At the Meeting, Shareholders will be asked to consider, pursuant to the interim order of the Supreme Court of British Columbia (the “Court”) dated September 8, 2025 (the “Interim Order”), and, if deemed acceptable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) involving, among others, the Company, Royal Gold, Inc. (“Royal Gold”) and International Royalty Corporation, a wholly-owned Canadian subsidiary of Royal Gold (“AcquireCo”), pursuant to a statutory plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) whereby Royal Gold will, among other things, indirectly, through AcquireCo, acquire all of the issued and outstanding Company Shares, all in accordance with the terms of the arrangement agreement dated July 6, 2025 among the Company, Royal Gold and AcquireCo (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”). As a result of the Arrangement, Sandstorm will become a wholly-owned subsidiary of Royal Gold.

The Arrangement

On July 6, 2025, Sandstorm, Royal Gold and AcquireCo entered into the Arrangement Agreement, pursuant to which, among other things, Royal Gold agreed to acquire, through AcquireCo, all of the issued and outstanding Company Shares for consideration of 0.0625 (the “Exchange Ratio”) shares of common stock of Royal Gold (each whole share, a “Purchaser Share”) for each Company Share outstanding (the “Consideration”). Immediately following completion of the Arrangement, former Shareholders of the Company and existing stockholders of Royal Gold (the “Purchaser Stockholders”) are anticipated to own approximately 23% and 77% of Royal Gold, respectively, on a fully diluted basis (based on the number of issued and outstanding securities of the Company and Royal Gold as of the date of the Arrangement Agreement).

The Exchange Ratio implies a 21% premium to the 20-trading day volume weighted average trading price of the Company Shares for the period ended July 3, 2025, and a 17% premium to the closing price of the Company Shares on the New York Stock Exchange on July 3, 2025, being the last trading day before the announcement of the Arrangement.

Registered Shareholders are concurrently being provided with a letter of transmittal setting forth how to exchange their Company Shares for the Consideration. Shareholders whose Company Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Company Shares and receive their Consideration under the Arrangement.

Full details of the Arrangement are set out in the Circular. The Circular describes the Arrangement and includes certain additional information to assist you in considering how to vote on the Arrangement Resolution, including certain risk

MANAGEMENT INFORMATION CIRCULAR

factors relating to the completion of the Arrangement. You should carefully review and consider all of the information in the Circular. If you require assistance, consult your financial, legal, tax or other professional advisor.

Board Recommendation

The Board, based on its considerations, investigations and deliberations, including its review of the terms and conditions of the Arrangement Agreement, the fairness opinions of National Bank Financial Inc., CIBC World Markets Inc. and BMO Capital Markets (the “Fairness Opinions”) (which opinions are each to the effect that, as of July 6, 2025 and subject to the respective assumptions, limitations and qualifications set out in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders) and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors and having received and reviewed the unanimous recommendation of a transaction committee comprised of only independent directors of the Company for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (the “Special Committee”), which took into account, among other things, the Fairness Opinions, has (subject to a director having a “disclosable interest” within the meaning of the BCBCA and abstaining from voting) unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company. Accordingly, the Board unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. The determination of the Special Committee and the Board is based on various factors set forth below and described more fully in the accompanying Circular.

Benefits to Sandstorm

In reaching their conclusions and formulating their unanimous recommendations, the Special Committee and the Board consulted with Sandstorm’s senior management team, their respective financial and legal advisors and, in the case of the Board, with the Special Committee. The Special Committee and the Board also reviewed and considered a significant amount of information, and considered a number of factors, relating to the Arrangement and gave careful consideration to the business, financial conditions and prospects of the Company and all terms of the Arrangement Agreement, including the conditions precedent, representations and warranties and deal protections. The following is a summary of the principal reasons for the unanimous recommendations of the Special Committee and the Board that the Shareholders vote FOR the Arrangement Resolution:

•

Attractive and Immediate Premium. As of July 3, 2025, being the last trading day on the NYSE prior to the announcement of the Arrangement the Consideration represents an implied value of US$11.24 per Company Share, which had been trading at 10-year highs. The Consideration implies a 21% premium based on the 20-day volume weighted average price of the Company Shares on the NYSE and the Purchaser Shares on Nasdaq, and a 17% premium based on the closing price of the Company Shares on the NYSE and the Purchaser Shares on Nasdaq, for the period ended July 3, 2025. The premium highlights the intrinsic value of Sandstorm’s royalty portfolio, closing the valuation gap between Sandstorm and its mid-tier royalty peers.

•

Creation of a Diversified, Large-Scale Gold-Focused Streaming and Royalty Company. The Combined Company will have a mature, Americas focused portfolio of 393 royalties and streams, including 80 cash-flowing assets, of which no single asset is expected to account for more than 13% of the Combined Company’s NAV[1], with a revenue mix focused in precious metals, with material gold-focused growth assets via Sandstorm’s development portfolio. Based on the unaudited pro forma condensed combined statement of operations for the year ended

1 Average of available consensus NAV estimates as of June 25, 2025.

MANAGEMENT INFORMATION CIRCULAR

December 31, 2024, the revenue mix of the Combined Company is approximately 84% precious metals (with gold contributing approximately 72% of total revenue). [2]

•

High-Quality, Long-Life Assets with an Attractive Growth Profile. The Combined Company will host a complementary portfolio of high-quality and long-life assets, combining Royal Gold’s portfolio, which is weighted towards interests in production stage mines, with Sandstorm’s and Horizon’s portfolios, which are more weighted towards interests in development stage projects, including MARA (Glencore), Hod Maden (SSR Mining), Great Bear (Kinross), Platreef (Ivanhoe Mines), and Warintza (Solaris), which collectively are expected to provide significant ongoing production and future organic growth potential.

•

Meaningful Participation in Combined Company with Long-Term Re-rating Potential. With industry-leading diversification and a strong track record of shareholder capital returns, the Combined Company is poised for a re-rating, in which current Shareholders will meaningfully participate as a result of their approximately 23% interest in the Combined Company upon completion of the Arrangement, based on the number of securities of Sandstorm and Royal Gold issued and outstanding as of July 6, 2025.

•

Strong Balance Sheet and Robust Cash Flow. The Combined Company expects to have a low outstanding debt balance and modest debt to EBITDA ratio at closing, while corporate synergies realized through the combination of three high-quality portfolios (including Horizon’s portfolio), into a larger, more diversified company, are expected to convert a greater proportion of stream and royalty earnings into equity free cash flow, resulting in less need for complex counterparty structures, particularly at Hod Maden and Antamina, and providing greater financial strength to reinvest and compete for attractive deals. The Combined Company will be well capitalized and generate significant free cash flow, and the combined portfolio is well-positioned for cash flow growth from its robust development pipeline.

•

Continued Interest in Sandstorm’s Portfolio. Shareholders will maintain exposure to Sandstorm’s gold-focused, high-quality, long-life portfolio, with built-in growth from its principal assets, while the improved maturity of the Combined Company’s pro forma portfolio will reduce the relative concentration of development assets.

•

Increased Liquidity and Access to Institutional Investors. As an attractive, larger, diversified, gold-focused streaming and royalty company with strong trading liquidity, the Combined Company expects to have enhanced access and appeal to institutional investors, potentially driving a premium valuation.

•

Proven Leadership Team. Following the Arrangement, management of the Combined Company will feature proven and experienced mining and business leaders at both the board and executive team levels, with a proven track record of maximizing shareholder value.

•

Benefits to Canada. The formation of the Combined Company allows stakeholders in Canada to participate in an industry-leading precious metals streaming and royalty company that operates responsibly, is invested in the long-term success of the properties underlying its streaming and royalty interests and has the financial strength to provide financing to the next generation of significant mines, both in Canada and globally.

•

Business Climate and Review of Strategic Alternatives. After consultation on the proposed Arrangement with their respective financial and legal advisors, and after review of the current and prospective business climate in the precious metals streaming and royalty industry, including canvassing numerous other potential parties to determine market interest in a transaction involving Sandstorm, and exploring other strategic opportunities reasonably available to Sandstorm, including continuation as an independent enterprise, and potential

2 See “General Information – Pro Forma Financial Information” and Appendix K “Unaudited Pro Forma Financial Information” in this Circular.

MANAGEMENT INFORMATION CIRCULAR

acquisitions and dispositions or other business combinations, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe that the Arrangement represents Sandstorm’s best prospect for maximizing shareholder value.

•

Other Factors. The Special Committee and the Board also carefully considered the Arrangement with reference to current economic, industry and market trends affecting each of the Company and Royal Gold, information concerning mineral reserve and mineral resource estimates, business, operations, royalty and stream interests, assets, financial condition, operating results and prospects of each of the Company and Royal Gold and the historical trading prices of the Company Shares and the Purchaser Shares, taking into account the results of the Company’s due diligence review of Royal Gold and its royalty and stream interests.

A more fulsome description of the information and factors considered by the Special Committee and Board is located in the Circular.

Required Approvals

Company Shareholder Approval

In order to become effective, the Arrangement Resolution, the full text of which is set out in Appendix A to the Circular, must be approved by at least (i) 66 2⁄3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding for the purposes of (ii) the votes in respect of Company Shares held or controlled by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. If the Arrangement Resolution is not approved at the Meeting, the Arrangement will not be completed.

Purchaser Stockholder Approval

The issuance of Purchaser Shares as Consideration under the Arrangement (the “Purchaser Stock Issuance”) must be approved by a majority of the votes cast on the resolution authorizing the Purchaser Stock Issuance by Purchaser Stockholders present in person or represented by proxy and entitled to vote at a meeting of Purchaser Stockholders (the “Purchaser Meeting”) held to approve the Purchaser Stock Issuance (the “Purchaser Stockholder Approval”). If the Purchaser Stockholder Approval is not obtained at the Purchaser Meeting, the Arrangement will not be completed.

Regulatory Approvals

Completion of the Arrangement is also subject to certain regulatory and stock exchange approvals, including the approval of the Court, the approval of Nasdaq in respect of the listing of the Purchaser Shares to be issued pursuant to or in connection with the Arrangement, and certain approvals in relation to the Competition Act (Canada), the Investment Canada Act (Canada) and the South African Competition Act, No. 89 of 1998 (as amended). The Arrangement will not proceed if any of such approvals are not obtained. On September 8, 2025, the TSX accepted notice from the Company of the Arrangement and the delisting of the Company Shares following the closing of the Arrangement, subject to the delivery of certain documents following the closing of the Arrangement.

Horizon Arrangement

Concurrently with the entering into of the Arrangement Agreement, Royal Gold entered into an arrangement agreement with Horizon Copper Corp. (“Horizon”), pursuant to which Royal Gold will indirectly, through AcquireCo, acquire all of the issued and outstanding common shares of Horizon (other than the common shares of Horizon held by Sandstorm) for consideration of C$2.00 per Horizon common share (the “Horizon Arrangement”). Subject to the terms of the

MANAGEMENT INFORMATION CIRCULAR

Arrangement Agreement, the Arrangement is subject to the satisfaction or waiver by Royal Gold of certain conditions to the completion of Horizon Arrangement, as further described in the Circular.

Support Agreements

The directors and certain senior officers of Sandstorm, who collectively hold approximately 1.48% of the outstanding Company Shares as of the record date of the Meeting, have entered into voting and support agreements with Royal Gold, pursuant to which they have agreed to, among other things, vote, or cause to be voted, as applicable, all of the Company Shares held or controlled by them FOR the Arrangement Resolution.

The directors and certain senior officers of Royal Gold, who collectively hold less than 1% of the outstanding Purchaser Shares as of the record date of the Purchaser Meeting, have also entered into voting and support agreements with Sandstorm, pursuant to which they have agreed to, among other things, vote, or cause to be voted, all of the Purchaser Shares held or controlled by them in favour of the Purchaser Stock Issuance.

In connection with the Horizon Arrangement, Sandstorm, the directors and certain senior officers of Sandstorm, the directors and senior officers of Horizon and certain additional shareholders of Horizon, who collectively hold approximately 52.2% of the outstanding common shares and 29.3% of the outstanding common share purchase warrants of Horizon as of the record date of the special meeting of securityholders of Horizon, have entered into voting and support agreements with Royal Gold, pursuant to which they have agreed to, among other things, vote, or cause to be voted, as applicable, all common shares and common share purchase warrants of Horizon held or controlled by them for the approval of the Horizon Arrangement.

If the Shareholders approve the Arrangement, it is currently anticipated that the Arrangement will be completed in the fourth quarter of 2025, subject to the satisfaction or waiver of the closing conditions contained in the Arrangement Agreement.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, WE ENCOURAGE YOU TO VOTE PROMPTLY.

The close of business (Vancouver time) on September 8, 2025 is the record date (“Record Date”) for the determination of Shareholders that will be entitled to receive notice of and vote at the Meeting, and any adjournment or postponement of the Meeting.

Beneficial (non-registered) Shareholders who have not duly appointed themselves as proxyholder may be able to attend the Meeting as guests but will not be able to vote at the Meeting.

Whether or not you expect to attend the Meeting, we encourage you to take the time to complete, sign, date and return the enclosed form of proxy or voting instruction form, as applicable, in accordance with the instructions set out therein so that your Company Shares can be voted at the Meeting. See “General Information Concerning the Meeting” of the Circular for more information.

Proxies must be submitted in accordance with the instructions set out on the form of proxy no later than 8:00 a.m. (Vancouver time) on October 7, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. A completed voting instruction form should be deposited in accordance with the instructions printed on the form.

If you have any questions or need additional information, please contact your tax, financial, legal or other professional advisors.

MANAGEMENT INFORMATION CIRCULAR

Shareholders that require further assistance, please contact Laurel Hill Advisory Group, our strategic shareholder advisor and proxy solicitation agent, by telephone at 1-877-452-7184 toll-free in North America (+1-416-304-0211 for collect calls outside of North America) or by e-mail at assistance@laurelhill.com, or your professional advisor.

On behalf of the Company, I thank all Shareholders for their continued support and we look forward to receiving your endorsement for this transaction at the Meeting.

DATED at Vancouver, British Columbia this 8th day of September, 2025.

BY ORDER OF THE BOARD

/s/ “Nolan Watson”

President, Chief Executive Officer and a Director

MANAGEMENT INFORMATION CIRCULAR

Notice of Special Meeting of Shareholders

DATE: Thursday October 9, 2025 TIME: 8:00 a.m. (Vancouver Time) LOCATION: Gold Boardroom Suite 3200, 733 Seymour Street Vancouver, BC V6B 0S6

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Supreme Court of British Columbia (the “Court”) dated September 8, 2025 (the “Interim Order”), a special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Company Shares”) of Sandstorm Gold Ltd. (the “Company” or “Sandstorm”) will be held in the Gold Boardroom at the Company’s head office located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6, on Thursday, October 9, 2025, at 8:00 a.m. (Vancouver Time), subject to any adjournment or postponement thereof.

The Meeting will be held to (i) consider, pursuant to the Interim Order, and, if deemed acceptable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of Sandstorm dated September 8, 2025 (the “Circular”), approving an arrangement (the “Arrangement”) involving, among others, the Company, Royal Gold, Inc. (“Royal Gold”) and International Royalty Corporation, a wholly-owned Canadian subsidiary of Royal Gold (“AcquireCo”) pursuant to a statutory plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) whereby Royal Gold will, among other things, indirectly, through AcquireCo, acquire all of the issued and outstanding Company Shares, all in accordance with the terms of the arrangement agreement dated July 6, 2025 among the Company, Royal Gold and AcquireCo (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”); and (ii) transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice of Meeting. The Arrangement Agreement has been filed under Sandstorm’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The board of directors of Sandstorm, subject to a director declaring an interest and abstaining from voting on the matter, after receiving the unanimous recommendation of a transaction committee comprised of only independent directors of the Company for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (the “Special Committee”), unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Pursuant to the Interim Order, the record date is September 8, 2025 (the “Record Date”) for determining Shareholders who are entitled to receive notice of and to vote at the Meeting. Only registered Shareholders shown on the shareholder register of the Company (“Registered Shareholders”), or their duly appointed proxyholders, at the close of business on the Record Date are entitled to receive notice of the Meeting (“Notice of Meeting”) and to vote on the Arrangement Resolution at the Meeting. This Notice of Meeting is accompanied by the Circular, an applicable form of proxy and a letter of transmittal for Registered Shareholders (the “Letter of Transmittal”).

MANAGEMENT INFORMATION CIRCULAR

Each Company Share entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting.

In order to become effective, the Arrangement Resolution must be approved by at least (i) 66 2⁄3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding for the purposes of (ii) the votes in respect of Company Shares held or controlled by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. It is a condition to the implementation of the Arrangement that the Arrangement Resolution be approved at the Meeting. If the Arrangement Resolution is not approved at the Meeting, the Arrangement will not be completed.

Registered Shareholders and duly appointed proxyholders, including Shareholders who hold their Company Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (“Beneficial Shareholders”) who have duly appointed themselves or a third-party as proxyholder, may attend, participate in and vote at the Meeting. Beneficial Shareholder who have not duly appointed themselves as proxyholder may be able to attend the Meeting as guest but will not be able to vote at the Meeting.

Registered Shareholders are requested to read the enclosed Circular and are requested to date and sign the enclosed proxy form promptly, as applicable, and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the proxy form. Registered Shareholders may also vote in advance of the meeting by mail, by phone or on the internet. Pursuant to the Interim Order, proxies to be used at the Meeting must be received by Computershare Investor Services Inc. by no later than 8:00 a.m. (Vancouver time) on October 7, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder on the voting website. Alternatively, a proxy can be submitted to Computershare Investor Services Inc. either by mail or courier, to 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6 or by telephone as instructed in the enclosed form of proxy. If a Registered Shareholder receives more than one proxy form because such Registered Shareholder owns securities of the Company registered in different names or addresses, each proxy form needs to be completed and returned or voted online.

A proxy must be received by Computershare by no later than 8:00 a.m. (Vancouver time) on October 7, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Beneficial Shareholders are requested to complete and return the request for voting instructions in accordance with the instructions provided to you by your broker or such other intermediary. Failure to do so may result in such securities not being voted at the Meeting. In such instance, the Shareholder will receive the consideration for their Company Shares pursuant to the terms of the Arrangement (the “Consideration”) through the intermediary.

If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form (“VIF”) attend and vote at the Meeting as your proxy and vote your Company Shares, including if you are not a Registered Shareholder and wish to appoint yourself as proxyholder to attend and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, in accordance with the instructions set out in the Circular. If submitting a proxy and appointing a person other than the management nominees identified, you must return your proxy in accordance with the instructions set out in the Circular by 8:00 a.m. (Vancouver time) on October 7, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays).

MANAGEMENT INFORMATION CIRCULAR

If you are a Registered Shareholder (other than a Dissenting Shareholder (as defined in the Circular)), in order to receive the Consideration (as defined in the Circular) that you are entitled to receive pursuant to the Arrangement, you must duly complete and execute the Letter of Transmittal in accordance with the instructions included therein, and deliver it to the depositary, Computershare Investor Services Inc. (the “Depositary”), together with the certificate(s) or the direct registration system advice(s) (“DRS Advices”) representing your Company Shares, if applicable, and such other documents and instruments as the Depositary or Royal Gold may reasonably require. If you are sending certificates, it is recommended that you send them by registered mail. The Letter of Transmittal contains complete instructions on how to exchange your Company Shares for the Consideration under the Arrangement. You will not receive your Consideration until after the Effective Date, and only if you have returned your properly completed documents, including each applicable Letter of Transmittal, the certificate(s) or DRS Advice(s) representing your Company Shares, as applicable, and such other documents and instruments as the Depositary or Royal Gold may reasonably require, to the Depositary. The Letter of Transmittal is also available under Sandstorm’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Only Registered Shareholders are required to submit a Letter of Transmittal. The exchange of Company Shares for the Consideration in respect of any Beneficial Shareholder is expected to be made with the Beneficial Shareholder’s intermediary account through the procedures in place for such purposes between CDS Clearing and Depository Services Inc. or the Depository Trust Company and such other intermediary, as applicable, with no further action required by the Beneficial Shareholder. Beneficial Shareholders who hold Company Shares registered in the name of an intermediary should contact that intermediary if they have any questions regarding this process and to arrange for such intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their Company Shares.

Pursuant to the Interim Order, Registered Shareholders as at the close of business on the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Company Shares (which fair value shall be the fair value of the Dissenting Shareholder’s Company Shares as of the close of business on the business day (as defined in the Circular) before the passing by the Shareholders of the Arrangement Resolution) in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. A Registered Shareholder as at the close of business on the Record Date wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be sent to the Company c/o Cassels Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, BC V6C 3E8, Attention: Jessica Lewis, by no later than 4:00 p.m. (Vancouver time) on October 7, 2025 (or by 4:00 p.m. (Vancouver time) on the date that is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the dissent procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. The Registered Shareholders’ right to dissent is more particularly described in the Circular. Copies of the Plan of Arrangement, the Interim Order and the text of Sections 237 to 247 of the BCBCA are set forth in Appendix B “Plan of Arrangement”, Appendix C “Interim Order” and Appendix L “Dissent Provisions of the BCBCA”, respectively, of the Circular. Anyone who is a beneficial owner of Company Shares and who wishes to exercise a right of dissent should be aware that only Registered Shareholders as at the close of business on the Record Date are entitled to exercise a right of dissent. Accordingly, a Beneficial Shareholder who desires to cause dissent rights to be exercised with respect to the Company Shares beneficially owned by such Beneficial Shareholder must make arrangements for the Registered Shareholder of such Company Shares to exercise the right of dissent on behalf of such Beneficial Shareholder. A Registered Shareholder wishing to exercise a right of dissent on its own behalf may only exercise such rights with respect to all Company Shares owned by such Shareholder (whether on a registered or beneficial basis). A Beneficial Shareholder wishing to have dissent rights exercised on its behalf must arrange for such rights to be exercised with respect to all Company Shares owned by such Shareholder (whether on a registered or beneficial basis). It is recommended that you seek independent legal advice if you wish to exercise a right of dissent. Failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement, may result in the loss of any right of dissent.

MANAGEMENT INFORMATION CIRCULAR

The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by the Company before the Meeting or by the Chair at the Meeting.

Please review the accompanying Circular before voting as it contains important information about the Meeting. If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our strategic shareholder advisor and proxy solicitation agent, by telephone at 1-877-452-7184 toll-free in North America (+1-416-304-0211 for collect calls outside of North America) or by e-mail at assistance@laurelhill.com, or your professional advisor.

DATED at Vancouver, British Columbia this 8th day of September, 2025.

BY ORDER OF THE BOARD

/s/ “Nolan Watson”

President, Chief Executive Officer and a Director

MANAGEMENT INFORMATION CIRCULAR

Questions and Answers Relating to the Meeting and the Arrangement

The following is intended to answer certain key questions concerning the Meeting and the Arrangement and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Company Shares. Capitalized terms used in this summary and elsewhere in this Circular and not otherwise defined have the meanings given to them under “Glossary of Defined Terms”.

Q&A on the Arrangement

Q: What am I voting on?

A: You are being asked to consider, pursuant to the Interim Order, and, if deemed acceptable, to vote FOR the Arrangement Resolution to approve the Arrangement, which provides for, among other things, Royal Gold indirectly, through its wholly owned Canadian subsidiary, acquiring all of the issued and outstanding Company Shares. Pursuant to the Arrangement, each Shareholder (other than those Shareholders validly exercising their Dissent Rights) will receive, as consideration for such Shareholder’s Company Shares, on closing of the Arrangement, 0.0625 Purchaser Shares for each Company Share they hold. If the Arrangement is completed, Sandstorm will become a wholly-owned subsidiary of Royal Gold.

Q: What will I receive in the Arrangement?

A: Shareholders (other than those Shareholders validly exercising their Dissent Rights) will receive, as consideration for such Shareholder’s Company Shares, on the closing of the Arrangement, 0.0625 Purchaser Shares for each Company Share held.

Q: How do I receive my Consideration under the Arrangement as a Shareholder?

A: If you are a Registered Shareholder (other than a Dissenting Shareholder), in order to receive the Consideration that you are entitled to receive pursuant to the Arrangement, you must duly complete and execute the Letter of Transmittal in accordance with the instructions included therein, and deliver it to the Depositary, together with the certificate(s) or the DRS Advice(s) representing your Company Shares, as applicable, and such other documents and instruments as the Depositary or Royal Gold may reasonably require. You will not receive your Consideration until after the Effective Date, and only if you have returned your properly completed documents, including each applicable Letter of Transmittal, the certificate(s) or DRS Advice(s) representing your Company Shares, as applicable, and such documents and instruments as the Depositary or Royal Gold may reasonably require, to the Depositary.

Only Registered Shareholders are required to submit a Letter of Transmittal. The exchange of Company Shares for the Consideration in respect of any Beneficial Shareholder is expected to be made with the Beneficial Shareholder’s Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Beneficial Shareholder. Beneficial Shareholders who hold Company Shares registered in the name of an Intermediary should contact that Intermediary if they have any questions regarding this process and to arrange for such Intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their Company Shares.

For additional information, including information regarding how the Depositary will send you the Consideration, please see “The Arrangement — Exchange of Company Shares”.

MANAGEMENT INFORMATION CIRCULAR

Q: When can I expect to receive the Consideration payable to me under the Arrangement for my Company Shares?

A: You will receive the Consideration due to you under the Arrangement as soon as practicable after the Arrangement becomes effective. Assuming completion of the Arrangement, the exchange of Company Shares for the Consideration in respect of any Beneficial Shareholder is expected to be made with the Beneficial Shareholder’s Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Beneficial Shareholder. Beneficial Shareholders who hold Company Shares registered in the name of an Intermediary should contact that Intermediary if they have any questions regarding this process and to arrange for such Intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their Company Shares.

In the case of Registered Shareholders, as soon as practical following the latter of the Effective Date, and the deposit of certificate(s) and/or DRS Advice(s) representing a Registered Shareholder’s Company Shares, including the delivery of the duly completed and executed Letter of Transmittal and such other documents and instruments as the Depositary or Royal Gold may reasonably require, the Depositary will deliver, or will cause to be delivered, the DRS Advice representing the Consideration that such former Registered Shareholder is entitled to receive pursuant to the Arrangement, in accordance with the Plan of Arrangement and the instructions set forth in the Letter of Transmittal. If no instructions are provided by the Registered Shareholder in the Letter of Transmittal, the Consideration will be issued in the name of the Registered Shareholder and mailed to the address of the Registered Shareholder as it appears on the register previously maintained by or on behalf of Sandstorm.

The method used to deliver the Letter of Transmittal and any accompanying certificate(s) or DRS Advice(s) representing Company Shares and any other accompanying documents and instruments, if any, is at the option and risk of the Shareholder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary at the address set out in the Letter of Transmittal. Sandstorm and Royal Gold recommend that the necessary documentation be hand-delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with an acknowledgment of receipt requested, and with proper insurance obtained, is recommended. A Beneficial Shareholder whose Company Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Company Shares.

Shareholders who do not deliver their certificate(s) or DRS Advice(s) representing Company Shares and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Consideration for their Company Shares.

For additional information, including information regarding how the Depositary will send you the Consideration, please see “The Arrangement — Exchange of Company Shares”.

Q: What is the recommendation of the Board?

A: The Board, based on its considerations, investigations and deliberations, including its review of the terms and conditions of the Arrangement Agreement, the Fairness Opinions and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors and having received and reviewed the unanimous recommendation of the Special Committee, which took into account, among other things, the Fairness Opinions, has (subject to a director having a “disclosable interest” within the meaning of the BCBCA and abstaining from voting) unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company. Accordingly, the Board unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

MANAGEMENT INFORMATION CIRCULAR

Q: Why is the Board making this recommendation?

A: In reaching their conclusions and formulating their unanimous recommendations, the Special Committee and the Board consulted with Sandstorm’s senior management team, their respective financial and legal advisors and, in the case of the Board, with the Special Committee. The Special Committee and the Board also reviewed and considered a significant amount of information, and considered a number of factors, relating to the Arrangement and gave careful consideration to the business, financial conditions and prospects of the Company and all terms of the Arrangement Agreement, including the conditions precedent, representations and warranties and deal protections. The following is a summary of the principal reasons for the unanimous recommendations of the Special Committee and the Board that the Shareholders vote FOR the Arrangement Resolution:

•

Attractive and Immediate Premium. As of July 3, 2025, being the last trading day on the NYSE prior to the announcement of the Arrangement the Consideration represents an implied value of US$11.24 per Company Share, which had been trading at 10-year highs. The Consideration implies a 21% premium based on the 20-day volume weighted average price of the Company Shares on the NYSE and the Purchaser Shares on Nasdaq, and a 17% premium based on the closing price of the Company Shares on the NYSE and the Purchaser Shares on Nasdaq, for the period ended July 3, 2025. The premium highlights the intrinsic value of Sandstorm’s royalty portfolio, closing the valuation gap between Sandstorm and its mid-tier royalty peers.

•

Creation of a Diversified, Large-Scale Gold-Focused Streaming and Royalty Company. The Combined Company will have a mature, Americas focused portfolio of 393 royalties and streams, including 80 cash-flowing assets, of which no single asset is expected to account for more than 13% of the Combined Company’s NAV[3], with a revenue mix focused in precious metals, with material gold-focused growth assets via Sandstorm’s development portfolio. Based on the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, the revenue mix of the Combined Company is approximately 84% precious metals (with gold contributing approximately 72% of total revenue). [4]

•

High-Quality, Long-Life Assets with an Attractive Growth Profile. The Combined Company will host a complementary portfolio of high-quality and long-life assets, combining Royal Gold’s portfolio, which is weighted towards interests in production stage mines, with Sandstorm’s and Horizon’s portfolios, which are more weighted towards interests in development stage projects, including MARA (Glencore), Hod Maden (SSR Mining), Great Bear (Kinross), Platreef (Ivanhoe Mines), and Warintza (Solaris), which collectively are expected to provide significant ongoing production and future organic growth potential.

•

Meaningful Participation in Combined Company with Long-Term Re-rating Potential. With industry-leading diversification and a strong track record of shareholder capital returns, the Combined Company is poised for a re-rating, in which current Shareholders will meaningfully participate as a result of their approximately 23% interest in the Combined Company upon completion of the Arrangement, based on the number of securities of Sandstorm and Royal Gold issued and outstanding as of July 6, 2025.

•

Strong Balance Sheet and Robust Cash Flow. The Combined Company expects to have a low outstanding debt balance and modest debt to EBITDA ratio at closing, while corporate synergies realized through the combination of three high-quality portfolios (including Horizon’s portfolio), into a larger, more diversified company, are expected to convert a greater proportion of stream and royalty earnings into equity free cash flow, resulting in less need for complex counterparty structures, particularly at Hod Maden and Antamina, and providing greater financial strength to reinvest and compete for attractive deals. The Combined Company will be well capitalized

3 Average of available consensus NAV estimates as of June 25, 2025.

4 See “General Information – Pro Forma Financial Information” and Appendix K “Unaudited Pro Forma Financial Information” in this Circular.

MANAGEMENT INFORMATION CIRCULAR

and generate significant free cash flow, and the combined portfolio is well-positioned for cash flow growth from its robust development pipeline.

•

Continued Interest in Sandstorm’s Portfolio. Shareholders will maintain exposure to Sandstorm’s gold-focused, high-quality, long-life portfolio, with built-in growth from its principal assets, while the improved maturity of the Combined Company’s pro forma portfolio will reduce the relative concentration of development assets.

•

Increased Liquidity and Access to Institutional Investors. As an attractive, larger, diversified, gold-focused streaming and royalty company with strong trading liquidity, the Combined Company expects to have enhanced access and appeal to institutional investors, potentially driving a premium valuation.

•

Proven Leadership Team. Following the Arrangement, management of the Combined Company will feature proven and experienced mining and business leaders at both the board and executive team levels, with a proven track record of maximizing shareholder value.

•

Benefits to Canada. The formation of the Combined Company allows stakeholders in Canada to participate in an industry-leading precious metals streaming and royalty company that operates responsibly, is invested in the long-term success of the properties underlying its streaming and royalty interests and has the financial strength to provide financing to the next generation of significant mines, both in Canada and globally.

•

Business Climate and Review of Strategic Alternatives. After consultation on the proposed Arrangement with their respective financial and legal advisors, and after review of the current and prospective business climate in the precious metals streaming and royalty industry, including canvassing numerous other potential parties to determine market interest in a transaction involving Sandstorm, and exploring other strategic opportunities reasonably available to Sandstorm, including continuation as an independent enterprise, and potential acquisitions and dispositions or other business combinations, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe that the Arrangement represents Sandstorm’s best prospect for maximizing shareholder value.

•

Other Factors. The Special Committee and the Board also carefully considered the Arrangement with reference to current economic, industry and market trends affecting each of the Company and Royal Gold, information concerning mineral reserve and mineral resource estimates, business, operations, royalty and stream interests, assets, financial condition, operating results and prospects of each of the Company and Royal Gold and the historical trading prices of the Company Shares and the Purchaser Shares, taking into account the results of the Company’s due diligence review of Royal Gold and its royalty and stream interests.

For further information on the reasons for the recommendations of the Special Committee and the Board, please see “The Arrangement — Reasons for the Arrangement” in the Circular.

Q: Has the Company received a fairness opinion in connection with the Arrangement?

A: Yes. Each of National Bank, CIBC World Markets and BMO Capital Markets, provided a fairness opinion to the Board and/or the Special Committee, as applicable, to the effect that, as of July 6, 2025 and subject to the respective assumptions, limitations and qualifications described in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Please see “The Arrangement – Fairness Opinions” in the Circular.

MANAGEMENT INFORMATION CIRCULAR

Q: What vote is required at the Meeting to approve the Arrangement Resolution?

A: In order to become effective, the Arrangement Resolution must be approved by at least (i) 66 2⁄3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for purposes of MI 61-101.

It is a condition to the implementation of the Arrangement that the Arrangement Resolution be approved at the Meeting. If the Arrangement Resolution is not approved by the Shareholders, the Arrangement will not be completed.

Q: Who intends to support the Arrangement Resolution?

A: The directors and certain senior officers of Sandstorm, who collectively hold approximately 1.48% of the outstanding Company Shares as at the Record Date, have entered into Company Voting Agreements with Royal Gold, pursuant to which they have agreed to, among other things, vote, or cause to be voted, all Company Shares held of controlled by them FOR the Arrangement Resolution. For more information, please see “The Arrangement – Voting and Support Agreements” in the Circular.

Q: Is the approval of Purchaser Stockholders required to complete the Arrangement?

A: Yes. The Purchaser Stock Issuance must be approved by the affirmative vote of at least a majority of the votes cast on the Purchaser Stock Issuance by Purchaser Stockholders present in person or represented by proxy and entitled to vote at the Purchaser Meeting.

The directors and certain senior officers of Royal Gold, who collectively hold less than 1% of the outstanding Purchaser Shares as at the record date of the Purchaser Meeting, have entered into Purchaser Voting Agreements with Sandstorm, pursuant to which they have agreed to, among other things, vote, or cause to be voted, all Purchaser Shares held or controlled by them in favour of the Purchaser Stock Issuance.

It is a condition to the implementation of the Arrangement that the Purchaser Stock Issuance be approved at the Purchaser Meeting. If the Purchaser Stock Issuance is not approved by the Purchaser Stockholders, the Arrangement will not be completed.

Q: In addition to the approval of Shareholders and the Purchaser Stockholder Approval, are there any other approvals required for the Arrangement?

A: Yes, completion of the Arrangement is also subject to certain regulatory and stock exchange approvals, including the approval of the Court, the approval of Nasdaq of the listing of the Purchaser Shares to be issued pursuant to or in connection with the Arrangement, the Canadian Competition Act Approval, the ICA Approval and the SA Competition Act Approval. The Arrangement will not proceed if any of such approvals are not obtained. The Canadian Competition Act Approval and SA Competition Act Approval have been obtained. In addition, the TSX accepted notice from the Company of the Arrangement and the delisting of the Company Shares following the closing of the Arrangement, subject to the delivery of certain documents following the closing of the Arrangement.

Subject to the terms of the Arrangement Agreement, the Arrangement is also subject to the satisfaction or waiver by Royal Gold of certain conditions to the completion of the Horizon Arrangement. In connection with the Horizon Arrangement, Sandstorm, the directors and certain senior officers of Sandstorm, the directors and senior officers of Horizon and certain other shareholders of Horizon, holding approximately 52.2% of the outstanding common shares of Horizon and 29.3% of the outstanding common share purchase warrants as at the record date of the Horizon Meeting, have entered into voting and support agreements with Royal Gold, pursuant to which they have agreed to, among other things, vote, or cause to be

MANAGEMENT INFORMATION CIRCULAR

voted, all common shares and common share purchase warrants of Horizon held or controlled by them in favour of the resolution approving the Horizon Arrangement.

See “The Arrangement Agreement – Conditions to Completion of the Arrangement”, “The Arrangement – Court Approval of the Arrangement”, “The Arrangement – Exchange Approvals”, “The Arrangement – Key Regulatory Approvals” and “The Arrangement – Horizon Arrangement Agreement” in the Circular.

Q: What if Shareholders do not approve the Arrangement Resolution?

A: If the Arrangement Resolution is not approved by the Shareholders, the Arrangement will not be completed. Pursuant to the terms of the Arrangement Agreement, if the Company Shareholder Approval is not obtained prior to the Outside Date, either Sandstorm or Royal Gold may terminate the Arrangement Agreement.

Q: What if the Court does not approve the Arrangement?

A: If the approval of the Court is not obtained prior to the Outside Date, the Arrangement will not be completed, even if the Company Shareholder Approval and the Purchaser Stockholder Approval are obtained.

Q: What conditions must be satisfied to complete the Arrangement?

A: The Arrangement is subject to several conditions, including: (i) the Company Shareholder Approval of the Arrangement Resolution; (ii) the Court’s approval; (iii) the Purchaser Stockholder Approval of the Purchaser Stock Issuance; (iv) the receipt of the Key Regulatory Approvals; (v) the approval of Nasdaq of the listing of the Purchaser Shares to be issued pursuant to or in connection with the Arrangement; (vi) subject to the terms of the Arrangement Agreement, the Horizon Arrangement Agreement remaining in full force and effect and certain conditions to the completion of the Horizon Arrangement having been satisfied or waived by Royal Gold; (vii) Dissent Rights having not been exercised with respect to more than 5% of the issued and outstanding Company Shares; and (viii) the satisfaction of certain other closing conditions customary for transactions of this nature. For more information, please see “The Arrangement Agreement – Conditions to Completion of the Arrangement” in this Circular.

Q: Do any directors or senior officers of Sandstorm have any interests in the Arrangement that are different from, or in addition to, those of the Shareholders?

A: In considering the Arrangement and the recommendation of the Board to vote in favour of the matters discussed in this Circular, Shareholders should be aware that some of the directors and senior officers of Sandstorm have interests in the Arrangement that are different from, or in addition to, the interests of Shareholders generally. The Special Committee and the Board were aware of these interests and considered them along with the other matters, when evaluating and negotiating the Arrangement Agreement and recommending approval of the Arrangement by the Shareholders. Please see “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Q: Will the Company Shares continue to be listed on the TSX and the NYSE after the Arrangement?

A: No. The Company Shares will be delisted from the TSX and the NYSE after the Arrangement has been completed and Sandstorm will become a wholly-owned subsidiary of Royal Gold. After the Arrangement has been completed, former Shareholders will hold shares of Royal Gold common stock, which will be listed on Nasdaq.

Q: Should I send my Company Share certificate(s) or DRS Advice(s) now?

A: You are not required to send your certificate(s) or DRS Advice(s) representing Company Shares to validly cast your vote in respect of the Arrangement Resolution. Please see “The Arrangement – Exchange of Company Shares” in this Circular.

MANAGEMENT INFORMATION CIRCULAR

Where Company Shares are evidenced only by a DRS Advice(s), there is no requirement to first obtain a share certificate for those Company Shares. Only a properly completed and duly executed Letter of Transmittal, accompanied by the applicable DRS Advice(s) are required to be delivered to the Depositary in order to surrender those Company Shares under the Arrangement.

Do not send your Letter of Transmittal and share certificate(s)/DRS Advice(s) to Sandstorm. Please follow the delivery instructions set forth in the Letter of Transmittal.

Q: How will I know when the Arrangement will be implemented?

A: The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. If the Company Shareholder Approval is obtained at the Meeting and the Purchaser Stockholder Approval is obtained at the Purchaser Meeting, the Effective Date is expected to occur in the fourth quarter of 2025, subject to obtaining Court approval, the Key Regulatory Approvals, certain stock exchange approvals as well as the satisfaction or waiver of all of the other conditions to the completion of the Arrangement contained in the Arrangement Agreement, including the satisfaction or waiver by Royal Gold of certain conditions to the completion of the Horizon Arrangement. On the Effective Date, Sandstorm will publicly announce that the Arrangement has been completed.

Q: Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A: Yes. Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the completion of the Arrangement is subject to conditions precedent; (ii) the Purchaser Shares issued in connection with the Arrangement may have a market value different than expected; (iii) the market price of the Company Shares and Purchaser Shares may be materially adversely affected in certain circumstances; (iv) the issuance of a significant number of Purchaser Shares and a resulting “market overhang” could adversely affect the market price of the Purchaser Shares after completion of the Arrangement; (v) the completion of the Arrangement is uncertain and Sandstorm will incur costs and may have to pay the Company Termination Payment or the Expense Reimbursement under certain circumstances; (vi) Sandstorm is restricted from taking certain actions while the Arrangement is pending; (vii) the Company Termination Payment provided under the Arrangement Agreement may discourage other parties from attempting to acquire Sandstorm; (viii) the Arrangement may divert the attention of Sandstorm’s management; (ix) the Arrangement Agreement may be terminated in certain circumstances; (x) the conditions set forth in the Horizon Arrangement Agreement may not be satisfied or events may occur preventing the transactions contemplated by the Horizon Arrangement Agreement from being consummated; (xi) directors and senior officers of Sandstorm have interests in the Arrangement that may be different from those of Shareholders generally; (xii) the Board considered financial projections prepared by Sandstorm management in connection with the Arrangement, and actual performance of Royal Gold and Sandstorm may differ materially from these projections; (xiii) Royal Gold and Sandstorm may be the targets of legal claims, securities class action, derivative lawsuits and other claims; (xiv) the Combined Company may not recognize certain anticipated benefits of the Arrangement; (xv) unaudited pro forma condensed combined financial statements may not be indicative of the results of operations or financial condition of the Combined Company; and (xvi) as a holder of Purchaser Shares, you will be subject to the risks associated with an investment in Royal Gold following completion of the Arrangement. Please see “Risk Factors” in this Circular.

Q: What are the Canadian income tax consequences of the Arrangement?

A: For a summary of certain material Canadian income tax consequences of the Arrangement, please see “Certain Canadian Federal Income Tax Considerations” in this Circular. Such summary is not intended to be legal or tax advice to any particular Shareholder. Shareholders should consult their tax and investment advisors with respect to their particular circumstances.

MANAGEMENT INFORMATION CIRCULAR

Q: What are the U.S. federal income tax consequences of the Arrangement?

A: For a summary of certain material U.S. federal income tax consequences of the Arrangement, please see “Certain United States Federal Income Tax Consequences of the Arrangement” in this Circular. Such summary is not intended to be legal or tax advice to any particular Shareholder. Shareholders should consult their tax and investment advisors with respect to their particular circumstances.

Q: What will happen to the Company Shares that I currently own after completion of the Arrangement?

A: Upon completion of the Arrangement, certificate(s) or DRS Advice(s) representing Company Shares will represent only the right of the Registered Shareholder to receive the Consideration for each Company Share held in accordance with the procedures set out in the Circular and the Plan of Arrangement. Following completion of the Arrangement, it is expected that Company Shares will be delisted from trading on the TSX and NYSE, and subject to applicable law, it is expected that Royal Gold will cause Sandstorm to apply to terminate its status as a reporting issuer in all applicable jurisdictions in which the Company is a reporting issuer. In addition, it is expected that Royal Gold will cause the Company to terminate it registration under Section 12(g) and suspend its reporting obligations under Section 13(a) of the U.S. Exchange Act following completion of the Arrangement. Thereafter the Company will cease to be required to file reports with the applicable Canadian Securities Authorities and the SEC. The Purchaser Shares are expected to continue to be listed on Nasdaq.

QUESTIONS RELATING TO THE MEETING

Q: When and where is the Meeting?

A: The Meeting will be held in the Gold Boardroom at the Company’s head office located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6, on Thursday, October 9, 2025, at the hour of 8:00 a.m. (Vancouver Time).

Q: Who is soliciting my proxy?

A: Your proxy is being solicited by management of Sandstorm. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone and other means of contact. In addition, Sandstorm has engaged Laurel Hill as its proxy solicitation agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Meeting.

If you have questions or require voting assistance, please contact Laurel Hill by telephone at 1-877-452-7184 toll-free in North America (+1-416-304-0211 for collect calls outside of North America) or by e-mail at assistance@laurelhill.com.

Q: Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A: Only holders of Company Shares of record, or their duly appointed proxyholders, as of the close of business (Vancouver time) on September 8, 2025, the Record Date for the Meeting, are entitled to receive notice of, attend and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

Beneficial Shareholders who have not duly appointed themselves as proxyholder may be able to attend the Meeting as guests but will not be able to vote at the Meeting.

For all purposes contemplated by this Circular, the quorum for the transaction of business at the Meeting is two Persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued Company Shares enjoying voting rights at the Meeting.

MANAGEMENT INFORMATION CIRCULAR

Q: How do I vote?

A: There are different ways to submit your voting instructions depending on whether you are a Registered Shareholder or a Beneficial Shareholder.

•

Registered Shareholders: You must be a Registered Shareholder at the close of business (Vancouver time) on the Record Date to vote. You may vote in person or in advance of the Meeting by proxy, mail, phone or on the Internet.

•

Beneficial Shareholders: You may vote or appoint a proxy using the VIF provided to you. Your vote or proxy appointment will be submitted by your bank, trust company, securities broker, trustee, custodian or other nominee who holds Company Shares on your behalf to the Company.

	Registered Shareholders	Beneficial Shareholders (Company Shares held with a broker, bank or other intermediary.)
Internet	www.investorvote.com	www.proxyvote.com
Telephone	Toll-Free: 1-866-732-VOTE (8683) International: 312-588-4290	Dial the applicable number listed on the voting instruction form.
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

For more information, please see “How do I appoint a third party as my proxyholder?”, and “General Information Concerning the Meeting – Appointment of Proxyholders” and “General Information Concerning the Meeting – Advice to Beneficial (Non-Registered) Shareholders”.

Q: How do I know if I am a Registered Shareholder or a Beneficial Shareholder?

A: You may own Company Shares in one or both of the following ways:

•	If you are in possession of a physical share certificate or DRS Advice, you are a Registered Shareholder and your name and address are known to us through our Transfer Agent.

•

If you own Company Shares through an Intermediary, you are a Beneficial Shareholder and you will not have a physical share certificate or a DRS Advice. In this case, you will have an account statement from your bank or broker as evidence of your share ownership.

Most Shareholders are Beneficial Shareholders. Their Company Shares are registered in the name of an Intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds Company Shares on their behalf, or in the name of a clearing agency in which the Intermediary is a participant (such as CDS). Intermediaries have obligations to forward the Meeting materials to such Beneficial Shareholders unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Q: If my Company Shares are held in the name of an Intermediary, will they automatically vote my Company Shares for me?

A: No. Specific voting instructions must be provided. Please see “How do I vote if my Company Shares are held in the name of an Intermediary?” below.

MANAGEMENT INFORMATION CIRCULAR

Q: How do I vote if my Company Shares are held in the name of an Intermediary?

A: Fill in the VIF you received with this package and carefully follow the instructions provided. You can send your voting instructions by phone or by mail or through the internet.

Only Registered Shareholders or their duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves as proxyholder, are permitted to attend and vote at the Meeting.

To attend and vote at the Meeting, Beneficial Shareholders should insert their name or their chosen representative’s name (who need not be a Shareholder) in the blank space provided in the VIF and follow the instructions on returning the form.

Beneficial Shareholders who have not duly appointed themselves as proxyholder may be able to attend the Meeting as guests but will not be able to vote at the Meeting.

Please see “How do I appoint a third party as my proxyholder?” below for more information on how Beneficial Shareholders can appoint third parties as proxyholders and vote their Company Shares.

Q: How do I appoint a third party as my proxyholder?

A: The following applies to Registered Shareholders who wish to appoint a Person other than the management nominees set forth in the form of proxy as proxyholder, and Beneficial Shareholders who wish to appoint themselves (or a Person other than the management nominees) as proxyholder to attend, participate in and vote at the Meeting.

You have the right to appoint any Person you want to be your proxyholder. It does not have to be a Shareholder or the Person designated in the enclosed form(s). Simply indicate the Person’s name as directed on the enclosed proxy form(s) or complete any other legal proxy form and deliver it to Computershare within the time hereinafter specified for receipt of proxies.

Shareholders who wish to appoint a third-party proxyholder to attend, participate and vote at the Meeting as their proxy and vote their securities MUST submit their proxy (or proxies) or VIF, as applicable, appointing such third-party proxyholder in accordance with the instructions provided in the proxy or VIF, as applicable.

If you are a Beneficial Shareholder and wish to attend, participate in and vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

If you are a Beneficial Shareholder located in the United States and wish to attend, participate in and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you MUST complete an additional step and obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you MUST then submit such legal proxy to Computershare at uslegalproxy@computershare.com.

Q: How many Company Shares are entitled to vote?

A: As of the Record Date, there were 294,964,289 Company Shares outstanding and entitled to vote at the Meeting. You are entitled to one vote for each Company Share that you own.

MANAGEMENT INFORMATION CIRCULAR

Q: What if I return my proxy but do not mark it to show how I wish to vote?

A: If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Company Shares will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Board.

Q: When is the cut-off time for delivery of proxies?

A: Proxies sent by mail or courier must be delivered to Computershare, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. In this case, assuming no adjournment or postponement of the Meeting, the proxy cut-off time is 8:00 a.m. (Vancouver time) October 7, 2025. Assuming no adjournment or postponement of the Meeting, online votes submitted via the internet at www.investorvote.com must also be submitted by 8:00 a.m. (Vancouver time) on October 7, 2025. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting, in his or her sole discretion, without notice.

A Beneficial Shareholder exercising voting rights through an Intermediary should consult the VIF from such Beneficial Shareholder’s Intermediary as the Intermediary may have earlier deadlines.

Q: Can I change my vote after I submitted a signed proxy?

A: Yes. If you want to change your vote after you have delivered a proxy, you can do so by submitting a new, later dated, proxy before the proxy cut-off time.

Q: Am I entitled to Dissent Rights?

A: If you are a Registered Shareholder as at the close of business on the Record Date who duly and validly exercises Dissent Rights and the Arrangement Resolution is approved, you will be entitled to be paid the fair value of all, but not less than all, of your Company Shares calculated as of the close of business on the business day before the Arrangement Resolution was adopted. This amount may be the same as, more than or less than the Consideration per Company Share that will be paid under the Arrangement.

If you wish to dissent, you must ensure that a written objection to the Arrangement Resolution is received by Sandstorm not later than 4:00 p.m. (Vancouver time) on October 7, 2025 (or by 4:00 p.m. (Vancouver time) on the date that is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the dissent procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement, all as described under “The Arrangement – Dissenting Shareholders’ Rights”.

Failure to strictly comply with the requirements set forth in Sections 237 and 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement, may result in the loss of any right of dissent. Be sure to read the section entitled “The Arrangement – Dissenting Shareholders’ Rights” and consult your own legal advisor if you wish to exercise Dissent Rights.

Q: How can I revoke my proxy?

A: If a Registered Shareholder changes his, her or its vote by submitting a new, later dated, proxy before the proxy deadline, such change will revoke any previous proxy filed by such Registered Shareholder.

A Registered Shareholder can also revoke a proxy by: (a) signing a valid notice of revocation or other written statement which indicates, clearly, that the Registered Shareholder wants to revoke their proxy, by the Registered Shareholder or such holder’s authorized attorney in writing, or, if such a holder is a corporation, under its corporate seal by an officer or duly authorized attorney, and delivering this signed notice or revocation or other written statement to Computershare at

MANAGEMENT INFORMATION CIRCULAR

320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6 or to the address of the registered office of the Company at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6 no later than 8:00 a.m. (Vancouver time) on October 7, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof; (b) personally attending the Meeting and voting their Company Shares at the Meeting; or (c) voting in any other manner permitted by law. If a Registered Shareholder casts a vote at the Meeting, such Registered Shareholder will revoke a previously submitted proxy. Registered Shareholders who do not wish to revoke a previously submitted proxy should not vote during the Meeting.

If a Registered Shareholder revokes their proxy and does not replace it with another that is deposited before the deadline, they can still vote their Company Shares, but to do so they must attend the Meeting and follow the procedures for voting in person at the Meeting.

Only Registered Shareholders have the right to directly revoke a proxy. Beneficial Shareholders should follow instructions provided to them by their Intermediary with respect to their VIF.

Q: Who can I contact if I have additional questions?

A: If you have any questions about this Circular or the matters described in this Circular, please contact your legal, tax, financial or other professional advisor. If you would like additional copies, without charge, of this Circular or you have any questions or require assistance with voting your proxy, please contact Sandstorm’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 toll-free in North America (+1-416-304-0211 for collect calls outside of North America) or by e-mail at assistance@laurelhill.com. Please see “Other Information – Additional Information” in this Circular.

MANAGEMENT INFORMATION CIRCULAR

Glossary of Defined Terms

The following terms used in the Circular have the meanings set forth below.

“AcquireCo” means International Royalty Corporation, a company existing under the laws of Canada, which is a wholly-owned subsidiary of Royal Gold.

“Acquisition Proposal” means a Company Acquisition Proposal or a Purchaser Acquisition Proposal, as the context requires.

“Advance” has the meaning ascribed in Appendix I “Information Concerning Royal Gold – Recent Developments – Kansanshi Transaction”.

“affiliate” has the meaning ascribed thereto in NI 45-106 in force as of the date of the Arrangement Agreement, unless otherwise indicated.

“allowable capital loss” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Antamina Mine” means the Antamina open-pit copper mine located in the Andes Mountain range of Peru, 270 kilometres north of Lima.

“Antamina Report” means the technical report entitled “NI 43-101 Technical Report on Antamina Mining Operation, Peru” dated February 19, 2025, and having an effective date of December 31, 2024, which technical report was prepared for Teck and which report was filed on February 20, 2025, and is available under Teck’s profile on SEDAR+.

“ARC” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Canadian Competition Act with respect to the transactions contemplated by the Arrangement Agreement, such advance ruling certificate having not been modified or withdrawn prior to the Effective Time.

“Arrangement” means the arrangement of the Company under the provisions of Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of Sandstorm, AcquireCo and Royal Gold, each acting reasonably).

“Arrangement Agreement” means the arrangement agreement dated July 6, 2025 among Royal Gold, AcquireCo and Sandstorm, together with the Company Disclosure Letter and the Purchaser Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution to be considered, and, if thought fit, passed by the Shareholders at the Meeting to approve the Arrangement, substantially in the form and content of Appendix A to this Circular.

“Authorization” means in respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction or decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person.

MANAGEMENT INFORMATION CIRCULAR

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time.

“Beneficial Shareholder” means a Person who holds Company Shares through an Intermediary or who otherwise holds Company Shares in another Person’s name.

“BMO Capital Markets” means BMO Nesbitt Burns Inc., financial advisor to Sandstorm.

“BMO Fairness Opinion” means the opinion of BMO Capital Markets to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

“Board” means the board of directors of the Company, as constituted from time to time.

“Board Recommendation” means the unanimous recommendation of the Board that the Shareholders vote FOR the Arrangement Resolution.

“Broadridge” means Broadridge Financial Solutions, Inc.

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Denver, Colorado, Toronto, Ontario or Vancouver, British Columbia.

“Canadian Competition Act” means the Competition Act (Canada).

“Canadian Competition Act Approval” means, with respect to the transactions contemplated by the Arrangement Agreement, (a) that the Commissioner shall have issued to Royal Gold an ARC, or (b) that (i) the waiting period under Section 123 of the Canadian Competition Act shall have expired or been terminated by the Commissioner, or the Commissioner shall have waived the requirement to submit a Notification pursuant to Paragraph 113(c) of the Canadian Competition Act, and, unless waived in writing by Royal Gold, (ii) the Commissioner shall have issued to Royal Gold a No Action Letter.

“Canadian Securities Authorities” means the British Columbia Securities Commission and any other applicable securities commissions and securities regulatory authority of a province or territory of Canada.

“Canadian Securities Laws” means the Securities Act and any other applicable Canadian provincial or territorial securities Laws (including published policies thereunder).

“Cassels” means Cassels Brock & Blackwell LLP, Canadian legal counsel to Sandstorm.

“CDS” means CDS Clearing and Depository Services Inc.

“CFC” has the meaning ascribed in the section entitled “Certain United States Federal Income Tax Consequences of the Arrangement – Passive Foreign Investment Company Considerations – Consequences of PFIC Status”.

“Chair” means the Person responsible for overseeing and facilitating the Meeting.

“Change in Recommendation” has the meaning ascribed in the section entitled “The Arrangement Agreement – Non-Solicitation of Alternative Transactions and Change in Recommendation – Non-Solicitation”.

“CIBC Fairness Opinion” means the opinion of CIBC World Markets to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

MANAGEMENT INFORMATION CIRCULAR

“CIBC World Markets” means CIBC World Markets Inc., independent co-financial advisor to the Special Committee.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“CIM Definition Standards” means the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.

“Circular” means this management information circular, including the Notice of Meeting and all appendices hereto and all documents incorporated by reference herein, and all amendments or supplements hereof.

“Code” means the United States Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

“Combined Company” means Royal Gold following completion of the Arrangement and the Horizon Arrangement.

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Canadian Competition Act or any person authorized to perform duties on behalf of the Commissioner of Competition.

“Company” or “Sandstorm” means Sandstorm Gold Ltd., a company existing under the BCBCA.

“Company Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal or inquiry from any Person or group of Persons “acting jointly or in concert” (within the meaning of NI 62-104) (other than Royal Gold or any controlled affiliate of Royal Gold ), whether written or oral, made after the date of the Arrangement Agreement, relating to:

(a)

any sale or disposition (or any joint venture (for the avoidance of doubt, including where Sandstorm retains an interest in a joint venture), lease, license, royalty agreement or other arrangement, in each such case having the same economic effect as a sale or disposition), in a single transaction or series of related transactions, of (i) the assets of Sandstorm and/or one or more of its Subsidiaries that, individually or in the aggregate, (A) represent 20% or more of the consolidated assets of Sandstorm and its Subsidiaries, taken as a whole, or (B) contribute 20% or more of the consolidated revenue of Sandstorm and its Subsidiaries, taken as a whole (in each case, as applicable, determined based upon the most recent publicly available consolidated financial statements of Sandstorm), or (ii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of Sandstorm or (iii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of Sandstorm whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Sandstorm and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Sandstorm); or

(b)

any take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning (i) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of Sandstorm or (ii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of Sandstorm whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Sandstorm and its Subsidiaries, taken as a whole (determined based upon the most recent publicly available consolidated financial statements of Sandstorm); or

(c)

a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction

MANAGEMENT INFORMATION CIRCULAR

involving Sandstorm and/or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning (i) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of Sandstorm or (ii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of Sandstorm whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Sandstorm and its Subsidiaries, taken as a whole (determined based upon the most recent publicly available consolidated financial statements of Sandstorm); or

(d)

any other similar transaction or series of transactions (for the avoidance of doubt including a combination of one or more transactions described in clause (a), clause (b), and/or clause (c) which when considered individually would not constitute a Company Acquisition Proposal), the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement, the Arrangement or the Horizon Arrangement Agreement.

“Company AIF” means the annual information form of Sandstorm dated March 31, 2025 for the year ended December 31, 2024.

“Company Annual Financial Statements” means the audited consolidated financial statements of the Company as at and for the year ended December 31, 2024, together with the notes thereto.

“Company Annual MD&A” means the management’s discussion and analysis of the Company for the year ended December 31, 2024.

“Company Credit Facility” means the Fourth Amended and Restated Credit Agreement dated as of July 12, 2022 among Sandstorm, the lending institutions from time to time parties thereto, and the Bank of Nova Scotia as administrative agent, as amended.

“Company Disclosure Letter” means the disclosure letter dated July 6, 2025 in the form executed by the Company and delivered to and accepted by Royal Gold concurrently with the execution of the Arrangement Agreement.

“Company Equity Incentive Plans” means collectively, the Company Option Plan, the Company RSR Plan and the Company PSR Plan.

“Company Financial Statements” means collectively, the Company Annual Financial Statements and Company Interim Financial Statements.

“Company Incentive Awards” means collectively, the Company Options, Company RSRs and Company PSRs.

“Company Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2025 and 2024, including the notes thereto.

“Company Interim MD&A” means the management’s discussions and analysis of the Company for the three and six months ended June 30, 2025.

“Company Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that (x) prevents, materially delays or materially impairs, or would reasonably be expected to prevent, materially delay or materially impair, the ability of Sandstorm or its Subsidiaries to consummate the transactions contemplated by the Arrangement Agreement, or (y) is, or would reasonably be expected to be, material and adverse to the business, results of operations or condition (financial or otherwise) of Sandstorm and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting or arising from or relating to:

MANAGEMENT INFORMATION CIRCULAR

(a)

the announcement or execution of the Arrangement Agreement or the implementation of the transactions contemplated hereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of Sandstorm with customers, suppliers, service providers and employees) (for the avoidance of doubt, provided, that this clause (a) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement or the performance of obligations under the Arrangement Agreement);

(b)

any change in the market price or trading volume of any securities of Sandstorm (it being understood that the changes, effects, events, occurrences or states of fact or circumstance underlying such change in market price or trading volume that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(c)	any change affecting the mining industry as a whole;

(d)	any change (on a current or forward basis) in the price of metals or any changes in commodity prices or general market prices affecting the mining industry generally;

(e)	general political, economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions including the imposition, adjustment or revocation of tariffs;

(f)

any change or prospective change after the date of the Arrangement Agreement in IFRS, or changes or prospective changes in regulatory accounting requirements applicable to the industries in which Sandstorm conducts business;

(g)	the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism;

(h)

the occurrence of any cyber-attack or data breach (other than, for the avoidance of doubt, a cyber-attack that is primarily directed at (or a data breach that primarily involves) Sandstorm or any of its Subsidiaries);

(i)

any general outbreak of illness, pandemic (including COVID-19 or derivatives or variants thereof), epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof;

(j)

the failure of Sandstorm to meet any internal or published projections, forecasts, guidance, budgets, or estimates of revenues, earnings, cash flow or other financial performance or results of operations for any period (provided, however, that the changes, effects, events, occurrences or states of fact or circumstance underlying such failure that are not otherwise excluded from the definition of a Company Material Adverse Effect may be considered to determine whether such failure constitutes a Company Material Adverse Effect);

(k)	any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire, weather-related event or man-made natural disaster); or

(l)

any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity (including with respect to Taxes), provided, however, that if with respect to clauses (c), (d), (e), (f), (g), (h), (i), (k) and (l), any such change, effect, event, occurrence or state of facts or circumstance has a disproportionate effect on Sandstorm and its Subsidiaries, taken as a whole, compared to other entities that own and manage mining royalty and streaming interests, the disproportionate change, effect, event, occurrence or state of facts or circumstance may be taken into account in determining whether a Company Material Adverse Effect has occurred, and references in the Arrangement

MANAGEMENT INFORMATION CIRCULAR

Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for the purposes of determining whether a “Company Material Adverse Effect” has occurred.

“Company Option Plan” means the amended and restated stock option plan of the Company effective May 10, 2013, as amended.

“Company Options” means the outstanding options to purchase Company Shares granted under the Company Option Plan.

“Company Permitted Dividends” means, in respect of the Company Shares, regular quarterly dividends declared from time to time by the Board in the ordinary course, not exceeding C$0.02 per Company Share per quarter, with a record date occurring on or after the date of the Arrangement Agreement and prior to the Effective Date.

“Company Projections” has the meaning ascribed in the section entitled “Risk Factors – Risks Relating to the Arrangement”.

“Company PSR Plan” means the performance share plan of the Company effective December 12, 2024.

“Company PSRs” means the outstanding performance share rights granted under the Company PSR Plan.

“Company Royalty and Stream Agreements” means the definitive agreements pursuant to which Sandstorm holds the Company Royalty and Stream Interests and any ancillary documentation relating to the Company Royalty and Stream Interests or agreements relating to any security interests granted thereunder.

“Company Royalty and Stream Interests” means (a) the royalty, streaming, net profit, production payment or other similar interests of Sandstorm in production from any mineral property or mining project, at any stage, including greenfield, exploration, advanced exploration, evaluation, development, operation, care and maintenance and reclamation and (b) any other agreements in support of the same, including by way of guaranty or security.

“Company RSR Plan” means the restricted share plan of the Company effective April 4, 2011, as amended.

“Company RSRs” means the outstanding restricted share rights granted under the Company RSR Plan.

“Company Shareholder Approval” means the approval of the Arrangement Resolution by at least: (i) 66 2⁄3% of the votes cast by Shareholders present in person or by proxy at the Meeting and (ii) a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, excluding the Excluded Shares for purposes of MI 61-101.

“Company Shares” means the common shares in the capital of the Company.

“Company Superior Proposal” means a bona fide unsolicited written Company Acquisition Proposal (with references to 20% in such definition being deemed to be replaced with references to 100%) in respect of Sandstorm and its Subsidiaries that did not result from a breach of Section 7.1 of the Arrangement Agreement:

(a)

that, in the opinion of the Board, acting in good faith, is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Company Acquisition Proposal and the Person or group of Persons making the Company Acquisition Proposal;

(b)

that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate the Company Acquisition Proposal to the satisfaction of the Board, acting in good faith (after consultation with the Company’s legal and financial advisors);

(c)	that is not subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant);

MANAGEMENT INFORMATION CIRCULAR

(d)	that complies with applicable Securities Laws in all material respects;

(e)	in the case of a Company Acquisition Proposal that relates to the acquisition of the outstanding Company Shares, that is made available to all Shareholders on the same terms and conditions; and

(f)

in respect of which the Board (after consultation with the Company’s legal and financial advisors) determines in good faith, and after taking into account all the terms and conditions of the Company Acquisition Proposal, including all legal, financial, regulatory and other aspects of the Company Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement proposed by Royal Gold pursuant to Section 7.4(b) of the Arrangement Agreement).

“Company Supporting Shareholders” means Nolan Watson, David Awram, Erfan Kazemi, Tom Bruington, Ian Grundy and each director on the Board.

“Company Termination Payment” means $130 million.

“Company Voting Agreements” means the voting and support agreements between Royal Gold and the Shareholders party thereto setting forth the terms and conditions upon which they have agreed, among other things, to vote their Company Shares in favour of the Arrangement Resolution.

“Confidentiality Agreement” means the mutual confidentiality agreement between Royal Gold and Sandstorm dated March 25, 2025, as amended.

“Consideration” means the consideration in the form of Purchaser Shares equal to the Exchange Ratio for each Company Share to be issued to Shareholders pursuant to Section 2.3(c) of the Plan of Arrangement.

“Consideration Shares” means the Purchaser Shares to be issued to Shareholders pursuant to the Plan of Arrangement.

“Contract” means any written legally binding contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture arrangement, partnership arrangement or other right or obligation and any amendment thereto to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Controlling Individual” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations –Eligibility for Investment”.

“Court” means the Supreme Court of British Columbia.

“CRA” means the Canada Revenue Agency.

“De Minimis Exclusion” has the meaning ascribed in the section entitled “The Arrangement – MI 61-101 – Collateral Benefits”.

“Depositary” means Computershare Investor Services Inc.

“DGCL” means Delaware General Corporation Law, as amended from time to time.

MANAGEMENT INFORMATION CIRCULAR

“Dissent Rights” means the rights of dissent exercisable by Registered Shareholders as of the Record Date in connection with the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order.

“Dissent Shares” means the Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights.

“Dissenting Shareholder” means a Registered Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who was not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Dissent Shares.

“DRS Advices” means the direct registration system advices representing Company Shares.

“DTC” means The Depository Trust Company.

“EDGAR” means Electronic Data Gathering, Analysis, and Retrieval.

“Effective Date” means the date upon which the Arrangement becomes effective in accordance with Section 2.11(a) of the Arrangement Agreement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as Royal Gold and Sandstorm agree to in writing before the Effective Date.

“Electing Shareholder” has the meaning ascribed in the section entitled “Certain United States Federal Income Tax Consequences of the Arrangement – Passive Foreign Investment Company Considerations – Consequences of PFIC Status”.

“Employment Agreements” has the meaning ascribed in the section entitled “The Arrangement – Interests of Certain Persons in the Arrangement – Employment Agreements and Compensation Bonus”.

“Exchange Ratio” means 0.0625.

“Excluded Shares” has the meaning ascribed in the section entitled “The Arrangement – MI 61-101 – Formal Valuation”.

“Exclusivity Period” has the meaning ascribed in the section entitled “The Arrangement – Background to the Arrangement”.

“Expense Reimbursement” means up to $5,000,000.

“Fairness Opinions” means collectively, the NBF Fairness Opinion, CIBC Fairness Opinion and BMO Fairness Opinion.

“Fasken” means Fasken Martineau DuMoulin LLP, legal counsel to the Special Committee.

“Final Order” means the final order of the Court contemplated by Section 2.7 of the Arrangement Agreement, in a form and substance acceptable to Sandstorm and Royal Gold, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the consent of both Sandstorm and Royal Gold, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Sandstorm and Royal Gold, each acting reasonably) on appeal.

“First Quantum” means First Quantum Minerals Ltd.

MANAGEMENT INFORMATION CIRCULAR

“GAAP” means the generally accepted accounting principles in the United States, including standards and interpretations issued or adopted by the Financial Accounting Standards Board.

“Governmental Entity” means (a) any international, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, international arbitration institution, commission, board, ministry bureau, agency or entity, domestic or foreign, including the Canadian Securities Authorities and the SEC; (b) any stock exchange, including the TSX, the NYSE and Nasdaq; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Holder” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations”.

“Horizon” means Horizon Copper Corp., a corporation existing under the laws of the Province of British Columbia.

“Horizon Arrangement” means the proposed transaction between Royal Gold and Horizon pursuant to which (among other things) Royal Gold (or an affiliate thereof) will acquire all of the issued and outstanding common shares of Horizon (other than the common shares of Horizon held by Sandstorm) pursuant to a plan of arrangement under the BCBCA.

“Horizon Arrangement Agreement” means the arrangement agreement among Royal Gold, AcquireCo and Horizon dated July 6, 2025.

“Horizon Meeting” means the special meeting of Horizon securityholders, including any adjournment or postponement thereof, to be called and held to consider and approve the Horizon Arrangement.

“Horizon Support Agreement” means the voting and support agreement between Royal Gold and Sandstorm dated July 6, 2025.

“IAS 34” means International Accounting Standard 34, Interim Financial Reporting.

“ICA Approval” means (a) the responsible Minister shall have sent a written notice pursuant to subsection 21(1) of the Investment Canada Act to Royal Gold stating that the Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, or alternatively, the time period provided for such notice under subsection 21(1) of the Investment Canada Act shall have expired such that the Minister shall be deemed, pursuant to subsection 21(2) of the Investment Canada Act, to be satisfied that the transactions contemplated by the Arrangement Agreement are of net benefit to Canada; and (b) more than 45 days shall have elapsed from the time that the Director of Investments under the Investment Canada Act has certified the application for review filed with the Minister in connection with the transactions contemplated by the Arrangement Agreement as complete and the Minister has not sent to Royal Gold a notice under subsection 25.2(1) of the Investment Canada Act and the Minister shall not have issued an order under subsection 25.3(1) of the Investment Canada Act in relation to the transactions contemplated by the Arrangement Agreement or, if such a notice has been sent or such an order has been made, Royal Gold has subsequently received in relation to the transactions contemplated by the Arrangement Agreement: (i) the notice referred to under paragraphs 25.2(2)(a) or (b) of the Investment Canada Act, (ii) the notice referred to under paragraph 25.3(3)(a) of the Investment Canada Act, or (iii) a copy of an order under paragraph 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by the Arrangement Agreement, provided that such order is on terms and conditions that are consistent with Royal Gold’s obligations under the Arrangement Agreement.

“IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Independent Committee Exclusion” has the meaning ascribed in the section entitled “The Arrangement – MI 61-101 – Collateral Benefits”.

MANAGEMENT INFORMATION CIRCULAR

“Interim Order” means the interim order of the Court, attached as Appendix C to this Circular, issued following the application therefor submitted to the Court after being informed of the intention of the Parties to rely upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Consideration Shares issued pursuant to the Arrangement as contemplated by Section 2.3 of the Arrangement Agreement, in a form and substance acceptable to Sandstorm and Royal Gold, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended, supplemented, modified or varied by the Court with the consent of Sandstorm and Royal Gold, each acting reasonably.

“Intermediary” means collectively, a broker, investment dealer, bank, trust company, nominee or other intermediary.

“Investment Assets” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Offshore Investment Fund Property Rules”.

“Investment Canada Act” means the Investment Canada Act (Canada).

“IRS” means the United States Internal Revenue Service.

“Kansanshi Transaction” has the meaning ascribed in the section entitled “Summary – Information Concerning Royal Gold”.

“Key Regulatory Approvals” means, collectively, the Canadian Competition Act Approval, the ICA Approval and the SA Competition Act Approval.

“Laurel Hill” means Laurel Hill Advisory Group, the Company’s proxy solicitation agent and shareholder communications advisor.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of transmittal sent to the Registered Shareholders for use in connection with the Arrangement.

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, lease, sublease, restriction, easement, right-of-way, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“LOI” has the meaning ascribed in the section entitled “The Arrangement – Background to the Arrangement”.

“Mark-to-Market Election” has the meaning ascribed in the section entitled “Certain United States Federal Income Tax Consequences of the Arrangement – Passive Foreign Investment Company Considerations – Consequences of PFIC Status”.

“Matching Period” has the meaning ascribed in the section entitled “The Arrangement Agreement – Non-Solicitation of Alternative Transactions and Change in Recommendation – Superior Proposals and Royal Gold Right to Match”.

MANAGEMENT INFORMATION CIRCULAR

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

“Minister” means the person defined as the “Minister” under section 3 of the Investment Canada Act.

“MLI” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Disposition of Company Shares Pursuant to the Arrangement and Subsequent Dispositions of Purchaser Shares”.

“Nasdaq” means the Nasdaq Global Select Market.

“National Bank” means National Bank Financial Inc., independent co-financial advisor to the Special Committee.

“NAV” means net asset value, which in the streaming and royalty sector refers to the present value of expected future after-tax cash flows generated by a company’s portfolio of streaming, royalty and other interests, plus the value of any other assets held such as equity or debt securities, less any net debt or other liabilities.

“NBF Fairness Opinion” means the opinion of National Bank to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian Securities Administrators.

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Canadian Competition Act in respect of the transactions contemplated by the Arrangement Agreement, such written confirmation having not been modified or withdrawn prior to the Effective Time.

“NOBO” has the meaning ascribed in the section entitled “General Information Concerning the Meeting – Advice to Beneficial (Non-Registered) Shareholders”.

“non-GAAP measures” has the meaning ascribed in the section entitled “General Information – Non-GAAP Financial Performance Measures”.

“Non-NEO Officer” has the meaning ascribed in the section entitled “The Arrangement – Interests of Certain Persons in the Arrangement – Employment Agreements and Compensation Bonus”.

“Non-Resident Dissenter” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.

“Non-Resident Holder” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Non-U.S. Holder” has the meaning ascribed in the section entitled “Certain United States Federal Income Tax Consequences of the Arrangement”.

MANAGEMENT INFORMATION CIRCULAR

“Notice of Dissent” has the meaning ascribed in the section entitled “The Arrangement – Dissenting Shareholders’ Rights”.

“Notice Shares” has the meaning ascribed in the section entitled “The Arrangement – Dissenting Shareholders’ Rights”.

“Notifiable Transactions” has the meaning ascribed in the section entitled “The Arrangement – Key Regulatory Approvals – Canadian Competition Act Approval”.

“Notification” has the meaning ascribed in the section entitled “The Arrangement – Key Regulatory Approvals – Canadian Competition Act Approval”.

“NYSE” means the New York Stock Exchange.

“OBO” has the meaning ascribed in the section entitled “General Information Concerning the Meeting – Advice to Beneficial (Non-Registered) Shareholders”.

“OIF Rules” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Offshore Investment Fund Property Rules”.

“Outside Date” means January 6, 2026 or such later date as may be agreed to in writing by the Parties; provided, however, that if the Effective Date has not occurred by January 6, 2026 as a result of the failure to satisfy the conditions set forth in Section 6.1(d) of the Arrangement Agreement and no Key Regulatory Approval has been denied by a non-appealable decision of a Governmental Entity, then any Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Vancouver time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than 30 days from the then-current Outside Date (including as previously extended), provided further that, notwithstanding the foregoing, (a) a Party shall not be permitted to extend the Outside Date if the failure to satisfy the condition set forth in Section 6.1(d) of the Arrangement Agreement is primarily the result of the failure by such Party to perform any of its covenants or agreements or breach by such Party of any of its representations and warranties in any material respect under the Arrangement Agreement, and (b) the aggregate extension period from the Outside Date for the Parties, when combined, shall not exceed 90 days from January 6, 2026.

“Parties” means collectively, Royal Gold, AcquireCo and Sandstorm, and “Party” means any of them, as the context requires.

“Party A” has the meaning ascribed in the section entitled “The Arrangement – Background to the Arrangement”.

“Party B” has the meaning ascribed in the section entitled “The Arrangement – Background to the Arrangement”.

“Party C” has the meaning ascribed in the section entitled “The Arrangement – Background to the Arrangement”.

“Payout Percentage” means 200%.

“PCAOB” means the Public Company Accounting Oversight Board (United States).

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“PFIC” has the meaning ascribed in the section entitled “Certain United States Federal Income Tax Consequences of the Arrangement – Passive Foreign Investment Company Considerations”.

MANAGEMENT INFORMATION CIRCULAR

“Plan of Arrangement” means the plan of arrangement of the Company, substantially in the form of Appendix B to this Circular, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Sandstorm, AcquireCo and Royal Gold, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in the section entitled “The Arrangement Agreement – Covenants – Pre-Acquisition Reorganization”.

“Projections” has the meaning ascribed in the section entitled “Risk Factors – Risks Relating to the Arrangement”.

“proposed agreement” has the meaning ascribed in the section entitled “The Arrangement Agreement – Non-Solicitation of Alternative Transactions and Change in Recommendation – Superior Proposals and Royal Gold Right to Match”.

“Proposed Amendments” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations”.

“Purchaser Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal or inquiry from any Person or group of Persons “acting jointly or in concert” (within the meaning of NI 62-104) (other than Sandstorm or any controlled affiliate of Sandstorm), whether written or oral, made after the date of the Arrangement Agreement, relating to:

(a)

any sale or disposition (or any joint venture (for the avoidance of doubt, including where Royal Gold retains an interest in a joint venture), lease, license, royalty agreement or other arrangement, in each such case having the same economic effect as a sale or disposition), in a single transaction or series of related transactions, of (i) the assets of Royal Gold and/or one or more of its Subsidiaries that, individually or in the aggregate, (A) represent 20% or more of the consolidated assets of Royal Gold and its Subsidiaries, taken as a whole, or (B) contribute 20% or more of the consolidated revenue of Royal Gold and its Subsidiaries, taken as a whole (in each case, as applicable, determined based upon the most recent publicly available consolidated financial statements of Royal Gold), or (ii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of Royal Gold or (iii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of Royal Gold whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Royal Gold and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Royal Gold); or

(b)

any take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning (i) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of Royal Gold or (ii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of Royal Gold whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Royal Gold and its Subsidiaries, taken as a whole (determined based upon the most recent publicly available consolidated financial statements of Royal Gold); or

(c)

a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving Royal Gold and/or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning (i) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of Royal Gold or (ii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of Royal Gold whose assets, individually or in the

MANAGEMENT INFORMATION CIRCULAR

aggregate, constitute 20% or more of the consolidated assets of Royal Gold and its Subsidiaries, taken as a whole (determined based upon the most recent publicly available consolidated financial statements of Royal Gold); or

(d)

any other similar transaction or series of transactions (for the avoidance of doubt including a combination of one or more transactions described in clause (a), clause (b), and/or clause (c) which when considered individually would not constitute a Purchaser Acquisition Proposal), the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement, the Arrangement or the Horizon Arrangement Agreement.

“Purchaser Annual Financial Statements” means the “Financial Statements and Supplementary Data” in the Purchaser Annual Report.

“Purchaser Annual Report” means the Form 10-K annual report of Royal Gold filed February 13, 2025 for the fiscal year ended December 31, 2024.

“Purchaser Board” means the board of directors of Royal Gold, as constituted from time to time.

“Purchaser Credit Facility” means the Revolving Facility Credit Agreement, dated as of June 2, 2017, among Royal Gold, certain Subsidiaries of Royal Gold, the lenders from time to time party thereto, and the Bank of Nova Scotia as administrative agent, as amended.

“Purchaser Disclosure Letter” means the disclosure letter dated July 6, 2025 in the form executed by Royal Gold and delivered to and accepted by Sandstorm concurrently with the execution of the Arrangement Agreement.

“Purchaser Incentive Awards” means, collectively, the stock options, stock appreciation rights, restricted stock units, and performance stock units granted pursuant to the Purchaser Incentive Plan.

“Purchaser Incentive Plan” means the 2025 incentive plan of Royal Gold approved by the Purchaser Stockholders and effective on May 22, 2025.

“Purchaser Interim Financial Statements” means the “Financial Statements” in the Purchaser Quarterly Report.

“Purchaser Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that (x) prevents, materially delays or materially impairs, or would reasonably be expected to prevent, materially delay or materially impair, the ability of Royal Gold or its Subsidiaries to consummate the transactions contemplated by the Arrangement Agreement, or (y) is, or would reasonably be expected to be, material and adverse to the business, results of operations or condition (financial or otherwise) of Royal Gold and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting or arising from or relating to:

(a)

the announcement or execution of the Arrangement Agreement or the implementation of the transactions contemplated hereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of Royal Gold with customers, suppliers, service providers and employees) (for the avoidance of doubt, provided, that this clause (a) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement or the performance of obligations under the Arrangement Agreement);

(b)

any change in the market price or trading volume of any securities of Royal Gold (it being understood that the changes, effects, events, occurrences or states of fact or circumstance underlying such change in market price or

MANAGEMENT INFORMATION CIRCULAR

trading volume that are not otherwise excluded from the definition of a Purchaser Material Adverse Effect may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);

(c)	any change affecting the mining industry as a whole;

(d)	any change (on a current or forward basis) in the price of metals or any changes in commodity prices or general market prices affecting the mining industry generally;

(e)	general political, economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions including the imposition, adjustment or revocation of tariffs;

(f)

any change or prospective change after the date of the Arrangement Agreement in GAAP or changes or prospective changes in regulatory accounting requirements applicable to the industries in which Royal Gold conducts business;

(g)	the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism;

(h)

the occurrence of any cyber-attack or data breach (other than, for the avoidance of doubt, a cyber-attack that is primarily directed at (or a data breach that primarily involves) Royal Gold or any of its Subsidiaries);

(i)

any general outbreak of illness, pandemic (including COVID-19 or derivatives or variants thereof), epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof;

(j)

the failure of Royal Gold to meet any internal or published projections, forecasts, guidance, budgets, or estimates of revenues, earnings, cash flow or other financial performance or results of operations for any period (provided, however, that the changes, effects, events, occurrences or states of fact or circumstance underlying such failure that are not otherwise excluded from the definition of a Purchaser Material Adverse Effect may be considered to determine whether such failure constitutes a Purchaser Material Adverse Effect);

(k)	any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire, weather-related event or man-made natural disaster); or

(l)

any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity (including with respect to Taxes), provided, however, that if with respect to clauses (c), (d), (e), (f), (g), (h), (i), (k) and (l), any such change, effect, event, occurrence or state of facts or circumstance has a disproportionate effect on Royal Gold and its Subsidiaries, taken as a whole, compared to other entities that own and manage mining royalty and streaming interests, the disproportionate change, effect, event, occurrence or state of facts or circumstance may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for the purposes of determining whether a “Purchaser Material Adverse Effect” has occurred.

“Purchaser Meeting” means the meeting of the Purchaser Stockholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law to consider the Purchaser Stock Issuance and for any other purpose as may be set out in the Purchaser Proxy Statement.

“Purchaser Permitted Dividends” means, in respect of the Purchaser Shares, regular quarterly dividends declared from time to time by the Purchaser Board in the ordinary course consistent with past practice (subject to, for the avoidance of doubt, periodic increases to the declared dividend in such amounts as are consistent with past practice), with a record date occurring on or after the date of the Arrangement Agreement and prior to the Effective Date.

MANAGEMENT INFORMATION CIRCULAR

“Purchaser Projections” has the meaning ascribed in the section entitled “Risk Factors – Risks Relating to the Arrangement”.

“Purchaser Proxy Statement” means the proxy statement on Schedule 14A to be distributed to the Purchaser Stockholders, including all schedules, appendices and exhibits thereto and enclosures therewith, and information incorporated by reference therein, in connection with the Purchaser Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement.

“Purchaser Quarterly Report” means the Form 10-Q quarterly report of Royal Gold filed August 7, 2025 for the six months ended June 30, 2025.

“Purchaser Royalty and Stream Agreements” means the definitive agreements pursuant to which Royal Gold holds the Purchaser Royalty and Stream Interests.

“Purchaser Royalty and Stream Interests” means (a) the royalty, streaming, net profit, production payment or other similar interests of Royal Gold in production from any mineral property or mining project, at any stage, including greenfield, exploration, advanced exploration, evaluation, development, operation, care and maintenance and reclamation and (b) any other agreements in support of the same, including by way of guaranty or security.

“Purchaser Shares” means the common shares in the capital of Royal Gold.

“Purchaser Stock Issuance” means the issuance of the Consideration Shares as Consideration under the Plan of Arrangement.

“Purchaser Stockholder Approval” means the approval of the Purchaser Stock Issuance by the affirmative vote of at least a majority of the votes cast in person or represented by proxy at the Purchaser Meeting.

“Purchaser Stockholders” means the registered and/or beneficial holders of the Purchaser Shares, as the context requires.

“Purchaser Superior Proposal” means a bona fide unsolicited written Purchaser Acquisition Proposal (with references to 20% in such definition being deemed to be replaced with references to 50%) in respect of Royal Gold and its Subsidiaries and that did not result from a breach of Section 8.1 of the Arrangement Agreement:

(a)

that, in the opinion of the Purchaser Board, acting in good faith, is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Purchaser Acquisition Proposal and the Person or group of Persons making the Purchaser Acquisition Proposal;

(b)

that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate the Purchaser Acquisition Proposal to the satisfaction of the Purchaser Board, acting in good faith (after consultation with Royal Gold’s legal and financial advisors);

(c)	that is not subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant);

(d)	that complies with applicable Securities Laws in all material respects;

(e)

in the case of a Purchaser Acquisition Proposal that relates to the acquisition of the outstanding Purchaser Shares, that is made available to all Purchaser Stockholders on the same terms and conditions; and

(f)

in respect of which the Purchaser Board (after consultation with Royal Gold’s legal and financial advisors) determines in good faith, and after taking into account all the terms and conditions of the Purchaser Acquisition Proposal, including all legal, financial, regulatory and other aspects of the Purchaser Acquisition Proposal, would,

MANAGEMENT INFORMATION CIRCULAR

if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Purchaser Stockholders, than the Arrangement, taking into account, among other things, the expected benefits to Royal Gold arising from the Arrangement.

“Purchaser Supporting Stockholders” means William Heissenbuttel, Paul Libner, Martin Raffield, Randy Shefman, Jason Hynes and each director on the Purchaser Board.

“Purchaser Termination Payment” means $200 million.

“Purchaser Voting Agreements” means the voting and support agreements between Sandstorm and the Purchaser Stockholders party thereto setting forth the terms and conditions upon which they have agreed, among other things, to vote their Purchaser Shares in favour of the Purchaser Stock Issuance.

“QEF Election” has the meaning ascribed in the section entitled “Certain United States Federal Income Tax Consequences of the Arrangement – Passive Foreign Investment Company Considerations – Consequences of PFIC Status”.

“Record Date” means the record date for determining the Shareholders entitled to receive notice of and to vote at the Meeting, being the close of business on September 8, 2025 (Vancouver time) pursuant to the Interim Order.

“Registered Plan” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations –Eligibility for Investment”.

“Registered Shareholder” means a registered holder of Company Shares as recorded in the shareholder register of the Company.

“Regulations” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations”.

“Representatives” means with respect to a Party, such Party’s directors, officers, employees, counsel, financial advisors, accountants, agents, consultants and other authorized representatives and advisors.

“Resident Dissenter” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”.

“Resident Holder” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Reviewable Transaction” has the meaning ascribed in the section entitled “The Arrangement – Key Regulatory Approvals – ICA Approval”.

“RG AG” means RGLD Gold AG, a wholly owned subsidiary of Royal Gold.

“Royal Gold” means Royal Gold, Inc., a corporation existing under the DGCL.

“Rule 144” means Rule 144 under the U.S. Securities Act.

“SA Competition Act” means the Competition Act, No. 89 of 1998 (as amended), applicable to all activity within or having an effect within South Africa.

“SA Competition Act Approval” means, with respect to the transactions contemplated by the Arrangement Agreement, (a) that the SA Competition Commission shall have issued its written approval on a conditional or unconditional basis, or (b) deemed approval under Section 14(2) of the SA Competition Act, the review period applicable to intermediate mergers

MANAGEMENT INFORMATION CIRCULAR

under Section 14(1) of the SA Competition Act having expired without the SA Competition Commission extending the review period under Section 14(1)(a) of the SA Competition Act, or an extended review period having expired without the SA Competition Commission issuing a decision under Section 14(1)(b) of the SA Competition Act.

“SA Competition Commission” means the Competition Commission of South Africa, established under the SA Competition Act.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Laws” means the Canadian Securities Laws and U.S. Securities Laws.

“SEDAR+” means System for Electronic Document Analysis and Retrieval.

“Shareholders” means the registered and/or beneficial holders of Company Shares, as the context requires.

“Side Letters” has the meaning ascribed in the section entitled “The Arrangement – Background to the Arrangement”.

“Special Committee” means the transaction committee of the Board comprised of only independent directors of the Company for the purposes of MI 61-101.

“Streams” has the meaning ascribed in the section entitled “Information Concerning Sandstorm”.

“Subpart 1300” has the meaning ascribed in the section entitled “Cautionary Note to Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources”.

“Subsidiary” has the meaning ascribed thereto in NI 45-106.

“Superior Proposal” means a Company Superior Proposal or a Purchaser Superior Proposal, as the context requires.

“Supplementary Information Request” has the meaning ascribed in the section entitled “The Arrangement – Key Regulatory Approvals – Canadian Competition Act Approval”.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“taxable capital gain” has the meaning ascribed in the section entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Taxes” includes: (a) any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, earnings, profits, mining, mineral, windfall, environmental, royalty, capital, capital stock, transfer, land transfer, disability, ad valorem, sales, net worth, goods and services, harmonized sales, use, value-added, excise, stamp, recording, withholding, business, franchising, property, premium, development, occupation, occupancy, employer health, alternative or add-on minimum, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada Pension Plan and other pension plan premiums or contributions imposed by any Governmental Entity; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause

MANAGEMENT INFORMATION CIRCULAR

(a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) for or to or in respect of any other Person, including as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute (including under sections 159 and 160 of the Tax Act); and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Teck” means Teck Resources Limited.

“Teck AIF” means the annual information form of Teck dated February 19, 2025, for the year ended December 31, 2024 and filed under Teck’s profile on SEDAR+ on February 20, 2025.

“Transfer” has the meaning ascribed in the section entitled “The Arrangement – Voting and Support Agreements – Company Voting Agreements and Purchaser Voting Agreements”.

“Transfer Agent” means Computershare Investor Services Inc.

“TSX” means the Toronto Stock Exchange.

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“U.S. Holder” has the meaning ascribed in the section entitled “Certain United States Federal Income Tax Consequences of the Arrangement”.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means the U.S. Exchange Act, the U.S. Securities Act and all other applicable U.S. federal securities Laws.

“U.S. Shareholders” means the Shareholders that are in or are a resident of the United States.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986.

“U.S. Treasury Regulations” means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

“Verbal Proposal” has the meaning ascribed in the section entitled “The Arrangement – Background to the Arrangement”.

“VIF” means the voting instruction form.

“Written Proposal” has the meaning ascribed in the section entitled “The Arrangement – Background to the Arrangement”.

MANAGEMENT INFORMATION CIRCULAR

General Information

Information Contained in this Circular

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company for use at the Meeting and any adjournment or postponement thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement.

These Meeting materials are being sent to registered holders of Company Shares and beneficial owners of Company Shares through Intermediaries.

If you hold Company Shares through an Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the Company Shares that you beneficially own.

Information Contained in this Circular

The information contained in this Circular is given as at September 8, 2025, except where otherwise noted. Information contained in documents incorporated herein by reference is as of the respective dates stated therein. All capitalized terms used in the Circular but not otherwise defined herein have the meanings set forth under “Glossary of Defined Terms”. This Circular does not constitute the solicitation of an offer to sell, or purchase, any securities or the solicitation of a proxy by any Person in any jurisdiction in which such solicitation is not authorized or in which the Person making such solicitation is not qualified to do so or to any Person to whom it is unlawful to make such solicitation.

This document is important and requires your immediate attention. Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

Information contained on Sandstorm’s website is not and is not deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon in making a decision as to how to vote on the Arrangement Resolution. For the avoidance of doubt, to the extent that any information contained or provided on Sandstorm’s website or by Sandstorm’s strategic shareholder advisor and proxy solicitation agent is inconsistent with this Circular, you should rely on the information provided in this Circular.

THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the Interim Order, the Company Voting Agreements, the Purchaser Voting Agreements, the Horizon Arrangement Agreement, the Horizon Support Agreement and the Fairness Opinions are summaries of the terms of those documents and are qualified in their entirety by such terms. Shareholders should refer to the full text of the Arrangement Agreement, the Plan of Arrangement, the Interim Order, the Company Voting Agreements, the Purchaser Voting Agreements, the Horizon Arrangement Agreement, the Horizon Support Agreement and the Fairness Opinions for complete details of those documents. In the event of any inconsistency between the summary of any provision of these documents contained in this Circular and the actual text of

MANAGEMENT INFORMATION CIRCULAR

the document, the text of the applicable document shall govern. The Arrangement Agreement, which includes the form of Company Voting Agreement, Purchaser Voting Agreement and Horizon Support Agreement, has been filed by Sandstorm under its issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Horizon Arrangement Agreement, which includes the forms of voting and support agreement entered into by certain shareholders of Horizon, has been filed by Horizon under its issuer profile on SEDAR+ at www.sedarplus.ca. The Plan of Arrangement, the Interim Order and the Fairness Opinions are attached as Appendix B “Plan of Arrangement”, Appendix C “Interim Order”, Appendix E “NBF Fairness Opinion”, Appendix F “CIBC Fairness Opinion” and Appendix G “BMO Fairness Opinion” to this Circular.

Information Concerning Royal Gold

Except as otherwise indicated, the information concerning Royal Gold, AcquireCo and their affiliates contained in this Circular has been provided by Royal Gold for inclusion in this Circular and should be read together with, and is qualified by, the documents filed by Royal Gold with the SEC and the applicable Canadian Securities Authorities that are incorporated by reference herein. With respect to this information, the Company has relied exclusively on Royal Gold, without independent verification by the Company. Although the Company has no knowledge that any statements contained herein taken from or based on such information provided by Royal Gold are untrue or incomplete, the Company assumes no responsibility for the accuracy of such information, or for any failure by Royal Gold or any of its affiliates or any of their respective representatives to disclose facts or events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company. In accordance with the Arrangement Agreement, Royal Gold provided the Company with all necessary information concerning Royal Gold and AcquireCo that is required by applicable Laws to be included in this Circular and ensured that such information does not contain any misrepresentations.

Non-GAAP Financial Performance Measures

This Circular and the documents incorporated by reference that relate to Sandstorm present certain performance measures, including (i) total sales, royalties and income from other interests, (ii) attributable gold equivalent ounce, (iii) average cash cost per attributable gold equivalent ounce, (iv) cash operating margin and (v) cash flows from operating activities excluding changes in non-cash working capital. In addition, this Circular and certain documents incorporated by reference that relate to Royal Gold and/or the Combined Company present certain measures, including EBITDA, adjusted EBITDA and adjusted EBITDA margin and adjusted revenue, adjusted operating cash flow, and after-tax free cash flow.

The foregoing measures (collectively, the “non-GAAP measures”) are not standardized financial measures under IFRS (in the case of Sandstorm) or under GAAP (in the case of Royal Gold), and therefore may not be comparable to similar financial measures presented by other issuers. As there is no standardized method of calculating any of these non-GAAP measures, the method of calculating each of them may differ from the methods used by other entities and, accordingly, the use of any of these measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS (in the case of Sandstorm) or GAAP (in the case of Royal Gold).

The reconciliation of the non-GAAP measures used and presented by Sandstorm to the most directly comparable IFRS measures is provided in certain documents incorporated by reference herein in which these non-GAAP measures are referenced. See the section “Non-IFRS and Other Measures” on page 35 of the Company Annual MD&A and “Non-IFRS and Other Measures” on page 32 of the Company Interim MD&A, each of which is incorporated by reference in this Circular and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The reconciliation of the non-GAAP measures used and presented by Royal Gold to the most directly comparable GAAP measures is provided in certain documents incorporated by reference herein in which these non-GAAP measures are referenced. See the section “Non-GAAP Financial Measures and Certain Other Measures” on page 16 of the Royal Gold’s press release dated February 12, 2025, included as Exhibit 99.1 to Royal Gold’s Current Report on Form 8-K filed on

MANAGEMENT INFORMATION CIRCULAR

February 13, 2025, which is incorporated by reference in this Circular and available on EDGAR at www.sec.gov and on SEDAR+ at www.sedarplus.ca.

Presentation of Financial Information

Sandstorm, Royal Gold and Horizon report in U.S. dollars. The historical financial statements and all other financial information of Sandstorm, Royal Gold and Horizon included or incorporated by reference in this Circular are reported in U.S. dollars and have been prepared in accordance with IFRS (in the case of Sandstorm and Horizon) or GAAP (in the case of Royal Gold).

The financial statements of Sandstorm and Royal Gold were each audited in accordance with the standards of the PCAOB. The financial statements of Horizon were audited in accordance with Canadian generally accepted auditing standards. The unaudited pro forma condensed combined financial information included in this Circular are reported in U.S. dollars and have been prepared by Royal Gold management in accordance with the recognition and measurement principles of GAAP.

Pro Forma Financial Information

The unaudited pro forma condensed combined financial information included in this Circular give effect to the Arrangement, the Horizon Arrangement, the Kansanshi Transaction and certain related adjustments described in the notes accompanying such financial statements.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025 combines the unaudited condensed consolidated balance sheet of Royal Gold as of June 30, 2025, after giving effect to the Kansanshi Transaction, with the unaudited condensed consolidated statement of financial position of Sandstorm as of June 30, 2025 and Horizon as of June 30, 2025, giving effect to the Arrangement, Horizon Arrangement and Kansanshi Transaction as if they had been consummated on June 30, 2025.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025 combines the unaudited condensed consolidated statement of operations of Royal Gold after giving effect to the Kansanshi Transaction for the six months ended June 30, 2025 with the unaudited condensed consolidated income statement of Sandstorm for the six months ended June 30, 2025 and Horizon for the six months ended June 30, 2025, giving effect to the Arrangement, Horizon Arrangement and Kansanshi Transaction as if they had been consummated on January 1, 2024.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 combines the audited consolidated statement of operations of Royal Gold after giving effect to the Kansanshi Transaction for the year ended December 31, 2024 with the audited consolidated income statement of Sandstorm for the year ended December 31, 2024 and Horizon for the year ended December 31, 2024, giving effect to the Arrangement, Horizon Arrangement and Kansanshi Transaction as if they had been consummated on January 1, 2024.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:

•	the Purchaser Annual Financial Statements incorporated by reference into this Circular,

•	the Purchaser Interim Financial Statements incorporated by reference into this Circular,

•	the Company Annual Financial Statements incorporated by reference into this Circular,

•	the Company Interim Financial Statements incorporated by reference into this Circular,

MANAGEMENT INFORMATION CIRCULAR

•	the audited consolidated financial statements of Horizon as of and for the year ended December 31, 2024 in Appendix N “Horizon Financial Statements” attached to this Circular, and

•	the unaudited condensed consolidated financial statements of Horizon as of and for the six months ended June 30, 2025 in Appendix N “Horizon Financial Statements” attached to this Circular.

The historical consolidated financial statements of Sandstorm and Horizon have been prepared in accordance with IFRS and in their presentation and reporting currency of U.S. dollars. The historical consolidated financial statements of Royal Gold have been prepared in accordance with GAAP and in their presentation and reporting currency of U.S. dollars. Adjustments were made to Sandstorm’s and Horizon’s financial statements to convert those from IFRS to GAAP as well as reclassifications to conform Sandstorm’s and Horizon’s historical accounting presentation to Royal Gold’s accounting presentation. See Appendix K “Unaudited Pro Forma Financial Information” in this Circular.

The final purchase consideration for the acquisition of Sandstorm will be based on the actual closing price per Purchaser Share on the Effective Date, which could differ materially from the assumed closing price per Purchaser Share used to estimate the purchase consideration for the purposes of the unaudited pro forma condensed combined financial information. Further, no effect has been given to any other new Company Shares that may be issued (e.g. pursuant to the exercise or settlement of outstanding Company Incentive Awards) subsequent to the date of this Circular and prior to the closing of the Arrangement. The stock price used for the preliminary purchase consideration for the acquisition of Sandstorm is the closing price of Purchaser Shares on August 8, 2025 ($168.97 per share), the most recent date practicable prior to the date of the Purchaser Proxy Statement. A hypothetical 10% change in the closing price of each Purchaser Share as of August 8, 2025 would have an approximate $312 million impact on the purchase consideration, which would result in an additional $312 million in stream, royalty, and other interests, net, and a corresponding increase to additional paid-in capital to reflect the issuance of the Purchaser Shares.

The unaudited pro forma condensed combined financial information are presented for illustrative purposes only and do not necessarily reflect what the Combined Company’s financial condition and results of operations following completion of the Arrangement, Horizon Arrangement and Kansanshi Transaction would have been had the Arrangement, Horizon Arrangement and Kansanshi Transaction occurred on the dates indicated. It also may not be useful in predicting the future financial condition and results of the operations of the Combined Company following completion of the Arrangement, Horizon Arrangement and Kansanshi Transaction. The actual financial position and results of operations of the Combined Company following completion of the Arrangement, Horizon Arrangement and Kansanshi Transaction may differ significantly from the pro forma amounts reflected in the unaudited pro forma condensed combined financial information due to a variety of factors.

The unaudited pro forma information and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Royal Gold believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed combined financial information. The actual adjustments to the consolidated financial statements of Royal Gold upon closing of the Arrangement and the Horizon Arrangement will depend on a number of factors, including, among others, the price of Purchaser Shares used to value the Consideration, the actual expenses of the Arrangement and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See “General Information – Forward-Looking Information” and “Risk Factors”.

Currency Exchange Rate Information

In this Circular, references to “$” or “US$” are to amounts in United States dollars and references to “C$” are to amounts in Canadian dollars, unless otherwise indicated.

MANAGEMENT INFORMATION CIRCULAR

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one U.S. dollar in exchange for Canadian dollars published by the Bank of Canada.

	Year ended December 31				Six months ended June 30

	2024		2023		2025		2024

High	C$	1.4416	C$	1.3875	C$	1.4603	C$	1.3821

Low	C$	1.3316	C$	1.3128	C$	1.3558	C$	1.3316

Average	C$	1.3698	C$	1.3013	C$	1.4094	C$	1.3586

Closing	C$	1.4389	C$	1.3544	C$	1.3643	C$	1.3687

On July 4, 2025, the business day immediately prior to the announcement of the Arrangement, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.3605 or C$1.00 = US$0.7350. On September 5, 2025, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.3829 or C$1.00 = US$0.7231.

Enforcement in Canada

Certain of the directors and officers of Sandstorm and Royal Gold as well as certain experts referenced in this Circular and the documents incorporated by reference herein reside outside of Canada. Therefore, it may not be possible for Shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian Securities Laws against such Persons. Moreover, it may not be possible for the Shareholders to effect service of process within Canada upon such Persons.

Scientific and Technical Information

All mineral reserves and mineral resources for Sandstorm have been estimated in accordance with the standards of the CIM and NI 43-101. All mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the Antamina Mine, which is considered to be the sole material mineral property to the Company for the purposes of NI 43-101, contained or incorporated by reference in this Circular, can be found in the Company AIF under the heading “Technical Information – Antamina Mine, Peru”. The scientific and technical information relating to the Antamina Mine in this Circular is based on the Antamina Report and the information disclosed in the Teck AIF, in each case as available under Teck’s profile on SEDAR+.

Information on the Antamina Mine contained in this Circular is based on information publicly disclosed by an owner and information/data available in the public domain as at the date of this Circular, and none of this information has been independently verified by Sandstorm. Specifically, as a royalty holder, Sandstorm has no access to the Antamina Mine. Sandstorm is dependent on publicly available information to prepare disclosure pertaining to the Antamina Mine and generally has no ability to independently verify such information. Although Sandstorm does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Information contained in this Circular with respect to the Antamina Mine has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101. See Appendix H “Information Concerning Sandstorm – Interests of Experts”.

MANAGEMENT INFORMATION CIRCULAR

Cautionary Note to Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This Circular has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “indicated mineral resources”, “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the CIM Definition Standards.

In contrast, the SEC’s rules for disclosure regarding mineral properties, including with respect to estimates of mineral reserves and mineral resources, are set forth in subpart 1300 of Regulation S-K (“Subpart 1300”), which differs in certain material respects from NI 43-101. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, the Company is not required to provide disclosure on its mineral properties under Subpart 1300 and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, readers are cautioned that information regarding the Company’s mineral properties, including with respect to estimates of mineral reserves and mineral resources, contained or incorporated by reference herein are not directly comparable with, and may differ in certain material respects from, similar information disclosed by United States companies that disclose information regarding mineral properties in accordance with Subpart 1300. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards under Subpart 1300, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Information for U.S. Shareholders

The Company is a corporation existing under the laws of British Columbia and is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. The solicitation of proxies and the transactions contemplated in this Circular are not subject to the proxy rules under Section 14(a) of the U.S. Exchange Act by virtue of an exemption for foreign private issuers, and therefore this solicitation is not being effected in accordance with U.S. Securities Laws. Accordingly, the solicitation and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate laws and Securities Laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that disclosure requirements under Canadian laws are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Shareholders in the United States should also be aware that other requirements under Canadian laws may differ from those required under United States corporate laws and U.S. Securities Laws and United States federal and state securities legislation.

THE PURCHASER SHARES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY

MANAGEMENT INFORMATION CIRCULAR

OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Purchaser Shares issuable under the Arrangement have not been and will not be registered under the U.S. Securities Act or any state Securities Laws and such shares will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, and similar exemptions from registration under applicable state Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the registration requirements under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all Persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on September 8, 2025 and, subject to the approval of the Arrangement by the Shareholders, a hearing of the application for the Final Order is currently scheduled to take place at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia on October 15, 2025 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard. All Shareholders and other securityholders of Sandstorm are entitled to appear and be heard at this hearing. The Final Order will be relied upon as a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Purchaser Shares to be received by Shareholders pursuant to the Arrangement in exchange for their Company Shares. Prior to the hearing on the Final Order, the Court will be informed that the parties will so rely upon the Final Order as the basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof.

Each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall fully vest, and such Company Option shall remain outstanding in accordance with the terms of the Company Option Plan, and following the Effective Time, upon exercise of such Company Option, such Company Option shall entitle the holder to receive, pursuant to the terms of the Company Option and in accordance with the terms of the Company Option Plan, such number of Purchaser Shares as set forth under the terms of the Plan of Arrangement. The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of the Company Options. As a result, the Purchaser Shares issuable upon exercise of the Company Options after the Effective Time may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and the Company Options may only be exercised if issued pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws (in which case they will be “restricted securities” within the meaning of Rule 144). Royal Gold has agreed under the Arrangement Agreement to (i) use its commercially reasonable efforts to obtain the approval of the listing for trading on Nasdaq by the Effective Time of the Purchaser Shares issuable upon exercise of the Company Options and (ii) to the extent Royal Gold deems necessary, on or as promptly as practicable following the Effective Date, file a registration statement on Form S-8 under the U.S. Securities Act with the SEC to register the issuance of the Purchaser Shares issuable upon exercise of such Company Options. As a result of such registration under the U.S. Securities Act, Purchaser Shares received upon exercise of Company Options after filing the registration statement on Form S-8 by holders in the United States or who are U.S. persons, as applicable, would be freely transferable by such holders that are not, and have not been for the preceding 90 days, affiliates of Royal Gold, as such term is defined in Rule 144. See “Regulatory Matters and Securities Law Matters”.

This Arrangement has not been approved or disapproved by the SEC or any other securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or the merits of this transaction or upon the accuracy or adequacy of the information contained in this Circular.

MANAGEMENT INFORMATION CIRCULAR

Information concerning the properties and operations of the Company contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. Shareholders in the United States should be aware that although the unaudited historical interim financial statements and audited historical annual financial statements of Sandstorm and other financial information included or incorporated by reference in this Circular have been prepared in U.S. dollars, such financial statements and other financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS (annual statements) and IAS 34 (quarterly statements), which differ in certain material respects from GAAP and thus may not be comparable in all respects to financial statements and information of United States companies prepared in accordance with GAAP.

The financial statements of the Company for the years ended December 31, 2024 and 2023 are subject to audit under the auditing standards of the PCAOB. Sandstorm’s auditors are required to be independent with respect to Sandstorm within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and in accordance with the U.S. Securities Laws and the applicable rules and regulations of the SEC and the PCAOB. The Royal Gold financial statements are subject to audit under the auditing standards of the PCAOB. Royal Gold’s auditors are required to be independent with respect to Royal Gold in accordance with the U.S. Securities Laws and the applicable rules and regulations of the SEC and the PCAOB.

Shareholders should be aware that the acquisition of the Consideration pursuant to the Arrangement described herein may have tax consequences to them under the tax Laws of the United States, Canada or another taxing jurisdiction. Shareholders are advised to review the summaries contained in this Circular under the heading “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Consequences of the Arrangement”, respectively, and are urged to consult their tax advisors regarding the tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the Laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The Consideration Shares to be issued to Shareholders pursuant to the Arrangement will be freely transferable under U.S. federal Securities Laws, except by Persons who are affiliates (as defined in Rule 144) of Royal Gold after the Effective Date, or were affiliates of Royal Gold within 90 days prior to the Effective Date. Persons who may be deemed to be affiliates of an issuer (as defined in Rule 144) include individuals or entities that control are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal stockholders of the issuer. Any resale of such Purchaser Shares or Purchaser Shares following the exercise of Company Options by such an affiliate or former affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an available exemption therefrom. See “Regulatory Matters and Securities Law Matters”.

The enforcement by Shareholders of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that Sandstorm is incorporated outside the United States, that some or all of Sandstorm’s officers and directors and the experts named herein are not residents of the United States, and that all or a substantial portion of the assets of Sandstorm and said Persons are located outside the United States. As a result, it may be difficult or impossible for U.S. Shareholders to effect service of process within the United States upon Sandstorm, its officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

MANAGEMENT INFORMATION CIRCULAR

No broker, dealer, salesperson or other Person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Sandstorm or Royal Gold.

Forward-Looking Information

This Circular contains forward-looking statements and forward-looking information within the meaning of applicable Securities Laws and which are based on the currently available competitive, financial and economic data and operating plans of management of the Company as of the date hereof unless otherwise stated. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. The use of any of the words “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend”, “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” or the negative of such terms and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this Circular contains forward-looking statements and information concerning: the Arrangement and the completion thereof; covenants of Sandstorm and Royal Gold in relation to the Arrangement; the timing for the implementation of the Arrangement, including the expected Effective Date; the anticipated benefits of the Arrangement; the principal steps of the Arrangement; the process and timing of delivery of the Consideration to Shareholders following the Effective Time; the receipt of the Company Shareholder Approval and Purchaser Stockholder Approval; the receipt of the Key Regulatory Approvals; the completion of the Horizon Arrangement, including the anticipated timing thereof; the anticipated tax treatment of the Arrangement for Shareholders; statements made in, and based upon the Fairness Opinions; statements relating to the business of Royal Gold, Sandstorm and the Combined Company after the date of this Circular and prior to, and after, the Effective Time; the impact of the Arrangement on employees and local stakeholders; the strengths, characteristics, market position, and future financial or operating performance and potential of the Combined Company; the amounts received by the directors and senior officers of Sandstorm under the Arrangement; de-listing of the Company Shares from the TSX and NYSE; ceasing of reporting issuer status of Sandstorm; the listing of the Purchaser Shares issuable pursuant to the Arrangement on the Nasdaq; the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act for the securities issuable pursuant to the Arrangement; the transfer restrictions (or lack thereof) with respect to the Purchaser Shares issued to Shareholders upon the completion of the Arrangement; the liquidity of Purchaser Shares following the Effective Time; the market price of Purchaser Shares; the number of Purchaser Shares expected to be issued pursuant to the Arrangement; the expected ownership of Purchaser Shares by Shareholders and existing Purchaser Stockholders upon completion of the Arrangement; anticipated developments in the operations of Sandstorm and Royal Gold; expectations regarding the growth of Royal Gold and the Combined Company, including the Combined Company’s future financial condition, results of operations, strategy and plans; the ability of the Combined Company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the Combined Company to finance operations in the manner expected; the business prospects and opportunities of Sandstorm, Royal Gold and the Combined Company; estimates of mineral resources and mineral reserves; the future demand for and prices of commodities; the future size and growth of metals markets; the timing and amount of estimated future production of Sandstorm, Royal Gold and the Combined Company; expectations regarding costs of production and capital and operating expenditures; estimates of the mine life of mineral projects; expectations regarding the costs and timing of exploration and development, and the success of such activities; sales expectations; the timing and possible outcome of pending litigation in future periods; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned future acquisitions (other than the Arrangement); the adequacy of financial resources; and other events or conditions that may occur in the future or future plans, projects, objectives, estimates and forecasts, and the timing related thereto.

In respect of the forward-looking statements and information in this Circular, the Company has provided such forward-looking statements and information in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary Court, Shareholder, Purchaser Stockholder and other third party approvals, including, without limitation, the Key Regulatory

MANAGEMENT INFORMATION CIRCULAR

Approvals; the completion of the Horizon Arrangement; the listing of the Purchaser Shares to be issued in connection with the Arrangement on the Nasdaq; no material adverse change in the market price of gold, silver, copper and other metal prices; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; the Company’s and Royal Gold’s ability to obtain all necessary permits, licenses and regulatory approvals for operations in a timely manner; the adequacy of the financial resources of the Company and Royal Gold; sustained labour stability and availability of equipment; the maintaining of positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets and other expectations and assumptions which management believes are appropriate and reasonable. The anticipated dates provided in this Circular regarding the Arrangement may change for a number of reasons, including the inability to secure the necessary regulatory, Court, Shareholder or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Circular.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of risks, uncertainties and factors. Such risks, uncertainties and factors include, among others: the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and Royal Gold to obtain the necessary regulatory, Court, Shareholder, Purchaser Stockholder and other third-party approvals, including, without limitation, the Key Regulatory Approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all; if a third party makes a Company Superior Proposal, the Arrangement may not be completed and the Company may be required to pay the Company Termination Payment or the Expense Reimbursement; if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of Arrangement could have an impact on the Company’s current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the Company Termination Payment to Royal Gold, the result of which could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations; the benefits expected from the Arrangement and if completed, the Horizon Arrangement, may not be realized; risks associated with business integration; risks related to the Parties’ respective properties; risks related to competitive conditions; risks associated with the Parties’ lack of control over mining conditions; risks related to the operations of the Parties; the risk that actual results of current exploration activities may be different than forecasts; risks related to reclamation activities; the risk that project parameters may change as plans continue to be refined; risks related to changes in laws, regulations and government practices; risks associated with the uncertainty of future prices of gold, silver, copper and other metals and currency exchange rates; the risk that plant, equipment or processes may fail to operate as anticipated; risks related to accidents and labour disputes and other risks inherent to the mining and mineral exploration industry; risks associated with delays in obtaining governmental approvals or financing or in the completion of exploration or development activities; risks related to the inherent uncertainty of mineral resource and mineral reserve estimates; risks associated with uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; and the risks discussed under the heading “Risk Factors” and elsewhere in the Circular, including in the documents incorporated by reference in the Circular.

Shareholders are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the Parties is included in reports and documents filed by the Company and Royal Gold with applicable Canadian Securities Authorities (which are available under each of the Company’s and Royal Gold’s respective SEDAR+ profile at www.sedarplus.ca) and with the SEC (which are available on EDGAR at www.sec.gov).

The forward-looking statements and information contained in this Circular are made as of the date hereof and Sandstorm and Royal Gold undertake no obligation to update publicly or revise any forward-looking statements or information,

MANAGEMENT INFORMATION CIRCULAR

whether as a result of new information, future events or otherwise, unless required by applicable Securities Laws and readers should also carefully consider the matters discussed under the heading “Risk Factors”, Appendix J “Information Concerning the Combined Company” and the risks described in the Purchaser Annual Report and the Company AIF and other documents incorporated by reference herein. All forward-looking statements contained in Appendix I “Information Concerning Royal Gold”, Appendix J “Information Concerning the Combined Company” and elsewhere in this Circular are expressly qualified in their entirety by the cautionary statements set forth above and in any document incorporated by reference herein.

Third Party Data

Where indicated, this Circular and the documents incorporated by reference contains data provided by a third-party source. Third party providers generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. While Sandstorm believes that such information has been prepared by a reputable source, Sandstorm has not independently verified the data contained therein. Accordingly, undue reliance should not be placed on any of the industry, market or competitive position data.

MANAGEMENT INFORMATION CIRCULAR

Summary

The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained, or incorporated by reference, elsewhere in this Circular. Capitalized terms in this summary have the meaning set out in the “Glossary of Defined Terms” or as set out herein. The full text of the Arrangement Agreement is available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Date, Time and Place of Meeting

The Meeting will be held on October 9, 2025 at 8:00 a.m. (Vancouver time) in the Gold Boardroom at the Company’s head office located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6.

Record Date	The Record Date for determining the Shareholders entitled to receive notice of and to vote at the Meeting is as of the close of business (Vancouver time) on September 8, 2025.

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed acceptable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the Company Shareholder Approval.

The Arrangement

The purpose of the Arrangement is to effect the acquisition by Royal Gold of the Company. If the Arrangement Resolution is approved with the Company Shareholder Approval and all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the BCBCA.

At the Effective Time, each Shareholder (other than Dissenting Shareholders) will receive 0.0625 of a Purchaser Share in exchange for each Company Share. On completion of the Arrangement, the Company will be a wholly-owned subsidiary of Royal Gold. See “The Arrangement” in this Circular.

Treatment of Company Incentive Awards

The Company Incentive Awards that are outstanding immediately prior to the Effective Time will be treated in accordance with the Plan of Arrangement and the applicable Company Equity Incentive Plan.

Company Options: Each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, will fully vest, will remain outstanding in accordance with the terms of the Company Option Plan (notwithstanding section 4.4 of such plan), and, following the Effective Time, will become exercisable to purchase from Royal Gold that number of Purchaser Shares equal to: (1) the number of Company Shares that were issuable upon exercise of such Company Option immediately before the Effective Time, multiplied by (2) the Exchange Ratio (rounded down to the nearest whole number of Purchaser Shares), at an exercise price equal to the quotient determined by dividing (x) the exercise price per Company Share at which the applicable Company Option was exercisable immediately prior to the Effective Time, by (y) the Exchange Ratio (rounded up to the nearest whole cent).

MANAGEMENT INFORMATION CIRCULAR

Company RSRs: Each Company RSR outstanding immediately prior to the Effective Time, whether vested or unvested, will be deemed to be fully vested and will be settled by Sandstorm at the Effective Time for Company Shares (less any applicable withholdings), following which, each such Company Share will be transferred to AcquireCo in exchange for the Consideration pursuant to the Plan of Arrangement.

Company PSRs: Each Company PSR outstanding immediately prior to the Effective Time will fully vest and will be transferred to Sandstorm in exchange for a cash payment from Sandstorm equal to the fair market value (as defined in the Company PSR Plan) of one Company Share on the last trading day before the Effective Date multiplied by 200%, being the payout percentage applicable to the Company PSRs, less any applicable withholdings.

Recommendation of the Board

The Board, based on its considerations, investigations and deliberations, including its review of the terms and conditions of the Arrangement Agreement, the Fairness Opinions and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors and having received and reviewed the unanimous recommendation of the Special Committee, which took into account, among other things, the Fairness Opinions, has (subject to a director having a “disclosable interest” within the meaning of the BCBCA and abstaining from voting) unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company. Accordingly, the Board unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. Each director and officer of the Company intends to vote all of such director’s and officer’s Company Shares FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Board” in this Circular.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Sandstorm and Royal Gold and their respective legal and financial advisors. See “The Arrangement – Background to the Arrangement” in this Circular.

Reasons for the Arrangement

In the course of their evaluation, the Board and Special Committee carefully considered a variety of factors with respect to the Arrangement including, among others, the following:

• Attractive and Immediate Premium. As of July 3, 2025, being the last trading day on the NYSE prior to the announcement of the Arrangement the Consideration represents an implied value of US$11.24 per Company Share, which had been trading at 10-year highs. The Consideration implies a 21% premium based on the 20-day volume weighted average price of the Company Shares on the NYSE and the Purchaser Shares on Nasdaq, and a 17% premium based on the closing price of the Company Shares on the NYSE and the Purchaser Shares on Nasdaq, for the period ended July 3, 2025. The premium highlights the intrinsic value of Sandstorm’s royalty portfolio, closing the valuation gap between Sandstorm and its mid-tier royalty peers.

• Creation of a Diversified, Large-Scale Gold-Focused Streaming and Royalty Company. The Combined Company will have a mature, Americas focused portfolio of 393 royalties and streams, including 80 cash-flowing assets, of which no single

MANAGEMENT INFORMATION CIRCULAR

asset is expected to account for more than 13% of the Combined Company’s NAV[5], with a revenue mix focused in precious metals, with material gold-focused growth assets via Sandstorm’s development portfolio. Based on the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, the revenue mix of the Combined Company is approximately 84% precious metals (with gold contributing approximately 72% of total revenue). [6]

• High-Quality, Long-Life Assets with an Attractive Growth Profile. The Combined Company will host a complementary portfolio of high-quality and long-life assets, combining Royal Gold’s portfolio, which is weighted towards interests in production stage mines, with Sandstorm’s and Horizon’s portfolios, which are more weighted towards interests in development stage projects, including MARA (Glencore), Hod Maden (SSR Mining), Great Bear (Kinross), Platreef (Ivanhoe Mines), and Warintza (Solaris), which collectively are expected to provide significant ongoing production and future organic growth potential.

• Meaningful Participation in Combined Company with Long-Term Re-rating Potential. With industry-leading diversification and a strong track record of shareholder capital returns, the Combined Company is poised for a re-rating, in which current Shareholders will meaningfully participate as a result of their approximately 23% interest in the Combined Company upon completion of the Arrangement, based on the number of securities of Sandstorm and Royal Gold issued and outstanding as of July 6, 2025.

• Strong Balance Sheet and Robust Cash Flow. The Combined Company expects to have a low outstanding debt balance and modest debt to EBITDA ratio at closing, while corporate synergies realized through the combination of three high-quality portfolios (including Horizon’s portfolio), into a larger, more diversified company, are expected to convert a greater proportion of stream and royalty earnings into equity free cash flow, resulting in less need for complex counterparty structures, particularly at Hod Maden and Antamina, and providing greater financial strength to reinvest and compete for attractive deals. The Combined Company will be well capitalized and generate significant free cash flow, and the combined portfolio is well-positioned for cash flow growth from its robust development pipeline.

• Continued Interest in Sandstorm’s Portfolio. Shareholders will maintain exposure to Sandstorm’s gold-focused, high-quality, long-life portfolio, with built-in growth from its principal assets, while the improved maturity of the Combined Company’s pro forma portfolio will reduce the relative concentration of development assets.

• Increased Liquidity and Access to Institutional Investors. As an attractive, larger, diversified, gold-focused streaming and royalty company with strong trading liquidity, the Combined Company expects to have enhanced access and appeal to institutional investors, potentially driving a premium valuation.

5 Average of available consensus NAV estimates as of June 25, 2025.

6 See “General Information – Pro Forma Financial Information” and Appendix K “Unaudited Pro Forma Financial Information” in this Circular.

MANAGEMENT INFORMATION CIRCULAR

• Proven Leadership Team. Following the Arrangement, management of the Combined Company will feature proven and experienced mining and business leaders at both the board and executive team levels, with a proven track record of maximizing shareholder value.

• Benefits to Canada. The formation of the Combined Company allows stakeholders in Canada to participate in an industry-leading precious metals streaming and royalty company that operates responsibly, is invested in the long-term success of the properties underlying its streaming and royalty interests and has the financial strength to provide financing to the next generation of significant mines, both in Canada and globally.

• Business Climate and Review of Strategic Alternatives. After consultation on the proposed Arrangement with their respective financial and legal advisors, and after review of the current and prospective business climate in the precious metals streaming and royalty industry, including canvassing numerous other potential parties to determine market interest in a transaction involving Sandstorm, and exploring other strategic opportunities reasonably available to Sandstorm, including continuation as an independent enterprise, and potential acquisitions and dispositions or other business combinations, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe that the Arrangement represents Sandstorm’s best prospect for maximizing shareholder value.

• Other Factors. The Special Committee and the Board also carefully considered the Arrangement with reference to current economic, industry and market trends affecting each of the Company and Royal Gold, information concerning mineral reserve and mineral resource estimates, business, operations, royalty and stream interests, assets, financial condition, operating results and prospects of each of the Company and Royal Gold and the historical trading prices of the Company Shares and the Purchaser Shares, taking into account the results of the Company’s due diligence review of Royal Gold and its royalty and stream interests.

See “The Arrangement – Reasons for the Arrangement” in this Circular.

Fairness Opinions

In connection with the evaluation of the Arrangement, the Board and the Special Committee received and considered the Fairness Opinions, each of which concludes that, as of the date of the Arrangement Agreement, and subject to and based on the assumptions, limitations and qualifications described therein, the Consideration is fair, from a financial point of view, to the Shareholders.

See “The Arrangement – Fairness Opinions” in this Circular and Appendix E “NBF Fairness Opinion”, Appendix F “CIBC Fairness Opinion” and Appendix G “BMO Fairness Opinion”.

Voting and Support Agreements

The directors and certain senior officers of Sandstorm, who collectively hold approximately 1.48% of the outstanding Company Shares as of the Record Date, entered into the Company Voting Agreements with Royal Gold pursuant to which they have agreed to, among other things, vote FOR the Arrangement Resolution.

MANAGEMENT INFORMATION CIRCULAR

The directors and certain senior officers of Royal Gold, who collectively hold less than 1% of the outstanding Purchaser Shares as of the record date for the Purchaser Meeting, have entered into the Purchaser Voting Agreements with Sandstorm pursuant to which they have agreed to, among other things, vote in favour of the Purchaser Stock Issuance.

See “The Arrangement – Voting and Support Agreements” in this Circular.

Horizon Arrangement Agreement

On July 6, 2025, Royal Gold, AcquireCo and Horizon entered into the Horizon Arrangement Agreement, pursuant to which Royal Gold, through AcquireCo, will acquire all of the issued and outstanding common shares of Horizon (other than the common shares of Horizon held by Sandstorm) by way of a statutory plan of arrangement under the BCBCA. The Horizon Arrangement and the Arrangement are cross-conditional with each other.

In addition, Sandstorm entered into the Horizon Support Agreement with Royal Gold pursuant to which Sandstorm agreed to, among other things, vote all Horizon common shares of which it is the beneficial owner or over which it exercises control or direction (including Horizon common shares issued upon the exercise or settlement of convertible securities of Horizon) in favour of the Horizon Arrangement.

See “The Arrangement – Horizon Arrangement Agreement” in this Circular.

Conditions to Completion of the Arrangement

The obligations of Royal Gold, AcquireCo and Sandstorm to complete the Arrangement are subject to the fulfillment of certain conditions precedent on or before the Effective Time, which may only be waived, in whole or in part, with the mutual consent of Royal Gold, AcquireCo and Sandstorm. These conditions precedent include, among other things: the approval of the Arrangement Resolution at the Meeting, the receipt of the Final Order on terms satisfactory to Royal Gold and Sandstorm (each acting reasonably), the approval of the Purchaser Stock Issuance at the Purchaser Meeting, the receipt of all Key Regulatory Approvals and the Purchaser Shares issuable in connection with the Arrangement having been approved for listing on Nasdaq (subject only to official notice of issuance).

The obligations of Royal Gold and AcquireCo to complete the Arrangement are subject to the fulfillment of additional conditions precedent on or before the Effective Time, which are for the exclusive benefit of Royal Gold and AcquireCo and may be waived by Royal Gold and AcquireCo, in whole or in part, at any time. These conditions precedent include, among other things: the performance by Sandstorm of all of its covenants under the Arrangement Agreement, the representations and warranties of Sandstorm being true and correct as of the Effective Time (subject to the certain materiality qualifications), the Horizon Arrangement Agreement being in full force and effected (subject to certain exceptions), Sandstorm having complied with its obligations under the Horizon Support Agreement in all material respects, the conditions precedent to Royal Gold’s obligations to complete the Horizon Arrangement (subject to certain exceptions) having been satisfied or waived by Royal Gold and AcquireCo, no Company Material Adverse Effect continuing as of the Effective Time, and Dissent Rights not having been exercised with respect to more than 5% of the issued and outstanding Company Shares.

The obligation of Sandstorm to complete the Arrangement is subject to the fulfillment of additional conditions precedent on or before the Effective Time, which are for the exclusive benefit of Sandstorm and may be waived by Sandstorm, in whole or in part, at any time.

MANAGEMENT INFORMATION CIRCULAR

These conditions precedent include, among other things: the performance by Royal Gold of all of its covenants under the Arrangement Agreement, the representations and warranties of Royal Gold being true and correct as of the Effective Time (subject to the certain materiality qualifications), Royal Gold having delivered the Consideration in escrow to the Depositary, and no Purchaser Material Adverse Effect continuing as of the Effective Time.

See “The Arrangement Agreement – Conditions to Completion of the Arrangement” in this Circular.

Non-Solicitation and Royal Gold Right to Match

In the Arrangement Agreement, Sandstorm has agreed, subject to certain exceptions, that it will not, directly or indirectly, solicit or participate in any discussions or negotiations regarding a proposal by a third party to acquire the Company or its assets and will give prompt notice to Royal Gold should Sandstorm receive such a proposal or a request for non-public information that it reasonably believes would lead to such a proposal. In the case of a Company Superior Proposal, Royal Gold has the right but not the obligation to propose amendments to the Arrangement Agreement that would render the previously received Company Superior Proposal to no longer constitute a Company Superior Proposal.

In the Arrangement Agreement, Royal Gold has agreed, subject to certain exceptions, that it will not, directly or indirectly, solicit or participate in any discussions or negotiations regarding a proposal by a third party to acquire Royal Gold or its assets and will give prompt notice to Sandstorm should Royal Gold receive such a proposal or a request for non-public information that it reasonably believes would lead to such a proposal.

See “The Arrangement Agreement – Non-Solicitation of Alternative Transactions and Change in Recommendation” in this Circular.

Termination of the Arrangement Agreement

Sandstorm and Royal Gold may mutually agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Arrangement becoming effective. In addition, Sandstorm or Royal Gold may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date if certain specific events, which are outlined in the Arrangement Agreement, occur. Depending on the termination event, the Company Termination Payment may be payable by Sandstorm to Royal Gold or the Purchaser Termination Payment may be payable by Royal Gold to Sandstorm. In addition, the Expense Reimbursement may be payable by either Sandstorm or Royal Gold to the other Party in certain circumstances.

See “The Arrangement Agreement – Termination of the Arrangement Agreement” in this Circular.

Exchange of Company Shares

Sandstorm and Royal Gold have appointed Computershare Investor Services Inc. to act as Depositary to handle the exchange of Company Shares for the Consideration.

Registered Shareholders as of the Record Date will have received a Letter of Transmittal with this Circular. In order to receive the Consideration that a Registered Shareholder (other than a Dissenting Shareholder) is entitled to receive under the Arrangement, such Shareholders must duly complete and execute the Letter of Transmittal and deliver it, and such other documents and instruments as the Depositary or Royal Gold may reasonably

MANAGEMENT INFORMATION CIRCULAR

require, including the certificate(s) and/or DRS Advice(s) representing their Company Shares, to the Depositary in accordance with the instructions contained in the Letter of Transmittal. It is recommended that Registered Shareholders send a duly completed and executed Letter of Transmittal, the accompanying certificate(s) and/or DRS Advice(s) representing their Company Shares and such other documents and instruments as the Depositary or Royal Gold may reasonably require, to the Depositary as soon as possible.

If a Shareholder following the Effective Date fails to deliver and surrender its Company Shares to the Depositary by the date that is six years after the Effective Date, then the certificate(s) or DRS Advice(s) representing such Company Shares shall cease to represent a claim or interest of any kind as a securityholder of the Company or Royal Gold and the Consideration Shares to which such former Shareholder was entitled shall be deemed to have been surrendered for no consideration.

Only Registered Shareholders are required to submit a Letter of Transmittal. A Beneficial Shareholder holding Company Shares through an Intermediary should contact that Intermediary for instructions and carefully follow any instructions provided by such Intermediary.

See “The Arrangement – Exchange of Company Shares” in this Circular.

No Fractional Consideration Shares to be Issued

No fractional Consideration Shares will be issued upon the exchange of Company Shares pursuant to the Arrangement. Where the aggregate number of Consideration Shares to be issued to a Shareholder under the Arrangement would result in a fractional Consideration Share being issuable, such fractional Consideration Share will be rounded up to the nearest whole Consideration Share in the event that a Shareholder is entitled to a fractional share representing 0.5 or more of a Consideration Share and will be rounded down to the nearest whole Consideration Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Consideration Share.

Withholding Rights

Royal Gold, AcquireCo, Sandstorm, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement or under the Plan of Arrangement (including amounts payable to Dissenting Shareholders), and from all dividends, interest, and other amounts payable or distributable to any former Shareholder or former holders of Company Incentive Awards, such amounts as Royal Gold, AcquireCo, Sandstorm, the Depositary and their respective Subsidiaries, or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of local, state, federal, provincial or foreign Law.

See “The Arrangement – Exchange of Company Shares – Withholding Rights”.

Court Approval of the Arrangement

Under the Arrangement Agreement, if the Arrangement Resolution is approved at the Meeting and the Purchaser Stockholder Approval is obtained at the Purchaser Meeting, Sandstorm is required to diligently pursue an application for the Final Order as soon as reasonably practicable, but in any event, within four business days after the Company Shareholder Approval and the Purchaser Stockholder Approval are obtained. The

MANAGEMENT INFORMATION CIRCULAR

application for the Final Order is expected to take place at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on October 15, 2025, or as soon thereafter as counsel may be heard, or at any other date and time and by any other method as the Court may direct. Please see the Notice of Hearing of Petition, attached as Appendix D to this Circular, and the Interim Order, attached as Appendix C to this Circular, for further information on participating or presenting evidence at the hearing for the Final Order. At the hearing, the Court will consider, among other things, substantive and procedural fairness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See “The Arrangement – Court Approval of the Arrangement” in this Circular.

Key Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a mutual condition precedent to completion of the Arrangement that all of the Key Regulatory Approvals have been obtained and shall remain in full force and effect.

On July 29, 2025, the Commissioner issued a No Action Letter and waived the obligation to provide Notifications to the Commissioner pursuant to paragraph 113(c) of the Canadian Competition Act to Sandstorm and Royal Gold regarding the Arrangement with the result that the Canadian Competition Act Approval required pursuant to the Arrangement Agreement has been obtained.

Royal Gold submitted its application for review with the Foreign Investment Review and Economic Security Branch of Innovation, Science and Economic Development Canada on July 18, 2025. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement under the Investment Canada Act is ongoing, and the ICA Approval required pursuant to the Arrangement Agreement has not been obtained.

On August 26, 2025, the SA Competition Commission approved the Arrangement unconditionally under section 14(1) of the SA Competition Act, with the result that the SA Competition Act Approval required pursuant to the Arrangement Agreement has been obtained.

See “The Arrangement – Key Regulatory Approvals” in this Circular.

Exchange Approvals

It is a condition to completion of the Arrangement that the Purchaser Shares to be issued pursuant to or in connection with the Arrangement, including the Purchaser Shares to be issued upon exercise of the Company Options following the Effective Time, have been approved for listing on Nasdaq (subject only to official notice of issuance). Royal Gold anticipates receiving all required authorizations from Nasdaq prior to the closing of the Arrangement.

Company Shares are listed on the TSX and NYSE. Following completion of the Arrangement, the Company Shares will be delisted from the TSX and NYSE.

See “The Arrangement – Exchange Approvals” in this Circular.

MANAGEMENT INFORMATION CIRCULAR

Required Approvals under the Horizon Arrangement

As described under “Horizon Arrangement Agreement” above, the Horizon Arrangement and the Arrangement are cross-conditional with each other. The obligations of Royal Gold, AcquireCo and Horizon to complete the Horizon Arrangement are subject to the satisfaction or waiver of certain conditions set forth in the Horizon Arrangement Agreement. These conditions include, but are not limited to, the receipt of the requisite approval by the securityholders of Horizon of the special resolution approving the Horizon Arrangement, the approval of the Court and the receipt of certain regulatory approvals, including the requisite approval under the Canadian Competition Act (which requisite approval was received on July 29, 2025).

See “The Arrangement – Required Approvals under the Horizon Arrangement” in this Circular.

Canadian Securities Law Matters

Sandstorm is a reporting issuer in each of the provinces and territories of Canada, and the Company Shares currently trade on the TSX and the NYSE. Following the Effective Date, it is expected that the Company Shares will be delisted from the TSX and NYSE as promptly as practicable and that Royal Gold will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer. In addition, it is expected that Royal Gold will cause the Company to terminate its registration under Section 12(g) and suspend its reporting obligations under Section 13(a) of the U.S. Exchange Act following completion of the Arrangement.

The distribution of the Purchaser Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to, the registration requirements under applicable Canadian Securities Laws. The Purchaser Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Purchaser Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Royal Gold, the selling security holder has no reasonable grounds to believe that Royal Gold is in default of Canadian Securities Laws.

Each Shareholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Purchaser Shares issuable pursuant to the Arrangement.

See “The Arrangement – Securities Law Matters – Canadian Securities Law Matters” in this Circular.

United States Securities Law Matters

The Purchaser Shares to be issued to Shareholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued and exchanged in reliance upon Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the Securities Laws of each state of the United States in which Shareholders reside.

MANAGEMENT INFORMATION CIRCULAR

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of the Company Options after the Effective Time. As a result, the Purchaser Shares issuable upon exercise of the Company Options after the Effective Date may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and the Company Options may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws or pursuant to an effective registration statement under the U.S. Securities Act.

See “The Arrangement – Securities Law Matters – United States Securities Law Matters” in this Circular.

Interests of Certain Directors and Senior Officers of Sandstorm in the Arrangement

In considering the Board Recommendation, Shareholders should be aware that certain members of the Board and the senior officers of Sandstorm have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Shareholders generally.

See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Rights of Dissent

Pursuant to the Interim Order, Registered Shareholders as at the close of business on the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Company Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement. A Registered Shareholder as at the close of business on the Record Date wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be sent to the Company c/o Cassels, Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, BC V6C 3E8, Attention: Jessica Lewis, by no later than 4:00 p.m. (Vancouver time) on October 7, 2025 (or by 4:00 p.m. (Vancouver time) on the second business day immediately preceding the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the dissent procedure set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement.

See “The Arrangement – Dissenting Shareholders’ Rights” in this Circular. The text of Section 242(1)(a) of the BCBCA, which will be relevant in any dissent proceeding, is set forth in Appendix L “Dissent Provisions of the BCBCA” to this Circular.

Risk Factors

There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, Sandstorm will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the Company Shares.

The risk factors described under the heading “Risk Factors” and in Appendix I “Information Concerning Royal Gold – Risk Factors” should be carefully considered by Shareholders.

MANAGEMENT INFORMATION CIRCULAR

Canadian and United States Tax Considerations

Shareholders should carefully review the tax considerations described in this Circular and are urged to consult their tax advisors in regard to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Consequences of the Arrangement” for a discussion of certain Canadian federal income tax considerations and United States income tax considerations, respectively.

Information Concerning Sandstorm

Sandstorm is a non-operating gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. Sandstorm is a growth-focused company that seeks to acquire Streams from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per unit or at various fixed percentages of the spot price, a percentage of a mine’s gold, silver or other commodity production for the operating life of the asset. Sandstorm is focused on acquiring Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

The Company’s head, registered, and records office are located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, V6B 0S6. Sandstorm is a reporting issuer in each of the provinces and territories in Canada. The Company is listed on the TSX (symbol: SSL) and the NYSE (symbol: SAND).

See Appendix H “Information Concerning Sandstorm” in this Circular.

Information Concerning Royal Gold

Royal Gold is a Delaware corporation that owns a large portfolio of stream and royalty interests on properties at various stages of review and development. Royal Gold does not conduct mining operations on the properties in which its holds stream and royalty interests, and Royal Gold generally is not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties. On August 5, 2025, Royal Gold (through its wholly owned subsidiary, RG AG) entered into a precious metals purchase agreement for gold deliveries referenced to copper production from the Kansanshi copper-gold mine in Zambia, operated and 80% owned by a subsidiary of First Quantum (the “Kansanshi Transaction”).

AcquireCo, a Canadian corporation, is a wholly owned indirect subsidiary of Royal Gold acquired by Royal Gold in 2010.

See Appendix I “Information Concerning Royal Gold” in this Circular.

Information Concerning the Combined Company

On the Effective Date, Royal Gold will own all of the Company Shares and Sandstorm will be an indirect wholly-owned subsidiary of Royal Gold. Concurrently with the completion of the Arrangement, it is expected that Royal Gold will complete the Horizon Arrangement, pursuant to which Royal Gold will own all of the common shares of Horizon (other than the common shares held by Sandstorm) and Horizon will be an indirect wholly-owned subsidiary of Royal Gold. On the Effective Date, immediately following completion of the Arrangement (and the Horizon Arrangement), existing Shareholders are anticipated to own approximately 23% of the outstanding Purchaser Shares and existing Purchaser Stockholders are anticipated to own approximately 77% of the outstanding Purchaser

MANAGEMENT INFORMATION CIRCULAR

Shares, in each case on a fully diluted basis (based on the number of issued and outstanding securities of the Company and Royal Gold as of the date of the Arrangement Agreement).

See Appendix J “Information Concerning the Combined Company” and Appendix K “Unaudited Pro Forma Financial Information” in this Circular.

Pro Forma Financial Information

The unaudited pro forma condensed combined financial information included in this Circular give effect to the Arrangement, the Horizon Arrangement, the Kansanshi Transaction and certain related adjustments described in the notes accompanying such financial statements.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025 combines the unaudited condensed consolidated balance sheet of Royal Gold as of June 30, 2025, after giving effect to the Kansanshi Transaction, with the unaudited condensed consolidated statement of financial position of Sandstorm as of June 30, 2025 and Horizon as of June 30, 2025, giving effect to the Arrangement, Horizon Arrangement and Kansanshi Transaction as if they had been consummated on June 30, 2025.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025 combines the unaudited condensed consolidated statement of operations of Royal Gold after giving effect to the Kansanshi Transaction for the six months ended June 30, 2025 with the unaudited condensed consolidated income statement of Sandstorm for the six months ended June 30, 2025 and Horizon for the six months ended June 30, 2025, giving effect to the Arrangement, Horizon Arrangement and Kansanshi Transaction as if they had been consummated on January 1, 2024.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 combines the audited consolidated statement of operations of Royal Gold after giving effect to the Kansanshi Transaction for the year ended December 31, 2024 with the audited consolidated income statement of Sandstorm for the year ended December 31, 2024 and Horizon for the year ended December 31, 2024, giving effect to the Arrangement, Horizon Arrangement and Kansanshi Transaction as if they had been consummated on January 1, 2024.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:

• the Purchaser Annual Financial Statements incorporated by reference into this Circular,

• the Purchaser Interim Financial Statements incorporated by reference into this Circular,

• the Company Annual Financial Statements incorporated by reference into this Circular,

• the Company Interim Financial Statements incorporated by reference into this Circular,

MANAGEMENT INFORMATION CIRCULAR

• the audited consolidated financial statements of Horizon as of and for the year ended December 31, 2024 in Appendix N “Horizon Financial Statements” attached to this Circular, and

• the unaudited condensed consolidated financial statements of Horizon as of and for the six months ended June 30, 2025 in Appendix N “Horizon Financial Statements” attached to this Circular.

The historical consolidated financial statements of Sandstorm and Horizon have been prepared in accordance with IFRS and in their presentation and reporting currency of U.S. dollars. The historical consolidated financial statements of Royal Gold have been prepared in accordance with GAAP and in their presentation and reporting currency of U.S. dollars. Adjustments were made to Sandstorm’s and Horizon’s financial statements to convert those from IFRS to GAAP as well as reclassifications to conform Sandstorm’s and Horizon’s historical accounting presentation to Royal Gold’s accounting presentation.

See “General Information – Pro Forma Financial Information” and Appendix K “Unaudited Pro Forma Financial Information” in this Circular.

MANAGEMENT INFORMATION CIRCULAR

General Information Concerning the Meeting

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider, pursuant to the Interim Order, and, if deemed acceptable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the Company Shareholder Approval.

Time, Date and Place

The Meeting will be held on October 9, 2025 at 8:00 a.m. (Vancouver time) in the Gold Boardroom at the Company’s head office located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6. Only Registered Shareholders and duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves or a third-party as proxyholder, are able to vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder may be able to attend the Meeting as guest but will not be able to vote at the Meeting.

Record Date

Pursuant to the Interim Order, the Record Date for determining Persons entitled to receive notice of and vote at the Meeting is September 8, 2025. Shareholders of record as at the close of business (Vancouver time) on September 8, 2025, or their duly appointed proxyholders, will be entitled to attend and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

Solicitation of Proxies

The Company is providing this Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Meeting of the Company to be held on October 9, 2025 and at any adjournment(s) or postponement(s) thereof. Unless the context otherwise requires, when we refer in this Circular to the Company, any subsidiaries are also included.

While the solicitation will be primarily by mail, proxies may be solicited personally, by telephone or by email by the directors, officers and regular employees of Sandstorm. All costs of this solicitation will be borne by the Company. Sandstorm has also retained Laurel Hill as strategic shareholder advisor and proxy solicitation agent and will pay fees of C$200,000 to Laurel Hill for their proxy solicitation services in addition to certain out-of-pocket expenses. Sandstorm may also reimburse brokers, investment dealers or other Intermediaries holding Company Shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies.

New York Stock Exchange Rules

If your broker is subject to the NYSE rules, the broker has discretionary authority to vote Company Shares without instructions from Beneficial Shareholders only on matters considered “routine” by the NYSE. The Arrangement Resolution is not a routine matter. If you do not provide your voting instructions to the broker, the broker cannot vote your Company Shares with respect to the Arrangement Resolution and any other “non-routine matters” and such Company Shares will not be included in the votes “cast” for any such “non-routine” matter. Even without voting instructions to your broker, your Company Shares will be counted for quorum purposes.

MANAGEMENT INFORMATION CIRCULAR

Appointment of Proxyholders

If you do not attend and vote at the Meeting, you can still make your votes count by appointing a Person who will attend the Meeting to act as your proxyholder at the Meeting.

Your proxyholder is the Person you appoint and name on the proxy form to cast your votes for you. You can appoint the Persons named in the applicable enclosed form or forms of proxy, who are each a director or an officer of Sandstorm. You have the right to appoint any Person you want to be your proxyholder. It does not have to be a Shareholder or the Person designated in the enclosed form(s). Simply indicate the Person’s name as directed on the enclosed proxy form(s) or complete any other legal proxy form and deliver it to Computershare within the time hereinafter specified for receipt of proxies.

Shareholders who wish to appoint a third-party proxyholder to attend, participate and vote at the Meeting as their proxy and vote their Company Shares MUST submit their proxy (or proxies) or VIF, as applicable, appointing such third-party proxyholder following the instructions provided in such form of proxy or VIF, as applicable.

If you are a Beneficial Shareholder and wish to attend, participate in or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

If you are a Beneficial Shareholder located in the United States and wish to attend, participate in and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you MUST complete an additional step and obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you MUST then submit such legal proxy to Computershare at uslegalproxy@computershare.com.

To vote your Company Shares, your proxyholder must attend and vote at the Meeting. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing the applicable form or forms of proxy. In order to be valid, you must return the completed form of proxy 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment or postponement thereof to our Transfer Agent, Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department or by fax to 1-866-249-7775 (toll-free). The Chair of the Meeting, in his or her sole discretion, may accept late proxies or waive the deadline for accepting proxies.

Proxy Instructions

Only Shareholders whose names appear on the records of the Company as at the Record Date as the registered holders of the Company Shares or duly appointed proxyholders are permitted to vote at the Meeting. Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting. Registered Shareholders may vote by mail, by phone or on the internet. Pursuant to the Interim Order, proxies to be used at the Meeting must be received by Computershare by no later than 8:00 a.m. (Vancouver time) on October 7, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder on the voting website. Alternatively, a proxy can be submitted to Computershare Investor Services Inc., either by mail or courier, to 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6 or by telephone as instructed in the form of proxy. If a Registered Shareholder receives more than one proxy form because such Shareholder owns Company Shares registered in different names or addresses, each proxy form needs to be completed and returned or voted online or by phone.

MANAGEMENT INFORMATION CIRCULAR

Revocability of Proxies

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof at the Meeting or any adjournment or postponement thereof. If a Registered Shareholder changes their vote by submitting a new, later dated, proxy before the proxy deadline, such change will revoke any previous proxy filed by such Registered Shareholder. In addition to the foregoing and to revocation in any other manner permitted by law, a proxy may be revoked by:

(a)

signing a valid notice of revocation or other written statement which indicates, clearly, that the Registered Shareholder wants to revoke their proxy, by the Registered Shareholder or such holders’ authorized attorney in writing, or, if such a holder is a corporation, under its corporate seal by an officer or duly authorized attorney, and delivering this signed notice of revocation or other written statement to Computershare at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6 or to the registered office of the Company at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, V6B 0S6, no later than 8:00 a.m. (Vancouver time) on October 7, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof; or

(b)

personally attending the Meeting and voting their Company Shares at the Meeting. If a Registered Shareholder casts a vote at the Meeting, such Registered Shareholder will revoke a previously submitted proxy. Registered Shareholders who do not wish to revoke a previously submitted proxy should not vote during the Meeting.

Upon such deposit, the proxy is revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. If a Registered Shareholder revokes their proxy and does not replace it with another that is deposited before the deadline, they can still vote their Company Shares, but to do so they must attend the Meeting and follow the procedures for voting in person at the Meeting.

Only Registered Shareholders have the right to directly revoke a proxy. If you are a Beneficial Shareholder, please contact your Intermediary for instructions on how to revoke your VIF and what procedures you need to follow. The change or revocation of a VIF by a Beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the VIF by the Intermediary or its service company to ensure it is effective.

Exercise of Discretion

On a poll, the nominees named in the accompanying form of proxy will vote or withhold from voting the Company Shares represented thereby in accordance with the instructions of the Shareholder on any ballot that may be called for. If a Shareholder specifies a choice with respect to any matter to be acted upon, such Shareholder’s Company Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to each matter or group of matters identified therein for which a choice is not specified and any amendment to or variation of any matter identified therein and any other matter that properly comes before the Meeting.

If a Shareholder does not specify a choice in the proxy and the Shareholder has appointed one of the management nominees named in the accompanying form of proxy, the management nominee will vote the Company Shares represented by the proxy FOR the matters specified in the Notice of Meeting and FOR all other matters proposed by management at the Meeting.

As of the date of this Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting but, if any amendment, variation or other matter properly comes before the Meeting, each nominee in the accompanying form of proxy intends to vote thereon in accordance with the nominee’s best judgment.

MANAGEMENT INFORMATION CIRCULAR

Advice to Beneficial (Non-Registered) Shareholders

If you are a Beneficial Shareholder, meaning your Company Shares are not registered in your own name, they will be held in the name of a “nominee”, usually a bank, trust company, securities dealer, other financial institution or Intermediary, or depository, such as CDS & Co., of which an Intermediary was a participant and, as such, your nominee will be the entity legally entitled to vote your Company Shares and must seek your instructions as to how to vote your Company Shares.

If you are a Beneficial Shareholder, your Intermediary will send you a VIF or, less frequently, a proxy form with this Circular. This form will instruct the Intermediary as to how to vote your Company Shares at the Meeting on your behalf. You must follow the instructions from your Intermediary to vote.

There are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners (“OBOs”); and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners (“NOBOs”).

Intermediaries are required to forward the Meeting materials to Beneficial Shareholders unless in the case of certain proxy-related materials the Beneficial Shareholder has waived the right to receive them. The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge. Broadridge typically mails a VIF to Beneficial Shareholders and asks Beneficial Shareholders to return the VIF to Broadridge. The Company may utilize Broadridge’s QuickVoteTM system to assist NOBOs with voting their Company Shares over the telephone.

For greater certainty, Beneficial Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote Company Shares directly at the Meeting. Instead, the Beneficial Shareholder must complete the VIF or proxy form and return it as instructed on the form. The Beneficial Shareholder must complete these steps well in advance of the Meeting in order to ensure such Company Shares are voted.

If you are a Beneficial Shareholder, your Intermediary will have provided to you a VIF. Sandstorm intends to reimburse Intermediaries for the delivery of the meeting materials to OBOs.

In the alternative, if you wish to attend, participate and vote at the Meeting or have another Person attend and vote on your behalf, indicate your name or the name of your proxyholder, as applicable, in the VIF or proxy form, and return it as instructed by your Intermediary and follow all of the applicable instructions provided by your Intermediary. Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Meeting. Please note that the Company has limited access to the names of its Beneficial Shareholders. If you or your desired representative attend the Meeting, the Company may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you or your desired representative as proxyholder. See “Appointment of Proxyholders” above.

Beneficial Shareholders who have questions or concerns regarding any of these procedures may contact their Intermediary or Laurel Hill. It is recommended that inquiries of this kind be made well in advance of the Meeting.

Quorum

Quorum for the transaction of business at the Meeting is two Persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued Company Shares enjoying voting rights at the Meeting.

MANAGEMENT INFORMATION CIRCULAR

Voting Securities and Principal Holders Thereof

The Company has an authorized capital consisting of an unlimited number of Company Shares without par value. As at the Record Date, a total of 294,964,289 Company Shares were issued and outstanding. The Company Shares carry the right to vote at the Meeting, with each Company Share entitling the holder thereof to one vote on the Arrangement Resolution.

To the knowledge of the directors or executive officers of the Company as of the Record Date, no Person beneficially owns, directly or indirectly, or exercises control or direction over, Company Shares carrying 10% or more of the voting rights of Shareholders at the Meeting.

MANAGEMENT INFORMATION CIRCULAR

Business of the Meeting

Arrangement Resolution

As set out in the Notice of Meeting, at the Meeting, Shareholders will be asked to consider, pursuant to the Interim Order, and, if deemed acceptable, to pass, with or without variation, the Arrangement Resolution. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized in this Circular. See “The Arrangement” and “The Arrangement Agreement”. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Sandstorm under its issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and the Plan of Arrangement, which is attached to this Circular as Appendix B.

In order to become effective, the Arrangement Resolution must be approved by at least (i) 66 2⁄3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for purposes of MI 61-101. The full text of the Arrangement Resolution is set forth in Appendix A to this Circular. It is a condition to the implementation of the Arrangement that the Arrangement Resolution be approved at the Meeting. If the Arrangement Resolution is not approved at the Meeting, the Arrangement will not be completed.

If the Arrangement Resolution is approved at the Meeting, the Purchaser Stock Issuance is approved at the Purchaser Meeting, the Final Order approving the Arrangement is issued by the Court, the Key Regulatory Approvals have been obtained, and the applicable conditions to the completion of the Arrangement are satisfied or waived (including the satisfaction or waiver by Royal Gold of certain conditions to the completion of the Horizon Arrangement), the Arrangement will take effect commencing and effective as at the Effective Time, which will be at 12:01 a.m. (Toronto time) on the Effective Date (which is expected to occur in the fourth quarter of 2025).

The Board, subject to a director declaring an interest and abstaining from voting on the matter, after receiving the unanimous recommendation of the Special Committee, unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Board”.

The people named in the enclosed proxy will vote FOR the Arrangement Resolution unless instructed to vote against the Arrangement Resolution.

Other Business

As of the date of this Circular, management of Sandstorm is not aware of any other items of business to be considered at the Meeting. If other matters are properly brought up at the Meeting, Shareholders can vote as they see fit and the enclosed proxy will be voted on such matters in accordance with the best judgment of the persons named in such proxies.

MANAGEMENT INFORMATION CIRCULAR

The Arrangement

Details of the Arrangement

On July 6, 2025, Sandstorm, Royal Gold and AcquireCo entered into the Arrangement Agreement pursuant to which, among other things, Royal Gold agreed to acquire, through AcquireCo, all of the issued and outstanding Company Shares. The Arrangement will be effected pursuant to a court-approved plan of arrangement under the BCBCA. Subject to receipt of the Company Shareholder Approval, the Purchaser Stockholder Approval, the Final Order, the Key Regulatory Approvals and the satisfaction or waiver of certain other conditions (including the satisfaction or waiver by Royal Gold of certain conditions to the completion of the Horizon Arrangement), Royal Gold will acquire all of the issued and outstanding Company Shares on the Effective Date. The Parties intend to rely upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof with respect to the issuance of the Consideration Shares pursuant to the Arrangement.

If completed, the Arrangement will result in Royal Gold acquiring, through AcquireCo, all of the issued and outstanding Company Shares on the Effective Date, and Sandstorm will become a wholly-owned subsidiary of Royal Gold. Pursuant to the Plan of Arrangement, at the Effective Time, Shareholders (other than Dissenting Shareholders) will receive 0.0625 Purchaser Shares for each Company Share held at the Effective Time.

On the Effective Date, immediately following completion of the Arrangement, existing Shareholders are anticipated to own approximately 23% of the outstanding Purchaser Shares and existing Purchaser Stockholders are anticipated to own approximately 77% of the outstanding Purchaser Shares, in each case on a fully diluted basis (based on the number of issued and outstanding securities of the Company and Royal Gold as of the date of the Arrangement Agreement). For further information regarding Royal Gold following completion of the Arrangement and the Horizon Arrangement, see Appendix J “Information Concerning the Combined Company” attached to this Circular.

Background to the Arrangement

The Arrangement Agreement is the culmination of a long history of exploring value enhancing possibilities between Sandstorm and Royal Gold and the direct result of arm’s length negotiations among representatives of Sandstorm and Royal Gold and their respective legal and financial advisors, as more fully described herein. The following is a summary of principal events leading up to the execution of the Arrangement Agreement and public announcement of the Arrangement.

The Board regularly reviews its overall corporate strategy and long-term strategic plan with the goal of enhancing shareholder value, including assessing the relative merits of continuing as an independent enterprise, potential acquisitions, dispositions and various business combinations involving Sandstorm, or its royalty and stream interests. In order to facilitate this review, management holds regular strategy sessions for the Board, during which strategic alternatives are reviewed in detail with the Board, and management and the Board periodically receive updates and presentations from external advisors on strategic alternatives.

As part of this evaluation, over the past decade Sandstorm has had ordinary course engagement with several industry peers for the purpose of seeking opportunities for collaboration, asset acquisitions and, in some circumstances, evaluation of more transformational strategic alternatives, including the potential for corporate-level business combinations, all with a view to enhancing shareholder value. In certain circumstances, confidentiality agreements were executed with potential counterparties as a prerequisite to the sharing of information and while no actionable transactions resulted from such discussions, Sandstorm’s executive leadership team kept the Board apprised of the potential transactions and other opportunities being discussed.

MANAGEMENT INFORMATION CIRCULAR

Royal Gold and Sandstorm are two of the six largest publicly-traded precious metals streaming and royalty companies. Throughout this time, the management teams at Sandstorm and Royal Gold cultivated and maintained a positive relationship with one another. From time to time, Royal Gold and Sandstorm engaged in discussions concerning industry dynamics and explored potential strategic opportunities, including but not limited to, joint acquisitions and potential business combinations. These discussions ranged from exploratory discussions to detailed evaluation of opportunities, and ultimately established a trusted and constructive working relationship that resulted in periodic meetings between company personnel. However, no specific terms of a strategic transaction were discussed in such conversations.

At conferences held in January and February 2025, Sandstorm and Royal Gold engaged in informal discussions regarding potential strategic opportunities, including the merits of a potential business combination between Sandstorm and Royal Gold. No specific terms of a transactions were discussed, and no offers or expressions of interest were presented at the time of such discussions. In March 2025, the Parties agreed to share non-public information to better understand valuation models and potential synergies between their respective businesses to facilitate the evaluation of the merits and benefits of pursuing a potential business combination. On March 25, 2025, Royal Gold presented Sandstorm with an execution copy of the Confidentiality Agreement, which was countersigned by Sandstorm on March 27, 2025 to facilitate further exploratory discussions and sharing of confidential information.

On April 1, 2025, following execution of the Confidentiality Agreement, Sandstorm’s management team presented an overview of its business and key assets to key individuals at Royal Gold. No specific terms of a transaction were discussed at such meeting. On April 10, 2025, Sandstorm provided Royal Gold with access to its data room for the purpose of reviewing material information related to its business and outlook. Following this, informal discussions continued regarding potential strategic opportunities and business combinations, and while no formal offer was tabled, the parties discussed potential structures and the desired form of consideration.

On April 23, 2025, Mr. Nolan Watson, the President and CEO of Sandstorm, met with the CEO of another public precious metals royalty company (“Party A”) during which the parties discussed opportunities to pursue potential strategic opportunities together, including but not limited to, joint acquisitions or a potential business combination between the parties. Party A’s CEO expressed interest in further evaluating a business combination between the companies and the parties agreed to execute a confidentiality agreement. Sandstorm executed a confidentiality agreement with Party A on April 24, 2025, at which point the companies commenced sharing of certain confidential information.

On April 25, 2025 Mr. Watson met with the CEO of a third public precious metals royalty company (“Party B”) during which the parties revisited prior discussions regarding potential strategic opportunities, including but not limited to, joint acquisitions or a potential business combination between the parties. The parties agreed that there were merits to exploring mutually beneficial strategic co-investment opportunities, and there was a brief discussion of the merits of a potential acquisition of Sandstorm by Party B. However, after this meeting, neither Sandstorm nor Party B pursued further conversations on the topic.

Royal Gold and Sandstorm continued to discuss the merits of a business combination between the parties and, on April 30, 2025, Mr. Jason Hynes, the Senior Vice President, Strategy and Business Development of Royal Gold made a verbal non-binding offer to Mr. Watson, which verbal offer was subject to the completion of due diligence and negotiation and board approval of definitive documentation, pursuant to which Royal Gold would acquire all of the outstanding shares of Sandstorm at an exchange ratio of 0.06 of a Purchaser Share for each Company Share (the “Verbal Proposal”). At the time, the Verbal Proposal represented a 26% premium based on the last closing price, and a 28% premium based on the 20-day VWAP, of the Company Shares on the NYSE and the Purchaser Shares on Nasdaq as of April 30, 2025. Mr. Hynes also informed Mr. Watson that Royal Gold was prepared to make a non-binding proposal to Horizon, but that Royal Gold would not convey such proposal until after Royal Gold and Sandstorm had reached preliminary consensus on the exchange ratio. Mr. Watson informed Mr. Hynes that he would seek to call a meeting of the Board to consider the proposal and that Mr. Watson would contact Mr. Hynes following the meeting.

MANAGEMENT INFORMATION CIRCULAR

On May 1, 2025, the Board met to discuss receipt of the Verbal Proposal and next steps. As part of this meeting, the Board requested management to prepare an analysis of the Verbal Proposal and concluded the Board would further evaluate next steps after review of this analysis. It was noted at the Board meeting that if Royal Gold approached Horizon to discuss a separate cross-conditional transaction between Royal Gold and Horizon, Mr. Watson and Mr. Kazemi would have a “disclosable interest” within the meaning of the BCBCA by virtue of their positions with Horizon. Following this meeting, Sandstorm discussed implementing independent oversight for a potential transaction that may involve Horizon with legal counsel.

On May 6, 2025, Mr. Ian Grundy, the Executive Vice President, Corporate Development of Sandstorm, reviewed a detailed analysis of the Verbal Proposal and potential transaction with Royal Gold, including an overview of the various financial and market considerations, an analysis of the pro forma entity, and critical execution matters with respect to such proposed transaction. After significant discussion of the transaction’s merits, the Board concluded that the Verbal Proposal was sufficient to warrant further engagement with Royal Gold but was insufficient to justify execution of any letter of intent or definitive documentation. The independent members of the Board authorized Mr. Watson to respond to the Verbal Proposal and make a counter-proposal to Mr. Hynes of an acquisition of Sandstorm by Royal Gold based on an exchange ratio of 0.0625 of a Purchaser Share for each Company Share, which counter-proposal would be subject to completion of due diligence and negotiation and board approval of definitive documentation.

Later on May 6, 2025, Mr. Watson called Mr. Hynes and proposed an exchange ratio of 0.0625 of a Purchaser Share for each Company Share, noting such counter-proposal was subject to completion of due diligence and negotiation and board approval of definitive documentation.

On May 8, 2025, Mr. Hynes called Mr. Watson to convey that Royal Gold’s management supported the 0.0625 exchange ratio, subject to the completion of due diligence and negotiation and board approval of definitive documentation. Mr. Hynes and Mr. Watson discussed process, logistics and timing of the proposed business combination, and Royal Gold’s anticipated timing for delivery of a non-binding letter of interest to Sandstorm. Mr. Hynes also conveyed to Mr. Watson Royal Gold’s intent to make a non-binding verbal proposal to Horizon now that Royal Gold and Sandstorm had reached a preliminary consensus on the exchange ratio.

While no written indicative offer was tabled until delivery of the LOI (as defined below) on May 22, 2025, during this period, Sandstorm and Royal Gold continued to engage on key due diligence matters with regular discussions between the parties to further advance commercial, legal and technical due diligence. On May 15, 2025, Royal Gold’s technical team presented an overview of its business and key assets to members of Sandstorm’s management team, and facilitated a Q&A on key operational areas identified within due diligence to date. Throughout the following weeks, representatives from both Sandstorm and Royal Gold held numerous discussions to address due diligence matters of both parties as it related to a potential business combination between the parties. Between the end of May 2025 and early June 2025, Royal Gold provided representatives of Sandstorm and Cassels with access to its data room for the purpose of reviewing material information related to its business and outlook.

On May 15, 2025, Royal Gold informed Sandstorm that it was engaging in formal discussions with Horizon with respect to evaluating a potential concurrent cross-conditional acquisition of Horizon. To facilitate discussions concerning such concurrent acquisition, the parties agreed that the Confidentiality Agreement would need to be amended.

On May 16, 2025, Royal Gold and Sandstorm agreed to waive any restrictions or limits in the Confidentiality Agreement related to sharing certain transaction information with Horizon. Following this, on May 19, 2025, Sandstorm and Horizon entered into a confidentiality agreement to enable Sandstorm and Horizon to share non-public information in connection with their ongoing evaluation of potential strategic opportunities.

Throughout this period, Sandstorm’s board and management team continued to evaluate the landscape of strategic opportunities with other large publicly-traded precious metals streaming and royalty companies that would potentially

MANAGEMENT INFORMATION CIRCULAR

have the capability of completing a potential acquisition of Sandstorm. On May 20, 2025, David Awram, the Senior Executive Vice President of Sandstorm, and a senior representative from a fourth public precious metals royalty company (“Party C”) met at which time the parties revisited opportunities to pursue potential strategic opportunities together, including but not limited to, joint acquisitions or a potential business combination between the parties. Party C expressed interest in reviewing Sandstorm’s confidential information to further progress discussions regarding a potential business combination between the parties and, as a result, Sandstorm and Party C executed a confidentiality agreement on May 21, 2025.

On May 22, 2025, Royal Gold delivered a preliminary draft of a non-binding letter of interest (the “LOI”) to the Sandstorm management team, which included an indicative non-binding term sheet that set forth key terms of a proposed acquisition of Sandstorm by Royal Gold at a fixed exchange ratio of 0.0625 of a Purchaser Share per Company Share (the “Written Proposal”), marking an improvement from the initial Verbal Proposal. The Written Proposal provided a 30.5% premium based on the 20- day VWAP of the Company Shares on the NYSE and the Purchaser Shares on Nasdaq as at the date thereof, payable in the form of Purchaser Shares, and setting forth other key terms. The Written Proposal also included a request for exclusivity until June 30, 2025 and indicated that completion of any proposed transaction between Sandstorm and Royal Gold would be conditional upon the successful completion of the acquisition of Horizon by Royal Gold. Following receipt of the LOI, effective May 23, 2025, Sandstorm engaged BMO Capital Markets as its financial advisor in connection with a potential transaction with Royal Gold.

Following receipt of the Written Proposal, the Sandstorm management team requested that Sandstorm’s legal counsel, Cassels, prepare a presentation and memorandum for the Board discussing the legal and fiduciary duties of directors in the context of a proposed business combination transaction, including the advisability of creating a special committee of independent directors to oversee the negotiation of a potential transaction and to ensure that the independent members of the Board exercised an appropriate degree of oversight. Cassels delivered such memorandum on May 25, 2025 in advance of a scheduled Board meeting.

Sandstorm’s Board and management team continued to evaluate both the Written Proposal and other strategic alternatives. On May 26, 2025, members of Sandstorm’s management team presented detailed analysis of its business and certain portfolio assets to due diligence team members of Party C. Discussions continued with Party C’s diligence team through to May 29, 2025 as Party C continued to evaluate a business combination between the parties.

On May 28, 2025, the Board met to receive a presentation from Cassels on the legal and fiduciary duties of directors in the context of a potential business combination transaction, including the proposed transaction with Royal Gold. Cassels also provided an overview on MI 61-101, material conflict of interest transactions, and additional procedural safeguards to manage any potential conflicts of interest, identifying the connected transaction structure for an arrangement that involves Horizon. Such presentation was followed by a discussion by the Board on the structure of the proposed transaction with Royal Gold, including the potential requirement that such transaction be cross-conditional with an acquisition of Horizon by Royal Gold. Each of Mr. Watson and Mr. Kazemi, declared their interest in accordance with the BCBCA in light of their positions as the Chairman of Horizon and Chief Executive Officer of Horizon, respectively. Following this, the Board (with Mr. Watson abstaining) unanimously resolved to form the Special Committee comprised of Mr. John Budreski as Chair, Mr. David De Witt, Ms. Vera Kobalia, Ms. Elif Lévesque, Ms. Mary Little and Mr. Andrew Swarthout, each of whom confirmed that they are independent within the meaning of MI 61-101. A mandate was also approved whereby the Special Committee was given the responsibility to consider, review and oversee the negotiation of the terms of any potential sale, merger or business combination of Sandstorm, to supervise and instruct management and Sandstorm’s professional advisors in the consideration of any such transaction and to report and make recommendations to the Board in respect of any such transaction. The Special Committee was also empowered under its mandate to retain any professional advisors it considers appropriate, including legal and financial advisors. Subsequent to the May 28, 2025 meeting, the Special Committee engaged National Bank as its financial advisor, and CIBC World Markets and Fasken as its independent financial and legal advisors, respectively.

MANAGEMENT INFORMATION CIRCULAR

At the May 28, 2025 meeting, the Board also received an update from Mr. Grundy on the discussions and meetings that had occurred to date with Royal Gold, and received presentations from management and Sandstorm’s financial advisor, BMO Capital Markets, regarding the proposed transaction with Royal Gold, including an overview of the various financial and market considerations with respect to such proposed transaction. Mr. Grundy also provided an update on the status of each of Sandstorm’s and Royal Gold’s due diligence investigations to date and led a discussion on potential alternative transactions or value-enhancing opportunities. Following such discussion, the Board concluded that the proposed transaction with Royal Gold represented a compelling opportunity for Sandstorm and its Shareholders, and that a more detailed evaluation of the Written Proposal should be undertaken at a subsequent meeting of the Special Committee with independent advisors.

In the course of the Special Committee’s review and evaluation of the proposed transaction with Royal Gold, between May 28, 2025 and July 6, 2025, the Special Committee held eight formal meetings (two of which were part of Board meetings) and conducted informal consultations with Sandstorm management, National Bank, CIBC World Markets, Cassels and Fasken on numerous other occasions. When Sandstorm management representatives were invited to attend formal meetings of the Special Committee, at all such meetings, the Special Committee also held in camera sessions without management present.

On May 28, 2025, Mr. William Heissenbuttel, the President and Chief Executive Officer of Royal Gold, Mr. Hynes and Mr. Watson held a telephone discussion during which Mr. Heissenbuttel relayed to Mr. Watson Royal Gold’s requirement to conduct further due diligence on certain assets of Sandstorm. Mr. Heissenbuttel also conveyed to Mr. Watson the framework of a gold stream transaction being pursued by RGLD Gold AG in relation to an operating mine in an African jurisdiction, which ultimately culminated in the Kansanshi Transaction.

Between May 22, 2025 and May 29, 2025, under the supervision of the members of the Special Committee and with the advice of its financial advisors, representatives of Sandstorm engaged in negotiations with Royal Gold with respect to the financial and non-financial terms of the LOI. Over the course of this period, various drafts of the LOI were exchanged between Sandstorm and Royal Gold and their respective counsel.

On May 29, 2025, Sandstorm and Royal Gold executed the LOI, which included an indicative non-binding term sheet setting forth key terms of the proposed transaction, including, among other terms, the transaction structure, governance of the Combined Company, consideration to be provided to Shareholders, treatment of incentive awards, conditions to consummating the proposed transaction (including that completion of the proposed transaction would be conditional upon the successful completion of Royal Gold’s acquisition of Horizon, which condition Royal Gold could waive) as well as certain covenants of the Parties. The non-binding term sheet contained terms that were generally consistent with the terms of the Arrangement ultimately agreed to by the Parties in the Arrangement Agreement. The LOI required Sandstorm and Royal Gold to negotiate in good faith exclusively with one another until June 30, 2025 (the “Exclusivity Period”).

During the period between May 29, 2025 and the signing of the Arrangement Agreement, management of Sandstorm and Royal Gold, and their respective advisors engaged in discussions regarding the structure of the proposed transaction between Sandstorm and Royal Gold, including tax structuring, the treatment of the Company Incentive Awards, the required regulatory approvals, and the meeting timetables. During this time, each Party conducted extensive reciprocal financial, technical, operational and legal due diligence. These due diligence investigations continued through the period leading up to the signing of the Arrangement Agreement.

Prior to the delivery of the initial draft of the Arrangement Agreement, legal counsel to each of Sandstorm, Royal Gold and Horizon discussed the preparation of the definitive agreements with respect to both the Arrangement and the Horizon Arrangement. Given the cross-conditionality of the Arrangement and the Horizon Arrangement, it was agreed that a similar form of agreement would be used for both the Arrangement Agreement and the Horizon Arrangement Agreement and that, for the purposes of efficiency, Royal Gold would initially deliver a draft of the Arrangement Agreement to both Sandstorm and Horizon. Sandstorm and its advisors would then review and comment on such agreement from the perspective of the

MANAGEMENT INFORMATION CIRCULAR

Arrangement, and Horizon and its advisors would review and comment on relevant provisions of such agreement from the perspective of the Horizon Arrangement until such time that the agreement had been sufficiently advanced, at which point Royal Gold would then deliver a separate draft of the Horizon Arrangement Agreement to both Sandstorm and Horizon.

On the evening of June 13, 2025, Sandstorm and Horizon received an initial draft of the Arrangement Agreement and the Horizon Support Agreement from Royal Gold. During the period from June 14 to June 16, the Sandstorm management team, together with Cassels, Fasken, BMO Capital Markets, National Bank and CIBC World Markets, identified and discussed key legal and financial issues arising out of the initial draft of the Arrangement Agreement and relating to the transaction.

On June 17, 2025, the Special Committee met with the Sandstorm management team and the legal and financial advisors to Sandstorm and the Special Committee and received a detailed overview of the material issues identified in the initial draft of the Arrangement Agreement. The Special Committee discussed with management and the advisors the implications of the issues, as well as the strategic response options available to Sandstorm. Following this, the Special Committee met in camera with Fasken. A revised draft of the Arrangement Agreement reflecting the positions agreed upon during such meeting was prepared.

On June 20, 2025, Mr. Watson and Mr. Grundy of Sandstorm and Mr. Hynes and Mr. Randy Shefman, the Senior Vice President and General Counsel of Royal Gold, held a virtual meeting during which Mr. Watson and Mr. Grundy conveyed certain comments on the draft Arrangement Agreement. Later on June 20, 2025, following approval by, and upon the instruction of, the Special Committee, Sandstorm sent a revised draft of the Arrangement Agreement to Royal Gold.

On June 26, 2025, Mr. Grundy of Sandstorm and Mr. Hynes and Mr. Shefman of Royal Gold held a virtual meeting, including with each Party’s respective legal advisors, to discuss and negotiate certain key terms raised in the June 20 draft of the Arrangement Agreement circulated by Sandstorm.

On June 28, 2025, Sandstorm and Horizon received a revised draft of the Arrangement Agreement from Royal Gold. On June 29, 2025, in light of the status of negotiations, Sandstorm and Royal Gold agreed to extend the Exclusivity Period to July 9, 2025. During the period from June 28 to June 30, the Sandstorm management team, together with Cassels, Fasken, BMO Capital Markets, National Bank and CIBC World Markets, identified and discussed the remaining key legal and financial issues, respectively, arising out of the revised draft of the Arrangement Agreement.

On June 30, 2025, the Special Committee met with the Sandstorm management team, Cassels, Fasken and National Bank and received an overview of the remaining material issues presented by the revised draft of the Arrangement Agreement and recommendations regarding same. The Special Committee discussed with management and advisors the material issues and the response options available, and then met in camera with Fasken.

On June 30, 2025, Royal Gold delivered an initial draft of the Horizon Arrangement Agreement to Horizon and Sandstorm. The initial draft Horizon Arrangement Agreement was based on the then-advanced form of the draft Arrangement Agreement for Sandstorm.

On July 1, 2025, representatives of Sandstorm, Royal Gold and Horizon met to discuss and negotiate certain outstanding issues in respect of the proposed transactions, including the conditions precedent and termination rights related to the cross-conditionality between the two proposed transactions and continuation of certain agreements and waivers currently in place between Sandstorm and Horizon in the event the Arrangement is consummated but the Horizon Arrangement is not consummated. Later that day, Sandstorm sent a revised draft of the Arrangement Agreement to Royal Gold.

Also on July 1, 2025, Horizon delivered a draft letter agreement to Sandstorm and Royal Gold, which would apply to certain commercial agreements between Sandstorm and Horizon in the event that the Arrangement is completed but the Horizon Arrangement is not completed. In addition, Horizon also delivered a draft letter agreement to Sandstorm which provided that, among other things, Sandstorm would agree to reimburse Horizon for certain transaction expenses in the event that

MANAGEMENT INFORMATION CIRCULAR

the Horizon Arrangement Agreement is terminated following the termination of the Arrangement Agreement in certain circumstances (such letter agreements, the “Side Letters”).

On July 2, 2025, the Board met with Sandstorm’s senior management, together with representatives of Cassels and Fasken, and at relevant times, CIBC World Markets, National Bank and BMO Capital Markets, present. At the Board meeting, senior management of the Company provided an overview of management’s analysis and evaluation of the proposed transaction with Royal Gold and discussed the key outstanding issues with respect to the transaction. Cassels then provided an overview of the material terms of the draft Arrangement Agreement and other related legal matters, including the key items that remained under negotiation with Royal Gold. Following such presentation, management of Sandstorm provided an overview of its due diligence on Royal Gold, including with respect to the scope of the due diligence review, top risks identified and a summary of key findings from the technical, legal and tax due diligence conducted to date. Following this, representatives of CIBC World Markets, National Bank and BMO Capital Markets each provided an overview of their respective financial analyses of the proposed transaction with Royal Gold, including with respect to the work completed to date underlying each of their respective fairness opinions that they anticipated delivering in advance of final Board approval of the proposed transaction with Royal Gold. Following these presentations, the Special Committee met in camera with Fasken.

Between July 2, 2025 and July 6, 2025, the Sandstorm, Horizon and Royal Gold transaction teams, together with their respective financial and legal advisors, completed their due diligence, finalized the proposed terms of the Arrangement Agreement, the Horizon Arrangement Agreement and advanced ancillary documents, including the Side Letters with a view to completing the negotiations and, if desirable, seeking final board approvals. On July 3, 2025, Royal Gold delivered the initial draft of the form of director and officer voting and support agreement to Sandstorm. Over the course of this period, various drafts of the Arrangement Agreement and the Horizon Arrangement Agreement, as well as the various voting support agreements and the Side Letters, were exchanged between Sandstorm, Horizon and Royal Gold and their respective counsel.

On July 6, 2025, the Board met with Sandstorm’s senior management, together with representatives of Cassels and Fasken, and at relevant times, CIBC World Markets, National Bank and BMO Capital Markets, present. At the Board meeting, senior management of the Company provided an update on the Arrangement and discussed the negotiations between the parties and the developments in the transaction terms that had occurred since the meeting of Board held on July 2, 2025, including presenting on the terms of the Side Letters. Cassels then provided an overview of the key changes to the Arrangement Agreement since the meeting of the Board on July 2, 2025 and the material terms of the Company Voting Agreement to be delivered by the Company’s directors and senior officers in connection with the Arrangement.

Following this, CIBC World Markets presented to the Special Committee (with the Board present) and confirmed that there were no material updates to be made to the presentation delivered by CIBC World Markets at the July 2, 2025 Board meeting. CIBC World Markets then provided its oral fairness opinion, which was subsequently confirmed by delivery of a written opinion, that, as of July 6, 2025, and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders. Thereafter, National Bank presented to the Board and confirmed that there were no material updates to be made to the presentation delivered by National Bank at the July 2, 2025 Board meeting. National Bank then provided its oral fairness opinion, which was subsequently confirmed by delivery of a written opinion, that, as of July 6, 2025, and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. Thereafter, BMO Capital Markets presented to the Board meeting and confirmed that there were no material updates to be made to the presentation delivered by BMO Capital Markets at the July 2, 2025 Board meeting. BMO Capital Markets then provided its oral fairness opinion, which was subsequently confirmed by delivery of a written opinion, that, as of July 6, 2025, and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

MANAGEMENT INFORMATION CIRCULAR

After careful deliberations, including consideration of the Fairness Opinions, the Special Committee unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company, and unanimously recommended to the Board that the Board approve the entering into of the Arrangement Agreement and that the Board recommend that the Shareholders vote in favour of the Arrangement.

The Board then discussed the Fairness Opinions, the legal advice received from Cassels as well as the unanimous recommendation of the Special Committee. Based upon the unanimous recommendation of the Special Committee and the Fairness Opinions, and after careful consideration and consultation with its financial and legal advisors, the Board, subject to Mr. Watson having a “disclosable interest” within the meaning of the BCBCA and abstaining from voting, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company, and unanimously approved the Arrangement and the entering into of the Arrangement Agreement and resolved to recommend that Shareholders vote in favour of the Arrangement.

Following the meeting of the Board, Sandstorm, Horizon and Royal Gold, assisted by their respective legal counsel, finalized the terms of the Arrangement Agreement and the Horizon Arrangement Agreement, and various other transaction documents. The Arrangement Agreement and the Horizon Arrangement Agreement, along with other transaction documents were then executed during the evening of July 6, 2025, and Sandstorm, Royal Gold and Horizon each issued a press release announcing the Arrangement and the Horizon Arrangement prior to markets opening on July 7, 2025.

Recommendation of the Special Committee

Having thoroughly reviewed and carefully considered the proposed Arrangement and alternatives to the Arrangement, including the potential for a more favourable transaction with a third party and the prospect of proceeding independently to pursue the Company’s current business plan, and having consulted with management of the Company and its financial and legal advisors, and having taken into account the Fairness Opinions, and other relevant matters, the Special Committee unanimously determined that the Arrangement and entering into the Arrangement Agreement are in the best interests of the Company and unanimously recommended that the Board approve the Arrangement and the Arrangement Agreement and that the Board recommend that Shareholders vote FOR the Arrangement Resolution.

Recommendation of the Board

The Board, based on its considerations, investigations and deliberations, including its review of the terms and conditions of the Arrangement Agreement, the Fairness Opinions and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors and having received and reviewed the unanimous recommendation of the Special Committee, which took into account, among other things, the Fairness Opinions, has (subject to a director having a “disclosable interest” within the meaning of the BCBCA and abstaining from voting) unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company. Accordingly, the Board unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. Each director and officer of the Company intends to vote all of such director’s and officer’s Company Shares FOR the Arrangement Resolution.

Nolan Watson declared his interest in the Arrangement and the transaction contemplated thereby (by virtue of his position as an officer and director of Sandstorm and a director of Horizon) and abstained from voting on all matters before the Board relating thereto.

Reasons for the Arrangement

In reaching their conclusions and formulating their unanimous recommendations, the Special Committee and the Board consulted with Sandstorm’s senior management team, their respective financial and legal advisors and, in the case of the

MANAGEMENT INFORMATION CIRCULAR

Board, with the Special Committee. The Special Committee and the Board also reviewed and considered a significant amount of information, and considered a number of factors, relating to the Arrangement and gave careful consideration to the business, financial conditions and prospects of the Company and the terms of the Arrangement Agreement. The following is a summary of the principal reasons for the unanimous recommendations of the Special Committee and the Board that Shareholders vote FOR the Arrangement Resolution:

•

Attractive and Immediate Premium. As of July 3, 2025, being the last trading day on the NYSE prior to the announcement of the Arrangement the Consideration represents an implied value of US$11.24 per Company Share, which had been trading at 10-year highs. The Consideration implies a 21% premium based on the 20-day volume weighted average price of the Company Shares on the NYSE and the Purchaser Shares on Nasdaq, and a 17% premium based on the closing price of the Company Shares on the NYSE and the Purchaser Shares on Nasdaq, for the period ended July 3, 2025. The premium highlights the intrinsic value of Sandstorm’s royalty portfolio, closing the valuation gap between Sandstorm and its mid-tier royalty peers.

•

Creation of a Diversified, Large-Scale Gold-Focused Streaming and Royalty Company. The Combined Company will have a mature, Americas focused portfolio of 393 royalties and streams, including 80 cash-flowing assets, of which no single asset is expected to account for more than 13% of the Combined Company’s NAV[7], with a revenue mix focused in precious metals, with material gold-focused growth assets via Sandstorm’s development portfolio. Based on the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, the revenue mix of the Combined Company is approximately 84% precious metals (with gold contributing approximately 72% of total revenue).[8]

•

High-Quality, Long-Life Assets with an Attractive Growth Profile. The Combined Company will host a complementary portfolio of high-quality and long-life assets, combining Royal Gold’s portfolio, which is weighted towards interests in production stage mines, with Sandstorm’s and Horizon’s portfolios, which are more weighted towards interests in development stage projects, including MARA (Glencore), Hod Maden (SSR Mining), Great Bear (Kinross), Platreef (Ivanhoe Mines), and Warintza (Solaris), which collectively are expected to provide significant ongoing production and future organic growth potential.

•

Meaningful Participation in Combined Company with Long-Term Re-rating Potential. With industry-leading diversification and a strong track record of shareholder capital returns, the Combined Company is poised for a re-rating, in which current Shareholders will meaningfully participate as a result of their approximately 23% interest in the Combined Company upon completion of the Arrangement, based on the number of securities of Sandstorm and Royal Gold issued and outstanding as of July 6, 2025.

•

Strong Balance Sheet and Robust Cash Flow. The Combined Company expects to have a low outstanding debt balance and modest debt to EBITDA ratio at closing, while corporate synergies realized through the combination of three high-quality portfolios (including Horizon’s portfolio), into a larger, more diversified company, are expected to convert a greater proportion of stream and royalty earnings into equity free cash flow, resulting in less need for complex counterparty structures, particularly at Hod Maden and Antamina, and providing greater financial strength to reinvest and compete for attractive deals. The Combined Company will be well capitalized and generate significant free cash flow, and the combined portfolio is well-positioned for cash flow growth from its robust development pipeline.

7 Average of available consensus NAV estimates as of June 25, 2025.

8 See “General Information – Pro Forma Financial Information” and Appendix K “Unaudited Pro Forma Financial Information” in this Circular.

MANAGEMENT INFORMATION CIRCULAR

•

Continued Interest in Sandstorm’s Portfolio. Shareholders will maintain exposure to Sandstorm’s gold-focused, high-quality, long-life portfolio, with built-in growth from its principal assets, while the improved maturity of the Combined Company’s pro forma portfolio will reduce the relative concentration of development assets.

•

Increased Liquidity and Access to Institutional Investors. As an attractive, larger, diversified, gold-focused streaming and royalty company with strong trading liquidity, the Combined Company expects to have enhanced access and appeal to institutional investors, potentially driving a premium valuation.

•

Proven Leadership Team. Following the Arrangement, management of the Combined Company will feature proven and experienced mining and business leaders at both the board and executive team levels, with a proven track record of maximizing shareholder value.

•

Benefits to Canada. The formation of the Combined Company allows stakeholders in Canada to participate in an industry-leading precious metals streaming and royalty company that operates responsibly, is invested in the long-term success of the properties underlying its streaming and royalty interests and has the financial strength to provide financing to the next generation of significant mines, both in Canada and globally.

•

Business Climate and Review of Strategic Alternatives. After consultation on the proposed Arrangement with their respective financial and legal advisors, and after review of the current and prospective business climate in the precious metals streaming and royalty industry, including canvassing numerous other potential parties to determine market interest in a transaction involving Sandstorm, and exploring other strategic opportunities reasonably available to Sandstorm, including continuation as an independent enterprise, and potential acquisitions and dispositions or other business combinations, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe that the Arrangement represents Sandstorm’s best prospect for maximizing shareholder value.

•

Other Factors. The Special Committee and the Board also carefully considered the Arrangement with reference to current economic, industry and market trends affecting each of the Company and Royal Gold, information concerning mineral reserve and mineral resource estimates, business, operations, royalty and stream interests, assets, financial condition, operating results and prospects of each of the Company and Royal Gold and the historical trading prices of the Company Shares and the Purchaser Shares, taking into account the results of the Company’s due diligence review of Royal Gold and its royalty and stream interests.

In evaluating the Arrangement and making their determinations and recommendations, the Special Committee and the Board also observed that a number of procedural and legal safeguards were and are present to permit the Special Committee and the Board to effectively represent the interests of the Company, the Shareholders and the Company’s other stakeholders, including, among others, the following:

•

Fairness Opinions. The Board and the Special Committee received the Fairness Opinions from BMO Capital Markets, National Bank and CIBC World Markets, each to the effect that, as of the date of such opinions and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

•

Support of Boards and Management Teams. The directors and executive management of each of Sandstorm and Royal Gold have entered into voting support agreements pursuant to which they have agreed, among other things, to vote in favour of, in the case of Sandstorm, the Arrangement Resolution, and in the case of Royal Gold, the Purchaser Stock Issuance.

MANAGEMENT INFORMATION CIRCULAR

•

Role of Special Committee. The Arrangement was reviewed and evaluated by the Special Committee, comprised of members of the Board who are independent of Royal Gold and Horizon and of management of Sandstorm. Having thoroughly reviewed and carefully considered the proposed Arrangement and alternatives to the Arrangement, including the potential for a more favourable transaction with a third party and the prospect of proceeding independently to pursue the Company’s current business plan, and having consulted with management of the Company and its financial and legal advisors, and having taken into account the Fairness Opinions, and other relevant matters, the Special Committee unanimously determined that the Arrangement and entering into of the Arrangement Agreement are in the best interests of the Company and unanimously recommended that the Board approve the Arrangement and the Arrangement Agreement and that the Board recommend that Shareholders vote FOR the Arrangement Resolution.

•

Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, and includes terms and conditions that are reasonable in the judgment of the Special Committee. The negotiation process was undertaken at arm’s length with the oversight and participation of the Special Committee, comprised entirely of independent directors (for the purposes of MI 61-101), and with the advice of its financial and legal advisors.

•

Conduct of Sandstorm’s Business. The Special Committee and the Board believe that the restrictions imposed on Sandstorm’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

•

Ability to Respond to Unsolicited Company Superior Proposals. Subject to the terms of the Arrangement Agreement, in certain circumstances prior to Shareholder approval of the Arrangement Resolution, the Board will remain able to respond to any unsolicited bona fide written Company Acquisition Proposal if it determines in good faith, after consultation with its legal and financial advisors, that such Company Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Company Superior Proposal.

•

Reasonable Break Fee. The amount of the Company Termination Payment, being $130 million, payable in certain circumstances, is within the range of termination fees considered reasonable for a transaction of the nature and size of the Arrangement and should not, in the view of the Special Committee and the Board, preclude a third party from potentially making a Company Superior Proposal.

•

Fairness of the Conditions. The Arrangement Agreement provides for certain conditions with respect to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Special Committee and the Board.

•	Shareholder and Court Approvals. The Arrangement is subject to the following approvals, which protect the Shareholders:

(a)

the Arrangement Resolution must be approved by at least (i) 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for the purposes of MI 61-101; and

(b)	the Arrangement must be approved by the Court, which will consider, among other things, if the Arrangement is fair and reasonable to Shareholders.

•

Dissent Rights. Registered Shareholders who oppose the Arrangement may, subject to strict compliance with all applicable requirements, exercise Dissent Rights and, if ultimately successful, receive fair value for their Company

MANAGEMENT INFORMATION CIRCULAR

Shares (as set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement). See “The Arrangement — Dissenting Shareholders’ Rights” in this Circular for detailed information regarding the Dissent Rights of Shareholders in connection with the Arrangement.

•	Stakeholder Analysis. The terms of the Arrangement Agreement treat all stakeholders of the Company equitably and fairly.

In evaluating the Arrangement and making their determinations and recommendations, the Special Committee and the Board also considered a number of potential risks related to the Arrangement and the Arrangement Agreement, including, among others:

•

the risks to the Company and the Shareholders if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement and the diversion of the Company’s management from the conduct of the Company’s business in the ordinary course;

•

the conditionality of the Arrangement upon, subject to the terms of the Arrangement Agreement, the Horizon Arrangement Agreement remaining in full force and effect and the satisfaction or waiver by Royal Gold of certain of the conditions to completion of the Horizon Arrangement;

•

the terms of the Arrangement Agreement that restrict the Company from soliciting third parties to make a Company Acquisition Proposal and the specific requirements regarding what constitutes a Company Superior Proposal;

•

the terms of the Arrangement Agreement that require the Company to conduct its business in the ordinary course and prevent the Company from taking certain specified actions, which may delay or prevent the Company from taking certain actions to advance its business pending consummation of the Arrangement;

•	the fact that, following the Arrangement, the Company will no longer exist as an independent public company and the Company Shares will be delisted from the TSX and NYSE;

•	the risk that changes in Law or regulation could adversely impact the expected benefits of the Arrangement to the Company, Shareholders and other stakeholders;

•

the risk that the Purchaser Shares to be issued as consideration under the Arrangement are based on a fixed Exchange Ratio and will not be adjusted based on fluctuations in the market value of the Company Shares or Purchaser Shares;

•

the risk that the Key Regulatory Approvals may not be obtained in a timely manner and extend the restrictions on the conduct of the Company’s business prior to the completion of the Arrangement, which could impact the Company’s ability to engage in business opportunities that may arise pending completion of the Arrangement;

•

that the Company could be required to pay the Company Termination Payment to Royal Gold under certain circumstances, including if the Company enters into an agreement in respect of a Company Superior Proposal, or that the Company could be required to pay the Expense Reimbursement to Royal Gold under certain circumstances;

•	the ability to satisfy the conditions to Royal Gold’s obligations to complete the Arrangement;

•	the right of Royal Gold to terminate the Arrangement Agreement under certain circumstances;

MANAGEMENT INFORMATION CIRCULAR

•	judgments against Royal Gold in Canada for a breach of the Arrangement Agreement may be difficult to enforce against Royal Gold’s assets located outside of Canada;

•

the potential adverse impact that business uncertainty pending the completion of the Arrangement could have on the Company’s ability to attract, retain and motivate key personnel until the completion of the Arrangement; and

•	the Purchaser Shares to be received by Shareholders upon completion of the Arrangement will have different rights from Company Shares.

The Special Committee and the Board believe that overall, the anticipated benefits of the Arrangement to the Company outweigh these risks.

The above discussion of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but is believed by the Special Committee and the Board to include the material factors considered by the Special Committee and the Board in their respective assessment of the Arrangement. In view of the wide variety of factors considered by the Special Committee and the Board in connection with its assessment of the Arrangement and the complexity of such matters, the Special Committee and the Board did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Special Committee and the Board may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Special Committee and the Board.

The Special Committee’s and the Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. This information should be read in light of the factors described under the section entitled “General Information – Forward-Looking Information”, under the heading “Risk Factors” and in Appendix I “Information Concerning Royal Gold – Risk Factors”.

Fairness Opinions

In connection with the evaluation of the Arrangement, the Board and the Special Committee received and considered the Fairness Opinions.

The full text of each of the Fairness Opinions, which sets forth assumptions made, procedures followed, information reviewed, matters considered, and limitations and qualifications on the scope of the review undertaken by National Bank, CIBC World Markets and BMO Capital Markets in connection with their respective Fairness Opinion are attached in Appendix E “NBF Fairness Opinion”, Appendix F “CIBC Fairness Opinion” and Appendix G “BMO Fairness Opinion”, respectively. The following summaries of the Fairness Opinions are qualified in their entirety by reference to the full text of such Fairness Opinions. National Bank, CIBC World Markets and BMO Capital Markets provided their opinions at the request of, and solely for the information and assistance of, the Special Committee and the Board, as applicable, in connection with their consideration of the Arrangement and except for the inclusion of the Fairness Opinions in their entirety and a summary thereof in this Circular, the Fairness Opinions are not to be summarized, circulated, reproduced, publicized, disseminated, quoted from or referred to (in whole or in part) or used or relied upon by any party without the respective express prior written consent of National Bank, CIBC World Markets or BMO Capital Markets, as applicable. The Fairness Opinions were not intended to be and are not a recommendation to the Special Committee or the Board, as applicable, as to whether it should approve the Arrangement Agreement or the Arrangement, nor are they a recommendation to any Shareholder as to how they should vote or act on any matter relating to the Arrangement or any other matter or an opinion concerning the trading price or value of any securities of the Company following the announcement or completion of the Arrangement. As described under “The Arrangement – Reasons for the Arrangement”, the Fairness Opinions were only one of many factors considered by the Special Committee and the Board in evaluating the Arrangement and should not be viewed as determinative of the views of the Special Committee and the Board with respect

MANAGEMENT INFORMATION CIRCULAR

to the Arrangement or the Consideration to be received by Shareholders pursuant to the Arrangement. Shareholders are urged to read each of the Fairness Opinions in their entirety.

NBF Fairness Opinion

Sandstorm retained National Bank to act as the Special Committee’s financial advisor in connection with the Arrangement. Under the terms of its engagement, National Bank agreed to provide the Special Committee with financial advisory services in connection with the Arrangement, including, among other things, if requested by the Special Committee, the preparation and delivery of an opinion as to whether the Consideration to be received pursuant to the Arrangement is fair, from a financial point of view to the Shareholders.

On July 6, 2025, at the meeting of the Board held to consider the Arrangement, National Bank delivered its oral opinion to the Special Committee and the Board, which was subsequently confirmed in writing, to the effect that, as of July 6, 2025, and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. A copy of the NBF Fairness Opinion is attached as Appendix E.

Pursuant to the terms of the engagement letter, National Bank is entitled to payment of a fixed fee for the NBF Fairness Opinion and a success fee contingent on the completion of the Arrangement. The fixed fee is creditable against the success fee in the event the success fee is payable. The Company has also agreed to reimburse National Bank for its reasonable and documented out-of-pocket expenses incurred in connection with its services and to indemnify National Bank against certain liabilities that may arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

CIBC Fairness Opinion

Sandstorm retained CIBC World Markets to act as the Special Committee’s independent financial advisor in connection with the Arrangement. Under the terms of its engagement, CIBC World Markets agreed to, if requested by the Special Committee, prepare and deliver to the Special Committee a customary long-form opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement.

On July 6, 2025, at the meeting of the Board held to consider the Arrangement, CIBC World Markets delivered its oral opinion to the Special Committee (in the presence of the Board), which was subsequently confirmed in writing, to the effect that, as of July 6, 2025, and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders. A copy of the CIBC Fairness Opinion is attached as Appendix F.

Pursuant to the terms of the engagement letter, CIBC World Markets is entitled to payment of a fixed fee for the CIBC Fairness Opinion, which is not contingent on the substance of or the conclusions reached in the CIBC Fairness Opinion or the completion of the Arrangement. The Company has also agreed to reimburse CIBC World Markets for its reasonable and documented out-of-pocket expenses incurred in connection with its services and to indemnify CIBC World Markets against certain liabilities that may arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the CIBC Fairness Opinion.

BMO Fairness Opinion

Sandstorm retained BMO Capital Markets to act as the Company’s financial advisor in connection with the Arrangement. Under the terms of its engagement, BMO Capital Markets agreed to provide the Board with various financial advisory and investment banking services in connection with the Arrangement, including, among other things, if requested by the

MANAGEMENT INFORMATION CIRCULAR

Company, an opinion in its customary form and subject to customary qualifications as to whether the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view.

On July 6, 2025, at the meeting of the Board held to consider the Arrangement, BMO Capital Markets delivered its oral opinion to the Board, which was subsequently confirmed in writing, to the effect that, as of July 6, 2025, and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. A copy of the BMO Fairness Opinion is attached as Appendix G.

Pursuant to the terms of the engagement letter, BMO Capital Markets is entitled to payment of a fixed fee for the BMO Fairness Opinion and a success fee contingent on the completion of the Arrangement. The fixed fee is creditable against the success fee in the event the success fee is payable. The Company has also agreed to reimburse BMO Capital Markets for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify BMO Capital Markets against certain liabilities that may arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

Voting and Support Agreements

Company Voting Agreements and Purchaser Voting Agreements

On July 6, 2025, (a) each Company Supporting Shareholder entered into the Company Voting Agreements with Royal Gold pursuant to which they agreed to, among other things, vote all Company Shares of which they are the beneficial owner or over which they exercise control or direction (including Company Shares issued upon the exercise or settlement of Company Incentive Awards) FOR the Arrangement Resolution; and (b) each Purchaser Supporting Stockholder entered into the Purchaser Voting Agreements with Sandstorm pursuant to which they agreed to, among other things, vote all Purchaser Shares of which they are the beneficial owner or over which they exercise control or direction (including Purchaser Shares issued upon the exercise or settlement of Purchaser Incentive Awards) in favour of the Purchaser Stock Issuance. As of the Record Date, the Company Supporting Shareholders collectively hold a total of 4,355,678 Company Shares, representing approximately 1.48% of the outstanding Company Shares. As of the record date of the Purchaser Meeting, the Purchaser Supporting Stockholders collectively hold less than 1% of the outstanding Purchaser Shares.

Each of the Company Supporting Shareholders has agreed, subject to the terms of the Company Voting Agreements, among other things, and each of the Purchaser Supporting Stockholders has agreed, subject to the terms of the Purchaser Voting Agreements, among other things:

(a)

at any meeting of Shareholders or Purchaser Stockholders, as applicable, to be held to consider the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted all their securities of the Company or Royal Gold, as applicable, entitled to be voted in favour of the approval, consent, ratification and adoption of the Arrangement Resolution or the Purchaser Stock Issuance, as applicable, and any other matter necessary for the consummation of the Arrangement, and against any resolution, action, proposal, transaction or agreement that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay, frustrate or interfere with the completion of the Arrangement;

(b)

no later than ten days prior to the date of a meeting where the Company Supporting Shareholder or the Purchaser Supporting Stockholder, as applicable, is required to vote, or cause to be voted, their securities of the Company or Royal Gold, as applicable, in accordance with (a) above, to deliver or cause to be delivered, duly executed proxies or voting instruction forms, as applicable, in respect of all of their securities of the Company or Royal Gold, as applicable entitled to be voted or caused to be voted at such meeting, instructing the holder thereof to vote in favour of the Arrangement Resolution or the Purchaser Stock Issuance, as applicable, and any other matter

MANAGEMENT INFORMATION CIRCULAR

necessary for the consummation of the Arrangement, and against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement;

(c)

without the prior written consent of Royal Gold or Sandstorm, as applicable, not to join in the requisitioning of any meeting of Shareholders or Purchaser Stockholders, as applicable, for the purposes of considering any resolution which would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay, frustrate or interfere with the completion of the Arrangement;

(d)

to revoke any and all authorities pursuant to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling, voting instruction form, other voting document or other agreement with respect to the right to vote, call meetings of shareholders or stockholders, as applicable, or give consents or approvals of any kind with respect to their securities of the Company or Royal Gold, as applicable, in any case, that may conflict or be inconsistent with the Company Supporting Shareholder’s Company Voting Agreement or the Purchaser Stockholder’s Purchaser Voting Agreement, as applicable;

(e)

not to (i) grant or agree to grant any proxy, power of attorney or other right to vote their securities of the Company or Royal Gold, as applicable, except for proxies or voting instructions to vote, or cause to be voted, securities in accordance with the Company Supporting Shareholder’s Company Voting Agreement, or the Purchaser Stockholder’s Purchaser Voting Agreement, as applicable; or (ii) enter into any agreement or undertaking that is inconsistent with, or would interfere with, or prohibit or prevent the Company Supporting Shareholder or the Purchaser Supporting Stockholder, as applicable, from satisfying, his or her obligations pursuant to their Company Voting Agreement or Purchaser Voting Agreement, as applicable;

(f)

not to exercise any rights to dissent or rights of appraisal, as applicable, provided under any Laws or otherwise in connection with the Arrangement and not to exercise any shareholder rights or remedies available at common law or pursuant to securities or corporate Laws which would reasonably be regarded as likely to delay or prevent the Arrangement;

(g)

not to, directly or indirectly, sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of any of his or her securities of the Company or Royal Gold, as applicable, to any Person without the prior written consent of Royal Gold or Sandstorm, as applicable, other than (i) as contemplated by the Arrangement Agreement; (ii) in the case of one Purchaser Supporting Stockholder, the sale of no more than 1,500 Purchaser Shares; (iii) a Transfer by the Company Supporting Shareholder or the Purchaser Supporting Stockholder, as applicable, of no more than 5% of their securities of the Company or Royal Gold, as applicable, (to the extent such securities are otherwise Transferable according to their terms) following the holding of the vote relating to the Arrangement Resolution at the Meeting or the Purchaser Stock Issuance at the Purchaser Meeting, as applicable, and only to one or more charitable entities or institutions; (iii) with respect to any Company Options, and any Company RSRs or Company PSRs that vest prior to the termination of the Company Voting Agreement, or any stock options or stock appreciation rights of Royal Gold, and any restricted stock units or performance share units of Royal Gold that vest prior to the termination of the Purchaser Voting Agreement, as applicable, a Transfer by the Company Supporting Shareholder or the Purchaser Supporting Stockholder, as applicable of such number of the underlying Company Shares or Purchaser Shares, as applicable, issued upon exercise or settlement, as applicable, of such securities or the Company or Royal Gold, as applicable, as is necessary in order to satisfy (A) if applicable, payment of the exercise price of such securities of the Company or Royal Gold, as applicable, and (B) taxes or tax withholding obligation applicable to the exercise or settlement of such securities of the Company or Royal Gold, as applicable; and (iv) with respect to any Company Options which expire on or prior to the termination of the Company Voting Agreement or any stock options or stock appreciation rights of Royal Gold which expire on or prior to the termination of the Purchaser Voting Agreement, as applicable, a Transfer by the Company Supporting Shareholder

MANAGEMENT INFORMATION CIRCULAR

or the Purchaser Supporting Stockholder, as applicable, of the underlying Company Shares or Purchaser Shares, as applicable, issued upon exercise of such securities of the Company or Royal Gold, as applicable; and

(h)

not to tender or cause to be tendered any of their securities of the Company or Royal Gold, as applicable to any Company Acquisition Proposal or Purchaser Acquisition Proposal, as applicable, or other take-over bid or similar transaction involving the Company or the Company Shares, or Royal Gold or the Purchaser Shares, as applicable, that is reasonably likely to in any manner delay, hinder, prevent, frustrate, interfere with or challenge the Arrangement or any transaction contemplated by the Arrangement Agreement.

A Company Voting Agreement or a Purchaser Voting Agreement, as applicable, automatically terminates upon the earliest to occur of: (a) the mutual written agreement of Royal Gold or Sandstorm, as applicable, on the one hand, and the applicable Company Supporting Shareholder or Purchaser Supporting Stockholder, as applicable, on the other hand; (b) the Effective Time; (c) delivery by written notice of the applicable Company Supporting Shareholder or Purchaser Supporting Stockholder, as applicable, to Royal Gold or Sandstorm, as applicable, if without previous written consent of the Company Supporting Shareholder or the Purchaser Supporting Stockholder, as applicable: (i) the Outside Date is changed to a date that is later than January 6, 2026, (ii) the conditions to closing of the Arrangement Agreement are amended in a manner that is materially adverse to the Company Supporting Shareholder or the Purchaser Supporting Stockholder, as applicable, or (iii) in the case of a Company Voting Agreement, there is any decrease or change in form of the Consideration; (d) provided that Royal Gold or Sandstorm, as applicable, has not breached the Company Voting Agreement or the Purchaser Voting Agreement, and is not then in default of its obligations thereunder, written notice by Royal Gold or Sandstorm, as applicable, to the applicable Company Supporting Shareholder or Purchaser Supporting Stockholder, as applicable, if any of the representations or warranties of the Company Supporting Shareholder or Purchaser Supporting Stockholder, as applicable, in the Company Voting Agreement or Purchaser Voting Agreement, as applicable, is not true and correct in all material respects, or if the Company Supporting Shareholder or the Purchaser Supporting Stockholder, as applicable, has not complied with their covenants to Royal Gold or Sandstorm, as applicable, contained in the Company Voting Agreement or the Purchaser Voting Agreement, as applicable, in all material respects; (e) provided that the applicable Company Supporting Shareholder or Purchaser Supporting Stockholder, as applicable, has not breached the Company Voting Agreement or the Purchaser Voting Agreement, as applicable, and is not then in default of its obligations thereunder, written notice by the Company Supporting Shareholder or the Purchaser Supporting Stockholder, as applicable, to Royal Gold or Sandstorm, as applicable, if any of the representations or warranties of Royal Gold or Sandstorm, as applicable, in the Company Voting Agreement or the Purchaser Voting Agreement, as applicable, is not true and correct in all material respects, or if Royal Gold or Sandstorm, as applicable, has not complied with its covenants to the Company Supporting Shareholders or the Purchaser Supporting Stockholders, as applicable, contained in the Company Voting Agreement or the Purchaser Voting Agreement, as applicable, in all material respects; (f) the Outside Date; (g) a Company Change in Recommendation or a Purchaser Change in Recommendation, as applicable; or (h) the termination of the Arrangement Agreement in accordance with its terms.

The foregoing is a summary of the material terms of the Company Voting Agreements and the Purchaser Voting Agreements and is subject to, and qualified in its entirety by, the full text of the Company Voting Agreements and the Purchaser Voting Agreements, the forms of which are appended to the Arrangement Agreement, which has been filed under Sandstorm’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The rights and obligations of the parties to such Company Voting Agreements and Purchaser Voting Agreements are governed by the express terms and conditions of such agreements and not by this summary or any other information contained in this Circular. Shareholders are urged to read the form of Company Voting Agreement and the form of Purchaser Voting Agreement carefully and in their entirety, as well as this Circular, before making any decisions regarding the Arrangement.

MANAGEMENT INFORMATION CIRCULAR

Plan of Arrangement

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix B to this Circular.

Commencing at the Effective Time, the following steps will occur and will be deemed to occur sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), without any further authorization, act or formality on the part of any Person:

•

Each Company RSR outstanding immediately prior to the Effective Time, whether vested or unvested, notwithstanding the terms of the Company RSR Plan, will be deemed to be immediately and unconditionally vested to the fullest extent and will be settled by the Company at the Effective Time in exchange for Company Shares, less any applicable withholdings pursuant to the Plan of Arrangement, and such Company Shares will be transferred to AcquireCo pursuant to the Plan of Arrangement for the Consideration, and (i) the holders of such Company RSRs will cease to be holder thereof and to have any rights as holders of such Company RSRs, other than the right to receive the consideration to which they are entitled under the Plan of Arrangement, (ii) such holders’ names will be removed from the register of the Company RSRs maintained by or on behalf of the Company, and (iii) all agreements relating to the Company RSRs will be terminated and will be of no further force and effect.

•

Each Dissent Share will be deemed to be transferred and assigned by the holder thereof, free and clear of all Liens, to AcquireCo in accordance with, and for the consideration contemplated in, the Plan of Arrangement, and: (i) such Dissenting Shareholder will cease to be the registered holder of each such Dissent Share and the name of such registered holder will be removed from the central securities register of the Company in respect of each such Dissent Share and at such time each Dissenting Shareholder will only have the rights set out in the Plan of Arrangement; (ii) such Dissenting Shareholder will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and (iii) AcquireCo shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens, and the central securities register of the Company will be revised accordingly.

•

Each Company Share (other than Dissent Shares and Company Shares held by Royal Gold or an affiliate of Royal Gold) will be deemed to be transferred and assigned by the holder thereof, free and clear of all Liens, to AcquireCo in exchange for the Consideration that will be delivered by AcquireCo for each such Company Share so transferred, in each case pursuant to the Plan of Arrangement. In respect of the Company Shares so transferred: (i) the holder thereof will cease to be the registered or beneficial holder of each such Company Share and the name of such registered holder will be removed from the central securities register of the Company; (ii) the holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Company Share; and (iii) AcquireCo will be the holder of all of the outstanding Company Shares (other than Company Shares held by Royal Gold or an affiliate of Royal Gold), free and clear of all Liens, and the central securities register of the Company will be revised accordingly.

•

Notwithstanding the provisions of the Company Option Plan, each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder will fully vest, and such Company Option will remain outstanding in accordance with the terms of the Company Option Plan, and following the Effective Time, upon exercise of such Company Option, such Company Option will entitle the holder to receive, pursuant to the terms of the Company Option and in accordance with the terms of the Company Option Plan, such number of Purchaser Shares equal to: (A) the number of Company Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Purchaser Shares, at an exercise price equal to the quotient determined by dividing: (X) the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. For greater certainty,

MANAGEMENT INFORMATION CIRCULAR

notwithstanding the provisions of the Company Option Plan, except as otherwise set out herein, the original grant agreement evidencing a Company Option, all terms and conditions of such Company Options, including the expiry date, and the conditions to and manner of exercising such Company Option, will remain the same and such Company Option will continue to be the same Company Option after the Effective Time.

•

Notwithstanding any vesting or exercise or other provisions to which a Company PSR might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company PSR Plan), each Company PSR that is outstanding immediately prior to the Effective Time will fully vest, and will be deemed to be transferred by the holder thereof to the Company in exchange for a cash payment from the Company equal to the Fair Market Value (as defined in the Company PSR Plan) of one Company Share on the last trading day prior to the Effective Date multiplied by the Payout Percentage, less any applicable withholdings pursuant to the Plan of Arrangement, and each such Company PSR will be immediately cancelled and (i) the holders of such Company PSRs will cease to be holder thereof and to have any rights as holders of such Company PSRs, other than the right to receive the consideration to which they are entitled under the Plan of Arrangement, (ii) such holders’ names will be removed from the register of the Company PSRs maintained by or on behalf of the Company, and (iii) all agreements relating to the Company PSRs will be terminated and will be of no further force and effect.

The foregoing exchanges and cancellation will be deemed to occur at or following the Effective Time as provided for in the Plan of Arrangement, notwithstanding that certain procedures related thereto are not completed until after the Effective Date.

Effective Date of the Arrangement

If the Arrangement Resolution is approved at the Meeting, the Purchaser Stock Issuance is approved at the Purchaser Meeting, the Final Order approving the Arrangement is issued by the Court, the Key Regulatory Approvals are obtained and the other applicable conditions to the completion of the Arrangement disclosed below under “The Arrangement Agreement – Conditions to Completion of the Arrangement” are satisfied or waived (including the satisfaction or waiver by Royal Gold of certain conditions to the completion of the Horizon Arrangement), the Arrangement will take effect commencing at the Effective Time, which is expected to be 12:01 a.m. (Toronto time) on the Effective Date (which is expected to occur in the fourth quarter of 2025).

On completion of the Arrangement, the Company will be a wholly-owned subsidiary of Royal Gold.

Exchange of Company Shares

Letter of Transmittal

Sandstorm and Royal Gold have appointed Computershare Investor Services Inc. to act as Depositary to handle the exchange of Company Shares for the Consideration.

Registered Shareholders as of the Record Date will have received a Letter of Transmittal with this Circular. In order to receive the Consideration that a Registered Shareholder (other than a Dissenting Shareholder) is entitled to receive under the Arrangement, such Shareholders must duly complete and execute the Letter of Transmittal and deliver it, and such other documents and instruments as the Depositary or Royal Gold may reasonably require, including the certificate(s) and/or DRS Advice(s) representing their Company Shares, to the Depositary in accordance with the instructions contained in the Letter of Transmittal. It is recommended that Registered Shareholders send a duly completed and executed Letter of Transmittal, the accompanying certificate(s) and/or DRS Advice(s) representing their Company Shares and such other documents and instruments as the Depositary or Royal Gold may reasonably require, to the Depositary as soon as possible.

MANAGEMENT INFORMATION CIRCULAR

The Letter of Transmittal is only for use by Registered Shareholders. Beneficial Shareholders will not be provided with, and will not need to submit, a Letter of Transmittal. Beneficial Shareholders must contact their Intermediary for instructions and assistance in receiving the Consideration for their Company Shares.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. Registered Shareholders (other than the Dissenting Shareholders) can obtain additional copies of the Letter of Transmittal by contacting the Depositary at 1-800-564-6253 (within North America) or 1-514-982-7555 (international) or by e-mail at corporateactions@computershare.com. The Letter of Transmittal is also available on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Exchange Procedure

Following receipt of the Final Order and at least one business day prior to the Effective Date, Royal Gold will deposit in trust, or cause to be deposited in trust, with the Depositary, sufficient Purchaser Shares to satisfy the Consideration payable to Shareholders in accordance with the Plan of Arrangement, which Purchaser Shares will be held by the Depositary in trust as agent and nominee for such former Shareholders for distribution to such former Shareholders following the Effective Time in accordance with the Plan of Arrangement.

As soon as practicable following the later of the Effective Date and the deposit of certificate(s) and/or DRS Advice(s) representing a Registered Shareholder’s Company Shares, including the delivery of the duly completed and executed Letter of Transmittal and such other documents and instruments as the Depositary or Royal Gold may reasonably require, the Depositary will deliver, or will cause to be delivered, the certificate or DRS Advice representing the Consideration Shares that such former Registered Shareholder is entitled to receive pursuant to the Arrangement, in accordance with the Plan of Arrangement and the instructions set forth in the Letter of Transmittal. The Consideration Shares will be registered in such name or names as set out in the Letter of Transmittal, delivered to the address or addresses as such Registered Shareholder directed in their Letter of Transmittal. If no instructions are provided by the Registered Shareholder in the Letter of Transmittal, the Consideration will be issued in the name of the Registered Shareholder and mailed to the address of the Registered Shareholder as it appears on the register previously maintained by or on behalf of Sandstorm.

In all cases, delivery of the Consideration that a Registered Shareholder is entitled to receive pursuant to the Arrangement will be made only after timely receipt by the Depositary of a duly completed and executed Letter of Transmittal, together with the certificate(s) and/or DRS Advice(s) representing such Registered Shareholder’s Company Shares and such other documents and instruments as the Depositary or Royal Gold may reasonably require. The Depositary will deliver, or will cause the delivery of, the Consideration that a Registered Shareholder is entitled to receive pursuant to the Arrangement in accordance with the instructions in the properly completed and signed Letter of Transmittal.

In the event of a transfer of ownership of Company Shares which was not registered in the transfer records of the Company, the Consideration that such holder has the right to receive will be delivered to the transferee if the certificate and/or DRS Advice which immediately prior to the Effective Time represented Company Shares that were exchanged for the Consideration under the Arrangement is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer.

Royal Gold, in its absolute discretion, reserves the right to instruct the Depositary to waive or not to waive any and all defects or irregularities contained in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Shareholders. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholders. Royal Gold reserves the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement.

The method used to deliver the Letter of Transmittal, any accompanying certificate(s) and/or DRS Advice(s) representing the Company Shares and any other accompanying documents and instruments, if any, is at the option and risk of the

MANAGEMENT INFORMATION CIRCULAR

Shareholder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary at the address set out in the Letter of Transmittal. Sandstorm and Royal Gold recommend that the necessary documentation be hand-delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with an acknowledgment of receipt requested, and with proper insurance obtained, is recommended.

Any duly completed and executed Letter of Transmittal, once deposited with the Depositary, together with the accompanying certificate(s) or DRS Advice(s) representing their Company Shares and all other documents and instruments that the Depositary or Royal Gold may reasonably require, is irrevocable and may not be withdrawn by a Registered Shareholder, except that all Letters of Transmittal will be automatically revoked if the Depositary is notified in writing by Sandstorm and Royal Gold that the Arrangement has not been completed.

Whether or not a Registered Shareholder forwards a Letter of Transmittal and the certificate(s) or DRS Advice(s) representing their Company Shares to the Depositary, upon completion of the Arrangement, Shareholders will cease to be holders of Company Shares as of the Effective Time. From and after the Effective Time and until surrendered, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares following completion of the transactions described above under the heading “The Arrangement – Plan of Arrangement”, will be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with the terms of the Arrangement.

Only Registered Shareholders are required to submit a Letter of Transmittal. The exchange of Company Shares for the Consideration in respect of any Beneficial Shareholder is expected to be made with the Beneficial Shareholder’s Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Beneficial Shareholder. Beneficial Shareholders who hold Company Shares registered in the name of an Intermediary should contact that Intermediary if they have any questions regarding this process and to arrange for such Intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their Company Shares.

DRS Advice

Where Company Shares are evidenced only by DRS Advice(s), there is no requirement to first obtain a certificate for those Company Shares or deposit with the Depositary any certificate evidencing Company Shares. Only a properly completed and signed Letter of Transmittal accompanied by the applicable DRS Advices, and any other documents required by the Depositary, is required to be delivered to the Depositary in order to surrender those Company Shares under the Arrangement. Royal Gold reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

Lost Certificates or DRS Advices

In the event any certificate which, immediately prior to the Effective Time, represented one or more outstanding Company Shares that were exchanged for Consideration pursuant to the Plan of Arrangement, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration Shares which such holder is entitled to receive in accordance with the Plan of Arrangement. When authorizing such delivery of the Consideration Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration Shares is to be delivered shall, as a condition precedent to the delivery of such Consideration Shares, give a bond satisfactory to AcquireCo, Royal Gold and the Depositary in such amount as AcquireCo, Royal Gold and the Depositary may direct (each acting reasonably), or otherwise indemnify AcquireCo, Royal Gold and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to AcquireCo, Royal Gold and the Depositary (each acting reasonably), against any claim that may be made against AcquireCo, Royal Gold or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed.

MANAGEMENT INFORMATION CIRCULAR

If a DRS Advice representing Company Shares has been lost, stolen or destroyed, the holder can request a copy of the DRS Advice by contacting Computershare Investor Services Inc. by phone: toll-free in North America at 1-800-564-6253 or international at 1-514-982-7555, with no bond indemnity required and such copy of the DRS Advice should be deposited with the Letter of Transmittal.

Extinction of Rights

If any Shareholder, other than a Dissenting Shareholder, fails to deliver to the Depositary the certificate(s) and/or DRS Advice(s) which immediately prior to the Effective Time represented such Shareholder’s Company Shares, together with a duly completed and executed Letter of Transmittal and such other documents and instruments as the Depositary or Royal Gold may reasonably require, in the manner described in this Circular on or before the sixth anniversary of the Effective Date, then, following such date, such certificate(s) and/or DRS Advice(s) will cease to represent a claim or interest of any kind or nature as a securityholder of Sandstorm, AcquireCo or Royal Gold. On such date, the Consideration Shares to which the former holder of such certificate(s) and/or DRS Advice(s) was ultimately entitled will be deemed to have been surrendered for no consideration to Royal Gold or AcquireCo, as applicable. None of Royal Gold, AcquireCo, Sandstorm or the Depositary will be liable to any Person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Accordingly, former Shareholders who deposit with the Depositary any certificate(s) and/or DRS Advice(s) representing Company Shares after the sixth anniversary of the Effective Date will not receive the Consideration or any other consideration in exchange therefor and will not own any interest in Sandstorm, Royal Gold or AcquireCo and will not be paid any compensation.

Mail Services Interruption

Notwithstanding the provisions of the Arrangement, this Circular and the Letter of Transmittal, certificates or DRS Advices representing the Consideration Shares to be delivered for Company Shares deposited pursuant to the Arrangement, and/or any dividends or other distribution with a record date after the Effective Time, that a former Registered Shareholder is entitled to receive pursuant to the Plan of Arrangement, and any DRS Advice(s) or certificate(s), as applicable, representing Company Shares to be returned will not be mailed if Royal Gold determines that delivery thereof by mail may be delayed.

Persons entitled to DRS Advices, certificates, cheques and/or other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Letter of Transmittal related thereto was deposited until such time as Royal Gold has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, certificates, DRS Advices, cheques and/or other relevant documents not mailed for the foregoing reason will be conclusively delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Company Shares were deposited.

No Fractional Consideration Shares to be Issued

No fractional Consideration Shares will be issued upon the exchange of Company Shares pursuant to the Arrangement. Where the aggregate number of Consideration Shares to be issued to a Shareholder under the Arrangement would result in a fractional Consideration Share being issuable, such fractional Consideration Share will be rounded up to the nearest whole Consideration Share in the event that a Shareholder is entitled to a fractional share representing 0.5 or more of a Consideration Share and will be rounded down to the nearest whole Consideration Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Consideration Share.

MANAGEMENT INFORMATION CIRCULAR

Withholding Rights

Royal Gold, AcquireCo, Sandstorm, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement or under the Plan of Arrangement (including amounts payable to Dissenting Shareholders), and from all dividends, interest, and other amounts payable or distributable to any former Shareholder or former holders of Company Incentive Awards, such amounts as Royal Gold, AcquireCo, Sandstorm, the Depositary and their respective Subsidiaries, or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of local, state, federal, provincial or foreign Law. Royal Gold, AcquireCo, Sandstorm, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall exercise commercially reasonable efforts to reduce or eliminate any deduction or withholding with respect to payments made pursuant to the Arrangement and under the Arrangement Agreement and shall be entitled to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate authority or Person in accordance with applicable Law. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the amount otherwise payable, Royal Gold, Sandstorm, AcquireCo, the Depositary, their respective Subsidiaries and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of (or otherwise require the recipient of such payment to irrevocably direct the sale through a broker and irrevocably direct the broker to pay the proceeds of such sale of) such portion of the Consideration or other amounts payable or distributable pursuant to the Arrangement and under the Arrangement Agreement as is necessary in order to fully fund such deduction or withholding requirement and the payor shall use commercially reasonable efforts to notify the recipient of such payment of such withholding and sale, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder.

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Time with respect to Consideration Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate and/or DRS Advice which, immediately prior to the Effective Time, represented outstanding Company Shares that were exchanged for Consideration Shares under the Arrangement until the holder of such certificate and/or DRS Advice shall surrender such certificate and/or DRS Advice in accordance with the Plan of Arrangement. Subject to applicable Law at the time of such surrender of any certificate and/or DRS Advice (or in the case of (ii) below, at the appropriate payment dates), there shall be paid to such holder of certificate(s) and/or DRS Advice(s) representing Company Shares that were exchanged for Consideration Shares under the Arrangement, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Consideration Shares to which such holder is entitled pursuant to the Arrangement, and (ii) to the extent not paid under (i), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and the payment date subsequent to surrender payable with respect to such Consideration Shares.

Interest

Under no circumstances will interest accrue or be paid by Sandstorm, AcquireCo, Royal Gold, the Depositary of any other Person to any Shareholder or other Persons depositing certificate(s) or DRS Advice(s) pursuant to the Arrangement in respect of Company Shares immediately existing prior to the Effective Time.

Adjustment of Consideration

If between the date of the Arrangement Agreement and the Effective Time, Royal Gold pays any dividend or other distribution on the Purchaser Shares (or declares a dividend or distribution with a record date prior to the Effective Date),

MANAGEMENT INFORMATION CIRCULAR

other than Purchaser Permitted Dividends, then the Consideration to be paid per Company Share and any other dependent items shall be adjusted to achieve for the Shareholders the economic effect contemplated by the Arrangement Agreement and the Arrangement prior to the occurrence of such dividend or other distribution and the Consideration so adjusted shall, from and after the date of such event, be the Consideration to be paid per Company Share or other dependent item, subject to any other further adjustment as may be permitted or required by the Arrangement Agreement.

If between the date of the Arrangement Agreement and the Effective Time, Sandstorm pays any dividend or other distribution on the Company Shares (or declares a dividend or distribution with a record date prior to the Effective Date), other than Company Permitted Dividends, then the Consideration to be paid per Company Share and any other dependent items shall be adjusted to achieve for the Shareholders the economic effect contemplated by the Arrangement Agreement and the Arrangement prior to the occurrence of such dividend or other distribution and the Consideration so adjusted shall, from and after the date of such event, be the Consideration to be paid per Company Share or other dependent item, subject to any other further adjustment as may be permitted or required by the Arrangement Agreement.

Return of Company Shares

If the Arrangement is not completed, any certificate(s) and/or DRS Advice(s) representing deposited Company Shares will be returned to the depositing Shareholder upon written notice to the Depositary from Sandstorm and Royal Gold by returning the certificate(s) and/or DRS Advice(s) representing deposited Company Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the, in respect of the Company Shares, Shareholder in the Letter of Transmittal, or, if such name and address is not so specified, in such name and to such address as shown on the registers of Company Shares maintained by or on behalf of Sandstorm.

Interests of Certain Persons in the Arrangement

In considering the Arrangement and the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that the directors and senior officers of the Company may have certain interests that are, or may be, different from, or in addition to, the interests of other Shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Arrangement. The Special Committee and the Board were aware of these interests and considered them, along with the other matters described above in “The Arrangement – Reasons for the Arrangement”, when evaluating and negotiating the Arrangement Agreement and recommending approval of the Arrangement by the Shareholders, as applicable. These interests include those described below.

All benefits received, or to be received, by the directors and senior officers of the Company as a result of the Arrangement are, and will be, solely in connection with their services as directors and senior officers of the Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for the Company Shares held by such person and no benefit is, or will be, a condition of any person supporting the Arrangement.

Securities Held by Directors and Senior Officers of the Company

The table below sets out, as of the Record Date, the number of Company Shares, Company Options, Company RSRs and Company PSRs beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and senior officers of the Company. As further described under the heading “The Arrangement – MI 61-101”, the votes in respect of the Company Shares held by Nolan Watson, David Awram and Erfan Kazemi are required to be excluded for the purposes of determining whether minority approval for the Arrangement Resolution has been obtained in accordance with MI 61-101.

All Company Shares held by directors and senior officers of Sandstorm will be treated in the same manner under the Arrangement as Company Shares held by other Shareholders. All Company Options (whether vested or unvested) held by

MANAGEMENT INFORMATION CIRCULAR

directors and senior officers of Sandstorm will fully vest at the Effective Time and upon exercise of such Company Options following the Effective Time, will entitle the holders thereof to receive Purchaser Shares as adjusted in number and exercise price to reflect the Exchange Ratio, all in accordance with the terms of the Arrangement. All Company RSRs held by directors and senior officers of Sandstorm will be fully and unconditionally vested at the Effective Time and settled for Company Shares, which Company Shares will be transferred to AcquireCo for the Consideration, all in accordance with the terms of the Arrangement. All Company PSRs held by directors and senior officers of Sandstorm will fully vest at the Effective Time and be settled for an amount in cash equal to the Fair Market Value (as defined in the Company PSR Plan) of the Company Shares on the last trading day prior to the Effective Date multiplied by the Payout Percentage, all in accordance with the terms of the Arrangement. See “The Arrangement – Plan of Arrangement” for how the Company Shares, Company Options, Company RSRs and Company PSRs will be affected by the Arrangement.

Name, Province and Country of Residence, and Position with the Company	Number of Company Shares and % of Class(1)	Number of Company Options and % of Class(2)	Number of Company RSRs and % of Class(3)	Number of Company PSRs and % of Class(4)

Directors
Nolan Watson British Columbia, Canada President, Chief Executive Officer and Director	1,654,065 0.56%	2,535,000 20.67%	24,333 1.02%	180,000 29.29%
David Awram British Columbia, Canada Senior Executive Vice President and Director	700,990 0.24%	2,708,000 22.08%	320,000 13.38%	100,000 16.27%
David E. De Witt British Columbia, Canada Chaiman and Director	974,233 0.33%	328,000 2.67%	51,999 2.17%	Nil Nil%
Andrew T. Swarthout Colorado, USA Director	43,667 0.01%	286,000 2.33%	46,999 1.96%	Nil Nil%
John P.A Budreski British Columbia, Canada Director	44,334 0.02%	286,000 2.33%	138,666 5.80%	Nil Nil%
Mary L. Little Colorado, USA Director	356,128 0.12%	286,000 2.33%	97,000 4.05%	Nil Nil%
Vera Kobalia British Columbia, Canada Director	5,000 0.002%	286,000 2.33%	82,000 3.43%	Nil Nil%
Elif Lévesque Québec, Canada Director	125,361 0.04%	112,417 0.92%	32,750 1.37%	Nil Nil%

Senior Officers
Erfan Kazemi British Columbia, Canada Chief Financial Officer	101,715 0.03%	2,276,000 18.56%	187,666 7.84%	100,000 16.27%

MANAGEMENT INFORMATION CIRCULAR

Name, Province and Country of Residence, and Position with the Company	Number of Company Shares and % of Class(1)	Number of Company Options and % of Class(2)	Number of Company RSRs and % of Class(3)	Number of Company PSRs and % of Class(4)
Tom Bruington Virginia, USA Executive Vice President, Project Evaluation	338,751 0.11%	1,164,000 9.49%	257,666 10.77%	70,000 11.39%
Ian Grundy Ontario, Canada Executive Vice President, Corporate Development	11,434 0.004%	1,115,000 9.09%	280,666 11.73%	100,000 16.27%
Other Senior Officers(5)	329,259 0.11%	535,000 4.36%	460,661 19.25%	47,000 7.65%
Total	4,684,937 1.59%	11,917,417 97.18%	1,980,406 82.78%	597,000 97.15%

Notes:

(1)	Based on 294,964,289 Company Shares issued and outstanding as at the Record Date.
(2)	Based on 12,262,750 Company Options issued and outstanding as at the Record Date.
(3)	Based on 2,392,483 Company RSRs issued and outstanding as at the Record Date.
(4)	Based on 614,500 Company PSRs issued and outstanding as at the Record Date.
(5)	Being those senior officers of the Company who are not “named executive officers” or “NEOs” as defined in Form 51-102F6 Statement of Executive Compensation.

Employment Agreements and Compensation Bonus

The Company has previously entered into individual employment agreements (the “Employment Agreements”) with the following senior officers, pursuant to which such individuals may receive change of control payments or other benefits: Nolan Watson (President and Chief Executive Officer), David Awram (Senior Executive Vice President), Erfan Kazemi (Chief Financial Officer), Ian Grundy (Executive Vice President, Corporate Development), Tom Bruington (Executive Vice President, Project Evaluation) and a senior officer who is not an NEO (the “Non-NEO Officer”).

As discussed in more detail below, such Employment Agreements provide for compensation if there is an “Event of Termination” following a “Change of Control”.

An “Event of Termination” is defined in each Employment Agreement, but generally means:

•	the employee’s employment with the Company is terminated by the Company without cause;

•

an adverse change by the Company in the employee’s position, duties, responsibilities, title or office from those which were in effect immediately prior to the Change of Control, including the employee no longer holding that office of the ultimate parent company following the Change of Control;

•

the good faith determination by the employee that, as a result of the Change of Control or any action or event thereafter, the employee’s status or responsibility within the Company has been diminished or that the employee is effectively being prevented from carrying out his duties and responsibilities as they existed immediately prior to the Change of Control;

•	a decrease in the employee’s base salary or a material decrease in the employee’s incentive bonus, benefits, stock based compensation, vacation or other compensation;

MANAGEMENT INFORMATION CIRCULAR

•	a relocation of the employee’s principal place of employment or the Company’s head office to outside the Greater Vancouver Regional District;

•

the Company taking any action to deprive the employee of any material fringe benefit not mentioned above and enjoyed by him immediately prior to the Change of Control, or the Company failing to increase or improve such material fringe benefit on a basis consistent with increases or improvements granted generally to the Company’s other senior executives;

•	any material breach by the Company of any provision of the employee’s Employment Agreement; or

•	any action or event that would constitute a constructive dismissal of the employee at common law.

A “Change of Control” is defined in each employment agreement, but generally means:

•

a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Company Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor;

•	the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all, of the Company’s assets;

•	a resolution is adopted to wind-up, dissolve or liquidate the Company;

•

a change in the composition of the Board, which occurs at a single meeting of Shareholders or upon the execution of a Shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or

•

any person, entity or group of persons or entities acting jointly or in concert (an “acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of voting securities of the Company which, when added to the voting securities owned of record or beneficially by the acquiror or which the acquiror has the right to vote or in respect of which the acquiror has the right to direct the voting, would entitle the acquiror and/or associates and/or affiliates of the acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company’s outstanding voting securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors).

Completion of the Arrangement will constitute a “Change of Control” for the purposes of the Employment Agreements.

Employment Agreements with Nolan Watson, David Awram, Erfan Kazemi and Ian Grundy

The Employment Agreements for Mr. Watson, Mr. Awram, Mr. Kazemi and Mr. Grundy provide that in the event, within the 12 month period immediately following a Change of Control any Event of Termination occurs, without the affected employees written consent, which Event of Termination is not rectified by the Company within 30 days of the occurrence, the Company will be required to pay the terminated employee in lieu of notice and any other remuneration compensation or benefits (including any severance pay or other termination pay) a pro-rated amount equal to the terminated employee’s base salary for the six months following the Event of Termination plus two times his base salary at that time and any bonus

MANAGEMENT INFORMATION CIRCULAR

owing to the terminated employee immediately prior to such Change of Control or Event of Termination shall be paid plus an amount equal to two times the average bonus percentage granted to the terminated employee for the two most recent annual bonuses approved by the Board, multiplied by the terminated employee’s current base salary in effect immediately prior to the Event of Termination, plus a pro-rated bonus up to the Event of Termination which shall be based upon the average bonus percentage granted to the terminated employee for the two most recent annual bonuses approved by the Board for the terminated employee. In addition, the terminated employee’s benefits (i.e. health, accident and life insurance) will continue for a period of two years following the Event of Termination, or, if such is not possible, the Company shall pay to the applicable terminated employee an amount sufficient to enable him to procure comparable benefits on a private basis for such term. All equity or equity-based compensation received by the terminated employee and held by him immediately prior to such Change of Control and Event of Termination shall fully vest, if not already vested, and shall be exercisable by the terminated employee following such Change of Control and Event of Termination in accordance with their terms.

Employment Agreement with Tom Bruington

The Employment Agreement for Mr. Bruington provides that in an event of a Change of Control of the Company and where Mr. Bruington is not provided a job under substantially the same compensation terms after such Change of Control and should he choose to leave after such Change of Control and change of compensation terms, he will be provided with two years of base salary. All equity or equity-based compensation received by the terminated employee and held by him immediately prior to such Change of Control and Event of Termination shall fully vest, if not already vested, and shall be exercisable by the terminated executive following such Change of Control and Event of Termination in accordance with their terms.

Employment Agreement with Non-NEO Officer

The Employment Agreement for the Non-NEO Officer provides that in the event, within the 60 day period immediately following a Change of Control, the employment of the Non-NEO Officer is terminated by the Company or the Non-NEO Officer elects to terminate their employment by providing written notice to the Company within 60 days of becoming aware of such Change of Control, the Company will be required to pay to the Non-NEO Officer, in lieu of notice and any other remuneration, compensation or benefits (including any severance pay or other termination pay), an amount equal to two times their base salary, such payment to be made within 30 days of termination, and any bonus owing to the Non-NEO Officer immediately prior to such termination or Change of Control shall be paid plus an amount equal to two times the average bonus percentage granted to the Non-NEO Officer for the two most recent annual bonuses approved by the Board for the Non-NEO Officer, multiplied by their current base salary in effect immediately prior to termination. In addition, the Non-NEO Officer’s employee benefits (i.e. health, accident and life insurance) will continue for a period of two years following the termination or election to terminate, or, if such is not possible, the Company shall pay an amount sufficient to enable such officer to procure comparable benefits on a private basis for such term. All equity or equity-based compensation held by the Non-NEO Officer immediately prior to such termination or election to terminate upon a Change of Control shall fully vest, if not already vested, and shall be exercisable by the Non-NEO Officer following such termination or election to terminate, as the case may be, in accordance with their terms.

Summary of Estimated Change of Control Benefits

Pursuant to the Employment Agreements, if the Arrangement is completed and the entitlements are triggered as described above following completion of the Arrangement, the above-mentioned senior officers would be entitled to receive the cash compensation as set out below:

Name	Base Salary ($)(1)	Bonus Value ($)(1)	Benefits Obligation ($)(1)(2)	Total ($)(1)(3)

Nolan Watson	1,139,985	453,449	42,347	1,635,781

David Awram	940,940	336,848	72,337	1,350,125

MANAGEMENT INFORMATION CIRCULAR

Name	Base Salary ($)(1)	Bonus Value ($)(1)	Benefits Obligation ($)(1)(2)	Total ($)(1)(3)

Erfan Kazemi	940,940	392,989	111,814	1,445,743

Ian Grundy	940,940	454,353	35,622	1,430,915

Tom Bruington	1,106,857	Nil	167,034	1,273,891

Non-NEO Officer	492,184	65,368	95,425	652,977

Notes:

(1)

Salaries, bonuses and benefits for the NEOs are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table above at the exchange rate of C$1.00 = US$0.7238, being the indicative exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on September 8, 2025.

(2)	Amounts estimated based on current vacation and continuation of benefits for the applicable time period to be paid out.
(3)

Amounts shown assume that the Effective Date and the termination of each senior officer’s employment agreement occurred on the Record Date based on 2025 base salaries and historic bonuses. The final entitlements will be subject to the Company’s 2025 annual compensation and bonus review as approved by the Compensation Committee and the Board. Bonuses will, subject to Compensation Committee and Board approval, be determined at levels higher than historical averages based on 2025 performance.

Retention Programs

Sandstorm and Royal Gold have agreed that an employee retention arrangement may be established and entered into between Sandstorm and its employees to induce them to remain employed at Sandstorm until closing of the Arrangement. The payments under the retention agreements together with annual compensation and other employment matters, as well as the payment of financial advisory fees will not exceed $25 million in the aggregate. Any retention payments will be entirely conditional upon such employee remaining employed by Sandstorm until the closing of the Arrangement, subject to certain limited exceptions depending on the reason for the employee’s termination of employment.

New Employment Agreements

In connection with the Arrangement, Royal Gold or one of its affiliates (including Sandstorm following closing) may enter into new employment arrangements with one or more senior officers of Sandstorm, which could include increased responsibilities and/or enhanced employment benefits. Royal Gold has advised Sandstorm that, as of the date hereof, no agreements, arrangements or understanding with respect to any such new employment arrangements have been reached with any of the senior officers of Sandstorm.

Insurance and Indemnification of Directors and Officers of Sandstorm

Pursuant to the Arrangement Agreement, prior to the Effective Time, Sandstorm has agreed to purchase customary prepaid non-cancellable “tail” directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Sandstorm and its Subsidiaries which are in effect immediately prior to the Effective Date and providing coverage no less favourable in the aggregate to the protection provided by the policies maintained by Sandstorm and its Subsidiaries which are in effect immediately prior to the Effective Date for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur prior to the Effective Date, and Royal Gold will, or will cause Sandstorm and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date, provided that the total cost of such “tail” directors’ and officers’ liability insurance shall not exceed 400% of the current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by Sandstorm and its Subsidiaries.

Royal Gold has agreed that all rights to indemnification existing in favour of the present and former directors and officers of Sandstorm, as provided for in agreements to which Sandstorm or any of its Subsidiaries is a party and that are in effect as of the date of the Arrangement Agreement and as of the Effective Time, will survive and continue in full force and effect and without modification provided that copies of such agreements have been provided to Royal Gold prior to the date of the Arrangement Agreement, and Royal Gold has agreed to cause Sandstorm and any successor to Sandstorm to continue

MANAGEMENT INFORMATION CIRCULAR

to honour such rights of indemnification and indemnify such present and former directors and officers of Sandstorm pursuant to such agreements, with respect to actions or omissions of such present and former directors and officers of Sandstorm occurring prior to the Effective Time, for six years following the Effective Date.

The applicable provisions of the Arrangement Agreement relating to the provision of insurance and indemnification for directors and officers of Sandstorm are intended for the benefit of, and will be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Sandstorm has confirmed that it is acting as agent on their behalf. Such provisions of the Arrangement Agreement will survive the termination of the Arrangement Agreement as a result of the occurrence of the Effective Date for a period of six years.

MI 61-101

The Company is a reporting issuer (or its equivalent) in all of the provinces and territories of Canada, and, accordingly, is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions that raise the potential for conflicts of interest, to ensure equality of treatment among security holders. To achieve this, MI 61-101 generally requires enhanced disclosure, approval by a majority of security holders excluding “interested parties” or “related parties” (each as defined in MI 61-101) (referred to as “minority approval”) and/or, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors.

The protections of MI 61-101 apply to “business combinations” (as defined in MI 61-101). “Business combinations” include an amalgamation, arrangement, consolidation, amendment to the terms of a class of equity securities or any other transaction of an issuer, as a consequence of which the interest of a holder of an equity security of the issuer may be terminated without the holder’s consent, but exclude certain transactions prescribed by MI 61-101. Namely, among other things, a transaction will not be a “business combination” if there is no “related party” that (i) is a party to a “connected transaction” (as defined in MI 61-101) to the Arrangement, or (ii) is entitled to receive a “collateral benefit” (as defined in MI 61-101), directly or indirectly, as a consequence of the transaction. If a transaction is considered a “business combination” for the purposes of MI 61-101, it will be subject to “formal valuation” and “minority approval” requirements (each as defined in MI 61-101).

If “minority approval” is required, MI 61-101 requires that, in addition to the approval of the Arrangement Resolution by at least 66 2⁄3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, the Arrangement Resolution must also be approved by a majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding those votes beneficially owned, or over which control or direction is exercised, by (i) Sandstorm; (ii) “interested parties”, which include the “related parties” of Sandstorm who are party to a “connected transaction” to the Arrangement or who receive a “collateral benefit”, directly or indirectly, as a consequence of the Arrangement; (iii) the “related parties” of such “interested parties” (subject to certain exceptions), and (iv) any “joint actor” (as defined in MI 61-101) with a person referred to in (ii) or (iii) in respect of the Arrangement.

If a “formal valuation” is required, MI 61-101 requires that, among other things, it shall be prepared by a valuator that is independent of all “interested parties” in the transaction and that has appropriate qualifications, that it shall include the valuator’s opinion as to a value or range of values representing the fair market value of the subject matter of the valuation, and that it cover the affected securities for a business combination.

Because the Arrangement is a transaction whereby the interest of a holder of a Company Share may be terminated without the holder’s consent by virtue of all of the issued and outstanding Company Shares being exchanged for the Consideration under the terms of the Plan of Arrangement, further analysis is required to determine if it is a “business combination”, the votes which must be excluded for the purposes of determining “minority approval” and the requirements for obtaining a “formal valuation”.

MANAGEMENT INFORMATION CIRCULAR

Connected Transaction

As noted above, if a “related party” is party to a “connected transaction” to the Arrangement, the Arrangement will constitute a “business combination” under MI 61-101, and certain parties resulting from the “connected transaction” analysis will be required to be excluded from the “minority approval”.

“Connected transactions”, as defined in MI 61-101, are two or more transactions that have at least one party in common, directly or indirectly, other than transactions related solely to services as an employee, director or consultant, and (i) are negotiated or completed at approximately the same time, or (ii) the completion of at least one of the transactions is conditional on the completion of each of the other transactions.

Horizon is a “related party” of Sandstorm as it is a person of which Sandstorm is a control person, and is party to the Horizon Arrangement. The Horizon Arrangement is a “connected transaction” to the Arrangement, as the Horizon Arrangement and the Arrangement (i) have at least one party in common, being Royal Gold, (ii) were negotiated at the same time, and (iii) are cross-conditional (see “The Arrangement – Horizon Arrangement Agreement” and “The Arrangement Agreement – Conditions to Completion of the Arrangement”).

Accordingly, the Arrangement constitutes a “business combination” and Horizon is considered an “interested party” for the purposes of MI 61-101. As a result, the Company Shares beneficially owned or over which control or direction is exercised by Horizon and its “related parties” are required to be excluded for the purpose of determining if “minority approval” of the Arrangement Resolution is obtained in accordance with MI 61-101. While Horizon does not beneficially own or exercise control or direction over any Company Shares, the Company Shares beneficially owned or over which control or direction is exercised by the “related parties” of Horizon, including each of the directors and senior officers of Horizon, will be excluded from the “minority approval” for the Arrangement Resolution.

See “Minority Approval” below for a table setting forth the Company Shares required to be excluded pursuant to the “minority approval” requirements of MI 61-101 by virtue of the “connected transaction”.

Collateral Benefits

As noted above, if a “related party” receives a “collateral benefit”, the Arrangement will constitute a “business combination” under MI 61-101 and certain parties resulting from the “collateral benefit” analysis will be required to be excluded from the “minority approval”.

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a “related party” of Sandstorm (which includes the directors and senior officers of Sandstorm) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of Sandstorm. However, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied.

Under MI 61-101, a benefit received by a “related party” of Sandstorm is not considered to be a “collateral benefit” if the benefit is received solely in connection with the services of the “related party” as an employee, director or consultant of Sandstorm or an “affiliated entity” (as defined in MI 61-101) of Sandstorm or of a successor to the business of Sandstorm, if (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the “related party” for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the “related party” supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction, being this Circular, and (iv) either (A) at the time the Arrangement was agreed to, the “related party” and its “associated entities” (as defined in MI 61-101) beneficially owned or exercised control or direction over less than 1% of the outstanding Company Shares (the “De Minimis Exclusion”), or (B) if the Arrangement is a “business combination” for Sandstorm (x) the “related party” discloses to an independent committee of

MANAGEMENT INFORMATION CIRCULAR

Sandstorm the amount of consideration that the “related party” expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the equity securities of Sandstorm beneficially owned by the “related party”, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the “related party”, is less than 5% of the value referred to in (x), and (z) the independent committee’s determination is disclosed in this Circular (the “Independent Committee Exclusion”).

For a description of the “benefits” that the directors and senior officers of the Company may be entitled to receive in connection with the Arrangement, see “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular. These “benefits” include the benefit received as a result of the accelerated vesting of the Company Options, Company RSRs and Company PSRs pursuant to the terms of the Plan of Arrangement, as further described under the heading “The Arrangement – Plan of Arrangement”, and change of control payments payable to senior officers pursuant to the terms of their employment agreements as further detailed under the heading “The Arrangement – Interests of Certain Persons in the Arrangement – Employment Agreements and Compensation Bonus”. Such benefits would constitute “collateral benefits” if not otherwise excluded from the definition of “collateral benefit” as a result of the De Minimis Exclusion or the Independent Committee Exclusion.

Each of persons set out in the table under the heading “The Arrangement – Interests of Certain Persons in the Arrangement” is a “related party” of Sandstorm by virtue of his or her role as a director and/or senior officer of Sandstorm. Each such person holds Company Options, Company RSRs and/or Company PSRs.

Following disclosure by each of the directors and senior officers of Sandstorm of the number of Company Shares, Company Options, Company RSRs and Company PSRs held by them and the total consideration that they expect to receive pursuant to the Arrangement, Sandstorm has determined that no director or senior officer of Sandstorm who is receiving a benefit in connection with the Arrangement beneficially owns or exercises control or direction over more than 1% of the Company Shares (calculated in accordance with the provisions of MI 61-101) except for Nolan Watson and David Awram. Accordingly, any benefit received by any such director or senior officer, except for Mr. Watson and Mr. Awram, is excluded from the definition of “collateral benefit” as a result of the De Minimis Exclusion.

Each of Mr. Watson, the President, Chief Executive Officer and a director of the Company, and Mr. Awram, the Senior Executive Vice President and a director of the Company, beneficially owns or exercises control or direction over more than 1% of the Company Shares (calculated in accordance with the provisions of MI 61-101) and will receive a benefit as a result of the accelerated vesting of Company Options, Company RSRs and Company PSRs, and the change of control payments payable to Mr. Watson and Mr. Awram pursuant to the terms of their respective Employment Agreements (see “The Arrangement – Interests of Certain Persons in the Arrangement”). Accordingly, the benefits that Mr. Watson and Mr. Awram will receive as a consequence of the completion of the Arrangement constitute “collateral benefits” if they are not otherwise excluded from the definition of “collateral benefit” as a result of the Independent Committee Exclusion. Sandstorm has determined it may not rely on the Independent Committee Exclusion with respect to the benefits that will be received by Mr. Watson or Mr. Awram, as the value of the benefits that each of Mr. Watson and Mr. Awram will receive as a consequence of the Arrangement, net of any offsetting costs to each of Mr. Watson and Mr. Awram, in each case, is not less than 5% of the value of the amount of consideration that each of Mr. Watson and Mr. Awram expects to be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the equity securities of Sandstorm beneficially owned by each of Mr. Watson and Mr. Awram. As such, the benefit to be received by each of Mr. Watson and Mr. Awram is a “collateral benefit” for the purposes of MI 61-101, and the Company Shares held by Mr. Watson and Mr. Awram are required to be excluded for the purpose of determining if “minority approval” of the Arrangement Resolution is obtained in accordance with MI 61-101.

See “Minority Approval” below for a table setting forth the Company Shares required to be excluded pursuant to the “minority approval” requirements of MI 61-101 by virtue of the “collateral benefits”.

MANAGEMENT INFORMATION CIRCULAR

Minority Approval

As the Arrangement is a “business combination” for the purposes of MI 61-101, as a result of (i) a “related party” of Sandstorm being a party to a “connected transaction” to the Arrangement, and (ii) “related parties” of Sandstorm being entitled to receive a “collateral benefit”, directly or indirectly, as a consequence of the Arrangement, the Arrangement is subject to the “minority approval” requirements of MI 61-101. Accordingly, in addition to obtaining approval of at least 66 2⁄3% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, approval will also be sought from a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the votes attached to the Excluded Shares, as described in the table below, and any other Person required to be excluded in accordance with MI 61-101.

For the purposes of obtaining “minority approval” in accordance with MI 61-101, the votes attached to all of the 2,468,603 Company Shares (representing approximately 0.84% of the issued and outstanding Company Shares) beneficially owned, directly or indirectly, or over which control or direction is exercised by the Shareholders as at the Record Date listed in the table below will be excluded in determining whether “minority approval” for the Arrangement is obtained (the “Excluded Shares”).

For the avoidance of doubt, the Company Shares held by Mr. Watson are included in the Company Shares required to be excluded as discussed above under “Connected Transaction”, by virtue of his position as the Chair of the board of directors of Horizon. In addition, while the benefits that Erfan Kazemi, the Chief Financial Officer of the Company, may be entitled to receive in connection with the Arrangement are excluded from the definition of “collateral benefit” as a result of the De Minimis Exclusion, the Company Shares held by Mr. Kazemi are included in the Company Shares required to be excluded as discussed above under “Connected Transaction”, by virtue of his position as the President, Chief Executive Officer and a director of Horizon.

The Excluded Shares, which are to be excluded in accordance with the “minority approval” requirement in MI 61-101, are set out below:

Shareholder	Excluded Shares
	Number(1)	Percentage of Issued and Outstanding Company Shares(2)
Nolan Watson President, Chief Executive Officer and Director of the Company Chair of Horizon	1,654,065	0.56%
David Awram Senior Executive Vice President and Director of the Company	700,990	0.24%
Erfan Kazemi Chief Financial Officer of the Company President, Chief Executive Officer and Director of Horizon	101,715	0.03%
Craig McMillan Chief Financial Officer of Horizon	9,833	<0.01%
H. Clark Hollands Director of Horizon	2,000	<0.01%

Total	2,468,603	0.84%

 Notes:

(1)	Includes Company Shares which are beneficially owned, directly or indirectly, or over which control or direction is exercised by the Shareholder and its “related parties” and “joint actors”.
(2)	Based on 294,964,289 Company Shares issued and outstanding as at the Record Date. Figures have been rounded to the second decimal.

MANAGEMENT INFORMATION CIRCULAR

Formal Valuation

Sandstorm is not required to obtain and has not obtained a “formal valuation” under MI 61-101 as no “interested party” of Sandstorm is (i) as a consequence of the Arrangement, directly or indirectly, acquiring Sandstorm or its business or combining with Sandstorm, through an amalgamation, arrangement or otherwise, whether alone or with “joint actors”, or (ii) party to any “connected transaction” to the Arrangement that is a “related party transaction” (as defined in MI 61-101) for which the Company is required to obtain a “formal valuation” under MI 61-101. While Horizon is an “interested party” of Sandstorm and is party to a “connected transaction” to the Arrangement, being the Horizon Arrangement, the Horizon Arrangement in and of itself is not a “related party transaction” of Sandstorm.

Prior Valuations and Prior Offers

Neither the Company nor any director or senior officer of the Company, after reasonably inquiry, has knowledge of any “prior valuation” (as defined in MI 61-101) in respect of the Company that has been made in the 24 months before the date of this Circular.

Furthermore, the Company has not received any bona fide prior offers (as contemplated in MI 61-101) during the 24 months preceding the entry into of the Arrangement Agreement.

Horizon Arrangement Agreement

On July 6, 2025, Royal Gold, AcquireCo and Horizon entered into the Horizon Arrangement Agreement, pursuant to which Royal Gold, through AcquireCo, will acquire all of the issued and outstanding common shares of Horizon (other than the common shares of Horizon held by Sandstorm) by way of a statutory plan of arrangement under the BCBCA. The obligations of Royal Gold, AcquireCo and Horizon to complete the Horizon Arrangement are subject to the satisfaction or waiver of certain customary conditions for a transaction of this nature, including, among others, the requisite approval by the securityholders of Horizon of the special resolution approving the Horizon Arrangement, the approval of the Court and the receipt of certain regulatory approvals, including the requisite approval under the Canadian Competition Act.

In addition, the Horizon Arrangement is cross-conditional with the Arrangement, whereby completion of the transactions contemplated by the Horizon Arrangement Agreement is, subject to the terms of the Horizon Arrangement Agreement, dependent on the satisfaction or waiver by Royal Gold of certain of the conditions to the completion of the Arrangement contained in the Arrangement Agreement. Likewise, the Arrangement is cross-conditional with the Horizon Arrangement, whereby completion of the transactions contemplated by the Arrangement Agreement is, subject to the terms of Arrangement Agreement, dependent on the satisfaction or waiver by Royal Gold of certain of the conditions to the completion of the Horizon Arrangement contained in the Horizon Arrangement Agreement. See “The Arrangement Agreement – Conditions to Completion of the Arrangement”.

The foregoing summary of the Horizon Arrangement Agreement is subject to, and qualified in its entirety by, the full text of the Horizon Arrangement Agreement which has been filed under Horizon’s issuer profile on SEDAR+ at www.sedarplus.ca. The rights and obligations of the parties to the Horizon Arrangement Agreement are governed by the express terms and conditions of the Horizon Arrangement Agreement and not by the foregoing or any other information contained in this Circular.

Horizon Support Agreement

On July 6, 2025, Sandstorm entered into the Horizon Support Agreement with Royal Gold pursuant to which Sandstorm agreed to, among other things, vote all Horizon common shares and common share purchase warrants of which it is the beneficial owner or over which it exercises control or direction (including Horizon common shares issued upon the exercise or settlement of convertible securities of Horizon) in favour of the Horizon Arrangement. As of the record date of the

MANAGEMENT INFORMATION CIRCULAR

Horizon Meeting, Sandstorm held 29,274,086 Horizon common shares, representing 31.91% of the outstanding Horizon common shares, and 734,735 Horizon common share purchase warrants, representing 2.06% of the outstanding Horizon common share purchase warrants.

Sandstorm has agreed, subject to the terms of the Horizon Support Agreement, among other things:

(a)

at any meeting of shareholders of Horizon to be held to consider the Horizon Arrangement or any of the other transactions contemplated by the Horizon Arrangement Agreement, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted all its securities of Horizon entitled to be voted in favour of the approval, consent, ratification and adoption of the resolution to approve the Horizon Arrangement and any other matter necessary for the consummation of the Horizon Arrangement, and against any resolution, action, proposal, transaction or agreement that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Horizon Arrangement, or delay, frustrate or interfere with the completion of the Horizon Arrangement;

(b)

no later than ten days prior to the date of a meeting where Sandstorm is required to vote, or cause to be voted, its securities of Horizon in accordance with (a) above, to deliver or cause to be delivered, duly executed proxies or voting instruction forms, as applicable, in respect of all of its securities of Horizon entitled to be voted or caused to be voted at such meeting, instructing the holder thereof to vote in favour of the resolution to approve the Horizon Arrangement and any other matter necessary for the consummation of the Horizon Arrangement, and against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Horizon Arrangement;

(c)	without the prior written consent of Royal Gold, not to join in the requisitioning of any meeting of shareholders of Horizon for the purposes of considering any resolution;

(d)

to revoke any and all authorities pursuant to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling, voting instruction form, other voting document or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind with respect to its securities of Horizon, in any case, that may conflict or be inconsistent with the Horizon Support Agreement;

(e)

not to (i) grant or agree to grant any proxy, power of attorney or other right to vote its securities of Horizon, except for proxies or voting instructions to vote, or cause to be voted, securities in accordance with Horizon Support Agreement, or (ii) enter into any agreement or undertaking that is inconsistent with, or would interfere with, or prohibit or prevent Sandstorm from satisfying, its obligations pursuant to the Horizon Support Agreement;

(f)

provided Royal Gold is not in material breach of the Horizon Support Agreement or the Horizon Arrangement Agreement, not to exercise any rights to dissent or rights of appraisal provided under any Laws or otherwise in connection with the Horizon Arrangement and not to exercise any shareholder rights or remedies available at common law or pursuant to securities or corporate Laws which would reasonably be regarded as likely to delay or prevent the Horizon Arrangement;

(g)

not to make any statements or take any action against the Horizon Arrangement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, frustrating, stopping, preventing, impeding, delaying or varying the Horizon Arrangement;

(h)

not to, directly or indirectly, Transfer or enter into any agreement, option or other arrangement with respect to the Transfer of any of its securities of Horizon to any Person without the prior written consent of Royal Gold, other than as contemplated by the Horizon Arrangement Agreement or the Arrangement Agreement; and

MANAGEMENT INFORMATION CIRCULAR

(i)

not to tender or cause to be tendered any of its securities of Horizon to any Company Acquisition Proposal (as defined in the Horizon Arrangement Agreement), Company Superior Proposal (as defined in the Horizon Arrangement Agreement) or other take-over bid or similar transaction involving Horizon or the shares of Horizon that is reasonably likely to in any manner delay, hinder, prevent, frustrate, interfere with or challenge the Horizon Arrangement or any transaction contemplated by the Horizon Arrangement Agreement; and

(j)

notify Royal Gold promptly if Sandstorm receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to a Company Acquisition Proposal (as defined in the Horizon Arrangement Agreement), or any request for copies of, access to, or disclosure of, confidential information relating to Horizon or any of its subsidiaries, including material terms and conditions of, and the identity of the person making, the Company Acquisition Proposal (as defined in the Horizon Arrangement Agreement), inquiry, proposal, offer or request, and shall provide Royal Gold with copies of all material documents, material correspondence and other materials received from or on behalf of such person

In addition, Sandstorm has agreed, subject to the terms of the Horizon Support Agreements, to certain customary non-solicitation covenants, including that it will not directly, or through any officer, director, employee, authorized representative or authorized agent: (a) solicit proxies or become a participant in a solicitation in opposition to or competition with Royal Gold’s proposed purchase of the shares of Horizon as contemplated by the Horizon Arrangement; (b) assist any person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Royal Gold’s proposed purchase of the shares of Horizon as contemplated by the Horizon Arrangement; (c) act jointly or in concert with others with respect to the shares of Horizon for the purpose of opposing or competing with Royal Gold’s proposed purchase of the shares of Horizon as contemplated by the Horizon Arrangement; (d) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information of Horizon or any of its subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal (as defined in the Horizon Arrangement Agreement); (e) participate in any discussions or negotiations with any person (other than Royal Gold) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Company Acquisition Proposal (as defined in the Horizon Arrangement Agreement); (f) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Company Acquisition Proposal (as defined in the Horizon Arrangement Agreement); or (g) knowingly encourage or otherwise knowingly facilitate any effort or attempt by any other Person to do or seek to do any of the foregoing.

The Horizon Support Agreement automatically terminates upon the earliest to occur of: (a) the mutual written agreement of Royal Gold and Sandstorm; (b) the Effective Time; (c) delivery by written notice of Sandstorm to Royal Gold if without the written consent of Sandstorm: (i) the outside date of the Horizon Arrangement is changed to a date that is later than January 6, 2026, (ii) the conditions to closing of the Horizon Arrangement Agreement are amended in any material respect; (iii) the applicable covenants of Royal Gold and AcquireCo contained in the Horizon Arrangement Agreement are amended to make such covenants less burdensome on either of Royal Gold or AcquireCo; (iv) the termination rights of either party to the Horizon Arrangement Agreement are amended in any material respect; or (v) there is any decrease or change in form of the consideration payable to shareholders of Horizon pursuant to the Horizon Arrangement Agreement; (d) provided that Royal Gold has not breached the Horizon Support Agreement and is not then in default of its obligations thereunder, written notice by Royal Gold to Sandstorm if any of the representations or warranties of Sandstorm in the Horizon Support Agreement is not true and correct in all material respects, or if Sandstorm has not complied with its covenants to Royal Gold contained in the Horizon Support Agreement in all material respects; (e) provided that Sandstorm has not breached the Horizon Support Agreement and is not then in default of its obligations thereunder, written notice by Sandstorm to Royal Gold if any of the representations or warranties of Royal Gold in the Horizon Support Agreement is not true and correct in all material respects, or if Royal Gold has not complied with its covenants to Sandstorm contained in the Horizon

MANAGEMENT INFORMATION CIRCULAR

Support Agreement in all material respects; (f) the Outside Date; or (g) the termination of the Arrangement Agreement in accordance with its terms.

The foregoing is a summary of the material terms of the Horizon Support Agreement and is subject to, and qualified in its entirety by, the full text of the Horizon Support Agreement, the form of which is appended to the Arrangement Agreement, which has been filed under Sandstorm’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The rights and obligations of the parties to the Horizon Support Agreement are governed by the express terms and conditions of the Horizon Support Agreement and not by this summary or any other information contained in this Circular.

In addition to the Horizon Support Agreement, the directors and certain senior officers of Sandstorm, the directors and senior officers of Horizon and certain additional shareholders of Horizon have entered into voting and support agreements with Royal Gold, pursuant to which they have agreed to, among other things, vote, or cause to be voted, as applicable, all common shares and common share purchase warrants of Horizon beneficially owned by them, or over which they exercise control or direction, in favour of Horizon Arrangement. Such persons, together with Sandstorm, collectively hold 52.2% of the outstanding common shares and 29.3% of the outstanding common share purchase warrants of Horizon as of the record date of the Horizon Meeting.

Side Letter Agreement with Royal Gold and Horizon

In connection with the execution of the Horizon Arrangement Agreement, Royal Gold, Sandstorm and Horizon entered into a side letter agreement, pursuant to which, on the terms and subject to the conditions therein, Royal Gold will cause Sandstorm to continue to perform its obligations under certain agreements between Sandstorm and Horizon if the Arrangement has closed but the Horizon Arrangement has not closed. In addition, on the terms and subject to the conditions set forth in the side letter agreement, Royal Gold has agreed to certain amendments to the agreements between Sandstorm and Horizon and to continue providing waivers under certain agreements between Sandstorm and Horizon for up to five years following the closing of the Arrangement.

Side Letter Agreement with Horizon

In connection with the execution of the Horizon Arrangement Agreement, Sandstorm and Horizon entered into a side letter agreement, pursuant to which, on the terms and subject to the conditions therein, among other things (i) if Sandstorm receives a Company Acquisition Proposal, it will share relevant information with Horizon and facilitate discussions between Horizon and the proposing party, as permitted under the Arrangement Agreement, and (ii) Sandstorm will reimburse Horizon up to $5,000,000 for reasonable and documented expenses of Horizon’s third-party representatives if the Arrangement Agreement is terminated in certain circumstances and the Horizon Arrangement Agreement is concurrently or subsequently terminated in certain circumstances.

Regulatory Matters and Approvals

Other than the Company Shareholder Approval, the Purchaser Stockholder Approval, the Final Order, the Key Regulatory Approvals, the necessary approvals of Nasdaq for the listing of the Purchaser Shares issuable pursuant to the Arrangement, and, subject to the terms of the Arrangement Agreement, certain approvals required in respect of the Horizon Arrangement, Sandstorm is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Sandstorm currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Company Shareholder Approval, Purchaser Stockholder Approval, the Final Order, the Key Regulatory Approvals, the necessary approvals of

MANAGEMENT INFORMATION CIRCULAR

Nasdaq for the listing of the Purchaser Shares issuable pursuant to the Arrangement, and, subject to the terms of the Arrangement Agreement, certain approvals required in respect of the Horizon Arrangement, and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Effective Date is expected to occur in the fourth quarter of 2025.

Company Shareholder Approval

At the Meeting, pursuant to the Interim Order, Shareholders will be asked to approve the Arrangement Resolution. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular. Each Shareholder of record as at the close of business on the Record Date will be entitled to vote on the Arrangement Resolution.

In order to become effective, the Arrangement Resolution must be approved by at least (i) 66 2⁄3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for purposes of MI 61-101. The Arrangement Resolution must receive the Company Shareholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order. If the Arrangement Resolution is not approved at the Meeting, the Arrangement will not be completed.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Shareholders, to modify, supplement or amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

The Board, subject to a director declaring an interest and abstaining from voting on the matter, after receiving the unanimous recommendation of the Special Committee, has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Board”.

Purchaser Stockholder Approval

At the Purchaser Meeting, Purchaser Stockholders will be asked to approve the Purchaser Stock Issuance. Because the Purchaser Shares are listed for trading on Nasdaq, the issuance of additional Purchaser Shares is subject to the Nasdaq Stock Market Rules. Pursuant to Rule 5635(d) of the Nasdaq Stock Market Listing Rules, a listed company is required to obtain stockholder approval prior to the issuance of common stock in any transaction where the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the number of outstanding common stock of the listed issuer before the issuance of the common stock. As the Arrangement will result in Royal Gold issuing in excess of 20% of the outstanding Purchaser Shares as consideration for the Company Shares under the Arrangement, approval by Purchaser Stockholders of the Purchaser Stock Issuance is a condition for completion of the Arrangement. Approval of the Purchaser Stock Issuance requires the approval of at least a majority of the votes cast in person or represented by proxy and entitled to vote at the Purchaser Meeting. If the Purchaser Stock Issuance is not approved by the Purchaser Stockholders, the Arrangement cannot be completed.

Court Approval of the Arrangement

Interim Order

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. Prior to the hearing on the Interim Order, the Court was informed that the Company and

MANAGEMENT INFORMATION CIRCULAR

Royal Gold intend to rely on the exemption from the registration requirements under the U.S. Securities Act for the issuance of the Consideration Shares pursuant to the Arrangement, provided by Section 3(a)(10) thereof, on the basis of the Final Order. A copy of the Interim Order is attached as Appendix C to this Circular.

Final Order

Under the Arrangement Agreement, if the Company Shareholder Approval is obtained at the Meeting as provided for in the Interim Order, and the Purchaser Stockholder Approval is obtained at the Purchaser Meeting, Sandstorm is required to diligently pursue an application for the Final Order as soon as reasonably practicable, but in any event, within four business days after the Company Shareholder Approval and the Purchaser Stockholder Approval are obtained. Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting and the approval of the Purchaser Stock Issuance at the Purchaser Meeting, the Company intends to make an application to the Court for the Final Order approving the Arrangement. The application for the Final Order is expected to take place at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on October 15, 2025, or as soon thereafter as counsel may be heard, or at any other date and time and by any other method as the Court may direct. A copy of the Notice of Hearing of Petition is set forth in Appendix D to this Circular.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, Sandstorm or Royal Gold may determine not to proceed with the Arrangement. Prior to and at the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the Consideration Shares to be issued in the Arrangement to holders of Company Shares pursuant to Section 3(a)(10) of the U.S. Securities Act.

Any Shareholder, other securityholder of Sandstorm or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order must file and serve a Response to Petition by no later than 4:00 p.m. (Vancouver time) on October 7, 2025, along with any other documents required, all as set out in the Interim Order and the Notice of Hearing of Petition, the text of which are set out in Appendix C and Appendix D to this Circular, respectively, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned, then, subject to further order of the Court, only those persons having previously filed and served a Response to Petition will be given notice of the adjournment.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Notice of Hearing of Petition attached at Appendix D to this Circular. The Notice of Hearing of Petition constitute notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

The Consideration Shares to be issued pursuant to the Arrangement to Shareholders in exchange for their Company Shares have not been and will not be registered under the U.S. Securities Act or any U.S. Securities Laws, and are being issued in reliance on the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof. The Court has been advised that if the terms and conditions of the Arrangement and such issuance of Consideration Shares are approved by the Court, the Company and Royal Gold intend to rely upon the Final Order of the Court approving the Arrangement and such issuance of Consideration Shares as a basis for the exemption from registration under the U.S. Securities Act for such issuance of the Consideration Shares pursuant to the Arrangement. Therefore, subject to the additional requirements of Section 3(a)(10) of the U.S. Securities Act, should the Court make a Final Order approving the Arrangement and such issuance of the Consideration Shares, such Purchaser Shares issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act.

MANAGEMENT INFORMATION CIRCULAR

Key Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a mutual condition precedent to completion of the Arrangement that all of the Key Regulatory Approvals have been obtained and shall remain in full force and effect. Within the time prescribed after the date of the Arrangement Agreement, the Parties, as applicable, have agreed to make all required notifications, filings, applications and submissions required to obtain the Key Regulatory Approvals and shall use their respective commercially reasonable efforts to obtain the Key Regulatory Approvals as promptly as practicable and in any event so as to allow the Effective Time to occur before the Outside Date.

See “The Arrangement Agreement – Conditions to Completion of the Arrangement”.

Canadian Competition Act Approval

Part IX of the Canadian Competition Act requires that the parties to certain classes of transactions that exceed the thresholds set out in sections 109 and 110 of the Canadian Competition Act (a “Notifiable Transaction”) each provide the Commissioner with prescribed information pursuant to Part IX of the Canadian Competition Act (“Notifications”) in respect of such transactions. Subject to certain exemptions, a Notifiable Transaction may not be completed until either the parties to the transaction have filed Notifications and the applicable waiting period under section 123 of the Canadian Competition Act has expired or has been terminated by the Commissioner, or the Commissioner has waived the parties’ obligation to provide Notifications pursuant to paragraph 113(c) of the Canadian Competition Act. Where Notifications are made, the waiting period is 30 calendar days after the day on which the parties to the transaction have each submitted their respective Notifications, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to his assessment of the transaction pursuant to subsection 114(2) of the Canadian Competition Act (a “Supplementary Information Request”). If the Commissioner provides the parties with a Supplementary Information Request, the waiting period is extended until 30 calendar days after compliance with such Supplementary Information Request, at which time the parties are entitled to complete the transaction provided that there is no application or order in effect prohibiting completion at the relevant time, and the Canadian Competition Act Approvals have been obtained.

Alternatively, or in addition to filing Notifications, parties to a Notifiable Transaction may apply to the Commissioner for an ARC under subsection 102(1) of the Canadian Competition Act or in the alternative a No Action Letter. Transactions for which an ARC or a waiver under paragraph 113(c) of the Canadian Competition Act has been issued are exempt from the notification requirements of Part IX of the Canadian Competition Act.

Royal Gold and Sandstorm have determined that the Arrangement is a Notifiable Transaction under the Canadian Competition Act. On July 16, 2025, Royal Gold and Sandstorm filed with the Commissioner a request for an ARC or, in the alternative, a No Action Letter and waiver of the obligation to provide Notifications to the Commissioner pursuant to paragraph 113(c) of the Canadian Competition Act. On July 29, 2025, the Commissioner issued a No Action Letter and waived the obligation to provide Notifications to the Commissioner pursuant to paragraph 113(c) of the Canadian Competition Act to Sandstorm and Royal Gold regarding the Arrangement, with the result that the Canadian Competition Act Approval required pursuant to the Arrangement Agreement has been obtained.

At any time before or within one year after the completion of the Arrangement, notwithstanding the termination of the waiting period and issuance of a No Action Letter, the Commissioner could make an application under section 92 of the Canadian Competition Act where the Commissioner believes that the Arrangement will, or is likely to, prevent or lessen competition substantially, including seeking to enjoin the completion of the Arrangement, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights.

MANAGEMENT INFORMATION CIRCULAR

ICA Approval

Under the Investment Canada Act, the direct “acquisition of control” of a Canadian business by a non-Canadian that exceeds the prescribed financial threshold (a “Reviewable Transaction”) is subject to pre-closing review and cannot be implemented unless the responsible Minister under the Investment Canada Act has sent a notice that she is satisfied, or is deemed to be satisfied under the Investment Canada Act, that the transaction is likely to be of net benefit to Canada.

The submission of the application for review triggers an initial review period of 45 days. If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for a further 30 days. Further extensions to the review period can only be made on the mutual agreement of the Minister and the investor.

The prescribed factors under section 20 of the Investment Canada Act to be considered by the Minister in determining whether a Reviewable Transaction is likely to be of net benefit to Canada include, among other things, (i) the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, capital investment, resource processing, utilization of Canadian products and services and exports); (ii) the degree and significance of participation by Canadians in the acquired business and the industry in which the Canadian business forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry in Canada; (v) the compatibility of the investment with national and provincial industrial, economic and cultural policies; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

In connection with seeking approval that the transaction is likely to be of net benefit to Canada, an applicant may provide binding written undertakings to His Majesty in right of Canada in support of its application. If, within the applicable review period (including any unilateral or mutually agreed upon extension thereof), the Minister sends a notice that she is satisfied that the investment is likely to be of net benefit to Canada, or if the Minister does not send a notice within the applicable review period (including any unilateral or mutually agreed upon extension thereof) and is deemed to be satisfied that the investment is likely to be of net benefit to Canada, the Reviewable Transaction may be completed, subject to additional requirements in the ICA Approval.

However, if the Minister is not satisfied within the applicable review period (including any unilateral or mutually agreed upon extension thereof) that a Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect, advising the investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the Minister and investor. Within a reasonable time after the expiry of the period for making representations and submitting undertakings, as described above, the Minister will send a notice to the applicant that either the Minister is satisfied that the investment is likely to be of net benefit to Canada or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the Reviewable Transaction may not be implemented.

The Arrangement constitutes a Reviewable Transaction under the Investment Canada Act, and as a result, the Arrangement cannot be completed until the ICA Approval is obtained.

Pursuant to the Arrangement Agreement, Royal Gold submitted its application for review with the Foreign Investment Review and Economic Security Branch of Innovation, Science and Economic Development Canada on July 18, 2025. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement under the Investment Canada Act is ongoing, and the ICA Approval required pursuant to the Arrangement Agreement has not been obtained.

South African Competition Act Approval

The Parties to the Arrangement exceed the relevant thresholds for notification of the Arrangement to the SA Competition Commission as an intermediate merger, and the Arrangement cannot be completed until a merger notification has been

MANAGEMENT INFORMATION CIRCULAR

filed with the SA Competition Commission and the SA Competition Commission has approved or is deemed to have approved the Arrangement under the SA Competition Act.

On fulfilment by the Parties of their notification obligations, section 14(1) of the SA Competition Act requires the SA Competition Commission to issue a certificate approving the Arrangement unconditionally; approving the Arrangement subject to any conditions; or prohibiting the implementation of the Arrangement, within 20 business days. Under section 14(1)(a) of the SA Competition Act, the SA Competition Commission may extend the period within which it has to consider the Arrangement by a single period not exceeding 40 business days. If, upon expiry of the initial 20 business day period, or extended period where invoked, the SA Competition Commission has not issued a certificate reflecting its decision, the Arrangement will be regarded as having been approved. If the SA Competition Commission determines that the Arrangement does not substantially prevent or lessen competition and does not raise public interest concerns, it will approve the Arrangement.

On July 23, 2025, the Parties submitted a merger notification to the SA Competition Commission. On August 26, 2025, the SA Competition Commission approved the Arrangement unconditionally under section 14(1) of the SA Competition Act, with the result that the SA Competition Act Approval required pursuant to the Arrangement Agreement has been obtained.

Exchange Approvals

The Company Shares are listed and posted for trading on the TSX under the trading symbol “SSL” and are listed on the NYSE under the trading symbol “SAND”. The Purchaser Shares are currently listed for trading on Nasdaq under the trading symbol “RGLD”.

It is a condition to completion of the Arrangement that the Purchaser Shares to be issued pursuant to or in connection with the Arrangement, including the Purchaser Shares to be issued upon exercise of the Company Options following the Effective Time, have been approved for listing on Nasdaq (subject only to official notice of issuance). Royal Gold anticipates receiving all required authorizations from Nasdaq prior to the closing of the Arrangement.

On September 8, 2025, the TSX accepted notice from the Company of the Arrangement and the delisting of the Company Shares following the closing of the Arrangement, subject to the delivery of certain documents following the closing of the Arrangement.

Required Approvals under the Horizon Arrangement

As described under the heading “The Arrangement – Horizon Arrangement Agreement”, the Arrangement is cross-conditional with the Horizon Arrangement, whereby completion of the transactions contemplated by the Arrangement Agreement is, subject to the terms of Arrangement Agreement, dependent on the satisfaction or waiver by Royal Gold of certain of the conditions to the completion of the Horizon Arrangement contained in the Horizon Arrangement Agreement.

The obligations of Royal Gold, AcquireCo and Horizon to complete the Horizon Arrangement are subject to the satisfaction or waiver of certain conditions set forth in the Horizon Arrangement Agreement. These conditions include, but are not limited to, the receipt of the requisite approval by the securityholders of Horizon of the special resolution approving the Horizon Arrangement, the approval of the Court and the receipt of certain regulatory approvals, including the requisite approval under the Canadian Competition Act.

Subject to the terms of the Arrangement Agreement, until such approvals have been obtained in accordance with the terms of the Horizon Arrangement Agreement (unless receipt of such approvals has been waived by Royal Gold), the transactions contemplated by the Arrangement Agreement cannot be completed. If such approvals cannot be obtained in accordance with the terms of the Horizon Arrangement Agreement then, subject to the terms of the Arrangement Agreement, unless receipt of such approvals has been waived by Royal Gold, the Arrangement will not be completed.

MANAGEMENT INFORMATION CIRCULAR

See “The Arrangement Agreement – Conditions to Completion of the Arrangement”.

Securities Law Matters

Canadian Securities Law Matters

Each Shareholder is urged to consult with their professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Purchaser Shares issued pursuant to the Arrangement.

Status under Canadian Securities Laws and Delisting Matters

Sandstorm is a reporting issuer in each of the provinces and territories of Canada, and the Company Shares currently trade on the TSX and the NYSE. Following the Effective Date, it is expected that the Company Shares will be delisted from the TSX and NYSE as promptly as practicable following the completion of the Arrangement. Following the Effective Date, it is expected that Royal Gold will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents. In addition, it is expected that Royal Gold will cause the Company to terminate it registration under Section 12(g) and suspend its reporting obligations under Section 13(a) of the U.S. Exchange Act following completion of the Arrangement.

Royal Gold is a reporting issuer in each of the provinces of Canada. The Purchaser Shares currently trade on Nasdaq. It is anticipated that, following completion of the Arrangement, the Purchaser Shares will continue to trade on Nasdaq.

Distribution and Resale of Purchaser Shares under Canadian Securities Laws

The distribution of the Purchaser Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to, the registration requirements under applicable Canadian Securities Laws. The Purchaser Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Purchaser Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Royal Gold, the selling security holder has no reasonable grounds to believe that Royal Gold is in default of Canadian Securities Laws.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. Securities Laws that may be applicable to U.S. Shareholders. All U.S. Shareholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Purchaser Shares to be received in exchange for their Company Shares pursuant to the Arrangement, or Purchaser Shares to be received upon exercise of Company Options, complies with applicable U.S. Securities Laws.

The following discussion does not address the Canadian Securities Laws that will apply to the issue of Purchaser Shares, or the resale of Purchaser Shares received in exchange for Company Shares or upon the exercise Company Options, within Canada by U.S. Shareholders. U.S. Shareholders reselling their Purchaser Shares in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

MANAGEMENT INFORMATION CIRCULAR

Exemption from the Registration Requirements of the U.S. Securities Act

The Purchaser Shares to be issued to Shareholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued and exchanged in reliance upon Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the Securities Laws of each state of the United States in which Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the registration requirements under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act with respect to the Purchaser Shares to be issued to Shareholders pursuant to the Arrangement.

Resales of Purchaser Shares After the Effective Date

The Purchaser Shares to be received by Shareholders in exchange for their Company Shares pursuant to the Arrangement and Purchaser Shares issuable upon exercise of Company Options following registration on Form S-8, will be freely tradeable under the U.S. Securities Act, except by persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Royal Gold after the Effective Date, or were “affiliates” of Royal Gold within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that directly or indirectly through one or more intermediaries control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

Any resale of Purchaser Shares by such a Royal Gold “affiliate” or person who has been a Royal Gold “affiliate” within 90 days prior to the Effective Date, will be subject to certain restrictions on resale imposed by the U.S. Securities Act, and may not be resold in the absence of registration under the U.S. Securities Act or an exemption from such registration, if available, such as the exemption provided under Rule 144.

Resales by Affiliates Pursuant to Rule 144

In general, pursuant to Rule 144, persons who are “affiliates” (as defined in Rule 144) of Royal Gold after the Effective Date, or were “affiliates” of Royal Gold within 90 days prior to the Effective Date, will be entitled to sell, during any three-month period, those Purchaser Shares that they receive pursuant to the Arrangement or pursuant to the exercise of Company Options following registration on Form S-8, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer required under Rule 144. Persons who are “affiliates” after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be “affiliates” of Royal Gold.

MANAGEMENT INFORMATION CIRCULAR

Exercise of Company Options

Each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall fully vest, and such Company Option shall remain outstanding in accordance with the terms of the Company Option Plan, and following the Effective Time, upon exercise of such Company Option, such Company Option shall entitle the holder to receive, pursuant to the terms of the Company Option and in accordance with the terms of the Company Option Plan, such number of Purchaser Shares as set forth under the terms of the Plan of Arrangement. The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of the Company Options. As a result, the Purchaser Shares issuable upon exercise of the Company Options after the Effective Date may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and the Company Options may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws or pursuant to an effective registration statement under the U.S. Securities Act.

Purchaser Shares received upon exercise of the Company Options after the Effective Time, if any, by holders in the United States will be “restricted securities”, as such term is defined in Rule 144(a)(3) under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available.

Royal Gold has agreed under the Arrangement Agreement that to the extent Royal Gold deems necessary, on or as promptly as practicable following the Effective Date, to file a registration statement on Form S-8 under the U.S. Securities Act with the SEC to register the issuance of the Purchaser Shares issuable upon exercise of such Company Options. As a result of such registration under the U.S. Securities Act, Purchaser Shares received upon exercise of Company Options after filing the registration statement on Form S-8 by holders in the United States or who are U.S. persons, as applicable, will be freely transferable by such holders that are not, and have not been for the preceding 90 days, affiliates of Royal Gold, as such term is defined in Rule 144.

Dissenting Shareholders’ Rights

The following is a summary of the provisions of the BCBCA relating to a Shareholder’s Dissent Rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Company Shares. This summary is qualified in its entirety by reference to the full text of Division 2 of Part 8 of the BCBCA, which is attached as Appendix L to this Circular, as modified by the Plan of Arrangement (which is attached at Appendix B to this Circular) and the Interim Order (which is attached at Appendix C to this Circular). The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholder seeking to exercise his, her or its Dissent Rights should seek independent legal advice, as failure to strictly comply with the requirements set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement, may result in the loss of any right of dissent.

Pursuant to the Interim Order, each Registered Shareholder as at the close of business on the Record Date may exercise Dissent Rights in respect of the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order and the Final Order. Registered Shareholders who duly and validly exercise such Dissent Rights and who:

•

are ultimately entitled to be paid fair value for their Dissent Shares: (A) will be entitled to be paid the fair value of such Dissent Shares by AcquireCo, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately

MANAGEMENT INFORMATION CIRCULAR

before the approval of the Arrangement Resolution; (B) will be deemed not to have participated in the transactions in the Plan of Arrangement (other than as specified in the Plan of Arrangement, if applicable); (C) will be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens, to AcquireCo in accordance with the Plan of Arrangement; and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; and

•

are ultimately not entitled, for any reason, to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Registered Shareholder and will be entitled to receive only the Consideration that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

In no circumstances shall Royal Gold, AcquireCo, Sandstorm or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised as of the Record Date and as of the deadline for exercising such Dissent Rights. In no case shall Royal Gold, AcquireCo, Sandstorm or any other Person be required to recognize holders of Company Shares who exercise Dissent Rights as holders of Company Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Company Shares.

Pursuant to Division 2 of Part 8 of the BCBCA, every Registered Shareholder who duly and validly dissents from the Arrangement Resolution in strict compliance with Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement will be entitled to be paid the fair value of the Dissent Shares held by such Dissenting Shareholder determined as of the close of business on the day immediately before the approval of the Arrangement Resolution.

A Registered Shareholder who wishes to dissent must deliver written notice of dissent (a “Notice of Dissent”) to Sandstorm, c/o Cassels, Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, Attention: Jessica Lewis by 4:00 p.m. (Vancouver time) on or before October 7, 2025 (or by 4:00 p.m. (Vancouver time) on the business day that is two business days immediately preceding the Meeting if it is not held on October 9, 2025), and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA and the Interim Order. Any failure by a Shareholder to fully comply may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Company Shares to deliver the Notice of Dissent.

The delivery of a Notice of Dissent does not deprive a Dissenting Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to any of his or her Company Shares if the Dissenting Shareholder votes in favour of the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

A Registered Shareholder that wishes to exercise Dissent Rights must prepare a separate Notice of Dissent for himself, herself, or itself if dissenting on his, her or its own behalf, and for each other person who beneficially owns Company Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting, and must dissent with respect to all of the Company Shares registered in his, her or its name beneficially owned by the Beneficial Shareholder on whose behalf he or she is dissenting and, if such Registered Shareholder is dissenting on his, her or its own behalf, with respect to all of the Company Shares beneficially owned by and registered in the name of such Registered Shareholder. The Notice of Dissent must set out the number of Company Shares in respect of which the Notice of Dissent is to be sent (the “Notice Shares”) and:

•

if such Notice Shares constitute all of the Company Shares of which the holder is the registered and beneficial owner and the holder owns no other Company Shares beneficially, a statement to that effect;

MANAGEMENT INFORMATION CIRCULAR

•

if such Notice Shares constitute all of the Company Shares of which the holder is both the registered and beneficial owner, but the holder owns additional Company Shares beneficially, a statement to that effect and the names of the registered holders of Company Shares, the number of Company Shares held by each such holder and a statement that written Notices of Dissent are being or have been sent with respect to such other Company Shares; or

•

if the Dissent Rights are being exercised by a holder of Company Shares on behalf of a beneficial owner of Company Shares who is not the Dissenting Shareholder, a statement to that effect and the name and address of the beneficial holder of the Company Shares and a statement that the registered holder is dissenting with respect to all Company Shares of the beneficial holder registered in such registered holder’s name.

It is a condition to AcquireCo’s and Royal Gold’s obligation to complete the Arrangement that Shareholders have not validly exercised (and not withdrawn such exercise) Dissent Rights representing more than 5% of the issued and outstanding Company Shares. Each of the directors and senior officers of the Company that have entered into a Company Voting Agreement has agreed not to exercise his or her Dissent Rights as a holder of Company Shares pursuant to their Company Voting Agreements.

If the Arrangement Resolution is approved by the Company Shareholder Approval and if Sandstorm notifies the Dissenting Shareholder of the Company’s intention to act upon the Arrangement Resolution, the Dissenting Shareholder, if he, she or it wishes to proceed with the dissent, is required, within one month after Sandstorm gives such notice, to send to Sandstorm the certificates (if any) representing the Notice Shares and a written statement that requires Sandstorm to purchase all of the Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by a Registered Shareholder on behalf of a Beneficial Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell, and AcquireCo is bound to purchase, those Company Shares. Such Dissenting Shareholder may not vote or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order.

The Dissenting Shareholder and AcquireCo may agree on the payout value of the Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Notice Shares. There is no obligation on Sandstorm, AcquireCo or Royal Gold to make an application to the Court. After a determination of the payout value of the Notice Shares, AcquireCo must then promptly pay that amount to the Dissenting Shareholder. There can be no assurance that the amount a Dissenting Shareholder may receive as fair value for its Company Shares will be more than or equal to the Consideration under the Arrangement. It should be noted that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the Arrangement is not an opinion as to fair value under the BCBCA.

In no circumstances will Sandstorm, Royal Gold, AcquireCo, the Depositary or any other person be required to recognize a person as a Dissenting Shareholder: (i) unless such person is the registered holder of the Company Shares in respect of which Dissent Rights are sought to be exercised as of the Record Date and as of the deadline for exercising such Dissent Rights; (ii) if such person has voted or instructed a proxyholder to vote the Notice Shares in favour of the Arrangement Resolution; and (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order, and does not withdraw such person’s Notice of Dissent prior to the Effective Time.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, the Arrangement Resolution does not pass, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Shareholder votes in favour of the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with Sandstorm’s written consent. If any of these

MANAGEMENT INFORMATION CIRCULAR

events occur, Sandstorm must return the share certificates representing the Company Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, Sandstorm will return to the Dissenting Shareholder the certificates representing the Notice Shares that were delivered to Sandstorm, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and Interim Order. Persons who are beneficial holders of Company Shares registered in the name of an Intermediary such as a broker, custodian, nominee, other Intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such Company Shares is entitled to dissent.

For greater certainty, in addition to any other restrictions in the Interim Order and under the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) a holder of any Company Incentive Awards in respect of such holder’s Company Incentive Awards; (ii) Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; and (iii) any other Person who is not a Registered Shareholder as of the Record Date.

Sandstorm suggests that any Shareholder wishing to avail themselves of the Dissent Rights seek their own legal advice as failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process. For a general summary of certain income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Consequences of the Arrangement”.

Effects of the Arrangement on Shareholders’ Rights

Pursuant to the Plan of Arrangement, Shareholders will receive Purchaser Shares in exchange for their Company Shares. The rights of Shareholders are currently governed by the BCBCA and by Sandstorm’s articles and notice of articles. Since Royal Gold is a company existing under the laws of the State of Delaware, the right of Purchaser Stockholders are governed by the applicable provisions of the DGCL and by Royal Gold’s certificate of incorporation and by-laws. See Appendix M to this Circular for a summary comparison of the rights of Shareholders and Purchaser Stockholders. This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Shareholder’s rights.

MANAGEMENT INFORMATION CIRCULAR

The Arrangement Agreement

The summary of the material provisions of the Arrangement Agreement below and elsewhere in this Circular is subject to, and is qualified in its entirety by reference to, the Arrangement Agreement, a copy of which is available under the Company’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and to the Plan of Arrangement, which is attached to this Circular as Appendix B. This summary may not contain all of the information about the Arrangement Agreement that is important to you. We urge you to carefully read the Arrangement Agreement in its entirety, including all of its schedules, before making any decisions regarding the Arrangement, as it is the legal document governing the Arrangement.

In reviewing the Arrangement Agreement and this summary, readers are advised that this summary has been included to provide Shareholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about Sandstorm, Royal Gold, AcquireCo or any of their Subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties that Sandstorm, Royal Gold and AcquireCo have made to each other as of specific dates and have been made solely for the benefit of the other Parties to the Arrangement Agreement. The assertions embodied in the representations and warranties in the Arrangement Agreement were made solely for purposes of the Arrangement Agreement and the arrangement and agreements contemplated thereby among Sandstorm, Royal Gold and AcquireCo, were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate, and may be subject to important qualifications and limitations agreed to by Sandstorm, Royal Gold and AcquireCo in connection with negotiating the terms thereof. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the Canadian Securities Authorities or the SEC, as applicable, and the assertions embodied in the representations and warranties contained in the Arrangement Agreement (and summarized below) are qualified by information in the Company Disclosure Letter or the Purchaser Disclosure Letter, as applicable, and by certain information contained in certain of Sandstorm’s and Royal Gold’s public filings with the Canadian Securities Authorities or the SEC, as applicable. The Company Disclosure Letter, Purchaser Disclosure Letter and filings with the Canadian Securities Authorities or the SEC, as applicable, contain information that modifies, qualifies and creates exceptions to the representations, warranties and other provisions set forth in the Arrangement Agreement, which such disclosure are not reflected in the Arrangement Agreement. In addition, information concerning the subject matter of the representations and warranties in the Arrangement Agreement may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. In addition, if specific material facts arise that contradict the representations and warranties in the Arrangement Agreement, Royal Gold or Sandstorm, as applicable, will disclose those material facts in the public filings that it makes with the Canadian Securities Authorities or the SEC, as applicable, in accordance with, and to the extent required by, applicable Law. Accordingly, the representations and warranties in, and other provisions of, the Arrangement Agreement and their description in this Circular should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings Sandstorm and Royal Gold publicly filed with the Canadian Securities Authorities or the SEC, as applicable. For more information, see “Other Information – Additional Information”.

The Arrangement

The Arrangement Agreement provides that at the Effective Time, Royal Gold (through AcquireCo) will acquire all of the issued and outstanding Company Shares in exchange for Purchaser Shares, with Sandstorm continuing as a wholly owned subsidiary of Royal Gold. The Arrangement will be implemented by way of the Plan of Arrangement under the provisions of the BCBCA and requires approval of at least (i) 66 2⁄3% of the votes cast by holders of Company Shares present in person or represented by proxy and entitled to vote at the Meeting, (ii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for purposes of MI 61-101, and (iii) the Court.

MANAGEMENT INFORMATION CIRCULAR

The Arrangement will become effective at the Effective Time on the Effective Date in accordance with the Plan of Arrangement. If the Final Order is granted, and all other conditions to the completion of the Arrangement as set out in the Arrangement Agreement are satisfied or waived (to the extent that such conditions are capable of being satisfied prior to the Effective Date and, if waived, are not prohibited from being waived), the Effective Date is expected to occur in the fourth quarter of 2025.

Consideration Received Pursuant to the Arrangement

At the Effective Time, each Shareholder (other than Dissenting Shareholders) will receive 0.0625 of a Purchaser Share in exchange for each Company Share, subject to adjustment as set forth in the Arrangement Agreement, if applicable.

If between the date of the Arrangement Agreement and the Effective Time, either Sandstorm or Royal Gold pays any dividend or distribution on its shares, or declares a dividend or distribution with a record date prior to the Effective Date, other than regular quarterly dividends made in accordance with the Arrangement Agreement, the Consideration and any other dependent items will be adjusted to achieve for the Shareholders the economic effect contemplated by the Arrangement Agreement and the Arrangement prior to the occurrence of such dividend or other distribution.

No fractional Purchaser Shares will be issued as part of the Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Shareholder would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Shareholder will be rounded to the nearest whole number of Purchaser Shares.

Treatment of Company Incentive Awards in the Arrangement

The Company Incentive Awards that are outstanding immediately prior to the Effective Time will be treated in accordance with the Plan of Arrangement and the applicable Company Equity Incentive Plan.

Company Options

Each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, will fully vest, will remain outstanding in accordance with the terms of the Company Option Plan (notwithstanding section 4.4 of such plan), and, following the Effective Time, will become exercisable to purchase from Royal Gold that number of Purchaser Shares equal to the product of (1) the number of Company Shares that were issuable upon exercise of such Company Option immediately before the Effective Time, multiplied by (2) the Exchange Ratio (rounded down to the nearest whole number of Purchaser Shares), at an exercise price equal to the quotient determined by dividing (x) the exercise price per Company Share at which the applicable Company Option was exercisable immediately prior to the Effective Time, by (y) the Exchange Ratio (rounded up to the nearest whole cent).

Royal Gold agreed under the Arrangement Agreement that to the extent Royal Gold deems it necessary, on or as promptly as practicable following the Effective Date, to file a registration statement on Form S-8 under the U.S. Securities Act with the SEC to register the issuance of the Purchaser Shares issuable upon exercise of the Company Options. As a result of such registration under the U.S. Securities Act, Purchaser Shares received upon exercise of Company Options after filing the registration statement on Form S-8 by holders in the United States or who are U.S. persons, as applicable, will be freely transferable by such holders that are not, and have not been for the preceding 90 days, affiliates of Royal Gold, as such term is defined in Rule 144.

Company RSRs

Each Company RSR outstanding immediately prior to the Effective Time, whether vested or unvested, will be deemed to be fully vested and will be settled by Sandstorm at the Effective Time for Company Shares (less any applicable withholdings), following which, each such Company Share will be transferred to AcquireCo in exchange for the Consideration.

MANAGEMENT INFORMATION CIRCULAR

Company PSRs

Each Company PSR outstanding immediately prior to the Effective Time will fully vest and will be transferred to Sandstorm in exchange for a cash payment from Sandstorm equal to the fair market value (as defined in the Company PSR Plan) of one Company Share on the last trading day before the Effective Date multiplied by 200%, being the payout percentage applicable to the Company PSRs, less any applicable withholdings.

Dissent Rights of Shareholders

A Registered Shareholder may exercise rights of dissent with respect to all (but not less than all) of the Company Shares held by such Shareholder pursuant to Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. A Shareholder validly exercising, and not validly withdrawing, Dissent Rights will be entitled to be paid the fair value of the Dissent Shares held by such Shareholder, which fair value will be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution. All payment of any kind in settlement or satisfaction of the rights of any Shareholder exercising Dissent Rights will be made by AcquireCo. Shareholders exercising their Dissent Rights shall be deemed not to have participated in the Arrangement and will be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens, to AcquireCo pursuant to the Plan of Arrangement.

None of the following will be entitled to exercise Dissent Rights: (i) a person who is not a registered holder of Company Shares as of the Record Date and as of the deadline for exercising Dissent Rights, (ii) Shareholders who vote or have instructed a proxyholder to vote their Company Shares in favour of the Arrangement Resolution, (iii) a holder of Company Incentive Awards in respect of such Company Incentive Awards, or (iv) a Shareholder who has not complied with the Dissent Right procedures or who withdrew such exercise prior to the Effective Time.

Deposit of Consideration

Royal Gold and Sandstorm have appointed Computershare Investor Services Inc. to act as depositary to handle the exchange of Company Shares for Purchaser Shares. Following receipt by Sandstorm of the Final Order and at least one business day prior to the Effective Date, Royal Gold will deposit in escrow or cause to be deposited in escrow with the Depositary sufficient Purchaser Shares to satisfy the Consideration payable pursuant to the Arrangement.

Upon surrender to the Depositary for cancellation of a certificate or a DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to the Arrangement, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary or Royal Gold may reasonably require, the registered holder of such Company Shares represented by such surrendered certificate or DRS Advice will be entitled to receive the corresponding Consideration, less any amounts withheld pursuant to the Plan of Arrangement, and any certificate or DRS Advice so surrendered will be cancelled.

After the Effective Time and until surrendered for cancellation, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more outstanding Company Shares (other than Company Shares held by Dissenting Shareholders) will be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with the Arrangement, less any amounts withheld pursuant to the Plan of Arrangement.

Efforts to Obtain Required Company Shareholder Approval

Sandstorm is required to duly call, give notice of, convene and conduct the Meeting in accordance with the Interim Order, Sandstorm’s constating documents and applicable laws, using commercially reasonable efforts to convene and conduct the Meeting as soon as practicable, and in any event, within 45 days of the receipt of the clearance of the Purchaser Proxy

MANAGEMENT INFORMATION CIRCULAR

Statement by the SEC. Sandstorm will cooperate with Royal Gold to schedule and convene the Meeting on the same date and time as the Purchaser Meeting and the Horizon Meeting.

Sandstorm may not adjourn, postpone or cancel the Meeting except (i) as required by applicable Laws, (ii) as required for quorum purposes (in which case the Meeting will be adjourned or postponed and not cancelled) for up to ten days following the prior-scheduled date but no later than the fifth business day preceding the Outside Date, (iii) for up to six business days if the Meeting is scheduled to occur during the Matching Period (as described below under “Non-Solicitation of Alternative Transactions and Change in Recommendation”), (iv) for up to 15 business days following delivery of a notice from a Party to the other Party of its intent to terminate the Arrangement Agreement because of breaches of covenants, representations and warranties or other matters giving rise to such termination right, but not later than the fifth business day preceding the Outside Date, or (v) with Royal Gold’s prior written consent.

Unless the Board has changed its recommendation regarding the Arrangement as permitted under the Arrangement Agreement, Sandstorm has agreed that it will solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Shareholder (unless otherwise consented to by Royal Gold) and include in the Circular the recommendation of the Board to the Shareholders that they vote in favour of the Arrangement Resolution.

Efforts to Obtain Required Purchaser Stockholder Approval

Royal Gold is required to duly call, give notice of, convene and conduct the Purchaser Meeting in accordance with Royal Gold’s constating documents and applicable laws, using commercially reasonable efforts to convene and conduct the Purchaser Meeting as soon as practicable, and in any event, within 45 days of the receipt of the clearance of the Purchaser Proxy Statement by the SEC. Royal Gold will cooperate with Sandstorm to schedule and convene the Purchaser Meeting on the same date and time as the Meeting and the Horizon Meeting.

Royal Gold may not adjourn, postpone or cancel the Purchaser Meeting except (i) as required by applicable Laws, (ii) as required for quorum purposes (in which case the Purchaser Meeting will be adjourned or postponed and not cancelled) for up to ten days following the prior-scheduled date but no later than the fifth business day preceding the Outside Date, (iii) for up to 15 business days following delivery of a notice described below under “Termination of the Arrangement Agreement – Notice and Cure”, but not later than the fifth business day preceding the Outside Date, or (iv) with Sandstorm’s prior written consent.

Unless the Purchaser Board has changed its recommendation regarding the Arrangement as permitted under the Arrangement Agreement, Royal Gold has agreed that it will solicit proxies in favour of the Purchaser Stock Issuance and against any resolution submitted by any Royal Gold stockholder (unless otherwise consented to by Sandstorm) and include in the Purchaser Proxy Statement the unanimous recommendation of the Purchaser Board to the Purchaser Stockholders that they vote in favour of the Purchaser Stock Issuance.

Final Court Approval

After the Interim Order has been obtained, the Shareholders have approved the Arrangement and the Purchaser Stockholders have approved the Purchaser Stock Issuance, Sandstorm is required to pursue an application for the Final Order pursuant to Section 291 of the BCBCA as soon as reasonably practicable, but in any event within four business days after the Company Shareholder Approval and Purchaser Stockholder Approval are obtained. The Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement to the Shareholders.

MANAGEMENT INFORMATION CIRCULAR

Corporate Governance

Royal Gold has not entered into any agreement or understanding with Sandstorm regarding changes to the Purchaser Board or management, and no changes to the composition of the Purchaser Board or management are contemplated in connection with the Arrangement.

Representations and Warranties

The Arrangement Agreement contains certain representations and warranties of Sandstorm relating to the following: organization and qualification; authority relative to the Arrangement Agreement; no conflicts; required filings and consent; subsidiaries; ownership of Horizon common shares; strategic review assets; compliance with laws and constating documents; authorizations; capitalization and listing; shareholder and similar agreements; reporting issuer status; reports; stock exchange matters; financial statements; auditors; no undisclosed liabilities; real property; operational matters; royalty and stream interests; scientific and technical information; employment matters; absence of certain changes or events; litigation; intellectual property; taxes; books and records; insurance; benefit plans; non-arm’s length transactions; material contracts; standstill agreements; whistleblower reporting; restrictions on business activities; brokers; corrupt practices legislation; sanctions; modern slavery; trade laws; bankruptcy; privacy and security; and certain matters related to MI 61-101.

The Arrangement Agreement also contains certain representations and warranties of Royal Gold and in certain cases AcquireCo relating to the following: organization and qualification; authority relative to the Arrangement Agreement; no conflict; required filings and consent; subsidiaries; compliance with laws and constating documents; authorizations; capitalization and listing; shareholder and similar agreements; reporting issuer status; reports; stock exchange matters; financial statements; no undisclosed liabilities; royalty and stream interests; scientific and technical information; absence of certain changes or events; litigation; taxes; non-arm’s length transactions; material contracts; whistleblower reporting; brokers; corrupt practices legislation; sanctions; trade laws; antitakeover statutes; bankruptcy; and the Investment Canada Act.

Certain of the representations and warranties of Sandstorm, Royal Gold and AcquireCo, as applicable, are qualified by the Company Disclosure Letter or by the Purchaser Disclosure Letter, as applicable. Certain of the representations and warranties of Sandstorm, Royal Gold and AcquireCo, as applicable, are also qualified as to “materiality”, or as to Company Material Adverse Effect or Purchaser Material Adverse Effect (see “Glossary of Defined Terms”), as applicable .

The representations and warranties of Royal Gold and Sandstorm contained in the Arrangement Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.

Covenants

Sandstorm, Royal Gold and AcquireCo have agreed to certain covenants between the date of the Arrangement Agreement and the earlier of the Effective Time and the termination of the Arrangement Agreement. A brief summary of certain covenants of each Party is provided below.

Covenants of Sandstorm Relating to the Conduct of Business

Sandstorm has covenanted and agreed that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement in accordance with its terms, except (i) as required by Law, (ii) with the prior written consent of Royal Gold (not to be unreasonably withheld, conditioned or delayed), (iii) as set out in the Company Disclosure Letter, or (iv) as otherwise expressly contemplated or permitted by the Arrangement Agreement or the Plan of Arrangement:

MANAGEMENT INFORMATION CIRCULAR

•

Sandstorm will, and will cause each of its Subsidiaries to, conduct its and their respective businesses in, not take any action except in, and maintain and preserve its and their respective assets, contractual rights (including under the Company Royalty and Stream Agreements), facilities, books and records in, the ordinary course and will use commercially reasonable efforts to maintain and preserve in all material respects its and their present business organization, operations, assets, contractual rights (including under the Company Royalty and Stream Agreements), properties and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with joint venture partners, suppliers, distributors, counterparties under the Company Royalty and Stream Agreements, employees and Governmental Entities having business relationships with them;

•

Sandstorm will, subject to compliance with applicable laws, cooperate with and keep Royal Gold reasonably informed regarding Sandstorm’s business and operations, including through meetings with Royal Gold, and will provide such other access to its officers, employees, agents, properties, books and records as Royal Gold may reasonably request, including by providing Royal Gold with a reasonable opportunity to access and discuss material information or other technical information with respect to the Company Royalty and Stream Interests and underlying mineral properties, and by facilitating business integration planning; provided, however, that Sandstorm will not be required to provide Royal Gold with any information that would (i) violate any obligations of Sandstorm or any of its Subsidiaries with respect to confidentiality to any third party, or otherwise breach, contravene or violate any contract to which Sandstorm or any of its Subsidiaries is a party, or (ii) breach, contravene or violate any applicable Law;

•	without limiting the generality of the first bullet point above:

○

Sandstorm will not, and will not permit any of its Subsidiaries to, directly or indirectly, sell, lease, dispose of, license, permit a Lien (other than a permitted Lien for Sandstorm as specified in the Arrangement Agreement) to be created on or agree to sell, dispose of, license, permit a Lien (other than a permitted Lien for Sandstorm as specified in the Arrangement Agreement) to be created on or otherwise transfer (other than through the creation of a permitted Lien for Sandstorm as specified in the Arrangement Agreement) any Company Royalty and Stream Interest or in any interest in a Company Royalty and Stream Interest;

○

Sandstorm will comply (and cause its Subsidiaries to comply) with its material obligations under the principal Company Royalty and Stream Agreements, and comply with its obligations under the non-principal Company Royalty and Stream Agreements except where such non-compliances with the non-principal Company Royalty and Stream Agreements would not individually or in the aggregate materially and adversely impact Sandstorm and its Subsidiaries;

○

Sandstorm will not, and will not permit any of its Subsidiaries to, directly or indirectly, alter, amend or otherwise modify or supplement, or waive any material provision of a principal Company Royalty and Stream Agreement, or any provision of a non-principal Company Royalty and Stream Agreement where such alterations, amendments, modifications, supplements or waivers of non-principal Company Royalty and Stream Agreements would not individually or in the aggregate materially and adversely impact Sandstorm and its Subsidiaries;

○

Sandstorm will not, and will not permit any of its Subsidiaries to, directly or indirectly take or omit to take any action, or cause or permit any of its Subsidiaries to take or omit to take any action, which would cause any loss or diminishment of any of its contractual rights under any Company Royalty and Stream Agreement, except as would not individually or in the aggregate materially and adversely impact Sandstorm and its Subsidiaries;

MANAGEMENT INFORMATION CIRCULAR

•	without limiting the generality of the first bullet point above, Sandstorm will not, and will not permit any of its Subsidiaries to, directly or indirectly:

○

other than as required by the terms of any Company Equity Incentive Plan or written employment agreement, issue, sell, grant, award, pledge, dispose of, or permit a Lien (other than a permitted Lien for Sandstorm as specified in the Arrangement Agreement) to be created, or agree to issue, sell, grant, award, pledge, dispose of, or permit a Lien (other than a permitted Lien for Sandstorm as specified in the Arrangement Agreement) to be created, on any Company Shares, or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or any shares of its Subsidiaries, other than pursuant to the exercise or settlement of any Company Incentive Awards that were outstanding as of the date of the Arrangement Agreement;

○	amend or propose to amend the notice of articles, articles or other constating documents of Sandstorm and its Subsidiaries or the terms of any securities of Sandstorm or any of its Subsidiaries;

○

declare, accrue, set aside or pay any dividend or make any other distribution to Shareholders (whether in cash, securities or property or any combination thereof) in respect of any Company Shares or the securities of any of its Subsidiaries, other than Company Permitted Dividends;

○

other than in connection with any Pre-Acquisition Reorganization, split, consolidate or reclassify any outstanding Company Shares or the securities of any of its Subsidiaries or undertake any other capital reorganization other than Company Permitted Dividends;

○

redeem, purchase or offer to purchase any Company Shares or other securities of Sandstorm or any shares or other securities of its subsidiaries, other than (i) in connection with any Pre-Acquisition Reorganization, (ii) pursuant to any share redemption or repurchase program of Sandstorm disclosed in the Sandstorm disclosure letter, and (iii) pursuant to the settlement of any Company Incentive Awards that were outstanding as of the date of the Arrangement Agreement, in each case in accordance with their terms and except as may be required in connection with a Pre-Acquisition Reorganization;

○	except in connection with a Pre-Acquisition Reorganization, reorganize, amalgamate or merge Sandstorm or any of its Subsidiaries with any other Person;

○	except in connection with a Pre-Acquisition Reorganization, reduce the stated capital of the shares of Sandstorm or of any of its Subsidiaries;

○

sell, lease, dispose of, license, permit a Lien (other than a permitted Lien for Sandstorm as specified in the Arrangement Agreement) to be created on or agree to sell, dispose of, license, permit a Lien (other than a permitted Lien for Sandstorm as specified in the Arrangement Agreement) to be created on or otherwise transfer (other than through the creation of a permitted Lien for Sandstorm as specified in the Arrangement Agreement) any other Sandstorm assets or in any interest in any other Sandstorm assets;

○

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any person, or make any investment or agree to make any investment (by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, purchase of any property or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, in any Person, other than acquisitions of assets, equipment and supplies in the ordinary course with a value that does

MANAGEMENT INFORMATION CIRCULAR

not exceed $20 million (in the aggregate), excluding certain capital expenditures permitted under the Arrangement Agreement;

○

incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee or otherwise become responsible for, the obligations of any other Person or make any loans or advances to any Person that is not a Subsidiary of Sandstorm in excess of $20 million (in the aggregate), except in connection with ordinary course working capital needs (including, without limitation, the indebtedness incurred or to be incurred under the Company Credit Facility);

○	adopt a plan of liquidation or resolutions providing for the winding-up, liquidation or dissolution of Sandstorm or any of its Subsidiaries;

○

pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, liabilities or obligations prior to the same becoming due, other than (i) the payment, discharge or satisfaction of liabilities reflected or reserved against in Sandstorm’s financial statements or incurred in the ordinary course, (ii) for an aggregate amount of no greater than $5 million, or (iii) payment of any fees related to the Arrangement;

○

waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course, any material authorization, lease, concession, contract or other document (excluding any Company Royalty and Stream Agreements, which are governed under the third bullet point above);

○

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material authorizations necessary to conduct its businesses as now conducted or planned to be conducted;

○

other than (i) as required by the terms of Company Equity Incentive Plans in the ordinary course, (ii) in accordance with the Arrangement Agreement or the Plan of Arrangement, or (iii) as is necessary to comply with applicable laws or the current terms of any contracts or Sandstorm benefit plans:

◾	grant to any Sandstorm employee an increase in compensation in any form, or grant any general salary increase (other than base salary increases for Sandstorm employees in the ordinary course);

◾	make any loan to any Sandstorm employee (other than expense reimbursements in the ordinary course);

◾

take any action with respect to the grant of any severance, retention, change of control or bonus (or other payment that would be triggered by the transactions contemplated in the Arrangement Agreement) to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, any Sandstorm employee, former Sandstorm employee, director, officer, contractor, former contractor or agent of Sandstorm or any of its Subsidiaries, or to any other Person;

◾

increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Sandstorm benefit plan or other bonus, profit sharing, option, pension, retirement, deferred

MANAGEMENT INFORMATION CIRCULAR

compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or Sandstorm employees or former directors or former Sandstorm employees;

◾

adopt, enter into, establish, modify, amend or terminate any Sandstorm benefit plan or any benefit plan, program, policy, practice, program, agreement, arrangement, or undertaking that would be a Sandstorm benefit plan if in effect as of the date of the Arrangement Agreement;

◾	increase bonus levels or other benefits payable to any director or executive officer;

◾	provide for accelerated vesting, removal of restrictions or an exercise of any stock-based or stock-related awards (including Company Options);

◾	establish, adopt or amend (except as required by applicable law) any collective bargaining agreement or similar agreement;

◾

hire or engage, or amend the terms of employment or engagement of, any Sandstorm employee or independent contractor with total annual salaries or fees for services (as applicable) exceeding $250,000 (other than to replace any existing Sandstorm employee or dependent or independent contractor performing a similar function on substantially similar annual salaries or fees for services, as applicable); or

◾	terminate the employment or engagement of any Sandstorm employees (vice president or above), directors or other material service providers (other than for cause);

○

save and except in connection with the termination of the Company Credit Facility pursuant to the Arrangement Agreement, enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction other than in the ordinary course;

○	materially change the business carried on by Sandstorm and its Subsidiaries, as a whole;

○	amend its accounting policies or adopt new accounting policies, except as required by concurrent changes in IFRS;

○

knowingly take any action or knowingly permit any inaction or knowingly enter into any transaction (other than the implementation and fulfillment of a Pre-Acquisition Reorganization and actions taken in the ordinary course) that would have the effect of preventing Royal Gold or a Subsidiary of Royal Gold from obtaining a tax cost “bump,” otherwise available, pursuant to paragraphs 88(1)(c) and (d) of the Tax Act in respect of the non-depreciable capital property owned by Sandstorm or a Subsidiary of Sandstorm for the purposes of the Tax Act upon an amalgamation with Sandstorm or such Subsidiary or a winding-up of Sandstorm or such Subsidiary into Royal Gold or a Subsidiary of Royal Gold (or successor by amalgamation to Royal Gold or a Subsidiary of Royal Gold);

○

enter into any contract or series of contracts resulting in a new contract or series of related new contracts having a term in excess of 12 months and that would not be terminable by Sandstorm or its subsidiaries upon notice of 90 days or less from the date of the relevant contract, or that would impose financial obligations on Sandstorm or any of its Subsidiaries in excess of $20 million (in the aggregate) or would otherwise be a material contract;

MANAGEMENT INFORMATION CIRCULAR

○

(i) alter, amend or otherwise modify or supplement, or waive any material contract with Horizon (save for non-material amendments); (ii) with respect to any material contract to which Horizon is not party and which is not a principal Company Royalty and Stream Agreement, alter, amend, or otherwise modify or supplement or waive any material provision or condition of, any such material contract (other than the Company Credit Facility pursuant to the terms of the Arrangement Agreement); (iii) enter into any new standstill agreement; or (iv) alter, amend or otherwise modify or supplement, or waive, any indemnity or payment agreement of Sandstorm;

○

incur any capital expenditures or enter into any agreement obligating Sandstorm or its Subsidiaries to provide for future capital expenditures involving payments in excess of $5 million (in the aggregate), other than expenditures pursuant to existing commitments;

○

cause or permit any Subsidiary of Sandstorm to take any action which would render, or which would reasonably be expected to render, any representation or warranty made by Sandstorm in the Arrangement Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or material adverse effect qualifications contained therein);

○

commence, as plaintiff, any legal proceeding before a Governmental Entity that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Arrangement Agreement;

○

alter, amend or otherwise modify or supplement, or waive any material provision of certain strategic review assets, including any settlement, waiver, amendment, restructuring, or deferment of the maturity date of amounts payable thereunder; or

○

take any action or fail to take any action which action or failure to act would result in Sandstorm and any of its Subsidiaries to, whether individually or jointly with any associates, affiliates, or other Persons, hold more than 19.99% of the total outstanding common shares in the capital of a certain strategic review party on a non-diluted basis;

•

Sandstorm will not terminate, let lapse or amend or modify any insurance policy maintained by Sandstorm and its Subsidiaries; and except as contemplated by the Arrangement Agreement, Sandstorm will use its commercially reasonable efforts to cause its and its Subsidiaries’ current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided that, subject to an exception for a customary “tail” policy, neither Sandstorm nor any of its Subsidiaries will obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

•	Sandstorm and each of its Subsidiaries will:

○	duly and timely file all tax returns required to be filed by it on or after the date of the Arrangement Agreement and all such tax returns will be true, complete and correct in all material respects;

○	timely deduct, withhold, collect, remit and pay all taxes which are required to be deducted, withheld, collected, remitted or paid by it to the extent due and payable;

○	not make, change or rescind any material election, information return or designation relating to taxes, except as may be required by applicable laws;

MANAGEMENT INFORMATION CIRCULAR

○

not make a request for a tax ruling, voluntarily disclose any potential or actual tax issue to any taxing authority, or enter into or amend any agreement with any taxing authorities, or consent to any extension or waiver of any limitation period with respect to taxes;

○

not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes affecting Sandstorm or any of its Subsidiaries (other than the payment, discharge or satisfaction of liabilities reflected in or reserved against in the Company Annual Financial Statements);

○	not surrender any right to claim any abatement, reduction, deduction, exemption, credit or refund in respect of taxes;

○	not enter into any tax sharing agreement;

○	terminate all tax sharing agreements without further liability to Royal Gold, Sandstorm, or its Subsidiaries following the Effective Time;

○

not amend any tax return or change any of its methods or periods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ended December 31, 2024, except as may be required by applicable Laws;

○

keep Royal Gold reasonably informed of any events, discussions, correspondence or other action with respect to any tax audit, investigation or assessment (other than ordinary course communications which could not reasonably be expected to be material to Sandstorm and its Subsidiaries); and

•	Sandstorm will not authorize, agree or otherwise commit to do any of the matters prohibited by the foregoing.

Covenants of Royal Gold and AcquireCo Relating to the Conduct of Business

Each of Royal Gold and AcquireCo has covenanted and agreed that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement in accordance with its terms, except (i) as required by Law, (ii) with the prior written consent of Sandstorm (not to be unreasonably withheld, conditioned or delayed), (iii) as set out in the Purchaser Disclosure Letter, or (iv) as otherwise expressly contemplated or permitted by the Arrangement Agreement or the Plan of Arrangement:

•

it will, and will cause each of its Subsidiaries to, conduct its and their respective businesses in, not take any action except in, and maintain and preserve its and their respective assets, contractual rights (including under the Purchaser Royalty and Stream Agreements), facilities, books and records in the ordinary course and will use commercially reasonable efforts to, maintain and preserve in all material respects its and their present business organization, operations, assets, contractual rights (including under the Purchaser Royalty and Stream Agreements), properties and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, counterparties under the Purchaser Royalty and Stream Agreements, employees and Governmental Entities having business relationships with them;

•	without limiting the generality of the first bullet point above:

○

Royal Gold will not, and will not permit any of its Subsidiaries to, directly or indirectly, sell, lease, dispose of, license, permit a Lien (other than a permitted Lien for Royal Gold as specified in the Arrangement Agreement) to be created on or agree to sell, dispose of, license, permit a Lien (other than a permitted Lien for Royal Gold as specified in the Arrangement Agreement) to be created on or otherwise transfer

MANAGEMENT INFORMATION CIRCULAR

(other than through the creation of a permitted Lien for Royal Gold as specified in the Arrangement Agreement) any Purchaser Royalty and Stream Interest or in any interest in a Purchaser Royalty and Stream Interest;

○

Royal Gold will comply (and cause its Subsidiaries to comply) with its material obligations under the principal Purchaser Royalty and Stream Agreements, and comply with its obligations under the non-principal Purchaser Royalty and Stream Agreements except where such non-compliances with non-principal Purchaser Royalty and Stream Agreements would not individually or in the aggregate materially and adversely impact Royal Gold and its Subsidiaries;

○

Royal Gold will not, and will not permit any of its Subsidiaries to, directly or indirectly, alter, amend or otherwise modify or supplement, or waive any material provision of a principal Purchaser Royalty and Stream Agreement, or any provision of a non-principal Purchaser Royalty and Stream Agreement except where such alterations, amendments, modifications, supplements or waivers of non-principal Purchaser Royalty and Stream Agreements would not individually or in the aggregate materially and adversely impact Royal Gold and its Subsidiaries;

○

Royal Gold will not, and will not permit any of its Subsidiaries to, directly or indirectly take or omit to take any action, or cause or permit any of its Subsidiaries to take or omit to take any action, which would cause any loss or diminishment of any of its contractual rights under any Purchaser Royalty and Stream Agreement, except as would not individually or in the aggregate materially and adversely impact Royal Gold and its Subsidiaries;

•	without limiting the generality of the first bullet point above, Royal Gold will not, and will not permit any of its Subsidiaries to, directly or indirectly:

○

issue, sell, grant, award, pledge, dispose of, or permit a Lien (other than a permitted Lien for Royal Gold as specified in the Arrangement Agreement) to be created on, or agree to issue, sell, grant, award, pledge, dispose of, or permit a Lien (other than a permitted Lien for Royal Gold as specified in the Arrangement Agreement) to be created, any Purchaser Shares, other than: (i) pursuant to the exercise or settlement of any Purchaser Incentive Awards that were outstanding as of the date of the Arrangement Agreement in accordance with their terms or as required by the terms of the Purchaser Incentive Plan; (ii) Purchaser Incentive Awards that are issued in the ordinary course (including pursuant to the exercise or settlement of any such awards); or (iii) issuance of Purchaser Shares in connection with the acquisition of securities or assets of one or more third parties, provided that the aggregate number of Purchaser Shares issued in respect of all such transactions, individually or in the aggregate, will not exceed 2% of the Purchaser Shares issued and outstanding at the date of the Arrangement Agreement;

○	amend or propose to amend the articles, bylaws or other constating documents of AcquireCo or Royal Gold or the terms of any securities of AcquireCo or Royal Gold;

○

split, consolidate or reclassify any Purchaser Shares or undertake any other capital reorganization, or declare, accrue, set aside or pay any dividend or other distribution to Purchaser Stockholders (whether in cash, securities or property or any combination thereof) in respect of any Purchaser Shares, other than regular quarterly dividends consistent with past practice (subject to periodic increases to the declared dividend in such amounts as are consistent with past practice) and the declaration and issuance of rights in connection with a shareholder rights plan, stockholder rights agreement or similar “poison pill” adopted, renewed, amended or terminated by Royal Gold in a manner that (i) does not prevent or materially delay consummation of the Arrangement and (ii) “grandfathers” persons who are Shareholders at the time of such declaration and issuance, adoption, renewal, amendment or

MANAGEMENT INFORMATION CIRCULAR

termination, if and as necessary to ensure such Shareholders are not adversely impacted (in comparison to a Purchaser Stockholder) by such declaration and issuance of rights, adoption, renewal, amendment or termination;

○	reorganize, amalgamate or merge Royal Gold or any of its Subsidiaries with any other Person, other than any internal reorganizations between Royal Gold and its Subsidiaries;

○	reduce the stated capital of Purchaser Shares;

○

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment (by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, purchase of any property or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, in any Person, other than acquisitions (i) in the ordinary course or (ii) where the value of such acquisitions, investments, contributions of capital, property transfers or purchases does not exceed $500 million;

○	adopt a plan of liquidation or resolutions providing for the winding-up, liquidation or dissolution of AcquireCo or Royal Gold;

○	materially change the business carried on by Royal Gold and its Subsidiaries, as a whole;

○

waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course, any material authorization, lease, concession, contract or other document (excluding any of the Purchaser Royalty and Stream Agreements, which are governed under the second bullet point above);

○

commence, as plaintiff, any legal proceeding before a Governmental Entity that could reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Arrangement Agreement;

○

cause or permit any Subsidiary of Royal Gold to take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Royal Gold in the Arrangement Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or material adverse effect qualifications contained therein); and

•	Royal Gold will not authorize, agree or otherwise commit to do any of the matters otherwise prohibited by the foregoing.

Covenants of Sandstorm, Royal Gold and AcquireCo Relating to the Arrangement

Each of Sandstorm, Royal Gold and AcquireCo has covenanted and agreed that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement in accordance with its terms, it will and will cause its Subsidiaries to perform all obligations required to be performed by it or any of its Subsidiaries under the Arrangement Agreement, co-operate with the other parties in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective the transactions contemplated in the Arrangement Agreement, and each of Sandstorm, Royal Gold and AcquireCo will, and will cause its Subsidiaries to:

MANAGEMENT INFORMATION CIRCULAR

•

other than in respect of regulatory approvals, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it or its Subsidiaries relating to the Arrangement;

•

use its commercially reasonable efforts to obtain all third party consents, approvals and notices required to complete the transactions contemplated by the Arrangement Agreement under any material contract (other than the Company Credit Facility in the case of Sandstorm);

•

upon reasonable consultation with the other parties, use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement;

•

other than in respect of regulatory approvals, use commercially reasonable efforts to satisfy all conditions precedent applicable to such Party, as described below under “Conditions to Completion of the Arrangement”, and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by law on it or its subsidiaries with respect to the Arrangement Agreement or the Arrangement to the extent the same is within its control;

•

use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and applicable U.S. state securities laws for the issuance of the Consideration pursuant to the Plan of Arrangement;

•

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or, in the case of Sandstorm, the Horizon Support Agreement, or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement or, in the case of Sandstorm, the Horizon Support Agreement, provided that this covenant will not require a Party to (i) change the time for performance of any of the obligations or acts of the other parties; (ii) waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement; (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the other Parties; or (iv) waive compliance with or modify any conditions for the benefit of such Party described above under “Conditions to Completion of the Arrangement”; and

•	promptly (and, in any event, within 24 hours) notify the other Parties of:

○

any material adverse effect or change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a material adverse effect;

○

any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is required in connection with the Arrangement Agreement or the Arrangement; or

○

any material proceedings commenced or, to the knowledge of the Party, threatened against, relating to or involving or otherwise affecting the Party or any of its Subsidiaries in connection with the Arrangement Agreement or the Arrangement.

Sandstorm has also covenanted and agreed that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement in accordance with its terms, it will and will cause its Subsidiaries to:

MANAGEMENT INFORMATION CIRCULAR

•

cooperate with, and provide commercially reasonable assistance to, Royal Gold in the preparation of an election by Sandstorm under the Tax Act such that Sandstorm ceases to be a “public corporation” for the purposes of the Tax Act;

•

use its and their commercially reasonable efforts to procure, effective as of the Effective Time, resignations and mutual releases in form and substance satisfactory to Sandstorm and Royal Gold, acting reasonably, from the directors and officers of Sandstorm and its Subsidiaries (other than any directors and officers who will be continuing their employment or services with Sandstorm or Royal Gold after the Effective Time); and

•

give Royal Gold a reasonable opportunity to participate in the defense or settlement of any substantive shareholder litigation against Sandstorm or its directors or officers relating to the Arrangement, and no such settlement will be agreed to without the prior written consent of Royal Gold, which consent will not be unreasonably withheld, conditioned or delayed.

Royal Gold has also covenanted and agreed that, with respect to the Consideration, it will:

•

apply for and use its commercially reasonable efforts to obtain approval of the listing for trading on Nasdaq by the Effective Time of the Purchaser Shares issuable pursuant to the Arrangement, subject to official notice of issuance;

•

apply for and use its commercially reasonable efforts to obtain approval of the listing for trading on Nasdaq by the Effective Time of the Purchaser Shares issuable upon exercise of the Company Options to be assumed by Royal Gold, subject to official notice of issuance; and

•

to the extent Royal Gold deems necessary, on or as promptly as practicable following the Effective Date, file a registration statement on Form S-8 with the SEC to register the issuance of Purchaser Shares upon exercise of the Company Options to be assumed by Royal Gold.

Each of Royal Gold and AcquireCo has covenanted and agreed that it will ensure that the Consideration will, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.

Covenants of Sandstorm and Royal Gold Relating to the Horizon Arrangement

Sandstorm has covenanted and agreed that it will comply with its obligations under the Horizon Support Agreement in all material respects. Sandstorm will not: (i) take any action that would cause a breach by Horizon of its material obligations under the Horizon Arrangement Agreement; (ii) fail to take any action (provided that such action is commercially reasonable) that would cause a breach by Horizon of Horizon’s material obligations under the Horizon Arrangement Agreement; or (iii) consent to, assent to or approve any breach by Horizon of Horizon’s material obligations under the Horizon Arrangement Agreement.

Royal Gold has covenanted and agreed that it will not, without the prior written consent of Sandstorm, which will not be unreasonably withheld or delayed, take any action that would amend the Horizon Arrangement Agreement for any of the following purposes: (i) so that the outside date under the Horizon Arrangement Agreement becomes a date that is later than January 6, 2026; (ii) so that the consideration payable to the securityholders of Horizon is decreased; (iii) so that the covenants of Royal Gold and AcquireCo related to its efforts to consummate the Horizon Arrangement are amended to make such covenants less burdensome on either of Royal Gold or AcquireCo; (iv) so that the conditions to the closing of the Horizon Arrangement are amended in any material respect; or (v) so that the termination rights of either party to the Horizon Arrangement Agreement are amended in any material respect.

MANAGEMENT INFORMATION CIRCULAR

Royal Gold has covenanted and agreed that it will, subject to compliance with applicable Laws, provide information reasonably requested by Sandstorm regarding the status of the Horizon Arrangement and the Horizon Arrangement’s progress towards consummation, including by providing Sandstorm with a reasonable opportunity to discuss the same with Royal Gold, provided, however, that Royal Gold will not be required to provide Sandstorm with any information that would violate any contractual obligation of Royal Gold or its Subsidiaries or breach, contravene or violate any applicable Law.

Employment Matters

Prior to the Effective Time, Sandstorm has agreed to use commercially reasonable efforts to cause, and cause its Subsidiaries to cause, directors and officers of Sandstorm and its Subsidiaries (other than any directors or officers who will be continuing their employment or services with Sandstorm or Royal Gold after the Effective Time) to enter into mutual releases with Sandstorm and its Subsidiaries of all claims against the other, in form and substance satisfactory to Sandstorm and Royal Gold, acting reasonably, excluding any claims arising from (i) any rights to indemnity that the director or officer may have under applicable Law, including the BCBCA or the articles of Sandstorm, or any agreement with Sandstorm, (ii) any rights to contribution or indemnification that the director may have with respect to coverage under any applicable director’s and officer’s insurance policy of Sandstorm and (iii) any amounts payable pursuant to the Arrangement.

As of and from the Effective Time, Royal Gold has agreed that it will cause Sandstorm, its Subsidiaries and any successor to Sandstorm to honor and fully comply with the terms of all of the severance, change of control, termination or other payment obligations of Sandstorm or its Subsidiaries under the existing employment, consulting, change of control and severance agreements of Sandstorm or its Subsidiaries which have been disclosed to Royal Gold.

Pre-Acquisition Reorganization

Subject to the following paragraph, Sandstorm has agreed to use commercially reasonable efforts to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as Royal Gold may reasonably request prior to the Effective Date, reasonably cooperate with Royal Gold in structuring, planning and implementing any such Pre-Acquisition Reorganization, and the Plan of Arrangement, if required, will be modified accordingly in a manner acceptable to Sandstorm, acting reasonably, provided that the Pre-Acquisition Reorganization:

•	will not prejudice Sandstorm or the Shareholders;

•	would not impede or materially delay the consummation of the Arrangement;

•	does not require the approval of any of the Shareholders (other than the approval of the Arrangement Resolution);

•	is effected as close as reasonably practicable prior to the Effective Time, and, in any event, after all regulatory approvals have been obtained;

•

will not be effected until after Royal Gold has waived or confirmed that all of the conditions stipulated in Royal Gold’s favour under the Arrangement Agreement (as described below under “Conditions to Completion of the Arrangement – Mutual Conditions Precedent” and “Conditions to Completion of the Arrangement – Additional Conditions Precedent to the Obligations of Royal Gold”) have been satisfied, and has confirmed in writing that Royal Gold is prepared to promptly and without condition proceed to effect the Arrangement;

•	does not require any filings with, notifications to or approvals of any Governmental Entity or third party which may not be made, effected or obtained prior to the Effective Date;

MANAGEMENT INFORMATION CIRCULAR

•	can be unwound in the event the Arrangement is not consummated without adversely affecting, or being prejudicial to, Sandstorm, its Subsidiaries or the Shareholders;

•

does not result in a change of control, default or acceleration of any of Sandstorm’s existing credit facilities, except as otherwise triggered by the Arrangement and the transactions contemplated by the Arrangement Agreement;

•	does not unreasonably interfere with Sandstorm’s operations prior to the Effective Time;

•

does not result in any breach by Sandstorm or any of its Subsidiaries of any Sandstorm material contract or authorization material to Sandstorm, or any breach of Sandstorm’s constating documents or by any of its Subsidiaries of their respective organizational documents or Law; and

•

does not require Sandstorm or its Subsidiaries to take any action that could reasonably be expected to result in any taxes being imposed on, or any adverse tax or other consequences to, any Shareholder or holder of Company Incentive Awards incrementally greater than the taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.

Royal Gold is required to provide written notice to Sandstorm of any proposed Pre-Acquisition Reorganization (including full particulars of all material steps and transactions with respect to such Pre-Acquisition Reorganization) at least 15 business days prior to the Effective Date. Royal Gold and Sandstorm have agreed to work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to any such Pre-Acquisition Reorganization. Subject to the terms of the Arrangement Agreement, Sandstorm will use its commercially reasonable efforts to obtain any consents required to effect each Pre-Acquisition Reorganization.

Royal Gold has acknowledged and agreed that the planning for and implementation of any Pre-Acquisition Reorganization will not be considered a breach of any covenant under the Arrangement Agreement and will not be considered in determining whether a representation or warranty of Sandstorm under the Arrangement Agreement has been breached.

If the Arrangement Agreement is terminated (other than by Royal Gold for certain breaches by Sandstorm), Royal Gold has agreed to reimburse Sandstorm for all reasonable and documented out-of-pocket costs, fees and expenses incurred by Sandstorm and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization or any voiding, reversing or unwinding thereof. In addition, following such a termination, Royal Gold has agreed to indemnify and hold harmless Sandstorm, its Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, penalties, interests, awards, judgments and taxes suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization or any reversing, terminating, modifying or unwinding thereof.

Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

•	the prepayment and termination of the Company Credit Facility and consents under the Purchaser Credit Facility;

•	the delisting of the Company Shares from the TSX and NYSE;

•

the obligation of Sandstorm and Royal Gold to use commercially reasonable efforts to obtain the regulatory approvals required in relation to the transactions contemplated by the Arrangement Agreement as promptly as practicable and in any event so as to allow the Effective Time to occur before the Outside Date;

MANAGEMENT INFORMATION CIRCULAR

•	cooperation between Sandstorm and Royal Gold regarding any required reporting of the transactions contemplated by the Arrangement Agreement to any applicable taxing authority under the Tax Act;

•	Royal Gold’s right to make an election under Section 338(g) of the Internal Revenue Code of 1986, and cooperation between Sandstorm and Royal Gold regarding such election;

•	reasonable access to Sandstorm information by Royal Gold until the earlier of the Effective Time and the termination of the Arrangement Agreement pursuant to its terms;

•	cooperation between Sandstorm and Royal Gold in connection with public announcements and communications;

•	cooperation between Sandstorm and Royal Gold in the preparation and filing of this Circular and the Purchaser Proxy Statement;

•	cooperation of Sandstorm with Royal Gold in listing the Consideration Shares on Nasdaq prior to the Effective Time; and

•	indemnification of directors and officers of Sandstorm and its Subsidiaries in respect of claims arising from facts or events which occurred prior to the Effective Time.

Non-Solicitation of Alternative Transactions and Change in Recommendation

Non-Solicitation

Sandstorm and Royal Gold have each agreed that, except as expressly provided in the Arrangement Agreement, it will not and will cause its Subsidiaries not to (and will not authorize any Representatives to and will direct its Representatives not to):

•

solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Sandstorm or its Subsidiaries or Royal Gold or its Subsidiaries, as applicable) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal;

•

engage or participate in any discussions or negotiations with any Person (other than Royal Gold or its affiliates or Sandstorm or its affiliates, as applicable) in respect of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, provided that the Party may (i) advise any Person of the restrictions of the Arrangement Agreement, (ii) clarify the terms of any inquiry, proposal or offer in order to determine if it may reasonably be expected to result in a Superior Proposal, and (iii) advise any Person making an Acquisition Proposal that the Party’s board of directors has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Superior Proposal;

•

approve or authorize, or cause or permit the Party or any of its Subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement permitted pursuant to the Arrangement Agreement); or

•	do, or commit or agree to do, any of the following (each a “Change in Recommendation”):

○	adopt, approve, publicly endorse or publicly recommend or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal;

MANAGEMENT INFORMATION CIRCULAR

○

withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the other Party, the recommendation of the Party’s board of directors in favour of the Arrangement or Purchaser Stock Issuance, as applicable (except as a result of the occurrence of a material adverse effect of the other Party);

○

if an Acquisition Proposal has been publicly disclosed, fail to (i) publicly recommend against any such Acquisition Proposal within five business days after the other Party’s written request that the Party or its board of directors do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to the other Party, such rejection of such Acquisition Proposal) and (ii) reaffirm the recommendation of the Party’s board of directors in favour of the Arrangement or Purchaser Stock Issuance, as applicable, within such five business day period (or, with respect to any Acquisition Proposal or any material amendment, revision or change to the terms of any such previously publicly disclosed Acquisition Proposal that is publicly disclosed within the last five days immediately prior to the then-scheduled date of the Meeting or Purchaser Meeting, as applicable, fail to take the actions referred to in this bullet point, with references to the applicable five business day period being replaced with three business days);

○

fail to include the recommendation of the Party’s board of directors in favour of the Arrangement or Purchaser Stock Issuance, as applicable, in this Circular or the Purchaser Proxy Statement, respectively;

○

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Party’s board of directors of the transactions contemplated by the Arrangement Agreement; or

○

permit the Party to accept or enter into any contract requiring the Party to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person proposing an Acquisition Proposal in the event that Sandstorm or Royal Gold, as applicable, completes the transactions contemplated by the Arrangement Agreement or any other transaction with the other Party or any of its affiliates.

Sandstorm and Royal Gold have further agreed that each will (and will cause its Subsidiaries and direct their respective Representatives to) immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the other Party or its affiliates) with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal and, in connection therewith, each Party agreed that it will discontinue access to any of its and its Subsidiaries’ confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise, in each case, except as permitted by the Arrangement Agreement) and will as promptly as reasonably practicable request, and use commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise rights that they have) to require the return or destruction of all confidential information regarding such Party and its Subsidiaries provided in the preceding 12-month period in connection therewith (to the extent such information has not already been returned or destroyed and will use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights), and shall, on the request of the other Party, provide written confirmation that it has done so. Sandstorm and Royal Gold have agreed that neither Party will, or will authorize or permit any of its Subsidiaries to, directly or indirectly, amend, modify or release any third party from any confidentiality, non-solicitation or standstill agreement (or standstill provisions contained in any such agreement) to which such third party is a party (it being understood that the automatic termination or release of any standstill provisions contained in any such agreements as a result of the entering into or announcement of the Arrangement Agreement will not be a violation of the Arrangement Agreement, or terminate, modify, amend or waive the terms thereof).

MANAGEMENT INFORMATION CIRCULAR

Notification of Acquisition Proposals

Sandstorm and Royal Gold have agreed that if it (or any of its Subsidiaries or their respective Representatives), receives any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal or any request for non-public information relating to it or any of its Subsidiaries or access to the properties, books or records of it or any of its Subsidiaries in connection with any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, then such Party will:

•

promptly notify the other Party orally and then as soon as reasonably practicable thereafter (and, in any event, within 24 hours) in writing of such Acquisition Proposal, inquiry, proposal, offer or request; and

•	indicate the identity of the Person or group of Persons making such proposal, inquiry or contact and all material terms and conditions thereof; and

•

provide a copy of any such Acquisition Proposal, inquiry, proposal, offer or request and unredacted copies of all material written communications (and a summary of all substantive discussions) related thereto; and

•

keep the other Party, as applicable, promptly (and, in any event, within 24 hours) informed of the status, including any change to the material terms, of any such Acquisition Proposal, inquiry, proposal, offer or request.

Responding to an Acquisition Proposal

Notwithstanding the obligations described under “– Non-Solicitation” above, if, prior to the approval of the Arrangement Resolution by the Shareholders or approval of the Purchaser Stock Issuance by the Purchaser Stockholders, respectively, Sandstorm or Royal Gold receives a bona fide written Acquisition Proposal, such Party may (i) engage in or participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal, (ii) provide such Person or group of Persons non-public information relating to the Party or any of its Subsidiaries or access to the properties, books or records of the Party or any of its Subsidiaries, and (iii) in the case of Sandstorm, share any information relating to the Acquisition Proposal with Horizon and participate in and facilitate discussions between Horizon and such Person or group of Persons with respect to an Acquisition Proposal with respect to Horizon, if and only if:

•	such Acquisition Proposal did not result from a breach of the Party’s non-solicitation obligations described under “– Non-Solicitation” above in any material respect;

•

the Party’s board of directors first determines, in good faith after consultation with such Party’s legal and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal and has provided the other Party with written notice of such determination;

•

the Party’s board of directors first determines, in good faith after consultation with such Party’s legal advisors, that the failure to participate in such discussions or negotiations or to disclose such non-public information to such third party would be inconsistent with the fiduciary duties of the board of directors under applicable Law; and

•

prior to providing any such information, copies, access or disclosures, (i) the Party enters into a confidentiality agreement with such Person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms not materially less stringent than the Confidentiality Agreement, (ii) the Party provides the other Party with a true, complete and final executed copy of such confidentiality agreement, and (iii) any such copies, access or disclosure provided to such Person will have already been or will concurrently be provided to the other Party.

MANAGEMENT INFORMATION CIRCULAR

Superior Proposals and Royal Gold Right to Match

Notwithstanding any other provision of the Arrangement Agreement, if, prior to the approval of the Arrangement Resolution by the Shareholders or approval of the Purchaser Stock Issuance by the Purchaser Stockholders, respectively, Sandstorm or Royal Gold receives a written Acquisition Proposal that its board of directors (after consultation from such Party’s legal and financial advisors) determines in good faith constitutes a Superior Proposal, such Party’s board of directors may make a Change in Recommendation and/or such Party may enter into a definitive agreement (a “proposed agreement”) with respect to such Superior Proposal if and only if:

•	in the case of Sandstorm:

○	such Company Acquisition Proposal did not result from a breach of Sandstorm’s non-solicitation obligations described under “– Non-Solicitation” above in any material respect;

○

prior to the Board making a Change in Recommendation and/or Sandstorm entering into a proposed agreement with respect to such Company Superior Proposal, Sandstorm has provided Royal Gold with a notice in writing, which notice contains (i) a statement as to the intention of the Board to determine such Company Acquisition Proposal constitutes a Company Superior Proposal, (ii) the value in financial terms that the Board has determined should be ascribed to any non-cash consideration offered (other than securities consideration for which a “liquid market” exists within the meaning of MI 61-101 at the time of the delivery of such notice) under such Company Superior Proposal, (iii) a copy of any proposed agreement relating to such Company Superior Proposal, and (iv) copies of any material financing documents provided to Sandstorm in connection therewith (with customary redactions);

○	at least five business days (the “Matching Period”) has elapsed from the date that Royal Gold received the foregoing notice from Sandstorm;

○	during the Matching Period, Royal Gold has had the opportunity (but not the obligation) to propose amendments to the terms of the Arrangement in accordance with the Arrangement Agreement;

○

after the Matching Period, the Board (after consultation with Sandstorm’s legal and financial advisors) has determined in good faith that such Company Acquisition Proposal continues to constitute a Company Superior Proposal compared to any proposed amendments to the terms of the Arrangement by Royal Gold and has (i) provided Royal Gold with material details of the basis on which such determination was made and (ii) determined in good faith that failure to take such action would be inconsistent with the fiduciary duties of the Board under applicable Law; and

○

prior to or concurrently with entering into the proposed agreement with respect to such Company Superior Proposal, Sandstorm has terminated the Arrangement Agreement and paid to Royal Gold the Company Termination Payment described below under “Termination of the Arrangement Agreement – Termination Payments”; and

•	in the case of Royal Gold:

○	such Purchaser Acquisition Proposal did not result from a breach of Royal Gold’s non-solicitation obligations described under “– Non-Solicitation” above in any material respect;

○

at least three business days prior to the Purchaser Board making a Change in Recommendation and/or Royal Gold entering into a proposed agreement with respect to such Purchaser Superior Proposal, Royal Gold has provided Sandstorm with a notice in writing, which notice contains (i) a statement as to the intention of the Purchaser Board to determine such Purchaser Acquisition Proposal constitutes a

MANAGEMENT INFORMATION CIRCULAR

Purchaser Superior Proposal, (ii) the value in financial terms that the Purchaser Board has determined should be ascribed to any non-cash consideration offered (other than securities consideration for which a “liquid market” exists within the meaning of MI 61-101 at the time of the delivery of such notice) under such Purchaser Superior Proposal, (iii) a copy of any proposed agreement relating to such Purchaser Superior Proposal, and (iv) copies of any material financing documents provided to Royal Gold in connection therewith (with customary redactions); and

○

prior to or concurrently with entering into the proposed agreement with respect to such Purchaser Superior Proposal, Royal Gold has terminated the Arrangement Agreement and paid to Sandstorm the Purchaser Termination Payment described below under “Termination of the Arrangement Agreement –Termination Payments”.

Sandstorm has agreed that, during the Matching Period, (i) Royal Gold will have the opportunity, but not the obligation, to propose amendments to the terms of the Arrangement, (ii) Sandstorm will negotiate in good faith with Royal Gold to enable Royal Gold to make such amendments to the terms of the Arrangement as would enable Royal Gold to proceed with the Arrangement and any related transactions on such amended terms, and (iii) the Board will review any proposal by Royal Gold to amend the terms of the Arrangement in order to determine in good faith whether such proposal would result in the Company Acquisition Proposal previously constituting a Company Superior Proposal ceasing to constitute a Company Superior Proposal compared to the proposed amendments to the terms of the Arrangement. If the Board determines that the Company Acquisition Proposal would cease to constitute a Company Superior Proposal as compared to the proposed amendments to the terms of the Arrangement, Sandstorm and Royal Gold have agreed they will promptly amend the Arrangement Agreement and the Plan of Arrangement to reflect such proposed amendments. If the Meeting is scheduled to occur during a Matching Period, Sandstorm may, and upon Royal Gold’s written request, Sandstorm has agreed to, adjourn or postpone the Meeting to (x) a date specified by Royal Gold in writing that is not later than six business days after the date on which the Meeting was originally scheduled to be held or (y) if Royal Gold does not specify such date, to the sixth business day after the date on which the Meeting was originally scheduled to be held. In the case of Sandstorm, each successive amendment or modification of any Company Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof, will constitute a new Company Acquisition Proposal.

Sandstorm and Royal Gold have each agreed to promptly reaffirm the recommendation of its board of directors in favour of the Arrangement Resolution or Purchaser Stock Issuance, as applicable, by press release after (i) any Acquisition Proposal which such Party’s board of directors determines not to constitute a Superior Proposal is publicly announced, or (ii) in the case of Sandstorm, the Board determines that a proposed amendment to the terms of the Arrangement pursuant to the terms of the immediately preceding paragraph would result in any Company Acquisition Proposal which has been publicly announced no longer constituting a Company Superior Proposal.

Nothing contained in the Arrangement Agreement will prohibit either Party’s board of directors from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal if: (i) in the good faith judgment of the board of directors, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with the fiduciary duties of the board of directors under applicable Law, (ii) the Party provides each of the other Party and its legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure, including but not limited to the directors’ circular or otherwise, and (iii) the Party considers all proposed amendments to such disclosure as requested by other Party and its legal counsel, acting reasonably. Nothing in the Arrangement Agreement will prevent a Party’s board of directors from (x) calling and holding a meeting of the Party’s shareholders or stockholders, as applicable, duly requisitioned by the shareholders or stockholders in accordance with the BCBCA or DGCL, as applicable, or (y) calling and holding a meeting of the Party’s shareholders or stockholders, as applicable, ordered to be held by a court of competent jurisdiction in accordance with Law.

MANAGEMENT INFORMATION CIRCULAR

Sandstorm and Royal Gold have agreed that neither will become a party to any contract with any Person subsequent to the date of the Arrangement Agreement that limits or prohibits such Party from (i) providing or making available to the other Party and its affiliates and Representatives any information provided or made available to such Person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described under “– Superior Proposals and Royal Gold Right to Match”, or (ii) providing the other Party and its affiliates and Representatives with any other information required to be given to it by such Party under the provisions described under “– Superior Proposals and Royal Gold Right to Match”.

Conditions to Completion of the Arrangement

Set forth below are conditions to the closing of the Arrangement. The conditions precedent set forth below must be conclusively deemed to have been satisfied at the Effective Time.

As further discussed in the Circular under the heading “Risk Factors”, Royal Gold cannot be certain when, or if, the conditions to the Arrangement will be satisfied or waived, or that the Arrangement will be completed.

Mutual Conditions Precedent

The obligations of Royal Gold, AcquireCo and Sandstorm to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived, in whole or in part, with the mutual consent of Royal Gold, AcquireCo and Sandstorm:

•	the Arrangement Resolution having been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order;

•

the Interim Order and the Final Order each having been obtained on terms consistent with the Arrangement Agreement, and having not been set aside or modified in a manner unacceptable to either Royal Gold or Sandstorm, each acting reasonably, on appeal or otherwise;

•	approval of the Purchaser Stock Issuance having been obtained in accordance with Nasdaq rules and applicable Law at the Purchaser Meeting;

•	all of the Key Regulatory Approvals having been obtained and remaining in full force and effect;

•	no Law being in effect making the consummation of the Arrangement illegal or otherwise prohibiting or enjoining Royal Gold or Sandstorm from consummating the Arrangement;

•

the distribution of the Consideration Shares being exempt from the prospectus and registration requirements of applicable Canadian Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Canadian Securities Laws and the Consideration Shares not being subject to resale restrictions under applicable Canadian Securities Laws;

•

the Purchaser Shares to be issued pursuant to or in connection with the Arrangement, including the Purchaser Shares to be issued upon exercise of the Company Options to be assumed by Royal Gold, having been approved for listing on Nasdaq (subject only to official notice of issuance); and

•	the Arrangement Agreement not having been terminated in accordance with its terms.

MANAGEMENT INFORMATION CIRCULAR

Additional Conditions Precedent to the Obligations of Royal Gold and AcquireCo

The obligations of Royal Gold and AcquireCo to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Royal Gold and AcquireCo and may be waived by Royal Gold and AcquireCo, in whole or in part, at any time):

•

all covenants of Sandstorm under the Arrangement Agreement to be performed on or before the Effective Time having been duly performed by Sandstorm in all material respects, and Royal Gold and AcquireCo having received a certificate of Sandstorm addressed to Royal Gold and AcquireCo dated the Effective Date, signed on behalf of Sandstorm by a senior executive officer of Sandstorm (on Sandstorm’s behalf and without personal liability), confirming the same as of the Effective Date;

•

(i) the representations and warranties of Sandstorm set forth in the Arrangement Agreement (other than as contemplated in clauses (ii) and (iii) below) being true and correct in all respects, without regard to any materiality or Company Material Adverse Effect qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of Sandstorm regarding organization and qualification, authority relative to the Arrangement Agreement, the absence of conflicts with or breaches of the constating documents of Sandstorm and its Subsidiaries, and the absence of a Company Material Adverse Effect being true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date); and (iii) the representations and warranties of Sandstorm regarding its Subsidiaries, Sandstorm’s capitalization, and brokers being true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), and Royal Gold and AcquireCo will have received a certificate of Sandstorm addressed to Royal Gold and AcquireCo and dated the Effective Date, signed on behalf of Sandstorm by a senior executive officer of Sandstorm (on Sandstorm’s behalf and without personal liability), confirming the same;

•

the Horizon Arrangement Agreement having been entered into and remaining in full force and effect (unless Horizon has terminated the Horizon Arrangement Agreement following a qualifying breach of a representation or warranty by Royal Gold or qualifying failure by Royal Gold to perform a covenant or agreement under the Horizon Arrangement Agreement);

•	Sandstorm having complied with its obligations under the Horizon Support Agreement in all material respects;

•

the conditions precedent to the obligations of Royal Gold set forth in the Horizon Arrangement Agreement (other than the conditions relating to the entry into and effectiveness of the Arrangement Agreement and the satisfaction of the conditions precedent set forth in the Arrangement Agreement) having been satisfied or waived by Royal Gold and AcquireCo as of the Effective Time, provided that the failure of any of the foregoing conditions to be satisfied or waived is not due to Royal Gold having breached any of its representations, warranties, covenants or obligations under the Arrangement Agreement and provided further that the Horizon Arrangement Agreement has not been terminated by Horizon following a qualifying breach of a representation or warranty by Royal Gold or qualifying failure by Royal Gold to perform a covenant or agreement under the Horizon Arrangement Agreement;

MANAGEMENT INFORMATION CIRCULAR

•

certain notices set out in the Company Disclosure Letter having been delivered to the extent required by the terms of the Company Royalty and Stream Agreements and in accordance with the terms thereof;

•

provided that Royal Gold has complied with its obligations under the Arrangement Agreement, there being no pending or threatened order or proceeding by any Governmental Entity or any other person that is reasonably likely to result in any:

○

prohibition or restriction on the acquisition by Royal Gold of any Company Shares or the completion of the Arrangement or any person obtaining from any of the parties any material damages directly in connection with the Arrangement;

○	prohibition or material limit on the ownership by Royal Gold of Sandstorm or any material portion of its businesses; or

○

imposition of limitations on the ability of Royal Gold to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote such Company Shares;

•	between the date of the Arrangement Agreement and the Effective Time, there having not occurred a Company Material Adverse Effect that is continuing as of the Effective Time; and

•	Dissent Rights having not been exercised (or, if exercised, not withdrawn) with respect to more than 5% of the issued and outstanding Company Shares.

Additional Conditions Precedent to the Obligations of Sandstorm

The obligation of Sandstorm to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Sandstorm and may be waived by Sandstorm, in whole or in part, at any time):

•

all covenants of Royal Gold and AcquireCo under the Arrangement Agreement to be performed on or before the Effective Time having been duly performed by Royal Gold and AcquireCo, as applicable, in all material respects and Sandstorm having received (i) a certificate of Royal Gold, addressed to Sandstorm and dated the Effective Date, signed on behalf of Royal Gold by a senior executive officer (on Royal Gold’s behalf and without personal liability), confirming the same with respect to Royal Gold as of the Effective Date, and (ii) a certificate of AcquireCo, addressed to Sandstorm and dated the Effective Date, signed on behalf of AcquireCo by a senior executive officer (on AcquireCo’s behalf and without personal liability), confirming the same with respect to AcquireCo as of the Effective Date;

•

the representations and warranties of Royal Gold and AcquireCo set forth in the Arrangement Agreement (other than as contemplated in clauses (ii) and (iii) below) being true and correct in all respects, without regard to any materiality or Purchaser Material Adverse Effect qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect; (ii) the representations and warranties of Royal Gold regarding organization and qualification, authority relative to the Arrangement Agreement, the absence of conflicts with or breaches of the constating documents of Royal Gold and its Subsidiaries, and the absence of a Purchaser Material Adverse Effect being true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as

MANAGEMENT INFORMATION CIRCULAR

though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date); and (iii) the representations and warranties of Royal Gold and AcquireCo regarding Royal Gold’s ownership of all of the outstanding equity interests in AcquireCo, Royal Gold’s capitalization, and brokers being true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), and Sandstorm having received (x) a certificate of Royal Gold addressed to Sandstorm and dated the Effective Date, signed on behalf of Royal Gold by a senior executive officer of Royal Gold (on Royal Gold’s behalf and without personal liability), confirming the same with respect to Royal Gold and (y) a certificate of AcquireCo addressed to Sandstorm and dated the Effective Date, signed on behalf of AcquireCo by a senior executive officer of AcquireCo (on AcquireCo’s behalf and without personal liability), confirming the same with respect to AcquireCo;

•

the notifications, waivers, amendments, consents, permits, approvals, releases, licenses or authorizations under or pursuant to certain Royal Gold material contracts as set out in the Purchaser Disclosure Letter having been obtained on terms which are satisfactory to Sandstorm, acting reasonably;

•

Royal Gold having complied with its obligations relating to delivery of the Consideration in escrow to the Depositary, and the Depositary having confirmed to Sandstorm its receipt in escrow of such Purchaser Shares; and

•	between the date of the Arrangement Agreement and the Effective Time, there having not occurred a Purchaser Material Adverse Effect that is continuing as of the Effective Time.

Termination of the Arrangement Agreement

Right to Terminate

The Arrangement Agreement may be terminated at any time prior to the Effective Time (i) by mutual written agreement of Sandstorm, Royal Gold and AcquireCo, or (ii) by either Royal Gold or Sandstorm if:

•

Occurrence of Outside Date: the Effective Time has not occurred on or before the Outside Date; provided that such right to terminate the Arrangement Agreement will not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date; or

•

Illegality: after the date of the Arrangement Agreement, there has been enacted, made or enforced any applicable Law (or any applicable Law will have been amended) that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Sandstorm or Royal Gold from consummating the Arrangement, and such applicable Law, prohibition or enjoinment has become final and non-appealable; or

•

Failure to Obtain Company Shareholder Approval: the Company Shareholder Approval is not obtained at the Meeting (or any adjournment or postponement thereof) in accordance with the Interim Order, except that such right to terminate the Arrangement Agreement will not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under the Arrangement Agreement has been the cause of, or resulted in, the failure to receive the Company Shareholder Approval; or

MANAGEMENT INFORMATION CIRCULAR

•

Failure to Obtain Purchaser Stockholder Approval: the Purchaser Stockholder Approval is not obtained at the Purchaser Meeting (or any adjournment or postponement thereof) in accordance with applicable Law, except that such right to terminate the Arrangement Agreement will not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under the Arrangement Agreement has been the cause of, or resulted in, the failure to receive the Purchaser Stockholder Approval.

Royal Gold may terminate the Arrangement Agreement at any time prior to the Effective Time if:

•

Breach of Representation or Warranty or Failure to Perform Covenants by Sandstorm: subject to compliance with the notice and cure period described below under “Notice and Cure”, (i) a breach of any representation or warranty, or (ii) failure to perform any covenant or agreement on the part of Sandstorm set forth in the Arrangement Agreement (other than Sandstorm’s non-solicitation obligations described under “– Non-Solicitation of Alternative Transactions and Change in Recommendation – Non-Solicitation”), in each case, has occurred that would cause the conditions described above under “Conditions to Completion of the Arrangement – Mutual Conditions Precedent” or “Conditions to Completion of the Arrangement – Additional Conditions Precedent to the Obligations of Royal Gold” not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date; provided that Royal Gold is not then in breach of the Arrangement Agreement so as to cause any condition described above under “Conditions to Completion of the Arrangement – Mutual Conditions Precedent” or “Conditions to Completion of the Arrangement – Additional Conditions Precedent to the Obligations of Sandstorm” not to be satisfied;

•

Change in Recommendation by Sandstorm or Material Breach of Sandstorm Non-Solicitation Obligations: there has been a Change in Recommendation by Sandstorm or Sandstorm has breached its non-solicitation obligations described under “– Non-Solicitation of Alternative Transactions and Change in Recommendation – Non-Solicitation” in any material respect;

•

Termination of Horizon Arrangement Agreement: the Horizon Arrangement Agreement has been terminated in accordance with its terms, provided that such right to terminate the Arrangement Agreement will not be available to Royal Gold if the Horizon Arrangement Agreement has been terminated by Horizon following a qualifying breach of a representation or warranty by Royal Gold or qualifying failure by Royal Gold to perform a covenant or agreement under the Horizon Arrangement Agreement that gives Horizon the right to terminate the Horizon Arrangement Agreement;

•	Material Breach of Horizon Support Agreement: Sandstorm has failed to comply with its obligations under the Horizon Support Agreement in any material respect; or

•

Purchaser Superior Proposal: prior to the approval of Purchaser Stock Issuance at the Purchaser Meeting, Royal Gold wishes to enter into a proposed agreement with respect to a Purchaser Superior Proposal (other than an acceptable confidentiality agreement permitted by the Arrangement Agreement), provided that Royal Gold is then in compliance with its non-solicitation obligations described under “– Non-Solicitation of Alternative Transactions and Change in Recommendation – Non-Solicitation” in all material respects and that, prior to or concurrently with such termination, Royal Gold pays the Purchaser Termination Payment described below under “Termination Payments”.

Sandstorm may terminate the Arrangement Agreement at any time prior to the Effective Time if:

•

Breach of Representation or Warranty or Failure to Perform Covenants by Royal Gold: subject to compliance with the notice and cure described below under “Notice and Cure”, (i) a breach of any representation or warranty, or (ii) failure to perform any covenant or agreement on the part of Royal Gold set forth in the Arrangement

MANAGEMENT INFORMATION CIRCULAR

Agreement (other than Royal Gold’s non-solicitation obligations described under “– Non-Solicitation of Alternative Transactions and Change in Recommendation – Non-Solicitation”), in each case, has occurred that would cause the conditions described above under “Conditions to Completion of the Arrangement – Mutual Conditions Precedent” or “Conditions to Completion of the Arrangement – Additional Conditions Precedent to the Obligations of Sandstorm” not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date; provided that Sandstorm is not then in breach of the Arrangement Agreement so as to cause any condition described above under “Conditions to Completion of the Arrangement – Mutual Conditions Precedent” or “Conditions to Completion of the Arrangement – Additional Conditions Precedent to the Obligations of Royal Gold” not to be satisfied;

•

Change in Recommendation by Royal Gold or Material Breach of Royal Gold Non-Solicitation Obligations: there has been a Change in Recommendation by Royal Gold or Royal Gold has breached its non-solicitation obligations described under “– Non-Solicitation of Alternative Transactions and Change in Recommendation – Non-Solicitation” in any material respect; or

•

Company Superior Proposal: prior to the approval of the Arrangement Resolution, Sandstorm wishes to enter into a proposed agreement with respect to a Company Superior Proposal (other than an acceptable confidentiality agreement permitted under the Arrangement Agreement); provided that Sandstorm is then in compliance with its non-solicitation obligations described under “– Non-Solicitation of Alternative Transactions and Change in Recommendation – Non-Solicitation” in all material respects and that, prior to or concurrently with such termination, Sandstorm pays the Company Termination Payment described below under “Termination Payments”.

A Party desiring to terminate the Arrangement Agreement, other than by mutual written consent of the Parties, must give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Notice and Cure

Each Party will give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date of the Arrangement Agreement until the earlier to occur of the termination of the Arrangement Agreement in accordance with its terms and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:

•

cause any of the representations or warranties of such Party contained in the Arrangement Agreement to be untrue or inaccurate in any material respect from the date of the Arrangement Agreement to the Effective Time; or

•	result in the failure to comply with or satisfy any agreement, covenant or condition to be complied with or satisfied by such Party under the Arrangement Agreement prior to the Effective Time.

The delivery of any such notice will not limit or otherwise affect the representations, warranties, covenants and agreements of the Parties (or remedies available to the Party receiving that notice) or the conditions to the obligations of the Parties under the Arrangement Agreement.

No Party may elect to terminate the Arrangement Agreement as the result of a breach of the circumstances described under “– Right to Terminate – Breach of Representation or Warranty or Failure to Perform Covenants by Sandstorm” or “– Right to Terminate – Breach of Representation or Warranty or Failure to Perform Covenants by Royal Gold”, and no payments are payable as a result of any such termination, unless, prior to the Effective Date, the Party seeking to terminate the Arrangement Agreement has delivered a written notice to the other Parties indicating its intention to terminate the Arrangement Agreement specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for termination. After delivering such notice, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may

MANAGEMENT INFORMATION CIRCULAR

terminate the Arrangement Agreement until the earlier of the Outside Date and the expiration of a period of 15 business days from the date of such notice. If such notice is delivered prior to the date of the Meeting or the Purchaser Meeting, as the case may be, Sandstorm (in the case of the Meeting) or Royal Gold (in the case of the Purchaser Meeting) may postpone or adjourn such meeting to the earlier of a date that is five business days prior to the Outside Date and the date that is 15 business days following the delivery of such notice.

Termination Payments

Sandstorm has agreed to make the Company Termination Payment to Royal Gold as liquidated damages in consideration for the disposition of Royal Gold’s rights under the Arrangement Agreement in the event that the Arrangement Agreement is terminated by:

•

Royal Gold pursuant to the termination right described under “– Right to Terminate – Change in Recommendation by Sandstorm or Material Breach of Sandstorm Non-Solicitation Obligations” or “– Right to Terminate – Material Breach of Horizon Support Agreement”;

•	Sandstorm pursuant to the termination right described under “– Right to Terminate – Company Superior Proposal”;

•

either Sandstorm or Royal Gold pursuant to the termination right described under “– Right to Terminate – Failure to Obtain Company Shareholder Approval” following a Change in Recommendation by Sandstorm (but not including any such termination by either Sandstorm or Royal Gold in circumstances where the Change in Recommendation by Sandstorm resulted from an occurrence of a Purchaser Material Adverse Effect); or

•

either Royal Gold or Sandstorm pursuant to the termination right described under “– Right to Terminate – Failure to Obtain Company Shareholder Approval”, or by Royal Gold pursuant to the termination right described under “– Right to Terminate – Breach of Representation or Warranty or Failure to Perform Covenants by Sandstorm”, in each case, if (for purposes of the following provisions, substituting 50% for any reference to 20% set forth in the definition of Company Acquisition Proposal):

○

prior to such termination, a bona fide Company Acquisition Proposal has been made and publicly announced by any Person making the Company Acquisition Proposal (other than Royal Gold or its affiliates) after the date of the Arrangement Agreement and prior to the Meeting;

○	such Company Acquisition Proposal has not expired or been withdrawn at least five business days prior to the Meeting; and

○	either:

◾

Sandstorm or one or more of its Subsidiaries enters into a definitive agreement in respect of any Company Acquisition Proposal other than an acceptable confidentiality agreement permitted by the Arrangement Agreement (whether or not such Company Acquisition Proposal is the same Company Acquisition Proposal referred to above) within 12 months following the date of such termination and such Company Acquisition Proposal is subsequently consummated (whether or not within such 12-month period); or

◾

any Company Acquisition Proposal (whether or not such Company Acquisition Proposal is the same Company Acquisition Proposal referred to above) is consummated within 12 months following the date of such termination.

MANAGEMENT INFORMATION CIRCULAR

Royal Gold has agreed to make the Purchaser Termination Payment to Sandstorm as liquidated damages in consideration for the disposition of Sandstorm’s rights under the Arrangement Agreement in the event that the Arrangement Agreement is terminated by:

•	Sandstorm pursuant to the termination right described under “– Right to Terminate – Change in Recommendation by Royal Gold or Material Breach of Royal Gold Non-Solicitation Obligations”;

•	Royal Gold pursuant to the termination right described under “– Right to Terminate – Purchaser Superior Proposal”;

•

either Sandstorm or Royal Gold pursuant to the termination right described under “– Right to Terminate – Failure to Obtain Purchaser Stockholder Approval” following a Change in Recommendation by Royal Gold (but not including any such termination by either Royal Gold or Sandstorm in circumstances where the Change in Recommendation by Royal Gold resulted from an occurrence of a Company Material Adverse Effect); or

•

either Sandstorm or Royal Gold pursuant to the termination right described under “– Right to Terminate – Failure to Obtain Purchaser Stockholder Approval”, or by Sandstorm pursuant to the termination right described under “– Right to Terminate – Breach of Representation or Warranty or Failure to Perform Covenants by Royal Gold”, in each case, if (for purposes of the following provisions, substituting 50% for any reference to 20% set forth in the definition of Purchaser Acquisition Proposal):

o

prior to such termination, a bona fide Purchaser Acquisition Proposal has been made and publicly announced by any person making the Purchaser Acquisition Proposal (other than Sandstorm, Horizon or their respective affiliates) after the date of the Arrangement Agreement and prior to the Purchaser Meeting;

o	such Purchaser Acquisition Proposal has not expired or been withdrawn at least five business days prior to the Purchaser Meeting; and

o	either:

◾

Royal Gold or one or more of its Subsidiaries enters into a definitive agreement in respect of any Purchaser Acquisition Proposal other than an acceptable confidentiality agreement permitted by the Arrangement Agreement (whether or not such Purchaser Acquisition Proposal is the same Purchaser Acquisition Proposal referred to above) within 12 months following the date of such termination and such Purchaser Acquisition Proposal is subsequently consummated (whether or not within such 12-month period); or

◾

any Purchaser Acquisition Proposal (whether or not such Purchaser Acquisition Proposal is the same Purchaser Acquisition Proposal referred to above) is consummated within 12 months following the date of such termination.

In the event that either Royal Gold or Sandstorm terminates the Arrangement Agreement pursuant to the termination right described under “– Right to Terminate – Failure to Obtain Company Shareholder Approval”, and no Change in Recommendation by Sandstorm has occurred (provided the Purchaser Meeting has been held and the Purchaser Stockholder Approval has been obtained), Sandstorm will reimburse Royal Gold in respect of the reasonable and documented expenses of Royal Gold’s third party Representatives incurred in respect of the Arrangement and the Arrangement Agreement up to a maximum amount of $5 million. Likewise, in the event that either Sandstorm or Royal Gold terminates the Arrangement Agreement pursuant to the termination right described under “– Right to Terminate – Failure to Obtain Purchaser Stockholder Approval”, and no Change in Recommendation by Royal Gold has occurred (provided the

MANAGEMENT INFORMATION CIRCULAR

Meeting has been held and the Company Shareholder Approval has been obtained), Royal Gold will reimburse Sandstorm in respect of the reasonable and documented expenses of Sandstorm’s third party Representatives incurred in respect of the Arrangement and the Arrangement Agreement up to a maximum amount of $5 million.

Expenses

Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred by a Party in connection with the Arrangement Agreement and the Plan of Arrangement will be paid by the Party incurring such fees, costs and expenses, whether or not the Arrangement is consummated.

Amendments and Waivers

Subject to the provisions of the Interim Order and Final Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may be amended by mutual written agreement of the Parties any time before or after the holding of the Meeting but not after the Effective Time, without further notice to or authorization on the part of the Shareholders. Any such amendment may, without limitation: (i) change the time for performance of any of the obligations or acts of the Parties; (ii) waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement; (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; or (iv) waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement. No waiver of the provisions of the Arrangement Agreement will be binding unless executed in writing by the Party or Parties to be bound by the waiver. A Party’s failure or delay in exercising any right or remedy under the Arrangement Agreement will not operate as a waiver of such right or remedy.

In addition, pursuant to the Plan of Arrangement:

(a)

Royal Gold and Sandstorm reserve the right to amend, modify or supplement the Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) agreed to in writing by AcquireCo, Sandstorm and Royal Gold, (ii) filed with the Court and, if made following the Meeting, approved by the Court, and (iii) communicated to Shareholders and the holders of Company Incentive Awards if and as required by the Court.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to the Plan of Arrangement may be proposed by Royal Gold and Sandstorm at any time prior to the Meeting (provided, however, that Royal Gold and Sandstorm shall have consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to the Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if: (i) it is consented to in writing by each of AcquireCo, Sandstorm and Royal Gold (each acting reasonably); and (ii) if required by the Court, it is consented to by the Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to the Plan of Arrangement may be made by Sandstorm and Royal Gold without the approval of or communication to the Court or the Shareholders, provided that it concerns a matter which, in the reasonable opinion of Sandstorm and Royal Gold, is of an administrative or ministerial nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of any of the Shareholders or holders of Company Incentive Awards.

MANAGEMENT INFORMATION CIRCULAR

(e)	The Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Governing Law

The Arrangement Agreement is governed by, including as to validity, interpretation and effect, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Injunctive Relief

Prior to the termination of the Arrangement Agreement in accordance with its terms, a non-breaching Party will be entitled to equitable relief, including injunctive relief and specific performance, in order to prevent breaches or threatened breaches of the Arrangement Agreement and to enforce specifically the terms and provisions of the Arrangement Agreement, in addition to any other remedy available to the Parties at law or equity for breaches of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR

Risk Factors

In evaluating the Arrangement, Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Sandstorm, may also adversely affect the trading price of the Company Shares, the Purchaser Shares and/or the business of Sandstorm, Royal Gold and/or the Combined Company following completion of the Arrangement and the Horizon Arrangement. In addition to the risk factors relating to the Arrangement set out below, Shareholders should also carefully consider the risk factors associated with the businesses of Sandstorm and Royal Gold under Appendix H “Information Concerning Sandstorm”, Appendix I “Information Concerning Royal Gold” and Appendix J “Information Concerning the Combined Company” in this Circular and in the documents incorporated by reference herein, including the Company AIF, the Company Annual MD&A, the Company Interim MD&A and the Purchaser Annual Report. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

Risks Relating to the Arrangement

The completion of the Arrangement is subject to conditions precedent

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of Sandstorm’s or Royal Gold’s control, including receipt of the Final Order, receipt of the Company Shareholder Approval, receipt of the Purchaser Stockholder Approval, receipt of the Key Regulatory Approvals, approval of Nasdaq of the listing of the Purchaser Shares to be issued pursuant to or in connection with the Arrangement. Sandstorm and Royal Gold have not yet obtained the ICA Approval, which is required to complete the Arrangement. The regulatory process may take a lengthy period to complete which could delay completion of the Arrangement.

In addition, the completion of the Arrangement is conditional on, among other things, no Company Material Adverse Effect or Purchaser Material Adverse Effect having occurred and is continuing as of the Effective Time and, subject to the terms of the Arrangement Agreement, the Horizon Arrangement Agreement remaining in full force and effect and certain conditions to the completion of the Horizon Arrangement having been satisfied or waived by Royal Gold (including, among others, receipt of the requisite approval by the securityholders of Horizon of the special resolution approving the Horizon Arrangement, the approval of the Court and the receipt of certain regulatory approvals, including the requisite approval under the Canadian Competition Act).

There can be no certainty, nor can Sandstorm or Royal Gold provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or as to the timing of the satisfaction and waiver of such conditions precedent and, accordingly, the Arrangement may not be completed. If the Arrangement is not completed or its completion is materially delayed, and/or the Arrangement Agreement is terminated, the market price of Company Shares may be adversely affected. In such events, Sandstorm’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Sandstorm would remain liable for costs relating to the Arrangement.

The Purchaser Shares issued in connection with the Arrangement may have a market value different than expected

Each Shareholder will receive Purchaser Shares as the Consideration based on the Exchange Ratio. Because the Exchange Ratio and therefore the number of Purchaser Shares received as part of Consideration will not be adjusted to reflect any changes in the market value of Purchaser Shares or Company Shares, the market values of the Purchaser Shares and the Company Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of Purchaser Shares declines, the value of the Consideration received by Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Royal Gold, market assessments of the likelihood that the Arrangement will be consummated, regulatory considerations, general

MANAGEMENT INFORMATION CIRCULAR

market and economic conditions, changes in the prices of metals and other factors, including those factors over which neither Sandstorm nor Royal Gold has control. As a result of such variations, historical market prices are not indicative of future market prices or the market value of the Purchaser Shares that Shareholders may receive on the Effective Date. There can be no assurance that the market value of the Consideration that Shareholders receive on the Effective Date will equal or exceed the market value of the Company Shares held by such Shareholders after the date hereof and prior to the Effective Date. There can also be no assurance that the trading price of the Purchaser Shares will not decline following the completion of the Arrangement.

The market price of the Company Shares and Purchaser Shares may be materially adversely affected in certain circumstances

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Company Shares may be materially adversely affected and decline to the extent that the current market price of the Company Shares reflects a market assumption that the Arrangement will be completed. Depending on the reasons for terminating the Arrangement Agreement, Sandstorm’s business, financial condition or results of operations could also be subject to various material adverse consequences, including as a result of paying the Company Termination Payment or an Expense Reimbursement, as applicable in connection to the Arrangement.

The issuance of a significant number of Purchaser Shares and a resulting “market overhang” could adversely affect the market price of the Purchaser Shares after completion of the Arrangement

On completion of the Arrangement, a significant number of additional Purchaser Shares will be issued and available in the public market. The increase in the number of Purchaser Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Purchaser Shares.

The completion of the Arrangement is uncertain and Sandstorm will incur costs and may have to pay the Company Termination Payment or the Expense Reimbursement under certain circumstances

If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of Sandstorm’s resources to the completion thereof could have a negative impact on Sandstorm’s relationships with its stakeholders and could have a material adverse effect on the current and future operations, financial condition and prospects of Sandstorm.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Sandstorm and Royal Gold even if the Arrangement is not completed. Sandstorm and Royal Gold are each liable for their own costs incurred in connection with the Arrangement, subject to the Expense Reimbursement payable by the other Party in certain circumstances. If the Arrangement is not completed, Sandstorm may be required to pay Royal Gold the Company Termination Payment or an Expense Reimbursement in certain circumstances. The payment of such fee may have an adverse effect on Sandstorm’s financial position. See “The Arrangement Agreement – Termination of Arrangement Agreement” in this Circular.

Sandstorm is restricted from taking certain actions while the Arrangement is pending

Sandstorm is also subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which, Sandstorm is restricted from soliciting, initiating or knowingly encouraging any Company Acquisition Proposal, among other things. The Arrangement Agreement also restricts Sandstorm from taking specified actions without the consent of Royal Gold until the Arrangement is completed. These restrictions may prevent Sandstorm from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of Sandstorm’s resources to the completion thereof, and the restrictions that were imposed on Sandstorm, may have an adverse effect on the future operations, financial condition and prospects of Sandstorm as a standalone entity.

MANAGEMENT INFORMATION CIRCULAR

The Company Termination Payment provided under the Arrangement Agreement may discourage other parties from attempting to acquire Sandstorm

Under the Arrangement Agreement, Sandstorm would be required to pay a Company Termination Payment of $130 million if the Arrangement Agreement is terminated in certain circumstances. This Company Termination Payment may discourage other parties from attempting to acquire Company Shares or otherwise making a Company Acquisition Proposal to Sandstorm, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by Royal Gold under the Arrangement. In addition, the payment of such fee may have an adverse effect on Sandstorm’s financial position.

The Arrangement may divert the attention of Sandstorm’s Management

The Arrangement could cause the attention of Sandstorm’s management to be diverted from the day-to-day operations of Sandstorm. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the business, operating results or prospects of Sandstorm if the Arrangement is not completed, and on Royal Gold following the Effective Date.

The Arrangement Agreement may be terminated in certain circumstances

Each of Royal Gold and Sandstorm has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can Sandstorm provide any assurance, that the Arrangement will not be terminated by Royal Gold or Sandstorm prior to the completion of the Arrangement. In addition, if the Arrangement is not completed by the Outside Date, Royal Gold or Sandstorm may terminate the Arrangement Agreement. The Arrangement Agreement also contemplates the Company Termination Payment or an Expense Reimbursement payable by Sandstorm if the Arrangement Agreement is terminated in certain circumstances. Additionally, any termination will result in the failure to realize the expected benefits of the Arrangement in respect of the operations and business of Sandstorm. Failure to complete the Arrangement could negatively impact the trading price of the Company Shares or otherwise adversely affect Sandstorm’s business.

If the Arrangement Agreement is terminated, the trading price of the Company Shares may be materially adversely affected and decline and there is no assurance that the Board will be able to find a party willing to pay an equivalent or greater price than the Consideration to be paid pursuant to the terms of the Arrangement Agreement.

The conditions set forth in the Horizon Arrangement Agreement may not be satisfied or waived by Royal Gold

Subject to the terms of the Arrangement Agreement, the completion of the Arrangement is conditional on the Horizon Arrangement Agreement remaining in full force and effect and certain conditions to the completion of the Horizon Arrangement having been satisfied or waived by Royal Gold by the Outside Date. There is a risk that the Horizon Arrangement Agreement may be terminated prior to the completion of the Arrangement, or that the conditions set forth in the Horizon Arrangement Agreement that are required to be satisfied or waived by Royal Gold in order to complete the transactions contemplated by the Arrangement Agreement may not be satisfied or waived by Royal Gold. If this occurs, subject to the terms of the Arrangement Agreement, the Arrangement may not be completed, which could negatively impact the trading price of the Company Shares or otherwise adversely affect Sandstorm’s business. See “The Arrangement – Horizon Arrangement Agreement”.

Directors and officers of Sandstorm have interests in the Arrangement that may be different from those of Shareholders generally

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that certain members of Sandstorm’s senior management and the Board have certain interests in connection with the Arrangement that differ from, or are in addition to, those of Shareholders generally and may present them with actual or

MANAGEMENT INFORMATION CIRCULAR

potential conflicts of interest in connection with the Arrangement. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

The foregoing risks or other risks arising in connection with the failure of the Arrangement, including the diversion of management attention from conducting the business of Sandstorm, may have a material adverse effect on Sandstorm’s business operations, financial condition, financial results and share price.

The Board considered financial projections prepared by Sandstorm management in connection with the Arrangement, and actual performance may differ materially from these projections

The Board considered, among other things, certain projections, prepared by Sandstorm management, with respect to each of Royal Gold (the “Purchaser Projections”), Sandstorm (the “Company Projections”), Horizon (the “Horizon Projections”) and the Combined Company following the completion of the Arrangement and the Horizon Arrangement (together with the Purchaser Projections, the Company Projections and the Horizon Projections, the “Projections”). All such Projections are based on assumptions and information available at the time such Projections were prepared. Sandstorm does not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond Sandstorm’s, Royal Gold’s and Horizon’s control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, geological uncertainties, industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Sandstorm, Royal Gold and Horizon, including the factors described in this “Risk Factors” section and under “Forward-Looking Information”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the financial and other Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the references to the Projections in this Circular should not be regarded as an indication that Sandstorm, the Board, or any of its advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by Sandstorm management for internal use and to, among other things, assist Sandstorm in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information.

In addition, the Projections have not been updated or revised to reflect information or results after the date that such Projections were prepared by Sandstorm management or as of the date of this Circular. Except as required by applicable Securities Laws, Sandstorm does not intend to update or otherwise revise its financial and other forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

Royal Gold and Sandstorm may be the targets of legal claims, securities class action, derivative lawsuits and other claims

Royal Gold and Sandstorm may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Royal Gold or Sandstorm seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

MANAGEMENT INFORMATION CIRCULAR

The Consideration Shares to be received by Shareholders as a result of the Arrangement will have different rights from the Company Shares

Royal Gold is a Delaware corporation governed under the DGCL. Sandstorm is a company governed by the BCBCA. Upon completion of the Arrangement, Shareholders will become Purchaser Stockholders and their rights as stockholders will be governed by the DGCL and Royal Gold’s constating documents. Certain of the rights associated with Purchaser Shares under the DGCL and Royal Gold’s constating documents are different from the rights associated with Company Shares under the BCBCA. See Appendix M “Comparison of Rights of Shareholders and Purchaser Stockholders”.

Failure by Royal Gold and/or Sandstorm to comply with applicable Laws prior to the Arrangement could subject the Combined Company to penalties and other adverse consequences following completion of the Arrangement

Each of Royal Gold and Sandstorm is subject to the U.S. Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada). The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by Royal Gold or Sandstorm to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject the Combined Company to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement.

Royal Gold and Sandstorm are also subject to a wide variety of Laws relating to the environment, health and safety, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which it operates. A failure by either of Royal Gold or Sandstorm to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject the Combined Company to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by either of Royal Gold or Sandstorm prior to the Arrangement may not adequately prevent or detect possible violations of such applicable Laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement.

The exchange of Company Shares for the Consideration may be subject to Canadian or United States income taxes and may be a taxable transaction under the laws of other jurisdictions. Shareholders are advised to consult their tax advisors to determine the tax consequences of the Arrangement. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Consequences of the Arrangement”.

Risks Relating to the Combined Company

The failure to achieve the desired synergies and benefits of the Arrangement and/or the Horizon Arrangement could have a material adverse effect on the market price of the Combined Company common stock following completion of the Arrangement and the Horizon Arrangement

The Arrangement and the Horizon Arrangement have been agreed to with the expectation that their completion will result in an increase in sustained profitability, cost savings and enhanced growth opportunities for the Combined Company following completion of the Arrangement and the Horizon Arrangement. These anticipated benefits will depend in part on whether Sandstorm’s, Royal Gold’s and, if the Horizon Arrangement is completed, Horizon’s, operations can be integrated in an efficient and effective manner. The extent to which synergies are realized and the timing of such cannot be assured.

MANAGEMENT INFORMATION CIRCULAR

The Combined Company may be unable to successfully integrate the businesses and realize the anticipated benefits of the Arrangement and if completed, the Horizon Arrangement. The failure to successfully integrate the businesses of Sandstorm, Royal Gold and, if the Horizon Arrangement is completed, Horizon, could have a material adverse effect on the market price of Combined Company common stock following completion of the Arrangement and the Horizon Arrangement.

The integration requires the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each of Royal Gold, Sandstorm and, if the Horizon Arrangement is completed, Horizon. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement and if completed, the Horizon Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of Royal Gold, Sandstorm and, if the Horizon Arrangement is completed, Horizon, will present challenges to management, including the integration of systems and personnel of Royal Gold, Sandstorm and, if the Horizon Arrangement is completed, Horizon, which may be geographically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with operators or employees or to achieve the anticipated benefits of the Arrangement and if completed, the Horizon Arrangement. The performance of the Combined Company’s operations after completion of the Arrangement and the Horizon Arrangement could be adversely affected if the Combined Company cannot retain key employees to assist in the integration and operation of Royal Gold, Sandstorm and, if the Horizon Arrangement is completed, Horizon.

The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Sandstorm, Royal Gold and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that the Combined Company will be aware of any and all liabilities of Sandstorm, Horizon, the Arrangement or the Horizon Arrangement. As a result of these factors, it is possible that certain benefits expected from the Arrangement and if completed, the Horizon Arrangement, may not be realized. Any inability of management to successfully integrate the operations of Royal Gold, Sandstorm, and if the Horizon Arrangement is completed, Horizon, could have an adverse effect on the business, financial condition and results of operations of the Combined Company.

Unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company

The unaudited pro forma condensed combined financial statements included in this Circular are presented for illustrative purposes only to show the effect of the Arrangement, and should not be considered to be an indication of the financial condition or results of operations of the Combined Company following completion of the Arrangement and the Horizon Arrangement. For example, the pro forma condensed combined financial statements have been prepared using the consolidated historical financial statements of Sandstorm, Royal Gold and Horizon and do not represent a financial forecast or projection. In addition, the pro forma condensed combined financial statements included in this Circular is based in part on certain assumptions regarding the Arrangement and the Horizon Arrangement. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following completion of the Arrangement and the Horizon Arrangement. Accordingly, the historical and pro forma condensed combined financial statements included in this Circular do not necessarily represent Royal Gold’s results of operations and financial condition had Sandstorm, Royal Gold and Horizon operated as a combined entity during the periods presented, or of the Combined Company’s results of operations and financial condition following the Arrangement and the Horizon Arrangement.

In preparing the pro forma condensed combined financial statements contained in this Circular, Royal Gold has given effect to, among other items, the completion of the Arrangement and the completion of the Horizon Arrangement, the issuance of the Consideration Shares and the payment of the consideration pursuant to the Horizon Arrangement. The unaudited pro

MANAGEMENT INFORMATION CIRCULAR

forma condensed combined financial statements do not reflect all of the costs that are expected to be incurred by Royal Gold in connection with the Arrangement and the Horizon Arrangement. For example, the impact of any incremental costs incurred in integrating Royal Gold, Sandstorm and, if the Horizon Arrangement is completed, Horizon, is not reflected in the pro forma condensed combined financial statements. See also the notes to the unaudited pro forma condensed combined financial statements included in Appendix K “Unaudited Pro Forma Financial Information” attached to this Circular.

Significant demands will be placed on the Combined Company following completion of the Arrangement and the Horizon Arrangement and Sandstorm and Royal Gold cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement and the Horizon Arrangement

As a result of the pursuit and completion of the Arrangement and the Horizon Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Royal Gold, Sandstorm and Horizon. The Combined Company cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement and the Horizon Arrangement. The future operating results of the Combined Company will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Sandstorm and, if the Horizon Arrangement is completed, Horizon, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

The issuance and future sale of Purchaser Shares following completion of the Arrangement may adversely and materially affect holders of common stock of the Combined Company and the common stock of the Combined Company may be affected by factors different from those that historically have affected or that are currently affecting the market price of Company Shares and Purchaser Shares

Following the completion of the Arrangement, the Combined Company may issue equity securities to finance its activities, including in order to finance acquisitions. If the Combined Company were to issue additional equity securities, the ownership interest of Shareholders may be diluted and some or all of the Combined Company’s financial measures on a per share basis could be reduced. As the Combined Company’s intention to issue additional equity securities becomes publicly known, the Combined Company’s stock price may be materially adversely affected.

Further, former Shareholders may decide not to hold the Purchaser Shares that they receive in the Arrangement, and historic Purchaser Stockholders may decide to reduce their investment in the Combined Company as a result of the changes to the Combined Company’s investment profile as a result of the Arrangement and the Horizon Arrangement. These sales of the Combined Company’s common stock (or the perception that these sales may occur) could have the effect of depressing the market price of the Combined Company’s common stock. In addition, the Combined Company’s financial position after completion of the Arrangement and the Horizon Arrangement may differ from its financial position before the completion of the Arrangement and the Horizon Arrangement, and the results of the Combined Company’s operations and cash flows after the completion of the Arrangement and the Horizon Arrangement may be affected by factors different from those currently affecting its financial position or results of operations and cash flows, all of which could adversely affect the market price of the Combined Company’s common stock. Accordingly, the market price and performance of the Combined Company’s common stock are likely to be different from the performance of Purchaser Shares prior to the Arrangement and the Horizon Arrangement. Furthermore, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Combined Company’s common stock, regardless of the Combined Company’s actual operating performance.

It may not be possible for Shareholders to effect service of process within Canada

Royal Gold is incorporated outside of Canada and, following the Effective Time, most of its directors and officers and certain of its experts reside outside of Canada. Therefore, it may not be possible for Shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian Securities Laws against such persons. Moreover, it may not be possible for the Shareholders to effect service of process within Canada upon such persons.

MANAGEMENT INFORMATION CIRCULAR

The consummation of the Arrangement and the Horizon Arrangement may result in one or more ratings organizations taking actions which may adversely affect the Combined Company’s business, financial condition and operating results, as well as the market price of the Combined Company’s common stock

Rating organizations regularly analyze the financial performance and condition of companies and may re-evaluate the Combined Company’s credit ratings following the consummation of the Arrangement and the Horizon Arrangement. Factors that may impact the Combined Company’s credit ratings include debt levels, planned asset purchases or sales and near-term and long-term production growth, opportunities, liquidity, asset quality, cost structure, product mix and commodity pricing levels. If a ratings downgrade were to occur in connection with the Arrangement and if completed, the Horizon Arrangement, the Combined Company could experience higher borrowing costs in the future and more restrictive covenants which would reduce profitability and diminish operational flexibility. There can be no assurance that any of Royal Gold’s current ratings will remain in effect following the consummation of the Arrangement and the Horizon Arrangement for any given period of time or that a rating will not be lowered by a rating agency if, in its judgment, circumstances so warrant.

The trading price and volume of the Combined Company’s common stock may be volatile following the Arrangement and the Horizon Arrangement

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the mining and the royalty and streaming industries have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the mining and the royalty and streaming industries. There can be no assurance that continuing fluctuations in price will not occur. The market price per Purchaser Share is also likely to be affected by changes in the Combined Company’s financial condition or results of operations. Other factors unrelated to the performance of the Combined Company that may have an effect on the price of Purchaser Shares include the following: (a) changes in the market price of the commodities; (b) current events affecting the economic situation in United States and internationally; (c) trends in the global mining and royalty and streaming industries; (d) regulatory and/or government actions, rulings or policies; (e) changes in financial estimates and recommendations by securities analysts or rating agencies; (f) acquisitions and financings; (g) the economics of current and future royalty and stream interests; (h) quarterly variations in operating results; (i) the operating and share price performance of other companies, including those that investors may deem comparable; (j) the issuance of additional equity securities by Royal Gold, as applicable, or the perception that such issuance may occur; and (k) purchases or sales of blocks of Purchaser Shares, as applicable.

Mineral reserve and mineral resource figures pertaining to Sandstorm’s and Royal Gold’s royalty and stream interests are only estimates and are subject to revision based on developing information

Information pertaining to the mineral reserves and mineral resources of Sandstorm’s and Royal Gold’s royalty and stream interests presented in this Circular, or incorporated by reference herein, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of mineral reserves and mineral resources attributable to any specific royal or stream interest of Sandstorm or Royal Gold are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven mineral reserves and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

MANAGEMENT INFORMATION CIRCULAR

New legislation and tax risks in certain jurisdictions

Each of Royal Gold and Sandstorm have royalty and stream interests in a number of jurisdictions in which the other Party does not currently operate or conduct business in, which may increase the Combined Company’s susceptibility to sudden tax changes. Taxation Laws are complex in these jurisdictions, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course, which could result in an increase in the Combined Company’s taxes, or other governmental charges, duties or impositions, or an unreasonable delay in the refund of certain taxes owing to the Combined Company. No assurance can be given that new tax Laws, rules or regulations will not be enacted or that existing tax Laws will not be changed, interpreted or applied in a manner that could result in the Combined Company’s profits being subject to additional taxation, result in the Combined Company not recovering certain taxes on a timely basis or at all, or that could otherwise have a material adverse effect on the Combined Company.

The Combined Company will be an international company and will be exposed to political and social risks associated with the foreign operations underlying its royalty and stream interests

Following the Arrangement, a significant portion of the Combined Company’s revenues are expected to be generated by royalty and stream interests in mineral properties located in foreign jurisdictions outside of Canada. Exploration, development, production and closure activities in many countries are potentially subject to heightened political, sovereign and social risks that are beyond the Combined Company’s control and could result in increased costs, capacity constraints and potential disruptions to the Combined Company’s business. These risks include the possible unilateral cancellation or forced renegotiation of contracts in which the Combined Company, directly or indirectly, may have an interest, unfavourable changes in foreign laws and regulations, royalty and tax increases, risks associated with tax recovery and collection process, aggressive or punitive tax audits, policy-driven interference with or moratoriums on processing of permit applications or granting water or mineral concessions, erection of trade barriers, including tariffs and duties, claims by governmental entities or indigenous communities, changes to mining and related laws impacting current and future operations, expropriation or nationalization of property and other risks arising out of foreign sovereignty over areas in which the operations underlying the Combined Company’s royalty and stream interests are conducted. Any material adverse changes in government policies or legislation in these foreign jurisdictions where the Combined Company has economic interests that affect mining or mineral exploration activities may affect the viability and profitability of the Combined Company following the Arrangement and the Horizon Arrangement. There is no assurance that foreign governments will not in the future adopt different regulations, policies or interpretations with respect to, but not limited to, foreign ownership of mineral resources, royalty rates, taxation, exchange rates, environmental protection, labor relations, repatriation of income or return of capital, restrictions on production or processing, price controls, export controls, currency remittance, or obligations of the Combined Company under its respective mining codes and stability conventions. The right to import and export gold, silver and copper may depend on obtaining certain licenses and quotas, which could be delayed or denied at the discretion of the relevant regulatory authorities, or could become subject to new taxes, tariffs or duties imposed by foreign jurisdictions, which could have a material adverse effect on the Combined Company’s business, financial condition, or future prospects. In addition, the Combined Company’s rights under local law may be less secure in countries where judicial systems are susceptible to manipulation and intimidation by governmental agencies, non-governmental organizations or civic groups. Any of these developments could require the Combined Company to curtail or terminate its royalty or stream interests or otherwise adversely modify such interests, incur significant costs to renegotiate contracts, recognize higher taxes, address aggressive or punitive tax audit assessments including through litigation, or experience significant delays or obstacles in the recovery of VAT or income tax refunds owed, which could materially and adversely affect financial condition, results of operations and cash flows.

The future results of the Combined Company following the Arrangement and the Horizon Arrangement will suffer if the Combined Company does not effectively manage its expanded operations

Following the Arrangement and the Horizon Arrangement, the size of the business of the Combined Company will increase significantly. The Combined Company’s future success will depend, in part, upon its ability to manage the expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new royalty and stream interests and associated increased costs and complexity. The Combined Company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that the Combined Company will be successful or that it will realize the expected

MANAGEMENT INFORMATION CIRCULAR

operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Arrangement and/or the Horizon Arrangement.

Risks Relating to Sandstorm

If the Arrangement is not completed, Sandstorm will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Company AIF and other documents incorporated by reference herein.

MANAGEMENT INFORMATION CIRCULAR

Information Concerning Parties to the Arrangement

Information Concerning Sandstorm

Sandstorm is a non-operating gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Streams”) from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per unit or at various fixed percentages of the spot price, a percentage of a mine’s gold, silver or other commodity production for the operating life of the asset. Sandstorm is focused on acquiring Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

The Company’s head, registered, and records office are located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, V6B 0S6. Sandstorm is a reporting issuer in each of the provinces and territories in Canada. The Company is listed on the TSX (symbol: SSL) and the NYSE (symbol: SAND).

For further information regarding the business and affairs of Sandstorm, see the Company AIF, which is incorporated by reference in this Circular and Appendix H “Information Concerning Sandstorm”.

Information Concerning Royal Gold

Royal Gold is a Delaware corporation whose principal executive offices are located at 1144 15th Street, Suite 2500, Denver, Colorado. Its telephone number is (303) 573-1660 and its website address is www.royalgold.com. Information presented or accessed through Royal Gold’s website is not incorporated into, or made a part of, this Circular.

Royal Gold acquires and manages precious metal streams, royalties and similar interests. Royal Gold seeks to acquire existing stream and royalty interests or to finance projects that are in the production, development or exploration stage in exchange for stream or royalty interests. Royal Gold does not conduct mining operations on the properties in which its holds stream and royalty interests, and Royal Gold generally is not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

Royal Gold owns a large portfolio of stream and royalty interests on properties at various stages of review and development. As of December 31, 2024:

•

Royal Gold owned nine stream interests, which are on seven production stage properties and two development stage properties. Stream interests accounted for 67% and 69% of Royal Gold’s total revenue for the years ended December 31, 2024 and 2023, respectively. Royal Gold expects stream interests to continue to represent a significant portion of its total revenue.

•

Royal Gold owned 166 royalty interests on 35 production stage properties, 16 development stage properties and 115 exploration stage properties, of which its considers 50 to be evaluation stage projects. Royal Gold uses “evaluation stage” to describe exploration stage properties that contain mineral resources and on which operators are engaged in the search for reserves. Royalty interests accounted for 33% and 31% of Royal Gold’s total revenue for the years ended December 31, 2024 and 2023, respectively.

On August 5, 2025, Royal Gold (through its wholly owned subsidiary, RG AG) entered into a precious metals purchase agreement for gold deliveries referenced to copper production from the Kansanshi copper-gold mine in Zambia, operated and 80% owned by a subsidiary of First Quantum.

MANAGEMENT INFORMATION CIRCULAR

AcquireCo, a Canadian corporation, is a wholly owned indirect subsidiary of Royal Gold acquired by Royal Gold in 2010.

For further information regarding the business and affairs of Royal Gold prior to completion of the Arrangement, including risk factors, see Appendix I “Information Concerning Royal Gold”.

The information concerning Royal Gold and AcquireCo contained in this Circular has been provided by Royal Gold for inclusion in this Circular. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by Royal Gold are untrue or incomplete, the Company assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Royal Gold to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

Information Concerning the Combined Company

On completion of the Arrangement and the Horizon Arrangement, Royal Gold will continue to be a corporation incorporated under and governed by the DGCL. On the Effective Date, Royal Gold will own all of the Company Shares and Sandstorm will be an indirect wholly-owned subsidiary of Royal Gold. Concurrently with the completion of the Arrangement, it is expected that Royal Gold will complete the Horizon Arrangement, pursuant to which Royal Gold will indirectly own all of the common shares of Horizon and Horizon will be an indirect wholly-owned subsidiary of Royal Gold. On the Effective Date, immediately following completion of the Arrangement (and the Horizon Arrangement), existing Shareholders are anticipated to own approximately 23% of the outstanding Purchaser Shares and existing Purchaser Stockholders are anticipated to own approximately 77% of the outstanding Purchaser Shares, in each case on a fully diluted basis (based on the number of issued and outstanding securities of the Company and Royal Gold as of the date of the Arrangement Agreement).

For further information regarding the business and affairs of Royal Gold following completion of the Arrangement and the Horizon Arrangement, including risk factors, see Appendix J “Information Concerning the Combined Company”.

MANAGEMENT INFORMATION CIRCULAR

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement that are generally applicable to a beneficial owner of Company Shares who at all relevant times and for purposes of the Tax Act: (a) deals at arm’s length with Sandstorm and Royal Gold; (b) is not and will not be affiliated with Sandstorm or Royal Gold; and (c) holds Company Shares and will hold any Purchaser Shares received pursuant to the Arrangement as capital property (each such owner in this section, a “Holder”).

The Company Shares and Purchaser Shares will generally be considered capital property to a Holder for purposes of the Tax Act, unless the Holder holds or uses, or is deemed to hold or use, such shares in the course of carrying on a business of trading or dealing in securities or the Holder has acquired or holds, or is deemed to have acquired or hold, such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to Persons holding Company Options, Company PSRs, Company RSRs, and the tax considerations relevant to such holders are not discussed herein. Any such Persons referenced above should consult their tax advisors with respect to the tax consequences of the Arrangement.

In addition, this summary is not applicable to a Holder: (a) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market rules”); (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which is, or whose Company Shares or Purchaser Shares are, a “tax shelter investment” (as defined in the Tax Act); (d) who makes, or has made, an election to report its “Canadian tax results” (as defined in the Tax Act) in a functional currency other than Canadian currency; (e) who acquired Company Shares under an employee stock option plan or other equity based employment compensation arrangement, including pursuant to Company Options, Company PSRs or Company RSRs; (f) that has entered into or will enter into a “synthetic disposition agreement”, or a “derivative forward agreement” (each as defined in the Tax Act) with respect to Company Shares or Purchaser Shares; (g) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; (h) that receives dividends on its Company Shares or Purchaser Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); (i) that is exempt from tax under Part I of the Tax Act; or (j) in relation to which Royal Gold or any of its subsidiaries is or will be a “foreign affiliate” (as defined in the Tax Act). Such Holders should consult their tax advisors.

Additional considerations not discussed herein may apply to a Holder that is a corporation resident in Canada that is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the CRA published in writing by it prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

MANAGEMENT INFORMATION CIRCULAR

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax Laws.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in foreign currency must be converted into Canadian dollars, generally based on the rate quoted by the Bank of Canada for the exchange of the foreign currency on the date such amounts arise, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act and any applicable income tax treaty or convention is, or is deemed to be, resident in Canada (a “Resident Holder”).

Certain Resident Holders whose Company Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Company Shares (but not Purchaser Shares), and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders should consult their tax advisors as to whether such election can or should be made having regard to their particular circumstances.

Disposition of Company Shares Pursuant to the Arrangement

Resident Holders (other than Resident Dissenters) will dispose of their Company Shares in exchange for Purchaser Shares pursuant to the Arrangement. Such Resident Holders will realize a capital gain (or capital loss) equal to the amount, if any, by which the aggregate fair market value of the Purchaser Shares received exceeds (or is less than) the total of the adjusted cost base (as defined in the Tax Act) to the Resident Holder of their Company Shares immediately before the Effective Date and the Resident Holder’s reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

The cost to a Resident Holder (other than a Resident Dissenter) of each Purchaser Share acquired under the Arrangement will be equal to the fair market value of such Purchaser Share at the time of acquisition. For the purpose of determining the adjusted cost base of a Purchaser Share to a Resident Holder, when a Purchaser Share is acquired, the cost of the newly acquired Purchaser Share will be averaged with the adjusted cost base of all Purchaser Shares (if any) owned by the Resident Holder as capital property immediately before that acquisition.

Dividends on Purchaser Shares

A Resident Holder will be required to include in computing income for a taxation year the amount of dividends, if any, received or deemed to be received in respect of Purchaser Shares, including amounts withheld for foreign withholding tax, if any. For individuals (including a trust), such dividends will not be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to “taxable dividends” received by an individual from a “taxable Canadian

MANAGEMENT INFORMATION CIRCULAR

corporation” (each as defined in the Tax Act). A Resident Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income.

Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid on dividends received by the Resident Holder on the Purchaser Shares. Resident Holders should consult their tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.

Dispositions of Purchaser Shares

A Resident Holder that disposes or is deemed to dispose of a Purchaser Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Purchaser Share exceeds (or is less than) the aggregate of the Resident Holder’s adjusted cost base of such Purchaser Share immediately before the disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

In certain circumstances U.S. tax may be required to be paid by a Resident Holder in connection with the realization of a capital gain on the disposition of Purchaser Shares. Foreign tax, if any, levied on any gain realized on a disposition of the Purchaser Shares may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances described in the Tax Act. See the discussion under the heading “Certain United States Federal Income Tax Considerations”. Resident Holders should consult their tax advisors regarding their eligibility for such deductions or credits.

Taxation of Capital Gains and Capital Losses

Generally, and subject to and in accordance with the detailed rules contained in the Tax Act, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year and is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by such Resident Holder on such share (or on a share for which such a share is substituted or exchanged). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns any such shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received, or deemed to be received, by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of the alternative minimum tax.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act), or a “substantive CCPC” (as defined in the Tax Act) at any time in the relevant taxation year, may be required to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which will include net taxable capital gains, interest, and dividends or deemed dividends not deductible

MANAGEMENT INFORMATION CIRCULAR

in computing the Resident Holder’s taxable income. Resident Holders should consult their tax advisors with regard to this additional tax and refund mechanism.

Foreign Property Information Reporting

Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (each as defined in the Tax Act), including the Purchaser Shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing prescribed information in respect of such property. Subject to certain exceptions, a Resident Holder, generally will be a “specified Canadian entity”. The Purchaser Shares will be “specified foreign property” of a Resident Holder for these purposes.

Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s “specified foreign property” on a timely basis in accordance with the Tax Act. The reporting rules in the Tax Act relating to “specified foreign property” are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their tax advisors regarding compliance with these reporting requirements.

Offshore Investment Fund Property Rules

The Tax Act contains rules (the “OIF Rules”) which, in certain circumstances, may require a Resident Holder to include an amount in income in each taxation year in respect of the acquisition and holding of Purchaser Shares if (1) the value of such Purchaser Shares may reasonably be considered to be derived, directly or indirectly, primarily from certain portfolio investments described in paragraph 94.1(1)(b) of the Tax Act, particularly (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, “Investment Assets”), and (2) it may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the Resident Holder acquiring or holding the Purchaser Shares was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Holder.

The OIF Rules are complex and their application and consequences depend, to a large extent, on the reasons for a Resident Holder acquiring or holding Purchaser Shares. Resident Holders should consult their tax advisors regarding the application and consequences of the OIF Rules having regard to their own particular circumstances.

Dissenting Resident Holders

A Resident Holder that validly exercises Dissent Rights (a “Resident Dissenter”) will be deemed to have transferred their Company Shares to AcquireCo and will be entitled to receive a payment from AcquireCo of an amount equal to the fair value of the Company Shares.

A Resident Dissenter will be considered to have disposed of their Company Shares for proceeds of disposition equal to the amount of the payment received on account of the fair value of their Company Shares (other than in respect of interest awarded by a Court, if any). The Resident Dissenter will generally realize a capital gain (or a capital loss) equal to the amount by which the Resident Dissenter’s aggregate proceeds of disposition exceed (or are less than) the aggregate of the Resident Dissenter’s adjusted cost base of their Company Shares determined immediately before the disposition and any reasonable costs of disposition. Any such capital gain or capital loss realized by a Resident Dissenter will be treated in the same manner

MANAGEMENT INFORMATION CIRCULAR

as described above under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Interest (if any) awarded by a Court to a Resident Dissenter in respect of the exercise of Dissent Rights will be included in the Resident Dissenter’s income for the purposes of the Tax Act.

Resident Dissenters should refer to the discussion above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Alternative Minimum Tax” and “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Additional Refundable Tax”.

Resident Holders who are considering exercising Dissent Rights are urged to consult with their tax advisors with respect to the Canadian federal income tax and other tax consequences of exercising their Dissent Rights.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Company Shares or Purchaser Shares in connection with a business carried on, or deemed to be carried on, in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their tax advisors.

Disposition of Company Shares Pursuant to the Arrangement and Subsequent Dispositions of Purchaser Shares

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized on the disposition of Company Shares under the Arrangement or on the future or deemed disposition of Purchaser Shares, unless the Company Shares or Purchaser Shares, as applicable, are “taxable Canadian property” and are not “treaty-protected property” (each as defined in the Tax Act) to the Non-Resident Holder.

Generally, a Company Share or a Purchaser Share, as the case may be, will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the share is listed on a “designated stock exchange” (which currently includes the Nasdaq, NYSE and the TSX) unless, at any time during the 60-month period immediately preceding the disposition or deemed disposition: (a) one or any combination of (i) the Non-Resident Holder, (ii) any one or more other Persons with whom the Non-Resident Holder does not deal at arm’s length, or (iii) any partnership in which the Non-Resident Holder or a non-arm’s length Person holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series in the capital stock of Sandstorm or Royal Gold, as the case may be; and (b) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” or “timber resource property” (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

Notwithstanding the foregoing, in certain other circumstances a Company Share or Purchaser Share could be deemed to be taxable Canadian property to a Non-Resident Holder for the purposes of the Tax Act. Non-Resident Holders should consult their tax advisors in this regard.

Even if the Company Shares or Purchaser Shares, as the case may be, are taxable Canadian property to a Non-Resident Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Company Shares or Purchaser Shares will not be taken into account in computing the Non-Resident Holder’s taxable income earned in Canada for the

MANAGEMENT INFORMATION CIRCULAR

purposes of the Tax Act if, at the time of the disposition, the Company Shares or Purchaser Shares, as the case may be, constitute “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder.

Company Shares or Purchaser Shares, as the case may be, will generally be considered treaty-protected property of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty or convention (including as a result of the application of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”)) between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty or convention and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under Part I of the Tax Act.

In the event that the Company Shares constitute taxable Canadian property and are not treaty-protected property to a particular Non-Resident Holder, the Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances as described under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” and “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Company Shares Pursuant to the Arrangement”.

Similarly, Non-Resident Holders whose Purchaser Shares constitute taxable Canadian property and are not treaty-protected property as defined in the Tax Act at the time of disposition will generally be subject to the tax considerations described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dispositions of Purchaser Shares” and “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Non-Resident Holders whose Company Shares or Purchaser Shares, as the case may be, are or may be taxable Canadian property should consult their tax advisors for advice having regard to their particular circumstances, including whether their Company Shares or Purchaser Shares constitute treaty-protected property.

Dissenting Non-Resident Holders

A Non-Resident Holder that validly exercises Dissent Rights (a “Non-Resident Dissenter”) will be deemed to have transferred their Company Shares to AcquireCo and will be entitled to receive a payment from AcquireCo of an amount equal to the fair value of their Company Shares.

The principles applicable to Non-Resident Holders are generally applicable to Non-Resident Dissenters. Refer to “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Disposition of Company Shares Pursuant to the Arrangement and Subsequent Dispositions of Purchaser Shares”.

Interest (if any) awarded by a Court to a Non-Resident Dissenter in respect of the exercise of Dissent Rights generally should not be subject to withholding tax under the Tax Act.

Non-Resident Holders that are considering exercising Dissent Rights should consult their tax advisors with respect to the Canadian federal income tax and other tax consequences of exercising their Dissent Rights.

Eligibility for Investment

Based on the provisions of the Tax Act and the Regulations in force as of the date hereof, Purchaser Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a first home savings account and a tax-free savings account (each referred to as a “Registered Plan”) and a deferred profit sharing plan (each as defined in the Tax Act), at a particular time provided that, at such time, the Purchaser Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the Nasdaq).

MANAGEMENT INFORMATION CIRCULAR

Notwithstanding the foregoing, the holder, subscriber or annuitant of, or under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax as set out in the Tax Act in respect of Purchaser Shares acquired by a Registered Plan if such shares are a “prohibited investment” for purposes of the Tax Act for the particular Registered Plan. A Purchaser Share generally will not be a “prohibited investment” for a Registered Plan provided the Controlling Individual deals at arm’s length with Royal Gold for the purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in Royal Gold. In addition, a Purchaser Share will not be a “prohibited investment” if such share is “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules), for the Registered Plan. Controlling Individuals should consult their tax advisors as to whether Purchaser Shares would be a prohibited investment in their particular circumstances.

MANAGEMENT INFORMATION CIRCULAR

Certain United States Federal Income Tax Consequences of the Arrangement

The following is a general discussion of certain U.S. federal income tax considerations under the Code, generally applicable to (i) certain U.S. Holders (as defined below) relating to the Arrangement and the receipt of the Consideration pursuant to the Arrangement, and (ii) certain U.S. Holders and Non-U.S. Holders of the ownership and disposition of the Purchaser Shares following the Arrangement. This discussion is based upon the provisions of the Code, existing final, proposed and temporary U.S. Treasury Regulations, the Canada-United States Tax Convention (1980), as amended, and current administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Changes in these authorities may cause the U.S. federal income tax consequences to vary substantially from those described below.

This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state or local, U.S. federal net investment income or non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of Purchaser Shares received pursuant to the Arrangement. This summary does not discuss the U.S. tax consequences of the Arrangement to holders with respect to their Company RSRs or Company PSRs. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such a position would not be sustained by a court. This discussion also assumes that the Arrangement is carried out as described in this Circular and that the Arrangement is not integrated with any other transaction for U.S. federal income tax purposes.

This discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Company Shares (or, after the Arrangement, Purchaser Shares) and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder is made. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder or Non-U.S. Holder that may affect the U.S. federal income tax consequences to such holder, including specific tax consequences to a holder under an applicable tax treaty. This discussion applies only to U.S. Holders and Non-U.S. Holders that own Company Shares and will own Purchaser Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment), and does not discuss all of the U.S. federal income tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law, including without limitation:

•	banks, trusts, mutual funds and other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	brokers, dealers or traders in securities, currencies or commodities;

•	tax-exempt organizations, tax-qualified retirement accounts, or pension funds;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other tax-deferred accounts;

•	holders whose functional currency is not the U.S. dollar;

MANAGEMENT INFORMATION CIRCULAR

•	U.S. expatriates or former long-term residents of the United States.;

•	persons subject to taxing jurisdictions other than, or in addition to, the United States;

•	persons subject to special tax accounting rules;

•	holders that own, directly, indirectly or constructively, five percent (5%) or more of the total voting power or total value of all of the outstanding shares of Sandstorm or Royal Gold, as applicable;

•	persons liable for the alternative minimum tax;

•	holders that hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	partnerships or other pass-through entities (and partners or other owners thereof);

•	S corporations (and shareholders thereof); and

•

holders, such as holders of Company PSRs and Company RSRs, who received their shares through the exercise or cancellation of employee stock options or otherwise as compensation for services or through a tax-qualified retirement plan.

Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences relating to the Arrangement, the receipt of the Consideration pursuant to the Arrangement, and the ownership and disposition of the Purchaser Shares following the Arrangement in light of their particular circumstances.

Holders are urged to also review the separate discussion concerning Canadian federal income tax consequences. See “Certain Canadian Federal Income Tax Considerations”.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Company Shares at the time of the Arrangement and, to the extent applicable, Purchaser Shares following the Arrangement, that is:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership or other “pass-through” entity for U.S. federal income tax purposes, holds Company Shares at the time of the Arrangement or, to the extent applicable, Purchaser Shares following the Arrangement, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A shareholder that is a partnership and a partner (or other owner) in such partnership is urged to consult its tax advisors about the U.S. federal income tax consequences of the Arrangement.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL UNITED STATES TAX CONSEQUENCES RELATING TO THE ARRANGEMENT AND HOLDING AND DISPOSING OF PURCHASER SHARES RECEIVED PURSUANT TO THE ARRANGEMENT. SHAREHOLDERS ARE URGED

MANAGEMENT INFORMATION CIRCULAR

TO CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS.

U.S. Federal Income Tax Consequences to U.S. Holders of the Arrangement and the Receipt of the Consideration Pursuant to the Arrangement

The Arrangement is expected to be treated as a taxable transaction for U.S. federal income tax purposes. Subject to the PFIC rules discussed herein, U.S. Holders exchanging Company Shares for Purchaser Shares will recognize gain or loss from such exchange equal to the difference, if any, between (i) the value of the Purchaser Shares and (ii) such U.S. Holder’s adjusted tax basis in the Company Shares surrendered in exchange therefor. Any such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares that were exchanged exceeds one year as of the date the exchange is treated as occurring for U.S. federal income tax purposes. Gain or loss generally must be determined separately for blocks of shares acquired at different times or at different prices. Specified limitations apply to the deductibility of capital losses by U.S. Holders. Special rules apply to U.S. Holders who made certain elections as described below under “Passive Foreign Investment Company Considerations”. The treatment of a U.S. Holder of Company Shares that exercises Dissent Rights is discussed below under “Payments Related to Dissent Rights for U.S. Holders”. Royal Gold has retained the right to make an election pursuant to Section 338(g) of the Code. Such election will treat the Arrangement for U.S. federal income tax purposes as a deemed asset transaction and is discussed herein under “Election Pursuant to Section 338(g) of the Code”.

No opinion of counsel has been obtained, and neither Royal Gold nor Sandstorm intends to seek a ruling from the IRS regarding the characterisation of the Arrangement for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the characterisation of the Arrangement for U.S. federal income tax purposes and impact on their specific tax situation.

Passive Foreign Investment Company Considerations for U.S. Holders

In General

A foreign corporation is a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes if either (A) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (B) at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of or produce passive income. Passive income generally includes dividends, interest, rents and royalties, and gains from the disposition of passive assets.

Historically, the Company has not made a determination as to whether it is a PFIC for U.S. tax purposes. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, is or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the entire course of each such tax year and, as a result, often cannot be predicted with certainty for the current tax year or for any future tax year as of the date of this Circular. There cannot be any assurance that the IRS will not challenge any determination regarding the Company’s PFIC status. If a corporation is a PFIC for any year during which a U.S. Holder holds its shares, such holder will be subject to the rules described below under “Consequences of PFIC Status”.

Each U.S. Holder should consult its tax advisors regarding PFIC status.

MANAGEMENT INFORMATION CIRCULAR

Consequences of PFIC Status

Section 1291(f) of the Code provides that, to the extent provided in U.S. Treasury Regulations, a U.S. Holder that disposes of PFIC stock must recognize gain notwithstanding any other provisions of the Code. Under proposed U.S. Treasury Regulations, unless a U.S. Holder has made a “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”), a QEF Election along with a purging election, or a “Mark-to-Market Election” under Section 1296 of the Code, if the Company is classified as a PFIC for any tax year during which a U.S. Holder has held Company Shares:

(a)	the Arrangement would be treated as a taxable exchange in which gain (but not loss) would be recognized by a U.S. Holder;

(b)	any gain on the exchange of Company Shares would be allocated ratably over such U.S. Holder’s holding period;

(c)	the amount allocated to the current tax year and any year prior to the first year in which the Company was classified as a PFIC would be taxed as ordinary income in the current year;

(d)	the amount allocated to each of the other tax years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

(e)

an interest charge for a deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other tax years referred to in (d) above, which interest charge would generally not be deductible by non-corporate U.S. Holders.

The impact of the PFIC rules on a U.S. Holder of Company Shares will depend in part on whether the U.S. Holder has timely made one of the elections described above. A U.S. Holder that made either a timely and effective QEF Election, a QEF Election along with a purging election, or a Mark-to-Market Election is hereinafter referred to as an “Electing Shareholder”. The proposed Treasury Regulations under Section 1291(f) would not apply to an Electing Shareholder that made a QEF Election and generally, such an Electing Shareholder would be eligible for capital gains treatment assuming such Electing Shareholder met the holding period for capital gains treatment as previously described herein. As discussed under “Election Pursuant to Section 338(g) of the Code”, Royal Gold may make an election pursuant to Section 338(g) of the Code and such an election could change the manner in which gain on the sale of shares by Electing Shareholders that made a QEF Election is ultimately recognized and taxed . Generally, an Electing Shareholder that made a Mark-to-Market Election would recognize ordinary gain.

While the Company has not made a determination as to whether it is a PFIC for U.S. tax purposes, the Company has historically provided, and will endeavor to continue to provide, to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement for the year in which the Arrangement is effectuated, but there can be no assurance that the Company will continue to provide such information.

If a U.S. Holder of Company Shares has not made a timely and effective QEF Election with respect to the Company’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Company Shares, such U.S. Holder may still qualify as an Electing Shareholder if such U.S. Holder files a timely U.S. income tax return (including extensions) in which it makes a QEF Election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Company Shares for their fair market value on the “qualification date”. The qualification date is the first day of the Company’s tax year in which the Company qualifies as a “qualified electing fund” with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Company Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the U.S. Holder’s adjusted tax basis in its Company Shares by the amount of the gain recognized and will also have a new holding period in the Company Shares for purposes of the PFIC rules.

MANAGEMENT INFORMATION CIRCULAR

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a Mark-to-Market Election with respect to such shares for such taxable year. If the U.S. Holder makes a valid Mark-to-Market Election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Company Shares and for which the Company is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its Company Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Company Shares at the end of its taxable year over the adjusted basis in its Company Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Company Shares over the fair market value of its Company Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election). The U.S. Holder’s basis in its Company Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Company Shares will be treated as ordinary income. The Mark-to-Market Election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.

U.S. Holders are urged to and should consult their tax advisers regarding the availability and tax consequences of a QEF Election or Mark-to-Market Election in respect of the Company Shares and regarding the filing implications, including in the year in which the transaction is completed and in the event Royal Gold makes an election pursuant to Section 338(g) of the Code.

After the Arrangement, the Company will be indirectly wholly owned by Royal Gold, a U.S. domestic corporation. Accordingly, and pursuant to Section 1297(d) of the Code, the U.S. controlled foreign corporation (“CFC”) rules are generally expected to apply to the post-Arrangement earnings of the Company and its affiliates in lieu of the PFIC regime.

The rules for PFICs, QEF Elections, Mark-to-Market Elections and other elections are complex and affected by various factors in addition to those described above. U.S. Holders are urged to consult their tax advisors regarding the application of the rules to their own particular circumstances.

Payments Related to Dissent Rights to U.S. Holders

For U.S. federal income tax purposes, a U.S. Holder that receives a payment for its Company Shares pursuant to the exercise of Dissent Rights will generally recognize gain or loss equal to the difference, if any, between (i) the cash received and (ii) such U.S. Holder’s adjusted tax basis in the Company Shares surrendered in exchange therefor. Subject to the PFIC rules discussed above, such recognized gain or loss would generally constitute capital gain or loss and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Dissent Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. The deductibility of capital losses is subject to limitations under the Code.

Election Pursuant to Section 338(g) of the Code by U.S. Holders

A Section 338(g) election allows a purchasing corporation to treat a “qualified stock purchase” as an asset acquisition, solely for U.S. federal income tax purposes. Royal Gold has retained the right to make a Section 338(g) election with respect to the Arrangement. Such an election may be made unilaterally by Royal Gold.

Should a Section 338(g) election be made with respect to the Arrangement, the Company will be treated for U.S. federal income tax purposes as if it sold all its assets at the close of the Effective Date in a single taxable transaction and, as a new corporation, purchased all the assets as of the beginning of the day following the Effective Date. Non-U.S. corporations with U.S. trade or business activities are generally subject to U.S. federal income tax on gains attributable to the deemed sale of assets as a result of the making of a Section 338(g) election. To the extent that the Company’s fair market value of its assets

MANAGEMENT INFORMATION CIRCULAR

is greater than adjusted tax basis, the deemed sale of assets pursuant to a Section 338(g) election may result in taxable gain for the Company for U.S. federal income tax purposes. Royal Gold has agreed to be responsible for any such taxable gain, if any, as a result of the making of a Section 338(g) election. Additionally, Royal Gold will deliver to each Shareholder (other than holders of Dissent Shares and Company Shares held by Royal Gold or an affiliate of Royal Gold) a copy of IRS Form 8883 (or successor form) and any other relevant forms or filings relating to the Section 338(g) election and any additional forms or documentation reasonably requested by any Shareholder.

Except with respect to (i) certain U.S. Holders that hold 10% or more of a non-U.S. company for which a Section 338(g) election is made and assuming such company is treated as a CFC for U.S. federal income tax purposes (generally, where more than 50% of the company is owned, by vote or value, by U.S. Shareholders) or (ii) certain U.S. Holders that took certain positions and made certain elections under the previously described PFIC regime, the Section 338(g) election is not expected to have an impact on any U.S. Holder.

Specified Foreign Financial Assets Reporting by U.S. Holders

Certain U.S. Holders that hold “specified foreign financial assets” are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not held in an account maintained by a financial institution, securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult their tax advisors regarding the possible reporting requirements with respect to their investments in Company Shares and the penalties for non-compliance.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Purchaser Shares for U.S. Holders

A U.S. Holder’s initial tax basis in the Purchaser Shares received pursuant to the Arrangement will be equal to the fair market value of such shares (determined as of the Effective Date), and the U.S. Holder’s holding period in the Purchaser Shares received should begin on the day after the Effective Date.

Distributions with Respect to Purchaser Shares to U.S. Holders

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Purchaser Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Royal Gold, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Royal Gold, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Purchaser Shares and thereafter as capital gain from the sale or exchange of such Purchaser Shares (see “Sale or Other Taxable Disposition of Purchaser Shares for U.S. Holders” below). Dividends received on Purchaser Shares by corporate U.S. Holders generally will be eligible for the “dividends received deduction” subject to various conditions and limitations, including holding period requirements. Dividends paid by Royal Gold to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied. The dividend rules are complex, and each U.S. Holder is urged to consult its tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Purchaser Shares by U.S. Holders

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Purchaser Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b)

MANAGEMENT INFORMATION CIRCULAR

such U.S. Holder’s adjusted tax basis in such Purchaser Shares surrendered in the sale or other disposition. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Purchaser Shares are held for more than one year. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. Deductions for capital losses are subject to significant limitations under the Code.

Backup Withholding and Information Reporting for U.S. Holders

The proceeds of a sale or deemed sale by a U.S. Holder of Company Shares or Purchaser Shares, or distributions thereon, may be subject to information reporting to the IRS and to U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

United States Federal Income Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of Purchaser Shares

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Purchaser Shares that is neither a U.S. Holder for U.S. federal income tax purposes, nor any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds Purchaser Shares, the tax treatment of a partner or beneficial owner of the entity or arrangement will generally depend on the status of the partner or beneficial owner and the activities of the entity or arrangement. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors regarding the tax considerations of the ownership and disposition of Purchaser Shares.

Distributions with respect to Purchaser Shares to Non-U.S. Holders

A distribution, including a constructive distribution, with respect to a Purchaser Share generally will be treated as a dividend to the extent of the current accumulated earnings and profits of Royal Gold (as computed for U.S. federal income tax purposes). To the extent that a distribution exceeds the current and accumulated earnings and profits of Royal Gold, such determination will be treated first as a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in the Purchaser Shares and thereafter as capital gain from the sale, exchange or other taxable disposition of Purchaser Shares, with the tax treatment described below in “Sale or Other Taxable Disposition of Purchaser Shares for Non-U.S. Holders”.

MANAGEMENT INFORMATION CIRCULAR

Subject to the discussion below on effectively connected income, distributions treated as dividends paid on Purchaser Shares to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. To obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will generally be required to (i) provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a U.S. person as defined under the Code and that it is entitled to benefits under the treaty or (ii) if such Non-U.S. Holder’s common stock is held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable Regulations, including by having the Non-U.S. Holder provide appropriate documentation to the foreign intermediary or foreign partnership, who then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation but that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion in “Foreign Account Tax Compliance Act”, no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI or other applicable or successor form. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax on a net income basis as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Sale or Other Taxable Disposition of Purchaser Shares by Non-U.S. Holders

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of Purchaser Shares unless:

•

such gain is “effectively connected” with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment or fixed base in the United States), in which case such gain will generally be subject to U.S. federal income tax in the same manner as effectively connected dividend income as described above;

•

the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses even though the individual is not considered a resident of the United States, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

Royal Gold becomes a United States real property holding corporation (as defined in Section 897(c) of the Code, a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, and either (i) Purchaser Shares are not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs, or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, more than 5% of Purchaser Shares.

Generally, a U.S. corporation is a USRPHC if at least 50% of the value of its real property and certain other assets consists of “U.S. real property interests.” Because of Royal Gold’s ownership of substantial royalty interests in natural resources assets in the United States, it is possible that Royal Gold is, or may become, a USRPHC.

MANAGEMENT INFORMATION CIRCULAR

Backup Withholding and Information Reporting for Non-U.S. Holders

The proceeds of a sale or deemed sale by a Non-U.S. Holder of Purchaser Shares, or distributions thereon, may be subject to information reporting to the IRS and to U.S. backup withholding. Backup withholding will not apply to a Non-U.S. Holder that establishes an exemption, for example, by properly certifying its non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Amounts withheld may be credited against a Non-U.S. Holder’s U.S. federal income tax liability, and a Non-U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% will generally be required on dividends made in respect of Purchaser Shares held by or through certain non-U.S. financial institutions (including investment funds), unless such institution (i) enters into an agreement with the U.S. Department of the Treasury to report, on an annual basis, information with respect to shares in, and the accounts maintained by, the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) complies with the terms of an intergovernmental agreement between the United States and an applicable non-U.S. country. Accordingly, the entity through which Purchaser Shares are held will affect the determination of whether such withholding is required. Similarly, dividends made in respect of Purchaser Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Secretary of the U.S. Department of the Treasury. An intergovernmental agreement between the United States and an applicable non-U.S. country, or future Treasury Regulations or other guidance, may modify these requirements. The Company will not pay any additional amounts to holders in respect of any amounts withheld. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in Purchaser Shares.

MANAGEMENT INFORMATION CIRCULAR

Other Information

Interests of Informed Persons in Material Transactions

Other than as disclosed in this Circular, no informed person of the Company (e.g. directors and executive officers of the Company and Persons beneficially owning or controlling or directing voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company), or any associate or affiliate of any informed person, has had any material interest in any transaction, or proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries since the commencement of the most recently completed financial year of the Company.

Interests of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Circular, none of Sandstorm, Sandstorm’s directors or executive officers, or anyone associated or affiliated with any of them, has or had a material interest in any item of business at the Meeting except for any interest arising from the ownership of Company Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of Company Shares. A material interest is one that could reasonably interfere with the ability to make independent decisions.

Exemptive Relief

Sandstorm applied for and obtained exemptive relief from the British Columbia Securities Commission and the Ontario Securities Commission from the requirement to include a reconciliation of the financial statements of Royal Gold that are included or incorporated by reference in this Circular to IFRS as required by National Instrument 71-101 – The Multijurisdictional Disclosure System of the Canadian Securities Administrators.

Additional Information

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at www.sandstormgold.com. Additional financial information is provided in the Company AIF, Company Annual Financial Statements, Company Annual MD&A, Company Interim Financial Statements and Company Interim MD&A, each of which is available under Sandstorm’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. You can obtain additional documents related to the Company without charge on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. You can also obtain documents related to the Company without charge by visiting the Company’s website at www.sandstormgold.com. In addition, copies of these documents and this Circular may be obtained upon request to the Company at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6.

MANAGEMENT INFORMATION CIRCULAR

Directors’ Approval

The contents of the Notice of Meeting and this Circular and the sending thereof to Shareholders have been approved by the Board.

DATED at Vancouver, British Columbia this 8th day of September, 2025.

BY ORDER OF THE BOARD

/s/ “Nolan Watson”

President, Chief Executive Officer and a Director

MANAGEMENT INFORMATION CIRCULAR

Consent of National Bank

To:	Special Committee of the Board of Directors and the Board of Directors of Sandstorm Gold Ltd.

We refer to the full text of the written fairness opinion dated as of July 6, 2025 (the “NBF Fairness Opinion”), which we prepared for the benefit and use of the special committee of the board of directors of Sandstorm Gold Ltd. (“Sandstorm”), in connection with the arrangement involving Sandstorm, Royal Gold, Inc. and International Royalty Corporation (as described in Sandstorm’s management information circular dated September 8, 2025 (the “Circular”)).

We hereby consent to the inclusion of the full text of the NBF Fairness Opinion as Appendix E “NBF Fairness Opinion” attached to this Circular, and reference to our firm name and the NBF Fairness Opinion under the following headings of this Circular: “Letter to Shareholders”, “Questions and Answers Relating to the Meeting and the Arrangement”, “Glossary of Defined Terms”, “Summary – Fairness Opinions”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Reasons for the Arrangement”, “The Arrangement – Fairness Opinions – NBF Fairness Opinion”, and Appendix H “Information Concerning Sandstorm”.

Our fairness opinion was given as of July 6, 2025 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the special committee of the board of directors of Sandstorm may or will be entitled to rely upon the NBF Fairness Opinion.

(Signed) “National Bank Financial Inc.”

Vancouver, British Columbia, Canada

September 8, 2025

MANAGEMENT INFORMATION CIRCULAR

Consent of CIBC World Markets

To:	The Special Committee of the Board of Directors of Sandstorm Gold Ltd.

We refer to the full text of the written fairness opinion dated as of July 6, 2025 (the “CIBC Fairness Opinion”), which we prepared for the benefit and use of the special committee of the board of directors of Sandstorm Gold Ltd. (“Sandstorm”), in connection with the arrangement involving the acquisition by Royal Gold, Inc. of all the outstanding common shares of Sandstorm (as described in Sandstorm’s management information circular dated September 8, 2025 (the “Circular”))

We hereby consent to (i) the inclusion of the full text of the CIBC Fairness Opinion as Appendix F “CIBC Fairness Opinion” attached to this Circular; and (ii) the reference to our firm name and the CIBC Fairness Opinion contained under the following headings of this Circular: “Letter to Shareholders”, “Questions and Answers Relating to the Meeting and the Arrangement”, “Glossary of Defined Terms”, “Summary – Fairness Opinions”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Reasons for the Arrangement”, “The Arrangement – Fairness Opinions – CIBC Fairness Opinion”, and Appendix H “Information Concerning Sandstorm”.

Our fairness opinion was given as at July 6, 2025 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the special committee of the board of directors of Sandstorm shall be entitled to rely upon the CIBC Fairness Opinion.

(Signed) “CIBC World Markets Inc.”

Vancouver, British Columbia, Canada

September 8, 2025

MANAGEMENT INFORMATION CIRCULAR

Consent of BMO Capital Markets

To:	The Board of Directors of Sandstorm Gold Ltd.

We refer to the full text of the written fairness opinion dated as of July 6, 2025 (the “BMO Fairness Opinion”), which we prepared for the benefit and use of the board of directors of Sandstorm Gold Ltd. (“Sandstorm”), in connection with the arrangement involving Sandstorm, Royal Gold, Inc. and International Royalty Corporation (as described in Sandstorm’s management information circular dated September 8, 2025 (the “Circular”)).

We hereby consent to the inclusion of the full text of the BMO Fairness Opinion as Appendix G “BMO Fairness Opinion” attached to this Circular, and reference to our firm name and the BMO Fairness Opinion under the following headings of this Circular: “Letter to Shareholders”, “Questions and Answers Relating to the Meeting and the Arrangement”, “Glossary of Defined Terms”, “Summary – Fairness Opinions”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Reasons for the Arrangement”, “The Arrangement – Fairness Opinions – BMO Fairness Opinion”, and Appendix H “Information Concerning Sandstorm”.

Our fairness opinion was given as of July 6, 2025 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Sandstorm may or will be entitled to rely upon the BMO Fairness Opinion.

(Signed) “BMO Nesbitt Burns Inc.”

Vancouver, British Columbia, Canada

September 8, 2025

MANAGEMENT INFORMATION CIRCULAR

Appendix A

Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)

the arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “BCBCA”), involving Royal Gold, Inc. (the “Purchaser”), International Royalty Corporation (“AcquireCo”), Sandstorm Gold Ltd. (the “Company”) and shareholders of the Company (the “Shareholders”), all as more particularly described and set forth in the management information circular (the “Circular”) of the Company dated September 8, 2025 accompanying the notice of the meeting (as the Arrangement may be, or may have been, modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;

(b)

the plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving the Purchaser, AcquireCo, the Company and the Shareholders and implementing the Arrangement, the full text of which is set out in Appendix B to the Circular (as the Plan of Arrangement may be, or may have been, modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;

(c)

the arrangement agreement among the Purchaser, AcquireCo and the Company dated as of July 6, 2025 as the same may be, or may have been, amended, supplemented or otherwise modified from time to time in accordance with its terms (the “Arrangement Agreement”) and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto in accordance with its terms are hereby confirmed, ratified and approved in all respects;

(d)

the Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement in accordance with and subject to the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended from time to time in accordance with their terms);

(e)

notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Shareholders or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to, or approval of, the shareholders of the Company:

(i)	to modify, supplement or amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(ii)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

(f)

any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

A-1

MANAGEMENT INFORMATION CIRCULAR

(i)	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(ii)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-2

MANAGEMENT INFORMATION CIRCULAR

Appendix B

Plan of Arrangement

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires:

“Arrangement” means the arrangement of the Company under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, this Plan of Arrangement, or made at the direction of the Court in the Final Order (with the prior written consent of AcquireCo, the Company and the Purchaser, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated July 6, 2025 among the Purchaser, AcquireCo and the Company to which this Plan of Arrangement is attached as Schedule A, together with the Company Disclosure Letter and the Purchaser Disclosure Letter;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

“AcquireCo” means International Royalty Corporation, a corporation incorporated under the laws of Canada;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction or decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;

“BCBCA” means the Business Corporations Act (British Columbia);

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Denver, Colorado, Toronto, Ontario or Vancouver, British Columbia;

“Company” means Sandstorm Gold Ltd., a corporation existing under the laws of the Province of British Columbia;

“Company Equity Incentive Plans” means, collectively, the Company Option Plan, the Company RSR Plan and the Company PSR Plan;

“Company Incentive Awards” means, collectively, the Company Options, Company RSRs and Company PSRs;

MANAGEMENT INFORMATION CIRCULAR

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably;

“Company Option Plan” means the amended and restated stock option plan of the Company effective May 10, 2013;

“Company Options” means the outstanding options to purchase Company Shares granted under the Company Option Plan;

“Company PSR Plan” means the performance share plan of the Company effective December 12, 2024;

“Company PSRs” means the outstanding performance share rights granted under the Company PSR Plan;

“Company RSR Plan” means the restricted share plan of the Company effective April 4, 2011;

“Company RSRs” means the outstanding restricted share rights granted under the Company RSR Plan;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares, as the context requires;

“Company Shares” means the common shares in the capital of the Company;

“Consideration” means the consideration in the form of Purchaser Shares equal to the Exchange Ratio for each Company Share to be issued to Company Shareholders pursuant to Section 2.3(c) of this Plan of Arrangement;

“Consideration Shares” means the Purchaser Shares to be issued to Company Shareholders pursuant to Section 2.3(c) hereof;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., or such other Person as the Parties may appoint (acting reasonably) to act as depositary in respect of the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a);

“Dissent Shares” means the Company Shares held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Dissent Shares;

“DRS Advice” has the meaning specified in Section 3.1;

“Effective Date” means the date upon which the Arrangement becomes effective in accordance with Section 2.11(a) of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as the Purchaser and the Company agree to in writing before the Effective Date;

“Exchange Ratio” means 0.0625;

MANAGEMENT INFORMATION CIRCULAR

“Final Order” means the final order of the Court made pursuant to Section 291 of the BCBCA, in a form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, including as such order may be amended, supplemented, modified or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any international, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, international arbitration institution, commission, board, ministry bureau, agency or entity, domestic or foreign, including the Canadian Securities Authorities and the U.S. SEC; (b) any stock exchange, including the TSX, the NYSE and Nasdaq; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court after being informed of the intention of the Parties to rely upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Consideration Shares to be issued pursuant to the Arrangement as contemplated by Section 2.3 of the Arrangement Agreement, in a form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, supplemented, modified or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“IRS” means the U.S. Internal Revenue Service;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be delivered to registered Company Shareholders for use in connection with the Arrangement;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, lease, sublease, restriction, easement, right-of-way, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Nasdaq” means the Nasdaq Global Select Market;

“Notice of Dissent” means a written notice provided by a Company Shareholder that is a registered holder of Company Shares to the Company setting forth such Company Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights;

“NYSE” means the New York Stock Exchange;

MANAGEMENT INFORMATION CIRCULAR

“Parties” means, together, the Purchaser, AcquireCo and the Company, and “Party” means any one of them, as the context requires;

“Payout Percentage” means 200%;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with this plan of arrangement or upon the direction of the Court in the Final Order with the consent of the Company, AcquireCo and the Purchaser, each acting reasonably;

“Purchaser” means Royal Gold, Inc., a corporation existing under the laws of the State of Delaware;

“Purchaser Shares” means the common stock, par value U.S.$0.01 per share, in the capital of the Purchaser;

“Registrar” means the Registrar of Companies for the Province of British Columbia duly appointed under Section 400 of the BCBCA;

“Section 338(g) Election” has the meaning set out in Section 3.10;

“Tax Act” means the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Act” means the United States Securities Act of 1933; and

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Step by number or letter or both refer to the Article, Section or Step, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

MANAGEMENT INFORMATION CIRCULAR

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “$” refers to U.S. dollars.

1.7	No Strict Construction

The language used in this Plan of Arrangement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.8	Statutory, Contractual and Other References

A reference to a statute includes all rules, regulations and policies made pursuant thereto and, unless otherwise specified, the provisions of any statute, rule, regulation or policy that amends, supplements or supersedes such statute, rule, regulation or policy. A reference to an agreement, plan, order, disclosure document or filing made pursuant to applicable Law refers to such agreement, such plan, such disclosure document or such filing, as the case may be, including all schedules, exhibits, appendices and other annexes appended thereto by whatever name and any documents or information incorporated by reference (unless otherwise specified in such agreement, plan, disclosure document or filing), as amended from time to time and in whatever form such amendment is duly and validly made, including by amendment and restatement, by notice, by side letter, by supplement or otherwise.

1.9	Inclusion

In this Plan of Arrangement, “including” means including without limitation, and “include” and “includes” have a corresponding meaning.

1.10	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.11	Time

Time is of the essence in the performance of the Parties’ respective obligations hereunder.

1.12	Time References

In this Plan of Arrangement, unless otherwise specified, any references to time are to local time, Vancouver, British Columbia.

1.13	Other Definitions

Capitalized terms that are used herein but not defined shall have the meanings ascribed thereto in the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set out in this Plan of Arrangement.

2.2	Effectiveness

This Plan of Arrangement will become effective at the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on the Purchaser, the Company, AcquireCo, the Depositary, the Company Shareholders, including the Dissenting Shareholders, and the holders of Company Incentive Awards, in each case, without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

2.3	The Arrangement

The following steps shall occur and shall be deemed to occur, commencing at the Effective Time, sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), and without any further authorization, act or formality on the part of any Person:

Treatment of Company RSRs

(a)

each Company RSR outstanding immediately prior to the Effective Time, whether vested or unvested, notwithstanding the terms of the Company RSR Plan, shall and shall be deemed to be immediately and unconditionally vested to the fullest extent, and shall be settled by the Company at the Effective Time in exchange for Company Shares (provided that no share certificates shall be issued with respect to such Company Shares), less any applicable withholdings pursuant to Section 3.7 and such Company Shares shall be transferred to AcquireCo pursuant to Section 2.3(c) at the time and for the Consideration provided therein, and:

(i)

the holders of such Company RSRs shall cease to be holders thereof and to have any rights as holders of such Company RSRs, other than the right to receive the consideration to which they are entitled under this Section 2.3(a);

(ii)	such holders’ names shall be, and shall be deemed to be, removed from the register of the Company RSRs maintained by or on behalf of the Company; and

(iii)	all agreements relating to the Company RSRs shall be terminated and shall be of no further force and effect.

Dissenting Shareholders

(b)

Each Dissent Share shall be and shall be deemed to be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to AcquireCo in accordance with, and for the consideration contemplated in, Section 4.1, and:

(i)

such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the central securities register of the Company in respect of each

MANAGEMENT INFORMATION CIRCULAR

such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 4.1;

(ii)

such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and

(iii)	AcquireCo shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens, and the central securities register of the Company shall be revised accordingly.

Transfer of Company Shares to AcquireCo

(c)

Each Company Share (other than Company Shares held by the Purchaser or an affiliate of the Purchaser) shall be and shall be deemed to be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to AcquireCo in exchange for the Consideration that will be delivered by AcquireCo for each such Company Share so transferred, in each case subject to Section 3.4 and Section 3.7. In respect of the Company Shares so transferred:

(i)

the holder thereof shall cease to be, and shall be deemed to cease to be, the registered or beneficial holder of each such Company Share and the name of such registered holder shall be removed from the central securities register of Company;

(ii)	the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Company Share; and

(iii)

AcquireCo shall be the holder of all of the outstanding Company Shares (other than the Company Shares held by the Purchaser or an affiliate of the Purchaser), free and clear of all Liens, and the central securities register of the Company shall be revised accordingly.

Treatment of Company Options and Company PSRs

(d)

Notwithstanding Section 4.4 of the Company Option Plan, each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall fully vest, and such Company Option shall remain outstanding in accordance with the terms of the Company Option Plan, and following the Effective Time, upon exercise of such Company Option, such Company Option shall entitle the holder to receive, pursuant to the terms of the Company Option and in accordance with the terms of the Company Option Plan, such number of Purchaser Shares equal to: (A) the number of Company Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Purchaser Shares, at an exercise price equal to the quotient determined by dividing: (X) the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. For greater certainty, notwithstanding Section 4.4 of the Company Option Plan, except as otherwise set out herein, the original grant agreement evidencing a Company Option, all terms and conditions of such Company Option, including the expiry date, and the conditions to and manner of exercising such Company Option existing prior to the Effective Time, shall remain the same and such Company Option shall continue to be the same Company Option after the Effective Time.

MANAGEMENT INFORMATION CIRCULAR

(e)

Notwithstanding any vesting or exercise or other provisions to which a Company PSR might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company PSR Plan), each Company PSR that is outstanding immediately prior to the Effective Time shall fully vest, and shall be deemed to fully vest, and shall be, and shall be deemed to be, transferred by the holder thereof to the Company in exchange for a cash payment from the Company equal to the Fair Market Value (as defined in the Company PSR Plan) of one Company Share on the last trading day prior to the Effective Date multiplied by the Payout Percentage, less any applicable withholdings pursuant to Section 3.7, and each such Company PSR shall be immediately cancelled and

(i)

the holders of such Company PSRs shall cease to be holders thereof and to have any rights as holders of such Company PSRs, other than the right to receive the consideration to which they are entitled under this Section 2.3,

(ii)	such holders’ names shall be, and shall be deemed to be, removed from the register of the Company PSRs maintained by or on behalf of the Company, and

(iii)	all agreements relating to the Company PSRs shall be terminated and shall be of no further force and effect.

The exchanges and cancellations provided for in this Section 2.3 will be deemed to occur at or following the Effective Time as provided for in this Section 2.3, notwithstanding that certain procedures related thereto are not completed until after the Effective Date.

ARTICLE 3

DELIVERY OF CONSIDERATION

3.1	Deposit and Payment of Consideration

(a)

Following receipt of the Final Order and no later than the business day prior to the Effective Date, the Purchaser shall deposit in escrow, or cause to be deposited in escrow, with the Depositary, sufficient Purchaser Shares to satisfy the Consideration payable to the Company Shareholders in accordance with Section 2.3, which shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of this Article 3.

(b)

Upon surrender to the Depositary for cancellation of a certificate or a direct registration statement advice (a “DRS Advice”) which immediately prior to the Effective Time represented one or more Company Shares that were transferred under the Arrangement, together with a duly completed and executed Letter of Transmittal and such other documents and instruments as the Depositary or the Purchaser may reasonably require, the holder of the Company Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder (in each case less any amounts withheld pursuant to Section 3.7 (if any)), the applicable Consideration that such holder has the right to receive, and the certificate or DRS Advice so surrendered shall forthwith be cancelled.

(c)

In the event of a transfer of ownership of Company Shares which was not registered in the transfer records of the Company, the Consideration that such holder has the right to receive, subject to Section 2.3, shall be delivered to the transferee if the certificate or DRS Advice which immediately prior to the Effective Time represented Company Shares that were exchanged for the Consideration under the

MANAGEMENT INFORMATION CIRCULAR

Arrangement is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer.

(d)

After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(b), each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares, other than the Dissent Shares, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with Section 2.3, less any amounts withheld pursuant to Section 3.7 (if any).

3.2	Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Consideration Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged for Consideration Shares pursuant to Sections 2.3(c) until the holder of such certificate shall surrender such certificate in accordance with Section 3.1. Subject to applicable Law, at the time of such surrender of any such certificate (or, in the case of clause (b) below, at the appropriate payment date), there shall be paid to the holder of the certificates representing Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(c), without interest, (a) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Consideration Shares to which such holder is entitled pursuant hereto, and (b) to the extent not paid under clause (a), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and the payment date subsequent to surrender payable with respect to such Consideration Shares.

3.3	Deemed Fully Paid and Non-Assessable Shares

All Consideration Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

3.4	No Fractional Shares

No fractional Consideration Shares shall be issued upon the exchange of Company Shares pursuant to Sections 2.3(c) and 3.1. Where the aggregate number of Consideration Shares to be issued to a Company Shareholder pursuant to Sections 2.3(c) and 3.1 as consideration under the Arrangement would result in a fractional Consideration Share being issuable, such fractional Consideration Share shall be rounded up to the nearest whole Consideration Share in the event that a Company Shareholder is entitled to a fractional share representing 0.5 or more of a Consideration Share and shall be rounded down to the nearest whole Consideration Share in the event that a Company Shareholder is entitled to a fractional share representing less than 0.5 of a Consideration Share.

3.5	Lost Certificates

In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Company Shares, which were exchanged in accordance with Section 2.3(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the aggregate Consideration which such holder is entitled to receive in accordance with this Plan of Arrangement. When authorizing such delivery of the aggregate Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to AcquireCo, the Purchaser and the Depositary in such amount as AcquireCo, the Purchaser and the Depositary may direct (each acting reasonably), or otherwise indemnify AcquireCo, the Purchaser and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to AcquireCo, the Purchaser and the

MANAGEMENT INFORMATION CIRCULAR

Depositary (each acting reasonably), against any claim that may be made against AcquireCo, the Purchaser or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed.

3.6	Extinction of Rights

Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 2.3(c) that is not deposited with all other instruments required by Section 3.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of the Company, AcquireCo or the Purchaser. On such date, the Consideration Shares to which the former holder of the certificate or DRS Advice referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to the Purchaser or AcquireCo, as applicable. None of the Purchaser, AcquireCo, the Company or the Depositary shall be liable to any Person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.7	Withholding Taxes

The Purchaser, AcquireCo, the Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement or under this Plan of Arrangement (including any amounts payable pursuant to Section 2.3, Article 3 and Article 4 of this Plan of Arrangement), and from all dividends, interest, and other amounts payable or distributable to any former Company Shareholder or former holders of Company Incentive Awards, such amounts as the Purchaser, AcquireCo, the Company, the Depositary and their respective Subsidiaries or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of local, state, federal, provincial or foreign Law. The Purchaser, AcquireCo, the Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall exercise commercially reasonable efforts to reduce or eliminate any deduction or withholding with respect to payments made pursuant to the Arrangement and under this Agreement and shall be entitled to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate authority or Person in accordance with applicable Law. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the amount otherwise payable, the Purchaser, the Company, AcquireCo, the Depositary, their respective Subsidiaries and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of (or otherwise require the recipient of such payment to irrevocably direct the sale through a broker and irrevocably direct the broker to pay the proceeds of such sale of) such portion of the Consideration or other amounts payable or distributable pursuant to Section 2.3, Article 3 or Article 4 of this Plan of Arrangement as is necessary in order to fully fund such deduction or withholding requirement, and the payor shall use commercially reasonable efforts to notify the recipient of such payment of such withholding and sale, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder.

3.8	Transfer Free and Clear

For greater certainty, any transfer or exchange of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

MANAGEMENT INFORMATION CIRCULAR

3.9	Interest

Under no circumstances shall interest accrue or be paid by the Company, AcquireCo, the Purchaser, the Depositary or any other Person to any Company Shareholder or other Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of the Company Shares immediately existing prior to the Effective Time.

3.10	Income Tax Elections

The Purchaser shall have the sole and exclusive right, in its discretion, to make an election under Section 338(g) of the U.S. Tax Code, and any corresponding elections under state, local or non-U.S. law (collectively, a “Section 338(g) Election”), with respect to the transfer of Company Shares to AcquireCo and any of the Company’s subsidiaries that qualify as target affiliates within the meaning of Treasury Regulation Section 1.338-2(c). Any Taxes arising as a result of the Purchaser’s Section 338(g) Election shall be borne exclusively by the Purchaser. The Purchaser shall deliver to each Company Shareholder (other than holders of Dissent Shares and Company Shares held by Purchaser or an affiliate of Purchaser) a copy of IRS Form 8883 (or successor form) and any other relevant forms or filings relating to the Section 338(g) Election within a reasonable time after filing and any additional forms or documentation reasonably requested by any Company Shareholder.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Dissent Rights

(a)

Pursuant to the Interim Order, Company Shareholders who are registered holders of Company Shares as of the record date of the Company Meeting may exercise rights to dissent in connection with the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order (“Dissent Rights”), with respect to all (but not less than all) of the Company Shares held by such Company Shareholder, provided that the Notice of Dissent contemplated by Section 242 of the BCBCA, as may be modified by the Interim Order, must be received by the Company by 4:00 p.m. on the date that is at least two business days prior to the date of the Company Meeting, or any date to which the Company Meeting may be postponed or adjourned, and provided further that holders who duly exercise such Dissent Rights and who:

(i)

are ultimately entitled to be paid the fair value of their Dissent Shares: (A) will be entitled to be paid the fair value of such Dissent Shares by AcquireCo, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(b), if applicable); (C) shall be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens, to AcquireCo in accordance with Section 2.3(b); and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Company Shares, and shall be entitled to receive only the Consideration pursuant to Section 2.3(c) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

MANAGEMENT INFORMATION CIRCULAR

(b)

In no circumstances shall the Purchaser, AcquireCo, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised as of the record date of the Company Meeting and as of the deadline for exercising such Dissent Rights.

(c)

In no case shall the Purchaser, AcquireCo, the Company or any other Person be required to recognize holders of Company Shares who exercise Dissent Rights as holders of Company Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of the Company at the time at which the step in Section 2.3(b) occurs.

(d)

For greater certainty, in addition to any other restrictions in the Interim Order and under Section 238 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) a holder of any Company Incentive Awards in respect of such holder’s Company Incentive Awards; (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; and (iii) any other Person who is not a registered Company Shareholder as of the record date for the Company Meeting.

ARTICLE 5

GENERAL

5.1	Paramountcy

From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to the Company Shares and the Company Incentive Awards issued prior to the Effective Time, and (b) the rights and obligations of the holders of Company Shares, the holders of Company Incentive Awards, the Parties, the Depositary and any trustee or transfer agent therefor in relation thereto, and any other Person having any right, title or interest in or to Company Shares and Company Incentive Awards, shall be solely as provided for in this Plan of Arrangement.

5.2	Amendment

(a)

The Purchaser and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) agreed to in writing by AcquireCo, the Company and the Purchaser, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iii) communicated to Company Shareholders and the holders of Company Incentive Awards if and as required by the Court.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Purchaser and the Company at any time prior to the Company Meeting (provided, however, that the Company and the Purchaser shall have consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of AcquireCo, the Purchaser and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

MANAGEMENT INFORMATION CIRCULAR

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and the Purchaser without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Purchaser, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Company Shareholders or holders of Company Incentive Awards.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

5.3	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

ARTICLE 6

U.S. SECURITIES LAW EXEMPTION

6.1	U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Company, AcquireCo and the Purchaser each agree that this Plan of Arrangement will be carried out with the intention that all Consideration Shares issued pursuant to this Plan of Arrangement, whether in the United States, Canada or any other country, be issued or granted, as the case may be, and exchanged, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and applicable state securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. To the extent necessary, to provide for the issuance of freely tradeable shares, the Purchaser shall, on or as promptly as practicable following the Effective Date, file one or more registration statements on Form S-8 with the U.S. SEC to register the issuance of Purchaser Shares upon exercise of Company Options from time to time after the Effective Time. The Purchaser has also agreed to apply and use commercially reasonable efforts to obtain approval for listing on Nasdaq by the Effective Time of the Consideration Shares and the Purchaser Shares issuable upon exercise of any Company Options.

MANAGEMENT INFORMATION CIRCULAR

Appendix C

Interim Order

See attached.

No. S-256641 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

SANDSTORM GOLD LTD., ROYAL GOLD, INC.

AND INTERNATIONAL ROYALTY CORPORATION

SANDSTORM GOLD LTD.

PETITIONER

ORDER MADE AFTER APPLICATION

(Interim Order)

	)		)
BEFORE	)	ASSOCIATE JUDGE MUIR	)	SEPTEMBER 8, 2025
	)		)

ON THE APPLICATION of the Petitioner, Sandstorm Gold Ltd. (“Sandstorm” or the “Company”), for an Interim Order pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”) in connection with a proposed arrangement (the “Arrangement”) involving Sandstorm, Royal Gold, Inc. (“Royal Gold”) and International Royalty Corporation, a wholly-owned Canadian subsidiary of Royal Gold (“AcquireCo”), to be effected on the terms and subject to the conditions set out in a plan of arrangement (the “Plan of Arrangement”), without notice, coming on for hearing to be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia V6Z 2E1 on September 8, 2025, at 9:45 a.m.; and UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) as a basis for an exemption from the registration requirements thereof with respect to securities issued under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair to those who will receive securities pursuant to the proposed Plan of Arrangement; and ON HEARING Jessica Lewis, counsel for Sandstorm, and upon reading the Petition to the Court herein, the Affidavit #1 of John P.A. Budreski sworn on September 3, 2025 and filed herein (the “Budreski Affidavit”);

THIS COURT ORDERS THAT:

DEFINITIONS

1.

As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft Management Information Circular (the “Circular”) of Sandstorm, attached as Exhibit “A” to the Budreski Affidavit.

MEETING

2.

Pursuant to Sections 186 and 288-291 of the BCBCA, Sandstorm is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Company (the “Company Shares”) to be held on October 9, 2025 at 8:00 a.m. (Vancouver time) in the Gold Boardroom at the Company’s head office located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6, for the following purposes:

(a)

to consider and, if deemed acceptable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “A” to the Circular, to approve the Arrangement on the terms and subject to the conditions set out in the Plan of Arrangement; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjourned or postponed Meeting.

3.

The Meeting shall be called, held and conducted in accordance with the BCBCA, the Circular, the articles of Sandstorm, the terms of this Interim Order, applicable securities laws, any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.

Notwithstanding the provisions of the BCBCA and the articles of Sandstorm, and subject to the terms of the Arrangement Agreement, as amended, Sandstorm, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Arrangement Agreement, notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice by one of the methods specified in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of Sandstorm.

5.	The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting, unless Sandstorm determines that it is advisable.

AMENDMENTS

6.

Sandstorm is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement and the Plan of Arrangement, such amendments, revisions or supplements to the Arrangement Agreement, the Plan of Arrangement, the notice of Meeting and the Circular, as it may determine without any additional notice to the Shareholders or further orders of this Court, and the Arrangement Agreement, Plan of Arrangement, notice of Meeting and Circular as so amended, revised and supplemented shall be the Arrangement Agreement, the Plan of Arrangement, the notice of Meeting or the Circular, respectively, submitted to the Meeting.

RECORD DATE

7.

Subject to paragraph 5 of this Interim Order, the record date for the determination of Shareholders entitled to receive notice of, attend and to vote at the Meeting is the close of business (Vancouver time) on September 8, 2025 (the “Record Date”).

NOTICE OF MEETING

8.

The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Sandstorm shall not be required to send to the Shareholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9.

The Circular (which includes the Notice of Hearing of Petition), letter of transmittal, the voting instruction form, and the form of proxy, in substantially the same forms as contained in Exhibits “A” to “C” to the Budreski Affidavit (collectively referred to as the “Meeting Materials”), with such deletions, amendments or additions thereto as counsel for Sandstorm may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)

the Registered Shareholders as they appear on the central securities register of Sandstorm as at the close of business on the Record Date at least 21 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to the Shareholders at their addresses as they appear in the applicable records of Sandstorm or its registrar and transfer agent as at the Record Date;

(ii)	by delivery in person or by courier to the addresses specified in subparagraph (i) above; or

(iii)

by email or facsimile transmission to any Shareholders who has previously identified himself, herself or itself to the satisfaction of Sandstorm, acting through its representatives, and who requests such email or facsimile transmission;

(b)

the non-Registered Shareholders by providing, in accordance with National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“Nl 54-101”), the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to the beneficial owners in accordance with Nl 54-101; and

(c)

the directors and auditors of Sandstorm by prepaid ordinary mail, by delivery in person or by courier, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting. Sandstorm is at liberty to give notice of the Meeting and these proceedings to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

10.

The Circular with such deletions, amendments or additions thereto as counsel for Sandstorm may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to all holders of Company Options, Company RSRs and Company PSRs (the “Company Incentive Award Holders”) who are not also a Shareholder or director of the Company, by any method set out in paragraph 9.

11.

In the event of a postal strike, lockout or event that prevents, delays or otherwise interrupts mailing or delivery of the Meeting Materials and Circular by prepaid ordinary mail (the “Postal Service Disruption”) as provided for in paragraphs 9 and 10:

a.	Sandstorm shall cause an advertisement (the “Advertisement”) to be placed in a major daily newspaper of national circulation, stating:

i.	the date, place, and time of the Meeting;

ii.

the measures implemented by Sandstorm to ensure delivery or transmission of proxies or other Meeting Materials by the Shareholders to Sandstorm in relation to the Meeting within the required time period and at no cost to the Shareholders; and

iii.

that the Meeting Materials are available, without charge, for review via the internet at the SEDAR+ website (www.sedarplus.ca) or for delivery to Shareholders by electronic mail or by courier upon request made to Sandstorm;

b.	the Advertisement shall be made on or before the date upon which notice of the Meeting would otherwise be sent in the event that a Postal Service Disruption had not occurred; and

c.

Sandstorm shall, concurrently with the Advertisement, issue a press release containing the information set out in paragraph 10(a) herein and stating that the Advertisement and press release are being made in accordance with this order in lieu of prepaid ordinary mail due to the Postal Service Disruption.

Delivery of the Meeting Materials in such a manner shall be deemed to satisfy the requirement under Section 169 of the BCBCA and shall be deemed to be good and sufficient service upon the Shareholders, the directors and auditors of Sandstorm and the registry of every document contained in the Meeting Materials.

12.

For proxies, voting instruction forms, and other Meeting Materials that are required to be delivered to Sandstorm for the purposes of the Meeting, Sandstorm shall implement measures that enable Shareholders, during the Postal Service Disruption, to effect delivery or transmission by the Shareholders of said proxies or other materials within the required period at no cost to Shareholders.

13.	Substantial compliance with paragraphs 9, 10 and 11 shall constitute good and sufficient notice of these proceedings and Sandstorm’s application for the Final Order.

14.

Accidental failure of or omission by Sandstorm to give notice to any one or more Shareholder, Company Incentive Award Holder or any other person entitled thereto, or the non-receipt of such notice by one or more Shareholder, Company Incentive Award Holder or any other person entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Sandstorm (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Sandstorm, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.

Provided that notice of the Meeting is given, the Meeting Materials are sent to the Shareholders, the Circular is sent to all Company Incentive Award Holders who are not also a Shareholder or director of the Company, and in each case to other persons entitled to be sent such materials in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived and no other form of service of the Meeting Materials or any portion thereof need be made or notice given, or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court.

DEEMED RECEIPT OF NOTICE

16.

The Meeting Materials (and any amendments, modifications, updates or supplements to the Meeting Materials, and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a)	in the case of mailing pursuant to paragraphs 9(a)(i), 9(b), and 9(c) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b)

in the case of delivery in person pursuant to paragraph 9(a)(ii), 9(b), and 9(c) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above;

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraphs 9(a)(iii), 9(b), and 9(c) above, when dispatched or delivered for dispatch; and

(d)	in the case of the Advertisement, at the time of publication of the Advertisement.

UPDATING MEETING AND NOTICE MATERIALS

17.

Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Shareholders or Company Incentive Award Holders by press release, news release, newspaper advertisement or by notice sent to the Shareholders and Company Incentive Award Holders by any of the means set forth in paragraphs 9, 10 and 11 herein, as determined to be the most appropriate method of communication by the Board.

QUORUM AND VOTING

18.

Quorum for the transaction of business at the Meeting is two Persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued Company Shares enjoying voting rights at the Meeting.

19.

In order to become effective, the Arrangement Resolution must be approved by at least (i) 66 2⁄3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for purposes of Ml 61-101.

20.	In all other respects, the terms, restrictions and conditions set out in the articles of Sandstorm shall apply in respect of the Meeting.

PERMITTED ATTENDEES

21.

The only persons entitled to attend the Meeting shall be (i) the registered Shareholders as of the Record Date, or their respective proxyholders (including non-Registered Shareholders that have instructed the applicable Registered Shareholder to appoint such non-Registered Shareholder as proxyholders to attend the Meeting on their own behalf), (ii) Sandstorm’s directors, officers, auditor and advisors, (iii) representatives of Royal Gold, including any of its respective directors, officers, solicitors and advisors, (iv) representatives of AcquireCo, including any of its respective directors, officers, solicitors and advisors, and (v) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Shareholders as at the Record Date, or their respective proxyholders.

SCRUTINEER

22.	Computershare Investor Services Inc. is authorized to and will act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

23.

Sandstorm is authorized to use the form of proxy (in substantially the same form as attached as Exhibit “C” to the Budreski Affidavit) in connection with the Meeting. Sandstorm is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

24.

The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The Chair of the Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by Shareholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

25.

Each Registered Shareholder as at the close of business on the Record Date may exercise Dissent Rights in respect of the Arrangement. Registered Shareholders who duly and validly exercise such Dissent Rights and who:

(a)

are ultimately entitled to be paid fair value for their Dissent Shares: (A) will be entitled to be paid the fair value of such Dissent Shares by AcquireCo, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) will be deemed not to have participated in the transactions in the Plan of Arrangement (other than as specified in the Plan of Arrangement, if applicable); (C) will be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens, to AcquireCo in accordance with the Plan of Arrangement; and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Registered Shareholder and will be entitled to receive only the Consideration that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

26.

A Registered Shareholder who wishes to dissent must deliver a written notice of dissent (a “Notice of Dissent”) to Sandstorm, c/o Cassels, Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, Attention: Jessica Lewis by 4:00 p.m. (Vancouver time) on or before October 7, 2025 (or by 4:00 p.m. (Vancouver time) on the business day that is two business days immediately preceding the Meeting if it is not held on October 9, 2025), and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA and the Interim Order. Any failure by a Registered Shareholder to fully comply may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Company Shares to deliver the Notice of Dissent.

27.

The delivery of a Notice of Dissent does not deprive a Dissenting Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to any of his or her Company Shares if the Dissenting Shareholder votes in favour of the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

28.

A Registered Shareholder that wishes to exercise Dissent Rights must prepare a separate Notice of Dissent for himself, herself, or itself if dissenting on his, her or its own behalf, and for each other person who beneficially owns Company Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting, and must dissent with respect to all of the Company Shares registered in his, her or its name beneficially owned by the Beneficial Shareholder on whose behalf he or she is dissenting and, if such Registered Shareholder is dissenting on his, her or its own behalf, with respect to all of the Company Shares beneficially owned by and registered in the name of such Registered Shareholder. The Notice of Dissent must set out the number of Company Shares in respect of which the Notice of Dissent is to be sent (the “Notice Shares”) and:

(a)

if such Notice Shares constitute all of the Company Shares of which the holder is the registered and beneficial owner and the holder owns no other Company Shares beneficially, a statement to that effect;

(b)

if such Notice Shares constitute all of the Company Shares of which the holder is both the registered and beneficial owner, but the holder owns additional Company Shares beneficially, a statement to that effect and the names of the registered holders of Company Shares, the number of Company Shares held by each such holder and a statement that written Notice of Dissent are being or have been sent with respect to such other Company Shares; or

(c)

if the Dissent Rights are being exercised by a holder of Company Shares on behalf of a beneficial owner of Company Shares who is not the Dissenting Shareholder, a statement to that effect and the name and address of the beneficial holder of the Company Shares and a statement that the registered holder is dissenting with respect to all Company Shares of the beneficial holder registered in such registered holder’s name.

29.

Subject to further order of this Court, the rights available to the Registered Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient rights of dissent for the Shareholders with respect to the Arrangement.

30.

Notice to the Registered Shareholders of the Dissent Rights with respect to the Arrangement Resolution and to receive the fair value of their Company Shares, subject to the provisions of the BCBCA, as modified by this Interim Order, the Plan of Arrangement, and the Final Order, shall be given by including information with respect to the Dissent Rights in the Circular to be sent to the Shareholders in accordance with this Interim Order.

APPLICATION FOR FINAL ORDER

31.

Upon the approval, with or without variation, by the Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Sandstorm may apply to this Court for, inter alia, an order:

(a)	pursuant to s. 291 (4)(a) of the BCBCA, approving the Arrangement; and

(b)

pursuant to s. 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to those who will receive consideration provided for in the Plan of Arrangement;

(collectively, the “Final Order”),

and the hearing of the application for Final Order shall be held at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on October 15, 2025, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct and the hearing of the Petition is hereby adjourned to October 15, 2025.

32.

Upon approval, with or without variation, by the Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Company may apply to this Court for final approval of the Arrangement, at a hearing at which the substantive and procedural fairness of the Arrangement is considered and at which all persons to whom securities will be issued under the Arrangement have the right to appear, subject to paragraph 34 of this Order, which final order will serve as a basis of a claim to the exemption under Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act regarding the issuance and distribution of securities pursuant to the Plan of Arrangement.

33.

The form of Notice of Hearing of Petition in connection with the Final Order attached to the Budreski Affidavit as Exhibit “B” is hereby approved as the form of Notice of Proceedings for such approval.

34.

Any Shareholder, other securityholder of Sandstorm, or any other interested person seeking to appear at the hearing of the application for the Final Order shall file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at:

CASSELS, BROCK & BLACKWELL LLP

Barristers and Solicitors

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

Attention: Jessica Lewis

Fax number for delivery: (604) 691 6120

Telephone: (778) 372 6791

by or before 4:00 p.m. (Vancouver time) on October 7, 2025 or in the case of an adjournment, the date that is two business days prior to the date of the hearing of the application for the Final Order.

35.

Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9, 10, and 11, as applicable, of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings, except as provided in paragraphs 36 and 37 below. In particular, service of the Petition to the Court herein and the Budreski Affidavit and additional affidavits as may be filed, is dispensed with.

36.

The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Royal Gold, the solicitors for AcquireCo, the solicitors for Horizon Copper Corp. (“Horizon”) and any persons who have delivered a Response in accordance with this Interim Order.

37.

In the event the hearing for the Final Order is adjourned, only the solicitors for Royal Gold, the solicitors for AcquireCo, the solicitors for Horizon, and those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

38.	Sandstorm shall, subject to the terms of the Arrangement Agreement, be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

39.	The provisions of Rules 8-1, and 16-1 of the Supreme Court Civil Rules be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.

40.	To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Sandstorm, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Lawyer for Sandstorm
Jessica Lewis

By the Court

Registrar

MANAGEMENT INFORMATION CIRCULAR

Appendix D

Notice of Hearing of Petition

See attached.

No. S-256641

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

SANDSTORM GOLD LTD., ROYAL GOLD, INC.

AND INTERNATIONAL ROYALTY CORPORATION

SANDSTORM GOLD LTD.

PETITIONER

NOTICE OF HEARING OF PETITION

To:    The holders (the “Shareholders”) of common shares and the holders (the “Company Incentive Award Holders”) of Company Options, Company RSRs and Company PSRs.

NOTICE IS HEREBY GIVEN that a Petition has been filed by Sandstorm Gold Ltd. (“Sandstorm”) in the Supreme Court of British Columbia (the “Court”) for approval of an arrangement (the “Arrangement”), involving Sandstorm, Royal Gold, Inc. (“Royal Gold”) and International Royalty Corporation, a wholly-owned Canadian subsidiary of Royal Gold, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto (the “BCBCA”);

AND NOTICE IS FURTHER GIVEN that by Order of Associate Judge Muir, an Associate Judge of the Supreme Court of British Columbia, dated September 8, 2025 (the “Interim Order”), the Court has given directions as to the calling of a meeting of the Shareholders for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms of the Arrangement are fair and reasonable, procedurally and substantively, to all those who will receive consideration pursuant to the Arrangement shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on October 15, 2025 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the “Final Application”); and

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, and after consideration of the substantive and procedural fairness of the Arrangement, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to securities issued under the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules, together with any affidavits and other material on which that person intends to rely at the hearing of the Final Application, and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on October 7, 2025, or in the case of an adjournment, the date that is two business days prior to the date of the hearing of the application for the Final Order.

The Petitioner’s address for delivery is:

CASSELS, BROCK & BLACKWELL LLP

Barristers and Solicitors

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

Attention: Jessica Lewis

Fax number for delivery: (604) 691 6120

Telephone: (778) 372 6791

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION, after a hearing upon and consideration of the substantive and procedural fairness of such terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued under the Arrangement have the right to appear and have received sufficient and timely notice thereof, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Shareholders and the Company Incentive Award Holders.

A copy of the Petition, affidavits and other documents in the proceeding will be furnished to any Shareholder upon request in writing addressed to the solicitors of Sandstorm at the address for delivery set out above.

Date: September 8, 2025
Signature of lawyer for Sandstorm
Jessica Lewis

MANAGEMENT INFORMATION CIRCULAR

Appendix E

NBF Fairness Opinion

See attached.

July 6, 2025

The Board of Directors and Special Committee of

Sandstorm Gold Ltd.

Suite 3200, 733 Seymour Street

Vancouver, B.C. V6B 0S6

Canada

To the Board of Directors and Special Committee:

National Bank Financial Inc. (“NBF”, “we”, or “us”) understands that Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) and Royal Gold Inc. (the “Acquiror”) propose to enter into a definitive arrangement agreement to be dated July 6, 2025 (the “Arrangement Agreement”), pursuant to which the Acquiror will acquire all of the issued and outstanding common shares (the “Company Shares”) of the Company and pursuant to which each holder of Company Shares will be entitled to receive, in exchange for each Company Share held, 0.0625 shares of common stock of the Acquiror (the “Consideration”).

We understand the acquisition is proposed to be effected by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) and will require the approval of at least (i) 66 2/3% of the votes cast by holders of Company Shares present in person or represented by proxy and entitled to vote at the special meeting of shareholders held by the Company for such purpose (the “Meeting”), (ii) a simple majority of the votes cast by holders of Company Shares present in person or represented by proxy and entitled to vote at the Meeting, excluding votes from certain shareholders required to be excluded in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and (iii) a simple majority of the votes cast by holders of common stock of the Acquiror (“Acquiror Shares”) present in person or represented by proxy and entitled to vote at the special meeting of stockholders held by the Acquiror for such purpose, to allow the Acquiror to issue the Consideration under the terms of the Arrangement Agreement. The terms and conditions of the Arrangement Agreement will be more fully described in a management information circular of the Company (the “Circular”) which will be mailed to the holders of Company Shares (each, a “Shareholder”) in connection with the Arrangement.

We further understand that concurrently with the Arrangement Agreement, the Acquiror will enter into a definitive arrangement agreement with Horizon Copper Corp. (“Horizon Copper”), pursuant to which the Acquiror will acquire all of the issued and outstanding common shares of Horizon Copper (the “Horizon Shares”) in an all-cash transaction for consideration of $2.00 for each Horizon Share outstanding (the “Horizon Transaction”). We also understand that the completion of the Arrangement will be subject to the completion of the Horizon Transaction.

Engagement of National Bank Financial

The Company initially contacted NBF on May 26, 2025 regarding a potential advisory assignment. NBF was formally engaged by the Company pursuant to an agreement dated June 26, 2025 (the “Engagement Letter”) to act as financial advisor to the special committee (the “Special Committee”) of the board of directors of the Company (the “Board of Directors”) in connection with the Arrangement, including by providing advice and assistance to the Special Committee with respect to considering the Arrangement and by preparing and delivering an opinion (the “Opinion”) to the Special Committee and the Board of

Directors as to the fairness from a financial point of view of the Consideration to be received by the Shareholders pursuant to the Arrangement.

Pursuant to the Engagement Letter, NBF will be paid a fixed fee for the delivery of the Opinion, as well as a separate fee for its services as financial advisor to the Company that is contingent on completion of the Arrangement or an alternative transaction (which is to be reduced by an amount equal to the fee paid for the delivery of the Opinion). In addition, NBF is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company for certain liabilities that may arise out of the performance of professional services rendered by NBF under the Engagement Letter.

NBF has not been asked to prepare and has not prepared a formal valuation (as defined in MI 61-101) of any of the securities or assets of the Company and this Opinion should not be construed as such.

Independence of NBF

Neither NBF nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of the Company, the Acquiror, or any other interested party (as such term is defined in MI 61-101) or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither NBF nor any of its affiliates has been engaged to provide any financial advisory services, nor has NBF or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company pursuant to the Engagement Letter; (ii) acting as a co-lead arranger, joint book runner, and lender to the Company as part of its corporate credit facilities; (iii) acting as a participant and lender to the Acquiror as part of its corporate credit facilities; and (iv) acting as a co-lead arranger, joint book runner, and lender to Horizon Copper as part of its corporate credit facilities. The fees payable to NBF and its affiliates in connection with the foregoing are not financially material to NBF and its affiliates.

Other than as set forth above, there are no understandings, agreements or commitments between NBF and the Interested Parties with respect to any future business dealings. NBF may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, National Bank of Canada (“NBC”), of which NBF is a wholly-owned subsidiary, or one or more affiliates of NBC, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or the Acquiror and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. NBF, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Acquiror.

Credentials of NBF

NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion is the opinion of NBF, and the form and content herein has been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out (as the case may be), among other things, the following:

a)	draft of the Arrangement Agreement and the schedules thereto, including the draft Plan of Arrangement;

b)

publicly available documents regarding the Company, including, as applicable, annual and quarterly reports, financial statements, management’s discussion and analysis, annual information forms, management circulars, NI 43-101 technical reports, and other filings deemed relevant;

c)

publicly available documents regarding the Acquiror, including annual and quarterly reports, financial statements, management’s discussion and analysis, proxy statements, technical reports, and other filings deemed relevant;

d)	certain internal management budgets, analysis and financial models prepared by or on behalf of the management of the Company and the Acquiror that were provided to us in the course of our engagement;

e)	access to certain other non-public information prepared and provided to us by the Company, primarily financial in nature, concerning the Company’s business, assets, liabilities and prospects;

f)

various reports published by equity research analysts and industry sources regarding the Company, the Acquiror and other public companies, to the extent deemed relevant by us, in the exercise of our professional judgment;

g)

trading statistics and selected financial information of the Company, the Acquiror and other selected public companies, to the extent deemed relevant by us, in the exercise of our professional judgment;

h)	public information with respect to selected precedent transactions considered by us to be relevant, in the exercise of our professional judgment;

i)	consultation with Cassels Brock & Blackwell LLP, Canadian legal advisor to the Company, and Fasken Martineau DuMoulin LLP, legal advisor to the Special Committee;

j)	such other information, discussions and analyses as NBF considered, in the exercise of our professional judgment, necessary or appropriate in the circumstances; and

k)	a certificate addressed to NBF, from senior officers of the Company regarding the completeness and accuracy of the information upon which this Opinion is based.

NBF has not, to the best of its knowledge, been denied access by the Company to any information under the control of the Company that has been requested by NBF.

Prior Valuations

Senior Officers of the Company have represented to NBF (on behalf of the Company and not in their personal capacity) that, to the best of their knowledge, there have been no prior valuations (as defined in MI 61-101) of the Company or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

NBF has relied upon the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, its subsidiaries or their respective directors, officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). We have assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make the Information not misleading. Our Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not been requested to nor, subject to the exercise of professional judgment, have we attempted to verify independently the completeness, accuracy or fair presentation of the Information.

Senior officers of the Company have represented to NBF in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries, associates or affiliates or their respective representatives, was, at the date the Information was provided to NBF, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any such statement was made (except to the extent that any such Information has been superseded by Information that has been publicly disclosed or subsequently delivered in writing to NBF); and that (ii) since the dates on which the Information was provided to NBF, except as disclosed to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion (based on their understanding of the assumptions used and the scope of work undertaken by NBF), provided that in no way shall any of the foregoing representations detract from the obligation of NBF to exercise its professional judgment.

With respect to any forecasts, projections, estimates and/or budgets provided by the Company or the Acquiror, as applicable, used in its analyses, NBF notes that projecting future results of any company is inherently subject to uncertainty. NBF has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared or reviewed using the assumptions identified therein and that such assumptions are (or were at the time) reasonable in the circumstances. NBF has relied upon forecasts, projections, estimates and budgets provided by the Company, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgments of the Company management considering the Company’s business, plans, financial condition and prospects, and are not, in the reasonable belief of the Company’s management, misleading in any material respect. In respect of the Acquiror, NBF has relied upon forecasts, projections, estimates, and budgets provided by the Acquiror, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgments of the Acquiror’s management considering the financial and other information and data, advice, opinions, representations and other material provided to the Company by Acquiror with respect to the Acquiror’s business, plans, financial condition and prospects. NBF has assumed that there are no independent valuations or appraisals or material non-independent appraisals or valuations relating to the Company, the Acquiror, or any of their respective subsidiaries or any of their respective material assets or liabilities that have been prepared in two years preceding the date hereof and which have not been provided to NBF.

NBF has assumed that, in all respects material to its analysis, the Arrangement Agreement executed by the parties will be in substantially the form and substance of the draft provided to us, the representations and warranties of the parties to the Arrangement Agreement contained therein are complete, true and correct in all material respects as of the date specified therein, such parties will each perform all of the respective covenants and agreements to be performed by them under the Arrangement Agreement, and all conditions to the obligations of such parties as specified in the Arrangement Agreement will be satisfied or waived. NBF has also assumed that all material approvals and consents required in connection with the consummation of the Arrangement will be obtained (or waived) and, that in connection with any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that would have an adverse effect on the Company.

This Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreement entered into or amended in connection with the Arrangement.

NBF did not meet with the auditors of the Company or the Acquiror and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of the Company and the Acquiror and any reports of the auditors thereon. NBF has assumed that all financial information provided to it was prepared on a basis consistent in all material respects with the accounting policies applied in the Company’s most recent audited consolidated financial statements and does not contain any untrue statement of material fact or omit to state any material fact. We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement and have relied upon, without independent verification, the assessment by the Company and the Acquiror and their legal and tax advisors with respect to such matters. We express no opinion as to the value at which the Acquiror Shares may trade following completion of the Arrangement.

This Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with the management and directors of the Company. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters which NBF believes to be necessary or prudent in the exercise of its professional judgment, many of which are beyond the control of NBF and any party involved in the Arrangement. This Opinion is provided to the Special Committee and the Board of Directors for their respective use only and may not be relied upon by any other person. NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Opinion but is not obligated to do so. The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. NBF believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety.

This Opinion is addressed to and is for the sole use and benefit of the Special Committee and the Board of Directors and may not be referred to, summarized, circulated, publicized or reproduced or disclosed to or used or relied upon by any party without the express written consent of NBF, other than in the Circular in its entirety and a summary thereof (in a form reasonably acceptable to us). This Opinion is not to be construed or used as a recommendation to any Shareholder to vote in favour or against the Arrangement.

Conclusion

Based upon and subject to the foregoing, and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Yours very truly,

(Signed) “National Bank Financial Inc.”

NATIONAL BANK FINANCIAL INC.

MANAGEMENT INFORMATION CIRCULAR

Appendix F

CIBC Fairness Opinion

See attached.

CIBC World Markets Inc. 161 Bay Street, 6th Floor Toronto, Ontario M5J 2S8

July 6, 2025

The Special Committee of the Board of Directors (the “Special Committee”)

of Sandstorm Gold Ltd.

Suite 3200, 733 Seymour Street,

Vancouver, British Columbia V6B 0S6

To the Special Committee:

CIBC World Markets Inc. (“CIBC”, “we”, “us” or “our”) understands that Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) and Royal Gold, Inc. (“Royal Gold”) intend to enter into an arrangement agreement (the “Arrangement Agreement”) pursuant to which, among other things, Royal Gold will acquire all of the issued and outstanding common shares of the Company (each a “Sandstorm Gold Share” and collectively, the “Sandstorm Gold Shares”) for consideration of 0.0625 newly-issued shares of common stock of Royal Gold (the “Royal Gold Shares” or the “Consideration”) for each Sandstorm Gold Share outstanding (such transaction as a whole being defined herein as the “Proposed Transaction”).

We also understand that concurrent with the Proposed Transaction, Royal Gold will enter into an arrangement agreement with Horizon Copper Corp. (“Horizon Copper”) pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Horizon Copper for cash consideration of C$2.00 for each Horizon Copper common share outstanding (the “Horizon Copper Transaction”). We further understand that Sandstorm Gold currently holds an approximately 34% equity stake in Horizon Copper, and that Sandstorm Gold is expected to enter into a voting and support agreement with Royal Gold with respect to the Horizon Copper Transaction. The successful completion of the Horizon Copper Transaction is a condition to the completion of the Proposed Transaction (which condition can be waived by Royal Gold in its sole discretion), and requires approval by at least (i) 66 2/3% of the votes cast by shareholders of Horizon Copper who are present in person or represented by proxy and entitled to vote at a special meeting of Horizon Copper securityholders to be convened to consider the Horizon Copper Transaction (the “Horizon Copper Special Meeting”), (ii) 66 2/3% of the votes cast by shareholders and warrantholders of Horizon Copper who are present in person or represented by proxy and entitled to vote at the Horizon Copper Special Meeting, voting as a single class, and (iii) a simple majority of the votes cast by the shareholders of Horizon Copper who are present in person or represented by proxy and entitled to vote at the Horizon Copper Special Meeting, excluding votes from certain shareholders required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

We further understand that pursuant to the Arrangement Agreement:

a)	the Proposed Transaction will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia);

b)	the completion of the Proposed Transaction will be conditional upon, among other things:

i)

approval by at least (1) 66 2/3% of the votes cast by the shareholders of Sandstorm Gold (each a “Sandstorm Gold Shareholder” and collectively, the “Sandstorm Gold Shareholders”) who are present in person or represented by proxy and entitled to vote at the special meeting (the “Sandstorm Gold Special Meeting”) of the Company of such shareholders, and (2) a simple majority of the votes cast by Sandstorm Gold Shareholders who are present in person or represented by proxy and entitled to vote at the Sandstorm Gold Special Meeting, excluding votes from certain shareholders required to be excluded in accordance with MI 61-101;

ii)	approval by a simple majority of the votes cast by the stockholders of Royal Gold (the “Royal Gold Stockholders”) who are present in person or represented by proxy and entitled to vote at the special meeting of Royal Gold of such stockholders to be held to consider the issuance of the Consideration pursuant to the Proposed Transaction;

iii)	completion of the Horizon Copper Transaction (which condition can be waived by Royal Gold in its sole discretion); and

iv)	approval by the Supreme Court of British Columbia; and

c)

the terms and conditions of the Proposed Transaction will be described in a management information circular of the Company (the “Circular”) that will be mailed to the Sandstorm Gold Shareholders in connection with the Sandstorm Gold Special Meeting.

Engagement of CIBC

By letter agreement dated July 4, 2025, (the “Engagement Agreement”), the Special Committee retained CIBC to act as financial advisor in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Special Committee has requested that we prepare and deliver to the Special Committee our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by Sandstorm Gold Shareholders pursuant to the Arrangement Agreement.

CIBC will be paid a fixed fee for rendering the Opinion, whether or not the Proposed Transaction or any alternative transaction is completed. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture, and valuation matters. The Opinion has been prepared in accordance with the Investment Dealer and Partially Consolidated Rules of Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in the preparation or review of the Opinion.

Relationships with the Interested Parties to the Proposed Transaction

Neither CIBC, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of the Company, Royal Gold, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Within the past two years, in the ordinary course of business and unrelated to the Proposed Transaction, Canadian Imperial Bank of Commerce, an affiliate of CIBC, has been, and is currently, a participant in the lending consortium for the Company’s US$625 million revolving credit facility. Additionally, in June 2023, CIBC acted as co-manager in the Company’s US$150 million at-the-market (“ATM”) program renewal; the ATM program expired on October 22, 2024 and no shares were issued under the program. The fees payable to CIBC and its affiliates in connection with the foregoing are not financially material to CIBC and its affiliates.

In addition, within the past two years, in the ordinary course of business and unrelated to the Proposed Transaction, Canadian Imperial Bank of Commerce, an affiliate of CIBC, acted as co-lead arranger, joint bookrunner, and documentation agent with respect to Royal Gold’s US$1 billion revolving credit facility, and remains part of the lending consortium today. The fees payable to CIBC and its affiliates in connection with the foregoing are not financially material to CIBC and its affiliates.

Apart from any potential renewal of the arrangements referred to in the above paragraphs, there are no understandings, agreements or commitments between CIBC and any of the Interested Parties with respect to future business dealings. CIBC may, in the future, in the ordinary course of business and unrelated to the Proposed Transaction, provide financial advisory, investment banking, lending, or other financial services to one or more of the Interested Parties from time to time, for which CIBC or its affiliates may receive compensation.

In the ordinary course of its business and unrelated to the Proposed Transaction, CIBC and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the parties to the Proposed Transaction and, from time to time, may have executed transactions on behalf of one or more of the parties to the Proposed Transaction for which CIBC or such affiliates received or may receive compensation. As investment dealers, CIBC and certain of our affiliates conduct research on securities and may, in the ordinary course of business and unrelated to the Proposed Transaction, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the parties to the Proposed Transaction.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	a draft of the Arrangement Agreement, dated July 4 2025, and the schedules thereto, including the draft plan of arrangement;

ii)	a draft of the Proposed Transaction announcement press release received on July 5, 2025;

iii)

the audited financial statements, annual reports and annual information forms of the Company for the fiscal years ended December 31, 2023 and 2024, and the unaudited interim financial statements for the three months ended March 31, 2025;

iv)

the audited financial statements, annual reports and annual information forms of Royal Gold for the fiscal years ended December 31, 2023 and 2024, and the quarterly report for the three months ended March 31, 2025;

v)

certain internal financial, operational, corporate and other information concerning the Company that was prepared or provided by the management of the Company, including internal operating and financial projections;

vi)

certain internal financial, operational, corporate and other information concerning Royal Gold that was prepared or provided by the management of Royal Gold, including internal operating and financial projections;

vii)	trading statistics and selected financial information of the Company, Royal Gold, and other selected public companies considered by us to be relevant;

viii)	various reports published by equity research analysts, industry sources regarding the Company, Royal Gold, the royalties industry and other public companies, to the extent deemed relevant by us;

ix)	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and

x)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management regarding past and current business operations, financial condition and future prospects of both the Company and Royal Gold, and with counsel of the Company and the Special Committee regarding the terms and conditions of the Proposed Transaction.

Prior Valuations

Among other things, the Company has represented to CIBC in a certificate of the Chief Executive Officer and Chief Financial Officer of the Company dated the date hereof (the “Officers’ Certificate”) that, to the best of the knowledge, information and belief after due inquiry of the Chief Executive Officer and Chief Financial Officer of the Company, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its affiliates or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to CIBC.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Royal Gold or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, Royal Gold or their respective affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or Royal Gold in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of both Sandstorm Gold and Royal Gold, and the reports of the auditors thereon, as well as the interim unaudited financial statements of Sandstorm Gold and Royal Gold.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning both Sandstorm Gold and Royal Gold and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of each of Sandstorm Gold and Royal Gold, respectively, having regard to the business, plans, financial condition and prospects of each of Sandstorm Gold and Royal Gold.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date specified therein and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us in the Officers’ Certificate, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct as of the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of each of Sandstorm Gold and Royal Gold as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Special Committee for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC, other than the inclusion of the Opinion in its entirety and a summary thereof (in a form reasonably acceptable to CIBC) in the Circular. Our Opinion is not intended to be and does not constitute a recommendation to the Special Committee as to whether they should recommend the approval of the Arrangement Agreement to Sandstorm Gold’s board of directors, nor as a recommendation to any Sandstorm Gold Shareholder as to how to vote or act at the Sandstorm Gold Special Meeting or as an opinion concerning the trading price or value of any securities of Sandstorm Gold or Royal Gold following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the Information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Should this Opinion be executed in any other language, the English version of this Opinion shall be controlling in all respects and any other version is provided solely as a translation. In the event of any inconsistency between the versions, the English version of this Opinion shall prevail.

Description of Sandstorm Gold

Founded in 2007, Sandstorm Gold is a Canadian-based global precious metals streaming and royalty company, with its head office in Vancouver, British Columbia. The Company primarily generates revenue from the sale of precious metals purchased at a pre-determined rate via streaming agreements and through the receipt of royalties over the lives of mines in exchange for an upfront payment. The Company’s portfolio is gold-focused and highly diversified with 226 streams and royalties, of which 40 of the underlying mines are producing. The Company’s key operating assets include a stream and royalty on the Antamina open-pit silver-copper mine in Peru operated by Compañia Minera Antamina S.A., and a stream on the Greenstone gold mine in Canada, operated by Equinox Gold Corp. Its key development assets include a stream and royalty on Hod Maden, a high-grade gold-copper project in Türkiye operated by SSR Mining Inc., a stream on Platreef, which is a multi-phase project in South Africa under construction by Ivanhoe Mines that is expected to be the world’s largest platinum group metals mine, and a royalty and stream option on the MARA project located in Argentina and operated by Glencore PLC, which is a brownfield copper-gold project that is expected to be in the top 25 global copper producers when operational. Sandstorm Gold also has interests in an extensive pool of producing and exploration assets with low production costs and strong management teams.

The Company is listed on the Toronto Stock Exchange under the ticker “SSL”, and on the New York Stock Exchange under the ticker “SAND”, and as of market close on July 4, 2025, had a market capitalization of approximately US$3.0 billion.

Description of Royal Gold

Founded in 1981 and, following a subsequent business combination in 1986 of Royal Resources Inc. and the Denver Mining Finance Company, Royal Gold is a US-based global precious metals streaming and royalty company, with its head office in Denver, Colorado. Through its strategy of building and managing a diversified portfolio of cash-flowing and earlier stage assets, Royal Gold currently has non-operating interests in 175 assets across the world, among which 42 are producing, 18 are in development and 65 in exploration, and 50 in the evaluation phase. Its principal producing assets include a stream on Mount Milligan, which is a large-scale, open-pit copper and gold mine operated by Centerra Gold Inc. located in Canada, and a royalty on the Cortez Complex, being a series of large, open-pit and underground mines with oxide milling operated by Barrick Mining Corp. and located in Nevada. Royal Gold’s asset portfolio also includes a stream on the Andacollo project, which is an open-pit copper mine and milling operation operated by Teck Resources Ltd. in Chile, and a stream on the Pueblo Viejo project, which is an open-pit mine operated by Barrick Mining Corp. in the Dominican Republic.

Royal Gold trades under the symbol “RGLD” on the NASDAQ Stock Exchange and as of market close on July 4, 2025, had a market capitalization of approximately US$11.8 billion.

Approach to Fairness

In considering the fairness, from a financial point of view, of the Consideration to be received by Sandstorm Gold Shareholders, CIBC has considered that the Proposed Transaction is a fixed share-for-share exchange with no cash consideration, which would result in Sandstorm Gold Shareholders owning approximately 23%, on a fully diluted basis, of the pro forma entity, while Royal Gold Stockholders would own the remaining approximately 77%. In addition, the Board of Directors of the combined entity is expected to be comprised entirely of existing Royal Gold directors, with Sandstorm Gold Shareholders having no representation. Taking these factors into account, CIBC concluded that the appropriate comparisons for assessing the fairness, from a financial point of view, of the Consideration to be received by the Company’s shareholders, included a value analysis of each of the Sandstorm Gold Shares and Royal Gold Shares, respectively, with such analyses based on the methodologies and assumptions that we considered appropriate in the circumstances for the purposes of arriving at our Opinion.

CIBC primarily considered and relied upon the following methodologies, in support of the Opinion:

i)	a net asset value (“NAV”) approach for each of Sandstorm Gold and Royal Gold;

ii)	a comparable companies analysis for Royal Gold; and

iii)	a comparable precedent transactions analysis for Sandstorm Gold.

Additionally, CIBC reviewed and considered other factors and analyses as we considered appropriate, including the 52-week trading range and volume-weighted average trading prices of Sandstorm Gold Shares and Royal Gold Shares, and equity research analyst target prices for Sandstorm Gold Shares and Royal Gold Shares.

For the Sandstorm Gold Shares, CIBC conducted an analysis of the relevant trading metrics of comparable companies to Sandstorm Gold. However, CIBC relied primarily on the precedent transactions analysis as the comparable company and other trading metrics cited above reflect minority discount values and do not factor in a premium for control.

For the Royal Gold Shares, CIBC relied upon trading value approaches since Sandstorm Gold Shareholders receiving Royal Gold Shares as Consideration will, individually and collectively, be receiving a minority interest in Royal Gold and will not be able to affect the control of Royal Gold. Accordingly, CIBC concluded that it was not appropriate to consider methodologies that are based on the assumption of a change of control transaction or an en bloc value.

In evaluating the Royal Gold Shares, CIBC also considered the liquidity of the Royal Gold Shares in assessing whether the current trading price of the Royal Gold Shares could be considered a reasonable, market-determined proxy for the fair trading value of the Royal Gold Shares. We observed that during the 90-day period ending on July 4, 2025, the average daily trading volume was approximately 0.6 million Royal Gold Shares, representing approximately US$98 million in average daily value traded, and demonstrating strong liquidity for the Royal Gold Shares.

Financial Projections

To support our financial analysis, CIBC has relied on financial models for both the Company and Royal Gold that have been provided to us by management of the Company. These financial projections include, among other things, assumptions on future commodity prices, foreign exchange rates, production levels, operating costs, depreciation, and taxes which reflect (or reflected at the time of preparation) the best currently available assumptions and which, in the reasonable belief of management as confirmed to us by management, continue to be reasonable in the circumstances.

CIBC has adjusted the financial projections for both the Company and Royal Gold to reflect the consensus equity research analyst estimates for future commodity prices rather than relying on the estimates for future commodity prices provided by management. This has been done to incorporate market consensus views into our analysis and to ensure commodity price comparability in the forecasts for both companies.

Below we have outlined the consensus commodity prices we have used in our analysis:

	2025E	2026E	2027E	2028E	2029E & Long-Term

Gold Price (US$/oz)	$3,033	$3,085	$2,920	$2,748	$2,400

Copper Price (US$/lb)	$4.23	$4.35	$4.51	$4.59	$4.20

Silver Price (US$/oz)	$32.81	$33.47	$32.93	$30.77	$28.19

Zinc Price (US$/lb)	$1.23	$1.21	$1.24	$1.24	$1.21

Nickel (US$/lb)	$7.33	$7.86	$8.30	$8.28	$8.53

Lead Price (US$/lb)	$0.91	$0.93	$0.94	$0.94	$0.90

62% Iron Ore Fines (US$/t)	$99	$92	$90	$87	$83

Cobalt Price (US$/lb)	$14.33	$14.65	$16.59	$18.78	$17.81

Molybdenum (US$/lb)	$19.30	$19.31	$19.25	$19.43	$18.96

For Sandstorm Gold, CIBC has relied on the internal base case forecast (the “Sandstorm Gold Base Case”) provided by management of the Company. The Sandstorm Gold Base Case includes life of mine (“LoM”) projections for each of the Company’s material operating and development royalty and streaming assets and reflects management’s current view of the business and its operations.

For Royal Gold, CIBC has relied on the management base case forecast (the “Royal Gold Base Case”) provided by management of the Company. The Royal Gold Base Case includes LoM projections for each of Royal Gold’s material operating and development royalty and streaming assets and reflects Sandstorm Gold management’s baseline view of the business and its operations.

NAV Approach

In the NAV approach, CIBC separately considered each mining asset, the corporate overhead costs, and the financial assets/liabilities for the Company and Royal Gold, respectively. The value of each mining asset is summed to produce a total asset value, from which the attributable corporate overhead costs and financial assets and liabilities are added or subtracted.

For mining assets, CIBC calculated the present value of the proportionate, unlevered, after-tax, constant-dollar free cash flows of each asset over the life of the asset as provided in the Sandstorm Gold Base Case or the Royal Gold Base Case, at the prescribed real discount rate outlined below.

In determining the NAV of each of Sandstorm Gold and Royal Gold, we have applied a real discount rate of 5% to the future free cash flows of all the assets and corporate overhead costs as outlined above, using consensus equity research analyst estimates for future commodity prices. The discount rate reflects the figure commonly used by equity research analysts in calculating net asset values for assets of this nature.

Precedent Transactions Analysis – Sandstorm Gold

The precedent transactions methodology considers observed premiums and transaction multiples paid in the context of the sale of a comparable company or asset(s) to estimate the “en bloc” value of a particular asset(s) or company. The prices paid for companies and assets in the precious metals royalty and streaming industry which are subject to arm’s length transactions provide an indication of value.

CIBC examined selected precedent M&A transactions involving streaming and royalty companies, as well as other precious-metals focused assets, which we viewed as being reasonably analogous to the business of Sandstorm Gold or aspects thereof. CIBC notes that none of the selected precedent transactions were identical to Sandstorm Gold and certain of these precedent transactions may have had characteristics that were materially different from those of Sandstorm Gold, including, but not limited to, differences in company-specific factors, or prevailing economic and market conditions.

CIBC examined observed change-of-control premiums paid in the selected transactions involving publicly-traded target companies. Less emphasis was placed on this metric as observed premiums do not represent a measure of fundamental value, and can be significantly influenced by the prevailing commodity prices and trading multiples at the time of the transactions.

CIBC considered the multiple of price-to-NAV to be the most relevant metric for Sandstorm Gold in consideration of the precedent transactions analysis as investors and the majority of equity research analysts of Sandstorm Gold use a NAV-based methodology in determining a value for Sandstorm Gold, which is consistent with how other precious metals royalty businesses are typically valued. For each of the selected transactions, CIBC considered the ratio of the target’s equity value, implied by the transaction, to its NAV prior to the announcement of the transaction, as estimated by equity research analysts where publicly available.

CIBC reviewed the following transactions:

Announcement Date	Target	Acquiror
Corporate Transactions (>US $200mm Purchase Price)
Apr-25	Orogen Royalties	Triple Flag
Nov-22	Maverix Metals	Triple Flag
May-22	Nomad Royalty	Sandstorm Gold
Sep-21	Abitibi and Golden Valley	Gold Royalty
Jun-21	Ely Gold	Gold Royalty
Portfolio Transactions (>US $200mm Purchase Price)
Nov-23	Orion Portfolio	Wheaton
May-22	BaseCore Royalty Portfolio	Sandstorm Gold
Feb-20	Orion and Yamana Portfolios	Nomad Royalty
Jul-17	Orion Portfolio	Osisko Gold Royalties
Asset Transactions (>US $500mm Purchase Price)
May-25	Cote	Franco-Nevada
Dec-24	Bushveld Complex	Franco-Nevada
Oct-24	Kone Project	Wheaton
Jul-24	Cascabel	Franco-Nevada and Osisko Gold Royalties
Aug-22	Cortez	Royal Gold
Additional Transactions (Older than 10 Years; >US $200mm Purchase Price)
Nov-14	Virginia Mines	Osisko Gold Royalties
Dec-10	Gold Wheaton	Franco-Nevada
Dec-09	International Royalty Corp.	Royal Gold

Below we have outlined the range of observed premium to 1-day unaffected price and transaction multiples for the list of precedent transactions outlined above:

Premium to 1-Day Price

Corporate Transactions (>US $200mm Purchase Price)		Portfolio Transactions (>US $200mm Purchase Price)		Asset Transactions (>US $500mm Purchase Price)		Additional Transactions (Older than 10 Years; >US $200mm Purchase Price)

High	66%	High	-	High	-	High	58%

Low	10%	Low	-	Low	-	Low	19%

Mean	33%	Mean	-	Mean	-	Mean	39%

Price / NAV Per Share Multiples

Corporate Transactions (>US $200mm Purchase Price)		Portfolio Transactions (>US $200mm Purchase Price)		Asset Transactions (>US $500mm Purchase Price)		Additional Transactions (Older than 10 Years; >US $200mm Purchase Price)

High	1.6x	High	1.3x	High	2.1x	High	1.5x

Low	1.0x	Low	0.9x	Low	1.1x	Low	1.1x

Mean	1.2x	Mean	1.1x	Mean	1.3x	Mean	1.3x

Precedent Change of Control Premiums

Based on the results of this analysis, CIBC’s professional judgment and other factors that we considered appropriate, CIBC selected a reference premium range of 20% to 35% and applied this reference range to the Company’s: (i) closing share price on July 4, 2025, and (ii) its 20-day volume-weighted average share price for the period ended July 4, 2025.

Precedent Price-to-NAV Multiples

Based on the results of this analysis, CIBC’s professional judgment and other factors that we considered appropriate, CIBC selected a multiple reference range of 1.25x to 1.50x NAV and applied this reference range to the Company’s implied NAV based on: (i) equity research analyst estimates; and (ii) the Sandstorm Gold Base Case.

The selected range compares to implied Price-to-NAV per share multiples for the Proposed Transaction of (i) 1.6x based on the consensus equity research estimate of NAV per share for the Company, and (ii) 1.4x based on the Sandstorm Gold Base Case NAV per share.

Comparable Companies Analysis – Royal Gold

In the comparable company approach, CIBC reviewed public market trading statistics for select publicly-listed royalty and streaming mining companies that we considered relevant. Using the trading statistics, we then determined ranges of multiples that would be applied to financial metrics of Royal Gold for the purpose of our analysis. The following financial metrics, which are discussed further below, were used to determine the implied equity value of Royal Gold:

(i)	Price-to-NAV per share;

(ii)	Price-to-2025E Cash Flow per share; and

(iii)	Price-to-2026E Cash Flow per share.

Price-to-NAV and Price-to-Cash Flow are commonly used methodologies employed by equity research analysts and investors in the royalty and streaming sector to estimate the value for a given company. Using the Price-to-NAV approach, we have applied ranges of Price-to-NAV multiples to Royal Gold’s implied NAV based on: (i) consensus research analyst estimates, and (ii) the Royal Gold Base Case. Using the Price-to-Cash Flow approach, we have applied ranges of 2025E and 2026E Cash Flow multiples to the 2025E and 2026E Cash Flow estimates for Royal Gold, respectively, based on: (i) consensus research analyst estimates, and (ii) the Royal Gold Base Case.

No company utilized in the comparable company analysis is identical to Royal Gold. Accordingly, an analysis involving the trading multiples on NAV and Cash Flow requires complex considerations and judgments concerning the similarities and differences between the comparable companies and Royal Gold with respect to a number of factors, including not but limited to, scale, asset quality, portfolio diversification, jurisdictional risk, commodity distribution and portfolio optionality.

CIBC has selected Wheaton Precious Metals Corp. and Franco-Nevada Corp. as the most comparable publicly-traded peers to Royal Gold given the three companies are generally recognized by analysts and investors as the “senior” companies in the precious metals royalty and streaming sector.

Market Capitalization (US$ mm) (as at July 4, 2025)

Royal Gold	Wheaton Precious Metals Corp.	Franco-Nevada Corp.

$11,844	$41,432	$31,942

Below we have outlined the range of observed trading multiples for Royal Gold and the list of Royal Gold’s comparable companies outlined above, which are based on consensus research analyst estimates for NAV per Share, 2025E Cash Flow per Share, and 2026E Cash Flow per Share:

Price / NAV Per Share Multiples		Price / 2025E Cash Flow Per Share Multiples		Price / 2026E Cash Flow Per Share Multiples

High	2.5x	High	29.2x	High	29.0x

Low	2.3x	Low	26.8x	Low	23.4x

Mean	2.4x	Mean	28.0x	Mean	26.2x

Royal Gold	2.0x	Royal Gold	18.8x	Royal Gold	16.6x

To determine the range of appropriate Price-to-NAV and Price-to-Cash Flow multiples for Royal Gold, we took into consideration a number of factors including: geopolitical risk exposure, scale and asset quality, growth, execution risk, development project funding status, portfolio duration, and the observed historical discount at which Royal Gold has traded relative to its peers. Based on the range of observed trading multiples and these, among other considerations, we have applied the following multiples:

(i)	1.9x to 2.1x to the consensus equity research analyst estimate of NAV per share and the Royal Gold Base Case NAV per share, respectively; and

(ii)	18.0x to 21.0x to the 2025E consensus equity research analyst Cash Flow per share and the Royal Gold Base Case 2025E Cash Flow per share, respectively; and

(iii)	17.0x to 20.0x to the 2026E consensus equity research analyst Cash Flow per share and the 2026E Royal Gold Base Cash Flow per share, respectively.

Findings from Comparable Companies Analysis

The selected range compares to implied Price-to-NAV per share multiples for Royal Gold based on the closing price of the Royal Gold Shares on July 3, 2025 of (i) 2.0x based on the consensus equity research estimate of NAV per share for Royal Gold, and (ii) 1.8x based on the Royal Gold Base Case NAV per share.

In addition, the selected ranges compare to implied Price-to-Cash Flow per share multiples for Royal Gold based on the closing price of the Royal Gold Shares on July 3, 2025 of (i) 18.8x based on the 2025E consensus equity research estimate of Cash Flow per share for Royal Gold, (ii) 20.9x based on the Royal Gold Base Case 2025E Cash Flow per share; (iii) 16.6x based on the 2026E consensus equity research estimate of Cash Flow per share for Royal Gold; and (iv) 18.2x based on the Royal Gold Base Case 2026E Cash Flow per share.

Based on this analysis, along with our assessment of the liquidity of the Royal Gold Shares, CIBC concluded that Royal Gold’s current share price as at July 3, 2025 represents a reasonable proxy for fair value for the Royal Gold Shares.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by Sandstorm Gold Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Sandstorm Gold Shareholders.

Yours very truly,

(Signed) “CIBC World Markets Inc.”

CIBC World Markets Inc.

MANAGEMENT INFORMATION CIRCULAR

Appendix G

BMO Fairness Opinion

See attached.

July 6, 2025

The Board of Directors

Sandstorm Gold Ltd.

Suite 3200, 733 Seymour Street

Vancouver, BC

V6B 0S6

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Sandstorm Gold Ltd. (the “Company”) and Royal Gold, Inc. (the “Acquiror”) propose to enter into an arrangement agreement to be dated as of July 6, 2025 (the “Arrangement Agreement”) pursuant to which, among other things, the Acquiror will acquire all of the outstanding common shares of the Company (the “Shares”). Holders of Shares (“Shareholders”) will receive 0.0625 of a share of common stock of the Acquiror for each Share held (the “Consideration”) by way of an arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to Shareholders in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

Concurrently with the Arrangement Agreement, the Acquiror will enter into a definitive agreement with Horizon Copper Corp. (“Horizon Copper”) pursuant to which the Acquiror will acquire all of the issued and outstanding common shares of Horizon Copper (other than common shares of Horizon Copper held by the Company) for C$2.00 per share in cash.

We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) as to the fairness from a financial point of view of the Consideration to be received by the Shareholders pursuant to the Arrangement.

Engagement of BMO Capital Markets

BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated as of July 4, 2025 and effective as of May 23, 2025 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fixed fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, which is contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Acquiror, Horizon Copper or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement; (ii) acting as Co-Lead Arranger, Joint Bookrunner and Syndication Agent on the Company’s revolving credit facility; (iii) acting as agent on the Company’s US$150 million at-the-market equity program; (iv) providing certain commodity related services to the Company; (v) acting as lender on the Acquiror’s revolving credit facility and (vi) providing certain commodity related and cash management services to the Acquiror.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated July 6, 2025;

2.	a draft of the voting support agreement (the “Support Agreement”) dated July 3, 2025, to be entered into between the Acquiror and each of the directors and officers of the Company;

3.	a draft of the arrangement agreement between the Acquiror and Horizon Copper dated July 6, 2025;

4.

a draft of the voting support agreement (the “Horizon Copper Support Agreement”), to be entered into between the Acquiror and the Company with respect to Horizon Copper securities owned by the Company;

5.

certain publicly available information relating to the business, operations, financial condition and trading history of the Company, the Acquiror, Horizon Copper and other selected public companies we considered relevant;

6.

certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company, the Acquiror and Horizon Copper;

7.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;

8.	discussions with management of the Company relating to the Company’s, the Acquiror’s and Horizon Copper’s current business, plan, financial condition and prospects;

9.	public information with respect to selected precedent transactions we considered relevant;

10.	various reports published by equity research analysts we considered relevant;

11.

a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

12.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including, without limitation, estimation of future resource or reserve additions) and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s, the Acquiror’s and Horizon Copper’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus and Registration Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries or, to the best of their knowledge, the Acquiror, Horizon Copper or any of their respective subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company, the Acquiror and Horizon Copper as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the

Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or of any of its affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company, the Acquiror or Horizon Copper may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Yours truly,

(Signed) “BMO Nesbitt Burns Inc.”

BMO Nesbitt Burns Inc.

MANAGEMENT INFORMATION CIRCULAR

Appendix H

Information Concerning Sandstorm

Notice to Reader

The following information provided by Sandstorm is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Sandstorm. This information should be read in conjunction with the documents incorporated by reference in this Appendix H and the information concerning Sandstorm appearing elsewhere in this Circular. See Appendix I “Information Concerning Royal Gold” and Appendix J “Information Concerning the Combined Company” of this Circular for business, financial and share capital information related to Royal Gold both before and after giving effect to the Arrangement and the Horizon Arrangement.

Forward-Looking Statements

Certain statements contained in this Appendix H, and in the documents incorporated by reference herein, constitute forward-looking information and forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking information and forward-looking statements relate to future events or Sandstorm’s future performance. See “General Information – Forward-Looking Information” in this Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Circular, under “– Risk Factors” below and in the Company AIF.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, V6B 0S6, telephone (604) 628-1107, and are also available electronically through SEDAR+ at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov. The filings of the Company through SEDAR+ and through EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the Company AIF;

(b)

the Company Annual Financial Statements, and Management’s Report on Internal Control over Financial Reporting set out on page 53 of the Company’s 2024 Annual Report, together with the independent registered public accounting firm’s report dated February 18, 2025 on such consolidated financial statements and the effectiveness of internal control over financial reporting as of December 31, 2024;

(c)	the Company Annual MD&A;

(d)	the Company Interim Financial Statements;

(e)	the Company Interim MD&A;

MANAGEMENT INFORMATION CIRCULAR

(f)	the management information circular of the Company dated April 9, 2025 in connection with the annual general and special meeting of Shareholders held May 30, 2025; and

(g)	the material change report of the Company dated July 11, 2025 in respect of the entering into of the Arrangement Agreement.

Any document of the type referred to in item 11.1 of Form 44-101F1 – Short Form Prospectus of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this Circular disclosing additional or updated information, including the documents incorporated by reference herein, filed pursuant to the requirements of applicable securities legislation in Canada and prior to the Effective Date will be deemed to be incorporated by reference in this Circular. These documents are available on SEDAR+, which can be accessed at www.sedarplus.ca. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Circular and the documents incorporated or deemed to be incorporated herein by reference.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this Circular and prior to the Effective Date, such document will be deemed to be incorporated by reference herein (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Company with the SEC under the U.S. Exchange Act from the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference herein, but only if and to the extent expressly so provided in any such report. The Company’s current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Circular, except as so modified or superseded.

Information contained in or otherwise accessed through the Company’s website (www.sandstormgold.com), or any other website, does not form part of the Circular. All such references to the Company’s website are inactive textual references only.

Overview

The Company was incorporated under the BCBCA on March 23, 2007. The Company changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011. Effective June 19, 2015, Sandstorm Gold Ltd. amalgamated, by way of vertical short- form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Premier Royalty Inc. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation. Effective January 1, 2018, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Sandstorm Gold (Barbados) Limited. Sandstorm Gold Ltd. was the continuing entity as a result of this

MANAGEMENT INFORMATION CIRCULAR

amalgamation. Effective January 1, 2025, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Nomad Royalty Company Ltd. Prior to this amalgamation taking place, on December 4, 2024, the Company continued Nomad Royalty Company Ltd. from the Canada Business Corporations Act into British Columbia under the BCBCA with the name 1515130 B.C. Ltd. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation.

Sandstorm is a non-operating gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. The Company is listed on the TSX (symbol: SSL) and the NYSE (symbol: SAND). Sandstorm is a growth-focused company that seeks to acquire Streams from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per unit or at various fixed percentages of the spot price, a percentage of a mine’s gold, silver or other commodity production for the operating life of the asset. Sandstorm is focused on acquiring Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

The Company’s head, registered, and records office are located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, V6B 0S6.

For a further description of the business of Sandstorm, see the sections entitled “Corporate Structure”, “General Development of the Business” and “Description of the Business” in the Company AIF. For further information regarding Sandstorm, refer to its filings with the securities commissions or similar regulatory authorities in Canada which may be obtained under Sandstorm’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Following the completion of the Arrangement, the Company will be a wholly-owned subsidiary of Royal Gold and it is expected that the Company Shares will be delisted from the TSX and NYSE as promptly as practicable following the completion of the Arrangement. For additional information relating to the Combined Company following completion of the Arrangement and the Horizon Arrangement, see Appendix I “Information Concerning Royal Gold” attached to this Circular.

Recent Developments

On March 27, 2025, Sandstorm declared a first quarter dividend equal to C$0.02 per Company Share to be paid on April 25, 2025 to Shareholders of record as of the close of business on April 14, 2025.

On March 31, 2025, Sandstorm announced that SSR Mining Inc. had released its 2025 guidance, including anticipated capital expenditures for the Hod Maden gold-copper project in Türkiye. For 2025, the Hod Maden joint venture had approved early-works capital investments of approximately $60-$100 million, which is in addition to the reported $42 million in development costs incurred at the project in 2024. Sandstorm has a 2.0% net smelter returns royalty and a gold stream on the Hod Maden project.

On June 26, 2025, Sandstorm declared a second quarter dividend equal to C$0.02 per Company Share to be paid on July 25, 2025 to Shareholders of record as of the close of business on July 15, 2025.

On July 6, 2025, Sandstorm entered into the Arrangement Agreement, pursuant to which Royal Gold, through AcquireCo, will acquire all of the issued and outstanding Company Shares in an all-share transaction with an implied value of approximately $3.5 billion. Pursuant to the Arrangement, on the Effective Date, Shareholders (other than Dissenting Shareholders) will receive 0.0625 of a Purchaser Share for each Company Share held. Closing of the Arrangement is expected to occur in the fourth quarter of 2025 subject to the satisfaction of closing conditions.

MANAGEMENT INFORMATION CIRCULAR

Consolidated Capitalization of Sandstorm

There have been no material changes in the share and debt capital of Sandstorm, on a consolidated basis, since June 30, 2025, the date of Sandstorm’s most recently filed consolidated financial statements, other than the repayment of the Company Credit Facility in the amount of $12,000,000, 1,780,000 Company Shares issued as a result of the exercise of Company Options and 26,334 Company Shares issued as a result of the settlement of Company RSRs. See the Company Interim Financial Statements and the Company Interim MD&A, which are incorporated by reference in this Circular, for additional information with respect to Sandstorm’s consolidated capitalization.

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Company Shares. As of September 8, 2025, 294,964,289 Company Shares were issued and outstanding.

Holders of Company Shares are entitled to receive notice of any meetings of Shareholders of the Company, to attend and to cast one vote per Company Share at all such meetings. Holders of Company Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Company Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Company Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Company Shares with respect to dividends or liquidation. The Company Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Price Range and Trading Volume

The Company Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE under the symbol “SAND”.

The following tables shows the high and low trading prices and monthly trading volume of the Company Shares on the TSX and the NYSE, respectively, for the 12-month period preceding the date of this Circular.

TSX

Month	High (C$)	Low (C$)	Volume

September 2024	8.58	7.31	6,241,168

October 2024	8.98	7.80	11,236,180

November 2024	8.84	7.47	10,343,605

December 2024	8.33	7.675	6,285,309

January 2025	8.67	7.91	8,374,189

February 2025	9.48	7.99	9,442,297

March 2025	11.07	8.72	9,022,114

April 2025	12.16	9.53	15,552,240

May 2025	12.45	10.97	11,949,722

June 2025	13.19	12.09	9,647,514

July 2025	14.26	12.535	20,030,807

August 2025	15.45	12.88	12,778,655

MANAGEMENT INFORMATION CIRCULAR

Month	High (C$)	Low (C$)	Volume

September 1 – 5, 2025	15.96	13.52	1,230,757

NYSE

Month	High ($)	Low ($)	Volume

September 2024	6.378	5.38	11,112,684

October 2024	6.50	5.66	14,507,307

November 2024	6.38	5.34	13,321,970

December 2024	5.885	5.33	12,516,295

January 2025	6.02	5.48	15,371,018

February 2025	6.67	5.62	18,478,666

March 2025	7.74	6.02	14,965,062

April 2025	8.82	6.68	22,272,344

May 2025	9.03	7.855	16,840,236

June 2025	9.678	8.84	18,253,794

July 2025	10.44	9.20	39,189,099

August 2025	11.21	9.32	19,859,717

September 1 – 5, 2025	11.54	9.835	3,176,502

The closing price of the Company Shares on the TSX on July 4, 2025 and on the NYSE on July 3, 2025, being the last trading day on the TSX and the NYSE, respectively, prior to the announcement of the Arrangement, was C$13.15 and US$9.63, respectively. The closing price of Company Shares on the TSX and the NYSE on September 5, 2025, the last trading day prior to the date of the Circular, was C$15.91 and US$11.48, respectively.

Prior Sales

The following table sets forth information in respect of issuance of Company Shares during the 12-month period prior to the date of this Circular:

Month of Issue	Type of Security	Issue/Exercise Price (C$)	Number Issued

November 2024	Company Shares(2)	Nil	833

December 2024	Company Shares(2)	Nil	424,672

January 2025	Company Shares(2)	Nil	5,333

March 2025	Company Shares(2)	Nil	22,167

March 2025	Company Shares(1)	6.53	10,000

March 2025	Company Shares(1)	7.12	6,667

March 2025	Company Shares(1)	7.18	38,000

March 2025	Company Shares(1)	9.43	15,000

August 2025	Company Shares(2)	Nil	26,334

August 2025	Company Shares(1)	9.43	980,000

August 2025	Company Shares(1)	7.18	800,000

Notes:

(1)	Issued pursuant to the exercise of Company Options.
(2)	Issued pursuant to the vesting of Company RSRs.

MANAGEMENT INFORMATION CIRCULAR

The following table sets forth information in respect of issuance of securities that are convertible or exchangeable into Company Shares during the 12-month period prior to the date of this Circular:

Month of Issue	Type of Security	Issue/Exercise Price (C$)	Number Issued

December 2024	Company RSRs	8.09(1)	549,500

December 2024	Company PSRs	5.96(2)	614,500

Notes:

(1)

Represents the deemed value of Company RSRs on the date of award by the Company. No cash has been, or will be, paid to the Company in connection with the issuance of Company Shares pursuant to such rights.

(2)

Calculated using the Monte Carlo simulation model as the methodology to calculate the award date fair value of each Company PSR and relied on the following key assumptions and estimates for the 2024 Company PSR calculations: grant date Company Share price of C$8.09, expected stock price volatility of 38.0%; risk free interest rate of 4.09%; and expected life of Company PSRs. No cash has been, or will be, paid to the Company in connection with the issuance of Company Shares pursuant to such rights.

Previous Distribution

For the five years preceding the date of this Circular, Sandstorm has completed the following distributions of Company Shares:

Time Period	Description	Number Issued	Issue / Exercise Price ($)	Proceeds ($)(1)

January 1 – September 5, 2025	Exercise of Company Options	1,849,667	7.45	13,782,066
	Vesting of Company RSRs	53,834	Nil	358,640

During the year ended December 31, 2024	Exercise of Company Options	242,000	5.94	1,437,000
	Vesting of Company RSRs	458,094	Nil	2,440,000

During the year ended December 31, 2023	Exercise of Company Options	1,147,066	5.32	6,102,000
	Vesting of Company RSRs	463,506	Nil	2,516,000

During the year ended December 31, 2022	Acquisition of Nomad Royalty Company Ltd.	74,382,930	6.10	454,089,000
	Acquisition of BaseCore Metals LP	13,495,276	5.58	75,304,000
	Bought deal financing	18,055,000	5.10	92,081,000
	Exercise of Company Options	1,130,218	5.42	6,124,000
	Exercise of warrants	484	10.33	5,000
	Vesting of Company RSRs	314,100	Nil	1,703,000

During the year ended December 31, 2021	Exercise of Company Options	855,761	5.13	4,386,000
	Vesting of Company RSRs	995,865	Nil	4,955,000

During the year ended December 31, 2020	Exercise of Company Options	1,253,430	4.32	5,421,000
	Exercise of warrants	21,091,325	3.89	82,105,000
	Vesting of Company RSRs	279,567	Nil	1,212,000

Note:

(1)	Proceeds include a measure of the fair value of goods and services received. See the Company’s financial statements for the applicable financial year.

MANAGEMENT INFORMATION CIRCULAR

Dividends

The following table sets forth the quarterly dividends paid by Sandstorm on the Company Shares during 2025 and each of the three most recently completed financial years:

2025	2024	2023	2022
Q1 – C$0.02	Q1 – C$0.02	Q1 – C$0.02	Q1 – C$0.02
Q2 – C$0.02	Q2 – C$0.02	Q2 – C$0.02	Q2 – C$0.02
	Q3 – C$0.02	Q3 – C$0.02	Q3 – C$0.02
	Q4 – C$0.02	Q4 – C$0.02	Q4 – C$0.02

The total dividends paid out by the Company during 2022 was C$0.08 per Company Share for an aggregate of C$17.76 million.

The total dividends paid out by the Company during 2023 was C$0.08 per Company Share for an aggregate of C$23.8 million.

The total dividends paid out by the Company during 2024 was C$0.08 per Company Share for an aggregate of C$23.8 million.

The declaration, timing, amount, and payment of future dividends will remain at the discretion of and approval by the Board. The Company will review the dividend program on an ongoing basis and may amend it at any time depending on the Company’s then current financial position, capital allocation framework, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, while it is the current intention of the Board to declare a quarterly dividend on an ongoing basis, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to Shareholders outside Canada (non-resident investors) are subject to Canadian non-resident withholding taxes. The Company is also subject to certain restrictions on declaring and paying dividends pursuant to the Arrangement Agreement, as discussed under “The Arrangement Agreement – Covenants – Covenants of Sandstorm Relating to the Conduct of Business”.

Risk Factors

An investment in Company Shares and the completion of the Arrangement are subject to certain risks. In addition to considering the other information contained in this Circular, including the risk factors described under the heading “Risk Factors” in this Circular, readers should consider carefully the risk factors described in the Company AIF as well as the Company Annual MD&A and the Company Interim MD&A, each of which is incorporated by reference in this Circular. If any of the identified risks were to materialize, Sandstorm’s business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Sandstorm that may present additional risks in the future.

Material Contracts

Except as otherwise disclosed in this Circular and as discussed in the Company AIF, during the 12 months prior to the date of this Circular, Sandstorm has not entered into any contracts, nor are there any contracts still in effect, that are material to Sandstorm or any of its Subsidiaries, other than the contracts entered into in the ordinary course of business and the Arrangement Agreement. See “Material Contracts” in the Company AIF, which is incorporated by reference in this Circular.

Auditors, Transfer Agent and Registrar

PricewaterhouseCoopers LLP is the auditor of the Company.

MANAGEMENT INFORMATION CIRCULAR

The transfer agent and registrar for the Company Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Company Shares in the United States of America is Computershare Trust Company, N.A. in Golden, Colorado.

Expenses

The estimated fees, costs and expenses of the Company in connection with the Arrangement, including, without limitation, fees of the financial advisors, proxy solicitation, public relations, legal, accounting and other administrative and professional fees, insurance, filing fees and the costs of preparing, printing and mailing of this Circular and other related documents and agreements, are expected to aggregate approximately $15 million, based on certain assumptions.

Interests of Experts

Each of National Bank, CIBC World Markets and BMO Capital Markets is named as having prepared or certified a report, statement or opinion in this Circular, specifically their respective fairness opinions. See “The Arrangement – Fairness Opinions”. Except for the fees to be paid to the financial advisors, in respect of National Bank and BMO Capital Markets a substantial portion of which is contingent on completion of the Arrangement, to the knowledge of Sandstorm, neither National Bank, CIBC World Markets or BMO Capital Markets, their respective directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of the securities of Sandstorm or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of Sandstorm or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Sandstorm or any associate or affiliate thereof.

Except as otherwise provided in this Circular, all other scientific and technical information of Sandstorm in this Circular or incorporated by reference has been reviewed and approved by Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of the Company, who is a Qualified Person under NI 43-101.

As at the date hereof, Ms. Imola Götz holds 64,999 Company RSRs.

MANAGEMENT INFORMATION CIRCULAR

Appendix I

Information Concerning Royal Gold

Notice to Reader

The following information concerning Royal Gold is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and capital stock of Royal Gold. This information should be read in conjunction with the documents incorporated by reference into this Appendix I and the information concerning Royal Gold appearing elsewhere in this Circular. Unless the context indicates otherwise, capitalized terms which are used in this Appendix I and not otherwise defined in this Appendix I have the meanings given to such terms under the heading “Glossary of Defined Terms” in this Circular.

Forward-Looking Statements

This Appendix I and the documents incorporated by reference into this Appendix I include “forward-looking statements” within the meaning of U.S. federal securities laws. Forward-looking statements are any statements other than statements of historical fact. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from these statements.

Forward-looking statements are often identified by words like “will,” “may,” “could,” “should,” “would,” “believe,” “estimate,” “expect,” “anticipate,” “plan,” “forecast,” “potential,” “intend,” “continue,” “project,” or negatives of these words or similar expressions. Forward-looking statements include, among others, statements regarding the following: plans and expectations with respect to the Arrangement and the Horizon Arrangement; the results, effects, benefits and synergies of the Arrangement and the Horizon Arrangement; the expected timing for completing the Arrangement and the Horizon Arrangement; future growth and opportunities for the Combined Company; the anticipated impact of the Arrangement and the Horizon Arrangement on the Combined Company’s results of operations, financial position, growth opportunities and competitive position; guidance, projections and any other statements regarding Royal Gold’s, Sandstorm’s or Horizon’s future expectations, beliefs, plans, objectives, or assumptions; operators’ expected operating and financial performance and other anticipated developments relating to their properties and operations, including production, deliveries, environmental and feasibility studies, technical reports, mine plans, capital requirements, liquidity and capital expenditures; anticipated liquidity, capital resources, financing, and stockholder returns; borrowings and repayments under the Purchaser Credit Facility; and prices for gold, silver, copper and other metals.

Factors that could cause actual results to differ materially from these forward-looking statements include, among others, the following: the possibility that stockholders of Royal Gold may not approve the Purchaser Stock Issuance or that security holders of Sandstorm or Horizon may not approve the Arrangement or the Horizon Arrangement, respectively; the risks that a condition to closing of either the Arrangement or the Horizon Arrangement may not be satisfied, that a party may terminate the Arrangement Agreement or the Horizon Arrangement Agreement or that the closing of the Arrangement or the Horizon Arrangement might be delayed or not occur at all; delays or adverse decisions regarding the ICA Approval or the regulatory approvals in connection with the Horizon Arrangement; potential adverse reactions or changes to business or employee relationships of Royal Gold, Sandstorm or Horizon, including those resulting from the announcement or completion of the Arrangement or the Horizon Arrangement; the risk of any litigation relating to the Arrangement or the Horizon Arrangement; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Royal Gold, Sandstorm and Horizon; failure to realize the anticipated benefits and synergies in the timeframe expected or at all; changes in capital markets and the ability of the Combined Company to finance operations in the manner expected; changes in the price of gold, silver, copper or other metals; operating activities or

MANAGEMENT INFORMATION CIRCULAR

financial performance of properties on which Royal Gold, Sandstorm or Horizon hold stream or royalty interests, including variations between actual and forecasted performance, operators’ ability to complete projects on schedule and as planned, operators’ changes to mine plans and mineral reserves and mineral resources (including updated mineral reserve and mineral resource information), liquidity needs, mining and environmental hazards, labor disputes, distribution and supply chain disruptions, permitting and licensing issues, other adverse government or court actions, or operational disruptions; the risk that Sandstorm or Horizon may have liabilities that are not known to Royal Gold; changes of control of properties or operators; contractual issues involving stream or royalty agreements; the timing of deliveries of metals from operators and subsequent sales of metal; risks associated with doing business in foreign countries; increased competition for stream and royalty interests; environmental risks, including those caused by climate change; potential cyber-attacks, including ransomware; adverse economic and market conditions; effects of health epidemics and pandemics; changes in laws or regulations governing Royal Gold, Sandstorm, Horizon, operators or operating properties; changes in management and key employees; and other factors described under “Risk Factors” in the Purchaser Proxy Statement as well as in the Purchaser Annual Report, including under the caption “Risk Factors,” and in Royal Gold’s other filings with the SEC. Most of these factors are beyond Royal Gold’s ability to predict or control. Other unpredictable or unknown factors not discussed in this Appendix I or the documents incorporated by reference in this Appendix I could also have material adverse effects on forward-looking statements.

Forward-looking statements speak only as of the date on which they are made. Royal Gold disclaims any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to put undue reliance on forward-looking statements.

Documents Incorporated by Reference

Royal Gold files annual, quarterly, and current reports, proxy statements, and other information with the SEC. Annual and quarterly reports, proxy and information statements, and other information about Royal Gold filed with the SEC can be accessed at www.sec.gov and under Royal Gold’s company profile on SEDAR+ at www.sedarplus.ca. Copies of documents filed with the SEC by Royal Gold will also be available free of charge from Royal Gold’s website at www.royalgold.com under the “Investor Resources” tab. Unless otherwise provided below, the information provided in Royal Gold’s public filings (or available on Royal Gold’s website) is not part of this Circular and is not incorporated herein by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular is deemed to be part of this Circular, except for any information superseded by information in this Circular or in later filed documents incorporated by reference into this Circular (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed in accordance with SEC rules). Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular. These documents are considered to be a part of this Circular, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

This Circular incorporates by reference the documents listed below that Royal Gold has previously filed with the SEC and any additional documents that Royal Gold may file with the SEC under Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act (other than documents or information “furnished” to and not “filed” with the SEC) after the date of this Circular and until the date of the Meeting. These documents contain important information about Royal Gold, its business and its financial condition and performance.

Statements contained in this Circular, or in any document incorporated in this Circular by reference, regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to such contract or other document filed by Royal Gold as an exhibit with the SEC.

MANAGEMENT INFORMATION CIRCULAR

This Circular incorporates by reference the documents set forth below previously filed with the SEC and filed by Royal Gold on its profile on EDGAR at www.sec.gov:

•

the Purchaser Annual Report, including portions of Royal Gold’s definitive proxy statement for its 2025 annual meeting of stockholders, filed on April 4, 2025, to the extent specifically incorporated by reference therein;

•	the Purchaser Quarterly Report; and

•

Royal Gold’s Current Reports on Form 8-K filed with the SEC on February 20, 2025, March 21, 2025, April 18, 2025, May 27, 2025, July 1, 2025 and July 10, 2025 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the U.S. Exchange Act).

Copies of the Royal Gold documents incorporated herein by reference may be obtained on request without charge from Royal Gold at 1144 15th Street, Suite 2500, Denver, Colorado 80202 USA, Attention: Corporate Secretary. Copies of the documents incorporated herein by reference are also available under Royal Gold’s company profile on SEDAR+ at www.sedarplus.ca.

Overview

Royal Gold is a Delaware corporation whose principal executive offices are located at 1144 15th Street, Suite 2500, Denver, Colorado. Its telephone number is (303) 573-1660 and its website address is www.royalgold.com. Information presented or accessed through Royal Gold’s website is not incorporated into, or made a part of, this Circular.

Royal Gold acquires and manages precious metal streams, royalties and similar interests. Royal Gold seeks to acquire existing stream and royalty interests or to finance projects that are in the production, development or exploration stage in exchange for stream or royalty interests. Royal Gold does not conduct mining operations on the properties in which its holds stream and royalty interests, and Royal Gold generally is not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

Royal Gold manages its business under two segments:

•

Acquisition and Management of Stream Interests — A metal stream is a purchase agreement that provides, in exchange for an upfront deposit payment, the right to purchase all or a portion of one or more metals produced from a mine, at a price determined for the life of the transaction by the purchase agreement.

•

Acquisition and Management of Royalty Interests — Royalties are non-operating interests in mining projects that provide the right to a percentage of revenue or metals produced from the project after deducting specified costs, if any.

Royal Gold continually reviews opportunities to grow its portfolio, whether through the creation or acquisition of new or existing stream or royalty interests or other acquisition activity. Royal Gold generally has acquisition opportunities in various stages of review. Royal Gold’s review process may include, for example, engaging consultants and advisors to analyze an opportunity; analysis of financial, legal (including corporate governance), technical (including environmental issues concerning air, water and biodiversity and social impacts) and other confidential information regarding an opportunity; submission of indications of interest and term sheets; participation in preliminary discussions and negotiations; and involvement as a bidder in competitive processes.

Global Portfolio

Royal Gold owns a large portfolio of stream and royalty interests on properties at various stages of review and development. As of December 31, 2024:

MANAGEMENT INFORMATION CIRCULAR

•

Royal Gold owned nine stream interests, which are on seven production stage properties and two development stage properties. Stream interests accounted for 67% and 69% of Royal Gold’s total revenue for the years ended December 31, 2024 and 2023, respectively. Royal Gold expects stream interests to continue to represent a significant portion of its total revenue.

•

Royal Gold owned 166 royalty interests on 35 production stage properties, 16 development stage properties and 115 exploration stage properties, of which it considers 50 to be evaluation stage projects. Royal Gold uses “evaluation stage” to describe exploration stage properties that contain mineral resources and on which operators are engaged in the search for reserves. Royalty interests accounted for 33% and 31% of Royal Gold’s total revenue for the years ended December 31, 2024 and 2023, respectively.

The following map shows the approximate geographic distribution of all properties on which Royal Gold holds stream or royalty interests. In many cases, properties shown on the map are in close proximity and the individual properties are not separately identifiable.

Recent Developments

Kansanshi Transaction

On August 5, 2025, Royal Gold’s wholly owned subsidiary, RG AG, entered into a precious metals purchase agreement for gold deliveries referenced to copper production from the Kansanshi copper-gold mine in Zambia, operated and 80% owned by a subsidiary of First Quantum.

RG AG made an advance payment of $1.0 billion (the “Advance”) in return for a gold stream referenced to copper production, with deliveries of 75 ounces of gold per million pounds of recovered copper produced until the delivery of 425,000 ounces; 55 ounces of gold per million pounds of recovered copper produced between the delivery of 425,001 ounces and 650,000 ounces; and 45 ounces of gold per million pounds of recovered copper produced thereafter. Additionally, and depending on the achievement of certain objectives as described below, RG AG has granted options to First Quantum to accelerate stream deliveries and reduce the outstanding Advance:

MANAGEMENT INFORMATION CIRCULAR

•

Acceleration Option 1: From the earlier of the achievements by First Quantum of a minimum ‘BB’ or equivalent senior unsecured debt rating from a rating agency, or a Net Debt/TTM EBITDA ratio of 2.25x or less over three consecutive quarters starting from March 31, 2026, it will have a one-year period to exercise the option and deliver gold worth up to $200 million over a 14-month period from the date of option exercise and reduce the stream rates and delivery thresholds by up to 20%.

•

Acceleration Option 2: If First Quantum achieves either a minimum ‘BBB-’ or equivalent senior unsecured debt rating from a rating agency, or shows a Net Debt/TTM EBITDA ratio of 1.25x or less, over four consecutive quarters. and achieves certain operational conditions, it will have a one-year period to exercise the option and deliver gold worth up to $100 million over a 7-month period from the date of option exercise and reduce the stream rates and delivery thresholds by up to a further 10%.

RG AG will pay 20% of the spot gold price for each ounce delivered. Should one of the conditions in Acceleration Option 1 be met, RG AG will pay 35% of the spot gold price for each ounce delivered.

The acquisition was funded with available cash and a draw of $825 million on Royal Gold’s revolving credit facility on August 1, 2025.

RG AG’s interests under the stream agreement are guaranteed by all entities within the Kansanshi ownership chain, from the project company (Kansanshi Mining PLC) through to the parent, First Quantum. RG AG also has customary additional protections for a stream agreement including limitations on certain additional encumbrances, restrictions on transfer of mine ownership, sharing for insurance and expropriation proceeds, and typical remedies for events of default.

The Kansanshi mine is owned and operated by Kansanshi Mining PLC, which is 80% owned indirectly by First Quantum and 20% by ZCCM Investments Holdings PLC, a company majority-owned by the Government of the Republic of Zambia. First Quantum acquired its interest in the project in 2001, began construction soon after, and achieved commercial production in 2005. First Quantum expects a mine life of more than 20 years, and the all-in sustaining cost is expected to be in the lower half of the global copper cost curve during the next 10 years of mine life.

Purchaser Credit Facility

As noted above, on August 1, 2025, Royal Gold borrowed $825 million under the Purchaser Credit Facility to fund a portion of the Advance relating to the Kansanshi precious metals purchase agreement.

On August 5, 2025, Royal Gold and certain of its subsidiaries entered into an incremental joinder to the Purchaser Credit Facility, pursuant to which Royal Gold exercised the full $400 million accordion feature under the Purchaser Credit Facility, bringing the aggregate commitments under the revolving credit facility to $1.4 billion. Following exercise of the accordion feature and the August 1, 2025 borrowings, $575 million remains available under the Purchaser Credit Facility as of the date of this Circular. Royal Gold’s management believes that Royal Gold’s current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for the foreseeable future, including funding costs and expenses related to the closings of the Arrangement and the Horizon Arrangement.

AcquireCo

AcquireCo, a Canadian corporation, is a wholly owned indirect subsidiary of Royal Gold acquired by Royal Gold in 2010.

Dividends

Royal Gold has paid a cash dividend on its common stock since 2000. Royal Gold’s board of directors has discretion in determining whether to declare a dividend based on a number of factors, including metal prices, economic or market

MANAGEMENT INFORMATION CIRCULAR

conditions, earnings, cash flow, financial condition, and funding requirements for future opportunities or operations. While Royal Gold has increased Royal Gold’s dividend in prior years, there can be no assurance that it will continue to do so or that it will continue to pay any dividends. Royal Gold is also subject to certain restrictions on declaring and paying dividends pursuant to the Arrangement Agreement, as discussed under “The Arrangement Agreement – Covenants – Covenants of Royal Gold and AcquireCo Relating to the Conduct of Business”.

Dividends of $0.45 per Purchaser Share were declared and paid in each of the first, second and third quarter of 2025 for a total of $1.35 per Purchaser Share. Dividends of $0.40 per Purchaser Share were declared and paid in each of the first, second, third and fourth quarter of 2024 for a total of $1.60 per Purchaser Share. Dividends of $0.375 per Purchaser Share were declared and paid in each of the first, second, third and fourth quarter of 2023 for a total of $1.50 per Purchaser Share. Dividends of $0.35 per Purchaser Share were declared and paid in the first, second, third and fourth quarter, respectively, of 2022 for a total of $1.40 per Purchaser Share.

Capital Stock

The following description of Royal Gold’s capital stock, together with the additional information in any applicable supplement, summarizes the material terms and provisions of Royal Gold’s capital stock and various provisions of Royal Gold’s restated certificate of incorporation, as amended (the “certificate of incorporation”), and amended and restated bylaws, as amended (the “bylaws”). The terms of these securities may also be affected by the DGCL. The summary below is not intended to be complete and is qualified by reference to the provisions of applicable law and Royal Gold’s certificate of incorporation and bylaws.

Royal Gold’s authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. As of August 29, 2025, there were approximately 65.8 million shares of Royal Gold common stock issued and outstanding and no issued and outstanding shares of preferred stock.

Common Stock

Holders of Purchaser Shares are entitled to one vote for each Purchaser Share held in the election of directors and on all other matters submitted to a vote of stockholders and do not have any cumulative voting rights. Holders of Purchaser Shares are entitled to receive rateably such dividends, if any, when, as and if declared by the Purchaser Board, out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock.

Upon the liquidation, dissolution, or winding up of Royal Gold, the holders of Purchaser Shares are entitled to receive rateably the net assets of Royal Gold available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of Purchaser Shares have no pre-emptive, subscription, redemption or conversion rights. The outstanding Purchaser Shares are fully paid and non-assessable.

The Purchaser Shares are listed on the Nasdaq under the trading symbol “RGLD”. It is a condition to the completion of the Arrangement that the Purchaser Shares issuable in connection with the Arrangement be approved for listing on the Nasdaq (subject only to official notice of issuance).

Preferred Stock

Royal Gold’s preferred stock may be issued from time to time in one or more series, without stockholder approval. Subject to limitations prescribed by law, the board of directors is authorized to determine the voting powers (if any), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, for each series of preferred stock that may be issued, and to fix the number of shares of each such series. Thus, the board of directors, without stockholder approval, could authorize the issuance of preferred stock with voting, conversion

MANAGEMENT INFORMATION CIRCULAR

and other rights that could adversely affect the voting power and other rights of holders of Purchaser Shares or other series of preferred stock or that could have the effect of delaying, deferring or preventing a change in control of Royal Gold.

Anti-Takeover Provisions

Effect of Delaware Anti-takeover Statute

Royal Gold is subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with, controlling, or controlled by any of these entities or persons.

For additional information, including a comparison of rights between the DGCL and the BCBCA, please refer to Appendix M “Comparison of Rights of Shareholders and Purchaser Stockholders”.

MANAGEMENT INFORMATION CIRCULAR

Royal Gold’s Certificate of Incorporation and By-laws

Royal Gold’s certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited Purchaser Acquisition Proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

Classified Board of Directors. Royal Gold’s certificate of incorporation provides for Royal Gold’s board of directors to be divided into three classes of directors serving staggered three-year terms. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors.

Authorized but Unissued or Undesignated Capital Stock. Royal Gold’s authorized capital stock consists of 200,000,000 Purchaser Shares and 10,000,000 shares of preferred stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the Purchaser Board in one or more transactions. In this regard, Royal Gold’s certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of Purchaser Shares and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The Purchaser Board does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meetings of Stockholders. Royal Gold’s bylaws provide that special meetings of Royal Gold’s stockholders may be called only by Royal Gold’s chair of the board of directors, chief executive officer, president or board of directors. Purchaser Stockholders do not have the right to call special meetings or to bring business before special meetings.

Stockholder Action by Written Consent. Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting and without prior notice if a written consent is signed by the holders of the minimum number of votes necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted. Royal Gold’s bylaws provide the same standard for action by written consent and require a stockholder seeking to take action by written consent to give written notice to Royal Gold’s secretary requesting that the board of directors fix a record date and include in such notice certain specified information and representations regarding (i) each person whom the stockholder proposes to nominate for election or re-election as a director, (ii) any other business the stockholder proposes to take by written consent, (iii) the stockholder giving notice and the beneficial owner, if any, or any affiliate or associate thereof, on whose behalf the nomination or proposal is made (collectively, the “Proposing Stockholder”), (iv) any agreements, arrangements and understandings between the Proposing Stockholder and any other person in connection with the proposal of such business or nominations by the stockholder, (v) whether the Proposing Stockholder is a holder of record of stock and entitled to vote, and (vi) whether the Proposing Stockholder is or intends to be part of a group that intends to solicit consents from stockholders.

Notice Procedures. Royal Gold’s bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of Royal Gold’s stockholders, including proposals relating to the nomination of candidates for election as directors and amendments to Royal Gold’s certificate of incorporation or bylaws. These procedures provide that, as to matters not sought to be included in Royal Gold’s proxy statement, the stockholder must give timely notice of such stockholder proposals in writing to Royal Gold’s secretary prior to the meeting and update or supplement such notice, as required by Royal Gold’s bylaws. All stockholder proposals must also otherwise be a proper matter for stockholder action pursuant to Royal Gold’s certificate of incorporation, Royal Gold’s bylaws and applicable law. Generally, to be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of Royal Gold (a) in the case of an annual meeting, not less than 90 nor more than 120 calendar days prior to the first anniversary of the preceding year’s annual meeting (provided, however, that if the date of the annual meeting is more than 30 days before or more than 30

MANAGEMENT INFORMATION CIRCULAR

days after such anniversary date, notice by the stockholder must be so delivered, or mailed and received, not less than 90 nor more than 120 calendar days before such annual meeting, or not more than 10 calendar days following the day on which public announcement of the date of such meeting is first made by Royal Gold), or (b) in the case of a special meeting, not earlier than the 120th calendar day before such special meeting nor later than the later of (i) the 90th calendar day prior to such meeting or (ii) the 10th calendar day following the day on which public announcement of the date of such special meeting is first made by Royal Gold. Stockholders are not permitted to make proposals to be brought before any special meeting of Royal Gold’s stockholders other than the nomination of candidates for election as directors where the stated purpose for such special meeting includes the election of directors.

Any such notice must include certain specified information and representations regarding (i) each person whom the stockholder proposes to nominate for election or re-election as a director, (ii) any other business the stockholder proposes to bring before the meeting, (iii) the Proposing Stockholder, (iv) any agreements, arrangements and understandings between the Proposing Stockholder and any other person in connection with the proposal of such business or nominations by the stockholder, (v) whether the Proposing Stockholder is a holder of record of stock and entitled to vote, and (vi) whether the Proposing Stockholder is or intends to be part of a group that intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Royal Gold’s outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies from stockholders in support of such proposal. As to matters sought to be included in Royal Gold’s proxy statement in accordance with Rule 14a-8 under the U.S. Exchange Act, stockholders must comply with the requirements of Rule 14a-8.

Limitations on Liability and Indemnification of Officers and Directors

Royal Gold’s certificate of incorporation provides that no director or officer of Royal Gold shall be liable to Royal Gold or to its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except to the extent such an exemption from liability or limitation thereof is not permitted under the DGCL as presently in effect or as the same may hereafter be amended. This provision does not eliminate any liability of:

•	a director or officer for any breach of the director’s or officer’s duty of loyalty to Royal Gold or its stockholders;

•	a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	a director under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL);

•	a director or officer for any transaction from which the director or officer derived an improper personal benefit; or

•	an officer in any action by or in the right of Royal Gold.

In addition, this provision does not limit Royal Gold’s rights or the rights of Royal Gold’s stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

Royal Gold’s bylaws provide that Royal Gold shall indemnify Royal Gold’s directors and officers to the fullest extent permitted by Delaware law as it presently exists or may be amended. In addition, Royal Gold’s bylaws provide that Royal Gold shall pay the expenses (including attorneys’ fees) incurred by a director of officer in defending any proceeding in advance of its final disposition provided Royal Gold has received an undertaking by the director or officer to repay all amounts advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified. Royal Gold’s bylaws and the DGCL further provide that such indemnification is not exclusive of any other rights to which such

MANAGEMENT INFORMATION CIRCULAR

individuals may be entitled under the bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise.

Royal Gold has entered into indemnification agreements with all of Royal Gold’s current directors and officers to assure them that they will be indemnified to the fullest extent permitted by the laws of the state of Delaware in effect on the date of the agreements or as such laws may from time to time be amended to increase the scope of such permitted indemnification. The indemnification agreements provide Royal Gold’s directors and officers indemnification against, among other things, any and all expenses, damages, losses, liabilities, judgments, payments, fines, penalties (whether civil, criminal or other), awards and amounts paid in settlement (including all interest, assessments and other charges paid or incurred in connection with or with respect to any of the foregoing), provide for the advancement of expenses incurred by the director or officer in connection with any proceeding and obligate the director or officer to repay Royal Gold for all amounts so advanced if it is subsequently determined, as provided in the indemnification agreements, that the director or officer is not entitled to indemnification. The indemnification agreements also provide certain methods and presumptions for determining whether the director or officer is entitled to indemnification, among other matters, as set forth in such agreement. However, Royal Gold is not required to indemnify a director or officer on account of certain claims, including, among others, (i) claims relating to profits made from the purchase and sale (or sale and purchase) of securities of Royal Gold within the meaning of Section 16(b) of the U.S. Exchange Act; (ii) claims relating to reimbursements made to Royal Gold under certain provisions of the Sarbanes-Oxley Act of 2002 or under any compensation recoupment or clawback agreement, award or policy of Royal Gold; or (iii) claims initiated by a director or officer against Royal Gold or its directors, officers, employees or other indemnitees, subject to certain exceptions.

Royal Gold’s bylaws also provide that Royal Gold may, to the extent authorized by the board of directors, provide rights to indemnification and to the advancement of expenses to employees and agents of Royal Gold similar to those conferred to directors and officers, as described above.

Transfer Agent and Registrar

The transfer agent and registrar for the Purchaser Shares is Computershare Investor Services Inc.

Trading Price and Volumes

The following table sets out the high and low trading prices and average daily trading volumes for shares of Royal Gold common stock on the Nasdaq on a monthly basis for the period from September 1, 2024 to September 5, 2025.

Month	High (US$)	Low (US$)	Volume
2024
September	147.65	133.75	7,116,726
October	155.10	135.00	6,319,437
November	151.41	137.52	8,823,671
December	154.18	130.67	8,418,552
2025
January	142.24	131.73	7,663,765
February	155.64	138.34	9,279,308
March	164.96	146.88	10,858,761
April	191.78	151.10	15,532,959
May	184.77	164.20	10,591,145
June	187.62	172.29	11,961,907
July	180.62	150.75	21,448,951
August	180.20	151.50	16,855,204
September 1 to 5	185.68	177.62	3,359,710

MANAGEMENT INFORMATION CIRCULAR

Risk Factors

An investment in the securities of Royal Gold and the completion of the Arrangement are subject to certain risks. In addition to considering the other information in this Circular, including the risk factors relating to the Arrangement set forth under “Risk Factors” in this Circular, readers should carefully consider the risk factors described under the heading “Risk Factors” in the Purchaser Annual Report which is incorporated by reference in this Circular. If any of the identified risks were to materialize, Royal Gold’s business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Royal Gold that may present additional risks in the future.

Interests of Experts

The consolidated financial statements of Royal Gold incorporated by reference in this Circular, and the effectiveness of Royal Gold’s internal control over financial reporting as of December 31, 2024 have been audited by Ernst & Young LLP, as stated in their reports which are also incorporated herein by reference. Ernst & Young LLP, is independent with respect to Royal Gold within the meaning of U.S. federal Laws and applicable rules and regulations of the SEC and the PCAOB.

MANAGEMENT INFORMATION CIRCULAR

Appendix J

Information Concerning the Combined Company

Notice to Reader

The following information about Royal Gold following completion of the Arrangement and the Horizon Arrangement should be read in conjunction with documents incorporated by reference in this Circular and the information concerning Royal Gold and Sandstorm, as applicable, appearing elsewhere in this Circular. See Appendix I “Information Concerning Royal Gold” and Appendix H “Information Concerning Sandstorm” in this Circular. For further information regarding Royal Gold or Sandstorm, please refer to the filings under their respective issuer profiles on EDGAR at www.sec.gov or SEDAR+ at www.sedarplus.ca as applicable.

Forward-Looking Statements

Certain statements contained in this Appendix J, and in certain documents incorporated by reference in this Appendix J, constitute forward-looking statements or information within the meaning of applicable Canadian Securities Laws and U.S. Securities Laws. Such forward-looking statements relate to future events or Royal Gold’s and Sandstorm’s future performance. See “General Information – Forward-Looking Information” in this Circular and “Forward-Looking Statements” in Appendix I “Information Concerning Royal Gold”.

General

The Arrangement will result in a strategic business combination of Royal Gold and Sandstorm, pursuant to which Royal Gold (through AcquireCo) will acquire all of the issued and outstanding Company Shares in exchange for the issuance of Purchaser Shares. Upon completion of the Arrangement, Shareholders will receive 0.0625 of a Purchaser Share in exchange for each Company Share held (other than Company Shares held by Dissenting Shareholders), subject to adjustment in accordance with the Arrangement Agreement, if applicable. Upon completion of the Arrangement, it is expected that existing Purchaser Stockholders will own approximately 77% and Shareholders will own approximately 23% of the Combined Company on a fully diluted basis (based on the number of issued and outstanding securities of the Company and Royal Gold as of the date of the Arrangement Agreement).

In addition, the Horizon Arrangement, if consummated, will result in a strategic business combination of Royal Gold and Horizon pursuant to which Royal Gold (through AcquireCo) will acquire all of the issued and outstanding common shares of Horizon (other than common shares of Horizon held by Sandstorm) in exchange for cash consideration of C$2.00 per common share of Horizon (other than common shares of Horizon with respect to which dissent rights have been validly exercised and not validly withdrawn), subject to adjustment in accordance with the Horizon Arrangement Agreement, if applicable.

Following completion of the Arrangement and the Horizon Arrangement, Royal Gold will continue to be the publicly traded parent company of the combined business with the Purchaser Shares traded on the Nasdaq, and each of Sandstorm and Horizon will be a wholly owned subsidiary of Royal Gold. The Combined Company will remain a corporation governed by the laws of the state of Delaware. Royal Gold’s principal executive offices will continue to be located at 1144 15th Street, Suite 2500, Denver, Colorado 80202-1161, USA. Royal Gold will continue to be a reporting issuer in each of the provinces of Canada. Subject to certain exceptions, Royal Gold will continue to be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Royal Gold to file reports with respect to trades of Royal Gold securities, provided that Royal Gold complies with the requirements of applicable U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters, and Royal Gold files with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act.

Capital Structure

As of August 29, 2025, approximately 65.8 million Purchaser Shares were issued and outstanding. Upon the consummation of the Arrangement, Shareholders (including holders of Company RSRs which will be settled in Company Shares at the Effective Time) will

MANAGEMENT INFORMATION CIRCULAR

acquire an aggregate of up to approximately 18,5 million Purchaser Shares, which represents approximately 28% of the Purchaser Shares issued and outstanding prior to the consummation of the Arrangement (subject to the number of Company Shares in respect of which Dissent Rights are validly exercised and the rounding of fractional Purchaser Shares in accordance with the Plan of Arrangement). It is expected that existing Purchaser Stockholders will own approximately 77% and Shareholders will own approximately 23% of the Combined Company on a fully diluted basis (based on the number of issued and outstanding securities of the Company and Royal Gold as of the date of the Arrangement Agreement).

Following Royal Gold’s assumption of the Company Options upon the consummation of the Arrangement, it is expected that the outstanding Company Options will entitle the holders thereof to acquire up to approximately 0.9 million Purchaser Shares, which represents approximately 1% of the Purchaser Shares issued and outstanding prior to the consummation of the Arrangement, on a fully diluted basis.

The authorized share capital of the Combined Company will remain unchanged from the current authorized share capital of Royal Gold. For a description of the authorized share capital of Royal Gold and the rights attached to the Purchaser Shares, please refer to “Capital Stock” in Appendix I “Information Concerning Royal Gold”.

Description of the Business

Except as otherwise described in this Appendix J, the business of the Combined Company and information relating to the Combined Company will be that of Royal Gold generally and as disclosed elsewhere in Appendix I “Information Concerning Royal Gold”. Following completion of the Arrangement and the Horizon Arrangement, the Combined Company’s portfolio would be comprised of over 400 assets tied to mining assets at various stages of the mine life cycle, consisting of Royal Gold’s existing portfolio of approximately 175 royalty and stream interests, Sandstorm’s existing portfolio of approximately 230 royalty and stream interests, and Horizon’s existing portfolio of one royalty interest and two minority equity interests in mining projects.

Dividends

Future dividends (if any) of the Combined Company would depend on its earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that the board of directors of the Combined Company deems relevant. The board of directors of the Combined Company will retain the power to amend Royal Gold’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future.

Repayment of Sandstorm and Horizon Debt

Pursuant to the Arrangement Agreement, Royal Gold has agreed to repay all of the outstanding debt under the Company Credit Facility upon closing of the Arrangement. For additional information regarding Sandstorm’s debt, see the Company Annual MD&A, Company Interim MD&A and Company Financial Statements, all of which are incorporated by reference into this Circular.

In addition, upon closing of the Horizon Arrangement, Royal Gold intends to repay all of the outstanding indebtedness under Horizon’s revolving credit facility in accordance with the Horizon Arrangement Agreement.

Unaudited Pro Forma Condensed Combined Financial Statements

For selected unaudited pro forma condensed combined financial statements of Royal Gold after giving effect to the Arrangement and the Horizon Arrangement, see Appendix K “Unaudited Pro Forma Financial Information” attached to this Circular.

Directors and Executive Officers

Royal Gold has not entered into any agreement or understanding with Sandstorm or Horizon regarding changes to the Royal Gold board of directors or management, and no changes to the composition of the Royal Gold board of directors or management are contemplated in connection with the Arrangement or the Horizon Arrangement. Information about Royal Gold’s current directors and executive officers is contained in the Purchaser Annual Report, which is incorporated by reference in this Circular.

MANAGEMENT INFORMATION CIRCULAR

Auditor, Transfer Agent and Registrar

Following the completion of the Arrangement and Horizon Arrangement, it is expected that the auditor of Royal Gold will continue to be Ernst & Young LLP, located in Denver, Colorado, and the transfer agent and registrar for the Purchaser Shares will continue to be Computershare Investor Services Inc..

Risk Factors

The business and operations of the Combined Company following completion of the Arrangement and the Horizon Arrangement will continue to be subject to the risks currently faced by Royal Gold, Sandstorm and Horizon, as well as certain risks unique to the Combined Company following completion of the Arrangement and the Horizon Arrangement. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Royal Gold, Sandstorm or Horizon, may also adversely affect Royal Gold, Sandstorm or Horizon prior to the Arrangement or the Horizon Arrangement, as applicable, or the Combined Company following completion of the Arrangement and the Horizon Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein, and documents filed by Royal Gold and Sandstorm pursuant to applicable laws from time to time.

See “Risk Factors” in this Circular, Appendix I “Information Concerning Royal Gold” and Appendix H “Information Concerning Sandstorm”.

MANAGEMENT INFORMATION CIRCULAR

Appendix K

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Combined Financial Information

Introduction

On July 6, 2025, Royal Gold entered into the Arrangement Agreement and the Horizon Arrangement Agreement with each of Sandstorm and Horizon, respectively. Under the terms of the Arrangement Agreement, Royal Gold has agreed to acquire 100% of the issued and outstanding Company Shares in exchange for Purchaser Shares at the Exchange Ratio for each Company Share outstanding. The Exchange Ratio implies a premium of 21% based on the 20-day volume-weighted average price (“VWAP”) and 17% based on the closing price of the Company Shares on the NYSE and of the Purchaser Shares on Nasdaq on July 3, 2025, and reflected a transaction equity value of approximately $3.5 billion at the time of signing. The Arrangement is subject to approvals by each of the Shareholders and the Purchaser Stockholders.

Under the terms of the Horizon Arrangement Agreement, Royal Gold has agreed to acquire 100% of the issued and outstanding Horizon common shares (other than the Horizon common shares held by Sandstorm or its subsidiaries) in exchange for cash of C$2.00 per share. The price per Horizon common share implies a premium of 85% to the 20-day VWAP and 72% to the closing price of Horizon common shares on the TSX Venture Exchange on July 4, 2025, and reflected a transaction equity value of approximately $196 million at the time of signing. Purchaser Stockholder approval is not being solicited for the Horizon Arrangement, although the Horizon Arrangement is subject to approval by the Horizon securityholders. Royal Gold may, but is not obligated to, complete the Arrangement or Horizon Arrangement if the Horizon securityholders or Shareholders, respectively, do not approve the applicable arrangement.

On August 5, 2025, RG AG, a wholly owned subsidiary of Royal Gold, entered into a precious metals purchase agreement for gold deliveries referenced to copper production from the Kansanshi copper-gold mine in the North Western Province of Zambia, operated and 80% owned by a subsidiary of First Quantum. RG AG made the Advance in return for a gold stream referenced to copper production, with deliveries of 75 ounces of gold per million pounds of recovered copper produced until the delivery of 425,000 ounces; 55 ounces of gold per million pounds of recovered copper produced between the delivery of 425,001 ounces and 650,000 ounces; and 45 ounces of gold per million pounds of recovered copper produced thereafter. Additionally, and depending on the achievement of certain objectives as described in the precious metals purchase agreement, RG AG has granted options to First Quantum to accelerate stream deliveries and reduce the outstanding Advance. RG AG will pay 20% of the spot gold price for each ounce delivered. Should First Quantum achieve a certain credit rating or leverage ratio, RG AG will pay 35% of the spot gold price for each ounce delivered. The Advance was funded with available cash and a draw of $825 million on the Purchaser Credit Facility. There are no historical balances associated with the acquired mineral rights of Kansanshi.

The Arrangement and Horizon Arrangement are considered to be target acquisitions and the repayment of debt of Sandstorm and Horizon as well as the draw down on the Purchaser Credit Facility to finance these acquisitions and the Kansanshi Transaction are considered to be material under Regulation S-X Rule 11-01(a)(8). The Arrangement, Horizon Arrangement and Kansanshi Transaction are collectively referred to as the “Transactions” for which pro formas are being prepared.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” in May 2020, which is herein referred to as “Article 11.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the

MANAGEMENT INFORMATION CIRCULAR

accounting for the transaction (“transaction accounting adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“management’s adjustments”). Royal Gold has elected not to present management’s adjustments and has only presented transaction accounting adjustments in the following unaudited pro forma condensed combined financial information. Therefore, the unaudited pro forma condensed combined financial information does not reflect any cost savings or associated costs to achieve such savings from operating efficiencies, synergies or other restructuring that may result from the Transactions.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025 combines the unaudited condensed consolidated balance sheet of Royal Gold as of June 30, 2025, after giving effect to the Kansanshi Transaction, with the unaudited condensed consolidated statement of financial position of Sandstorm as of June 30, 2025 and Horizon as of June 30, 2025, giving effect to the Transactions as if they had been consummated on June 30, 2025.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025 combines the unaudited condensed consolidated statement of operations of Royal Gold after giving effect to the Kansanshi Transaction for the six months ended June 30, 2025 with the unaudited condensed consolidated income statement of Sandstorm for the six months ended June 30, 2025 and Horizon for the six months ended June 30, 2025, giving effect to the Transactions as if they had been consummated on January 1, 2024.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 combines the audited consolidated statement of operations of Royal Gold after giving effect to the Kansanshi Transaction for the year ended December 31, 2024 with the audited consolidated income statement of Sandstorm for the year ended December 31, 2024 and Horizon for the year ended December 31, 2024, giving effect to the Transactions as if they had been consummated on January 1, 2024.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:

•	the Purchaser Annual Financial Statements;

•	the Purchaser Interim Financial Statements;

•	the Company Annual Financial Statements;

•	the Company Interim Financial Statements;

•	the historical audited consolidated financial statements of Horizon as of and for the year ended December 31, 2024; and

•	the historical unaudited condensed consolidated financial statements of Horizon as of and for the six months ended June 30, 2025.

The historical consolidated financial statements of Sandstorm and Horizon have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and in their presentation and reporting currency of U.S. Dollars (“USD”). The historical consolidated financial statements of Royal Gold have been prepared in accordance with GAAP and in their presentation and reporting currency of USD.

All references to “$” herein are to USD unless otherwise specified. All references to “C$” are to Canadian dollars.

MANAGEMENT INFORMATION CIRCULAR

Accounting for the Transactions

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with GAAP. Royal Gold has been treated as the acquirer for accounting purposes and has preliminarily concluded it will account for the Transactions as asset acquisitions in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). The accounting for asset acquisitions is accounted for by using a cost accumulation model, where the cost of the acquisition is allocated to the assets acquired on the basis of relative fair values. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information. There may be differences between these preliminary estimates used to prepare the accompanying unaudited pro forma condensed combined financial information and the final purchase accounting which could have a material impact on the Combined Company’s future results of operations and financial position.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information appearing below does not consider any potential effects of changes in market conditions on revenues or expense efficiencies, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the Transactions. Because each of the Arrangement and the Horizon Arrangement could be completed in the absence of the other transaction, the unaudited pro forma condensed combined financial information appearing below presents the historical financial information, adjusted for material IFRS differences and transaction accounting adjustments, separately for Sandstorm and Horizon. Additionally, the pro forma elimination adjustment column is presented for Sandstorm and Horizon to illustrate the pro forma effect of the consolidated entities, assuming the consummation of the acquisition of both entities, to illustrate the eliminations between Sandstorm and Horizon which are further discussed in Note 5.

The unaudited pro forma condensed combined financial information has been prepared based on the aforementioned historical consolidated financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information. The pro forma adjustments reflect transaction accounting adjustments related to the Transactions. Amounts presented reflect the accounting for the acquisition of the Kansanshi stream, Sandstorm and Horizon by Royal Gold. These transaction accounting adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information. Therefore, the unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to represent the Combined Company’s consolidated results of operations or consolidated financial position that would actually have occurred had the Transactions been consummated on the dates assumed or to project the Combined Company’s consolidated results of operations or consolidated financial position for any future date or period.

In addition, for purposes of the unaudited pro forma condensed combined financial information, certain amounts within the applicable historical consolidated financial statements of Sandstorm and Horizon have been reclassified to align to the financial statement presentation of Royal Gold. The applicable historical consolidated financial statements of Sandstorm and Horizon are prepared in accordance with IFRS. Royal Gold has performed a preliminary analysis and has identified material differences between IFRS and GAAP for the purposes of presenting the unaudited pro forma condensed combined financial information. A more comprehensive comparison and assessment including review of the accounting policies of Sandstorm and Horizon will occur in connection with consummation of the Arrangement and the Horizon Arrangement, which may result in additional differences identified.

MANAGEMENT INFORMATION CIRCULAR

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not reflect the costs of any management adjustments, including integration activities or cost savings or synergies that may be achieved because of the Transactions.

Royal Gold did not have any material relationships with Sandstorm or Horizon prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. However, Sandstorm and Horizon had material relationships prior to the Transactions and therefore pro forma adjustment have been presented to eliminate activities between the companies as disclosed in Note 3.

MANAGEMENT INFORMATION CIRCULAR

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2025

	As of June 30, 2025										As of June 30, 2025

(in $ 000s)	Royal Gold Historical	Kansanshi Pro Forma Adjustments	Royal Gold Historical, as adjusted	Sandstorm Historical, adjusted for Reclassifications	IFRS Differences	Financing Adjustment		Transaction Accounting Adjustments		Pro Forma Combined	Horizon Historical, adjusted for Reclassifications	Eliminations		Financing Adjustment		Transaction Accounting Adjustments		Pro Forma Combined
		Note 2		Note 3	Note 3	Note 5		Note 5			Note 3	Note 5		Note 5		Note 5

Cash and cash equivalents	248,180	(175,000)	73,180	6,595	—	321,403	(f)	(21,900)	(d)	57,875	2,266	—		133,378	(f)	(84,918)	(a)	62,531

								(315,000)	(c)							(2,400)	(d)

								(6,403)	(g)							(5,000)	(c)

																(38,670)	(g)

Royalty and other receivables	64,994	—	64,994	25,011	(492)	—		—		89,513	5,025	—		—		—		94,538

Income tax receivable	13,573	—	13,573	—	—	—		—		13,573	—	—		—		—		13,573

Stream inventory	13,337	—	13,337	—	—	—		—		13,337	—	—		—		—		13,337

Prepaid expenses and other	1,929	—	1,929	8,619	—	—		—		10,548	—	(3,894)	(b)	—		—		6,654

Total Current Assets	342,013	(175,000)	167,013	40,225	(492)	321,403		(343,303)		184,846	7,291	(3,894)		133,378		(130,988)		190,633

Stream, royalty, and other interests, net	3,141,548	1,000,000	4,141,548	1,449,504	(3,205)	—		2,303,838	(a,e)	7,891,685	227,197	(297,397)	(b)	—		130,807	(a,e)	7,952,292

Investments in associates	—	—	—	71,094	—	—		123,003	(a)	194,097	251,904	(7,473)	(b)	—		75,580	(a)	514,108

Investments	—	—	—	235,157	—	—		—		235,157	—	(170,361)	(b)	—		—		64,796

Loans to associate	—	—	—	—	—	—		—		—	30,689	—		—		—		30,689

Other assets	88,892	—	88,892	33,056	2,175	—		2,890	(a)	127,013	656	—		—		—		127,669

Total Non-Current Assets	3,230,440	1,000,000	4,230,440	1,788,811	(1,030)	—		2,429,731		8,447,952	510,446	(475,231)		—		206,387		8,689,554

Total Assets	3,572,453	825,000	4,397,453	1,829,036	(1,522)	321,403		2,086,428		8,632,798	517,737	(479,125)		133,378		75,399		8,880,187

Trade and other payables	5,506	—	5,506	16,787	—	—		—		22,293	729	—		—		—		23,022

Dividends payable	29,640	—	29,640	—	—	—		—		29,640	—	—		—		—		29,640

Income tax payable	24,421	—	24,421	—	—	—		—		24,421	—	—		—		—		24,421

Current portion of debt	—	—	—	—	—	—		—		—	13,728	(13,728)	(b)	—		—		—

Other current liabilities	16,534	—	16,534	—	—	—		—		16,534	—	—		—		—		16,534

Total Current Liabilities	76,101	—	76,101	16,787	—	—		0		92,888	14,457	(13,728)		—		—		93,617
Mount Milligan deferred liability	25,000	—	25,000	—	—	—		—		25,000	—	—		—		—		25,000

Debt	—	825,000	825,000	315,000	—	321,403	(f)	(315,000)	(c)	1,146,403	194,687	(189,687)	(b)	133,378	(f)	(5,000)	(c)	1,279,781

								6,403	(g)							38,670	(g)

								(6,403)	(g)							(38,670)	(g)

Deferred income tax liability	131,644	—	131,644	22,415	—	—		686,157	(e)	840,216	—	—		—		28,554	(e)	868,770

MANAGEMENT INFORMATION CIRCULAR

	As of June 30, 2025									As of June 30, 2025

(in $ 000s)	Royal Gold Historical	Kansanshi Pro Forma Adjustments	Royal Gold Historical, as adjusted	Sandstorm Historical, adjusted for Reclassifications	IFRS Differences	Financing Adjustment	Transaction Accounting Adjustments		Pro Forma Combined	Horizon Historical, adjusted for Reclassifications	Eliminations		Financing Adjustment	Transaction Accounting Adjustments		Pro Forma Combined

Stream obligations	—	—	—	—	—	—	—		—	401,508	(401,508)	(b)	—	—		—

Other liabilities	20,749	—	20,749	22,097	—	—	—		42,846	—	—		—	—		42,846

Total Non-Current Liabilities	177,393	825,000	1,002,393	359,512	—	321,403	371,157		2,054,465	596,195	(591,195)		133,378	23,554		2,216,397

Total Liabilities	253,494	825,000	1,078,494	376,299	—	321,403	371,157		2,147,353	610,652	(604,923)		133,378	23,554		2,310,014

Preferred stock	—	—	—	—	—	—	—		—	—	—		—	—		—

Common stock	658	—	658	1,284,821	—	—	185	(a)	843	37,304	—		—	(37,304)	(a)	843

							(1,284,821)	(a)

Additional paid-in capital	2,229,722	—	2,229,722	35,867	(1,522)	—	3,171,556	(a)	5,399,756	8,169	—		—	(8,169)	(a)	5,399,756

							(35,867)	(a)

Accumulated earnings	1,076,562	—	1,076,562	107,479	—	—	(107,479)	(a)	1,048,259	(138,388)	604,923	(b)	—	138,388	(a)	1,132,987

							(21,900)	(d)			(479,125)	(b)		(2,400)	(d)

							(6,403)	(g)						(38,670)	(g)

Total Equity	3,306,942	—	3,306,942	1,428,167	(1,522)		1,715,271		6,448,858	(92,915)	125,798		—	51,845		6,533,586

Noncontrolling interests	12,017	—	12,017	24,570	—	—	—		36,587	—	—		—	—		36,587

Total Liabilities and Equity	3,572,453	825,000	4,397,453	1,829,036	(1,522)	321,403	2,086,428		8,632,798	517,737	(479,125)		133,378	75,399		8,880,187

See accompanying notes to unaudited pro forma condensed combined financial information.

MANAGEMENT INFORMATION CIRCULAR

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2025

	For the Six Months Ended June 30, 2025											For the Six Months Ended June 30, 2025

(in $ 000s, except share data)	Royal Gold Historical	Kansanshi Pro Forma Adjustments			Royal Gold Historical, as adjusted	Sandstorm Historical, adjusted for Reclassifications	IFRS Differences	Transaction Accounting Adjustments			Pro Forma Combined	Horizon Historical, adjusted for Reclassifications	IFRS Differences	Eliminations			Transaction Accounting Adjustments			Financing Adjustment			Pro Forma Combined
		Note 2, Note 6 (ee)				Note 3	Note 3, Note 6 (ee)	Note 6				Note 3	Note 3	Note 6			Note 6			Note 6
Revenue	255,673	—			255,673	63,597	—	—			319,270	—	—	—			—			—			319,270
Royalty revenue	147,407	—			147,407	37,890	—	—			185,297	6,490	—	—			—			—			191,787
Total revenue	403,080	—			403,080	101,487	—	—			504,567	6,490	—	—			—			—			511,057
Cost of sales, excluding depletion	48,685	—			48,685	12,144	—	—			60,829	—	—	—			—			—			60,829
General and administrative	21,333	—			21,333	7,207	1,828	449	(gg	)	52,717	1,450	—	—			2,400	(dd	)	—			56,567
								21,900	(dd	)
Production taxes	3,962	—			3,962	—	—	—			3,962	—	—	—			—			—			3,962
Depreciation, depletion, and amortization	64,148	—			64,148	27,179	(988)	148	(aa	)	103,606	2,436	5,251	—			(4,376)	(aa	)	—			106,917
							11,487	1,632	(aa	)
Other expenses	—	—			—	4,986	—	—			4,986	15	—	—			—			—			5,001
Total costs and expenses	138,128	—			138,128	51,516	12,327	24,129			226,100	3,901	5,251	—			(1,976)			—			233,276
Operating income (loss)	264,952	—			264,952	49,971	(12,327)	(24,129)			278,467	2,589	(5,251)	—			1,976			—			277,781
Fair value changes in equity securities	(34)	—			(34)	—	—	—			(34)	—	—	—			—			—			(34)
Interest and other income	4,762	—			4,762	—	343	—			5,105	899	—	—			—			—			6,004
Interest and other expense	(2,701)	(22,688)			(25,389)	(13,318)	767	13,318	(cc	)	(24,622)	(5,962)	—	5,777	(bb	)	185	(cc	)	(12,506)	(ff	)	(37,128)
Other gains (losses)	—	—			—	4,992	—	—			4,992	21	—	2,877	(bb	)	—			—			4,503
														(2,489)	(bb	)
														(898)	(bb	)
Loss on revaluation of stream obligations	—	—			—	—	—	—			—	(40,727)	—	40,727	(bb	)	—			—			—
Income (loss) before taxes	266,979	(22,688)			244,292	41,645	(11,217)	(10,811)			263,908	(43,180)	(5,251)	45,994			2,161			(12,506)			251,126
Income tax expense	(20,927)	4,785	(ee	)	(16,142)	(13,439)	3,029	2,919	(ee	)	(23,634)	(76)	1,418	(12,418)	(ee	)	(583)	(ee	)	2,638	(ee	)	(32,656)
Net income (loss) and comprehensive income	246,052	(17,903)			228,149	28,206	(8,188)	(7,892)			240,275	(43,256)	(3,833)	33,576			1,578			(9,869)			218,470
Net income (loss) attributable to shareholders	245,847					25,963					237,827	(43,256)											216,022
Net income (loss) attributable to non-controlling interests	205					2,243					2,448	—											2,448
Basic EPS	3.73					0.09						(0.50)											2.57
Diluted EPS	3.73					0.09						(0.50)											2.56

See accompanying notes to unaudited pro forma condensed combined financial information.

MANAGEMENT INFORMATION CIRCULAR

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2024

	For the Year Ended December 31, 2024											For the Year Ended December 31, 2024

(in $ 000s, except share data)	Royal Gold Historical	Kansanshi Pro Forma Adjustments			Royal Gold Historical, as adjusted	Sandstorm Historical, adjusted for Reclassifications	IFRS Differences	Transaction Accounting Adjustments			Pro Forma Combined	Horizon Historical, adjusted for Reclassifications	IFRS Differences	Eliminations			Transaction Accounting Adjustments			Financing Adjustment			Pro Forma Combined
		Note 2, Note 6 (ee)				Note 3	Note 3, Note 6 (ee)	Note 6				Note 3	Note 3	Note 6			Note 6			Note 6
Revenue	483,294	—			483,294	107,742	—	—			591,036	—	—	—			—			—			591,036
Royalty revenue	236,101	—			236,101	68,541	—	—			304,642	12,781	—	—			—			—			317,423
Total revenue	719,395	—			719,395	176,283	—	—			895,678	12,781	—	—			—			—			908,459
Cost of sales, excluding depletion	97,514	—			97,514	19,994	—	—			117,508	—	—	—			—			—			117,508
General and administrative	40,934	—			40,934	17,887	3,658	449	(gg	)	84,828	1,563	—	—			2,400	(dd	)	—			88,791
								21,900	(dd	)
Production taxes	6,622	—			6,622	—	—	—			6,622	—	—	—			—			—			6,622
Depreciation, depletion, and amortization	144,426	—			144,426	60,308	(2,000)	296	(aa	)	222,156	7,699	14,434	—			(12,600)			—			231,689
							11,914	7,212	(aa	)
Other expenses	—	—			—	7,063	—	—			7,063	97	—	—			—			—			7,160
Total costs and expenses	289,496	—			289,496	105,252	13,572	29,858			438,178	9,359	14,434	—			(10,200)			—			451,771
Operating income (loss)	429,899	—			429,899	71,031	(13,572)	(29,858)			457,500	3,422	(14,434)	—			10,200			—			456,688
Fair value changes in equity securities	(66)	—			(66)	—	—	—			(66)	—	—	—			—			—			(66)
Interest and other income	6,008	—			6,008	—	704	—			6,712	1,519	—	—			—			—			8,231
Interest and other expense	(9,749)	(45,375)			(55,124)	(35,028)	1,629	35,028	(cc	)	(53,495)	(11,558)	—	11,448	(bb	)	110	(cc	)	(25,013)	(ff	)	(78,508)
Other gains (losses)	—	—			—	(6,469)	(3,205)	—			(9,674)	376	—	3,491	(bb	)	—			—			(24,388)
	—	—			—	—	—	—			—	—	—	(16,133)	(bb	)	—			—			—
	—	—			—	—	—	—			—	—	—	(2,448)	(bb	)	—			—			—
Loss on revaluation of stream obligations	—	—			—	—	—	—			—	(50,865)	—	50,865	(bb	)	—			—			—
Income (loss) before taxes	426,092	(45,375)			380,717	29,534	(14,444)	5,170			400,977	(57,106)	(14,434)	47,223			10,310			(25,013)			361,957
Income tax expense	(93,613)	9,570	(ee	)	(84,043)	(14,030)	3,900	(1,396)	(ee	)	(95,570)	(73)	3,897	(12,750)	(ee	)	(2,784)	(ee	)	5,275	(ee	)	(102,004)
Net income (loss) and comprehensive income	332,479	(35,805)			296,674	15,504	(10,544)	3,774			305,408	(57,179)	(10,537)	34,473			7,526			(19,738)			259,953
Net income (loss) attributable to shareholders	332,023					14,293					303,741	(57,179)											258,286
Net income (loss) attributable to non-controlling interests	456					1,211					1,667	—											1,667
Basic EPS	5.04					0.05								(0.66)									3.07
Diluted EPS	5.04					0.05								(0.66)									3.07

See accompanying notes to unaudited pro forma condensed combined financial information.

MANAGEMENT INFORMATION CIRCULAR

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

The pro forma adjustments have been prepared as if the Transactions had been consummated on June 30, 2025, in the case of the unaudited pro forma condensed combined balance sheet, and, in the case of the unaudited pro forma condensed combined statements of operations, as if the Transactions had been consummated on January 1, 2024, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

The historical consolidated financial statements of Sandstorm and Horizon have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and in their presentation and reporting currency of USD. The historical consolidated financial statements of Royal Gold have been prepared in accordance with GAAP and in their presentation and reporting currency of USD.

For purposes of the unaudited pro forma condensed combined financial information, certain amounts within the historical consolidated financial statements of Sandstorm and Horizon have been reclassified to conform to Royal Gold’s financial statement presentation. Royal Gold has performed a preliminary analysis and has identified material differences between IFRS and GAAP and accounting policies of Sandstorm and Horizon for the purposes of presenting the unaudited pro forma condensed combined financial information.

The preparation of the unaudited pro forma condensed combined financial information is based on reasonable estimates, assumptions and adjustments that affect the amounts reported in such financial statements and the notes thereto. The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily reflect the operating results or financial position that would have occurred if the Transactions had been consummated on the dates indicated, nor are they necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. Differences between these preliminary estimates and the final transaction accounting, expected to be completed after the closing of the Transactions, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the Combined Company’s future results of operations and financial position.

One-time direct and incremental transaction costs will be capitalized as part of the assets acquired under ASC 805 and are assumed to be cash settled.

2.	Kansanshi Transaction

On August 5, 2025, RG AG entered into a precious metals purchase agreement for gold deliveries referenced to copper production from the Kansanshi copper-gold mine in the North Western Province of Zambia, operated and 80% owned by a subsidiary of First Quantum. RG AG paid the Advance in return for a gold stream referenced to copper production, with deliveries of 75 ounces of gold per million pounds of recovered copper produced until the delivery of 425,000 ounces; 55 ounces of gold per million pounds of recovered copper produced between the delivery of 425,001 ounces and 650,000 ounces; and 45 ounces of gold per million pounds of recovered copper produced thereafter. Additionally, and depending on the achievement of certain objectives as described in the precious metals purchase agreement, RG AG has granted options to First Quantum to accelerate stream deliveries and reduce the outstanding Advance. RG AG will pay 20% of the spot gold price for each ounce delivered. Should First Quantum achieve a certain credit rating or leverage ratio, RG AG will pay 35% of the spot gold price for each ounce delivered.

MANAGEMENT INFORMATION CIRCULAR

There are no historical balances associated with the acquired mineral stream rights of Kansanshi and, accordingly, Royal Gold has omitted the historical balance column from the pro forma financial statements. Further, no pro forma revenue or depletion related to the Kansanshi Transaction is included in the unaudited pro forma statements of comprehensive income, as such amounts would be forward-looking and are not factually supportable as of the dates presented. To finance the transaction, Royal Gold has drawn $825.0 million on the Purchaser Credit Facility, which bears interest at SOFR + 1.10%. The interest expense included as a pro forma adjustment for the Kansanshi Transaction is calculated based on an interest rate of 5.50%. An increase or decrease in the interest rate of 50 basis points would result in an increase or decrease in estimated interest expense of $2.1 million for the six months ended June 30, 2025 and $4.1 million for the year ended December 31, 2024.

3.	Reclassifications and IFRS Adjustments

Sandstorm’s and Horizon’s historical balances were derived from their respective historical consolidated financial statements described above and are presented under IFRS.

During the preparation of the unaudited pro forma condensed combined financial information, Royal Gold performed a preliminary review of Sandstorm’s and Horizon’s financial statements to identify differences in financial statement presentation as compared to the presentation of Royal Gold. Based on the information currently available, certain reclassifications have been made to Sandstorm’s and Horizon’s historical consolidated financial statements to conform to Royal Gold’s presentation. Upon consummation of the Arrangement and Horizon Arrangement, further review of Sandstorm’s and Horizon’s financial statements may result in additional reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein. As of the date of the Purchaser Proxy Statement, Royal Gold is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma condensed combined financial information presented herein that are not reflected in the pro forma adjustments.

Refer to the tables below for a preliminary reconciliation of the historical balance sheets of Sandstorm and Horizon to Royal Gold’s presentation:

Sandstorm Financial Statement Line Item	Sandstorm Historical Amount As of June 30, 2025	Royal Gold Financial Statement Line Item

	(in $ 000s)

Trade and other receivables	25,011	Royalty and other receivables

Short-term investments	8,179	Prepaid expenses and other

Other current assets	440	Prepaid expenses and other

Stream, royalty, and other interests	1,449,504	Stream, royalty, and other interests, net

Other long-term assets	33,056	Other assets

Share capital	1,284,821	Common stock

Reserves	35,867	Additional paid-in capital

Retained deficit	137,491	Accumulated earnings

Accumulated other comprehensive income	(30,012)	Accumulated earnings

MANAGEMENT INFORMATION CIRCULAR

Horizon Financial Statement Line Item	Horizon Historical Amount As of June 30, 2025	Royal Gold Financial Statement Line Item

	(in $ 000s)

Receivables and other current assets	5,025	Royalty and other receivables

Hod Maden and Entrée investments in associated	251,904	Investments in associates

Expected settlement of promissory notes	4,852	Current portion of debt

Expected settlement of stream obligations	8,876	Current portion of debt

Promissory notes	189,687	Debt

Revolving debt facility	5,000	Debt

Share capital	37,304	Common stock

Reserves	8,169	Additional paid-in capital

Retained deficit	(141,916)	Accumulated earnings

Accumulated other comprehensive income	3,528	Accumulated earnings

Refer to the tables below for a preliminary reconciliation of the historical income statements of Sandstorm and Horizon to Royal Gold’s presentation:

Sandstorm Financial Statement Line Item	Sandstorm Historical Amount Six Months Ended June 30, 2025	Sandstorm Historical Amount Year Ended December 31, 2024	Royal Gold Financial Statement Line Item

	(in $ 000s)	(in $ 000s)

Sales	63,597	107,742	Revenue

Depletion	27,179	60,308	Depreciation, depletion, and amortization

Administration expenses	7,207	17,887	General and administrative

Project evaluation	4,986	7,063	Other expenses

Financing expenses	13,318	35,028	Interest and other expense

(Loss) gain on disposal, impairment and contractual income from Stream, royalty and other interests	752	(3,689)	Other gains (losses)

Gain on revaluation of investments	4,616	(4,628)	Other gains (losses)

Other	(376)	1,848	Other gains (losses)

Current income tax expense	(5,760)	(8,490)	Income tax expense

Deferred income tax expense	(7,679)	(5,540)	Income tax expense

MANAGEMENT INFORMATION CIRCULAR

Horizon Financial Statement Line Item	Horizon Historical Amount Six Months Ended June 30, 2025	Horizon Historical Amount Year Ended December 31, 2024	Royal Gold Financial Statement Line Item

	(in $ 000s)	(in $ 000s)

Depletion	2,436	7,699	Depreciation, depletion, and amortization

Administration expenses	1,098	1,079	General and administrative

Stock based compensation	352	484	General and administrative

Exploration expenses	15	97	Other expenses

Share of loss in associates	(2,822)	(3,081)	Other gains (losses)

Gain from change in estimated timing of cash flows of promissory notes	2,877	3,491	Other gains (losses)

Finance expense	(5,962)	(11,558)	Interest and other expense

Finance income	899	1,519	Interest and other income

Foreign exchange and other	(34)	(34)	Other gains (losses)

Current income tax expense	(76)	(73)	Income tax expense

Refer to the tables below for a summary of the preliminary material differences between IFRS and GAAP for Sandstorm and Horizon.

MANAGEMENT INFORMATION CIRCULAR

Financial Statement Line Item	Sandstorm Historical Amount as of June 30, 2025	Sandstorm Historical Amount Year Ended December 31, 2024	Description

	(in $ 000s)	(in $ 000s)

Balance Sheet

Stream, royalty, and other interests, net	(3,205)	N/A	To reverse the impairment recovery which is not permissible under GAAP

Other assets	2,175	N/A	To convert the ROU asset, and related accounts, from IFRS 16 to ASC 842

Royalty and other receivables	(492)	N/A	To convert the ROU asset, and related accounts, from IFRS 16 to ASC 842

Additional paid-in capital	(1,522)	N/A	To convert the ROU asset, and related accounts, from IFRS 16 to ASC 842

Income Statement

Other gains (losses)	N/A	(3,205)	To reverse the impairment recovery which is not permissible under GAAP

Interest and other expense	767	1,629	To convert the ROU asset, and related accounts, from IFRS 16 to ASC 842

Depreciation, depletion, and amortization	(988)	(2,000)	To convert the ROU asset, and related accounts, from IFRS 16 to ASC 842

Depreciation, depletion, and amortization	11,487	11,914	To record the incremental depletion which would be recognized as resources are not depletable under GAAP as compared to IFRS

General and administrative	1,828	3,658	To convert the ROU asset, and related accounts, from IFRS 16 to ASC 842

Interest and other income	343	704	To convert the ROU asset, and related accounts, from IFRS 16 to ASC 842

Financial Statement Line Item	Horizon Historical Amount as of June 30, 2025	Horizon Historical Amount Year Ended December 31, 2024	Description
	(in $ 000s)	(in $ 000s)

Income Statement

Depreciation, depletion, and amortization	5,251	14,434	To record the incremental depletion which would be recognized as resources are not depletable under GAAP as compared to IFRS

MANAGEMENT INFORMATION CIRCULAR

4.	Preliminary Purchase Price Consideration and Related Allocation

Pursuant to the terms of the Arrangement Agreement, Royal Gold will acquire 100% of the issued and outstanding Company Shares in exchange for Purchaser Shares at the Exchange Ratio for each Company Share outstanding. Under the terms of the Horizon Arrangement Agreement, Royal Gold will acquire 100% of the issued and outstanding Horizon common shares (other than the Horizon common shares held by Sandstorm or its subsidiaries) in exchange for cash of C$2.00 per share. The total preliminary purchase consideration amounts to approximately $3.2 billion related to the acquisition of Sandstorm and approximately $0.09 billion related to the acquisition of Horizon. Approximately $0.09 billion in cash will be paid at closing related to the acquisition of Horizon; and the acquisition of Sandstorm will be financed through the issuance of Purchaser Shares. The purchase consideration includes $3.5 million in transaction costs related to Sandstorm and $0.2 million in transaction costs related to Horizon.

The final Consideration for the acquisition of Sandstorm will be based on the actual closing price per Purchaser Share on the closing date, which could differ materially from the assumed closing price per Purchaser Share used to estimate the Consideration for the purposes of the unaudited pro forma condensed combined financial information. Further, no effect has been given to any other new Company Shares that may be issued (e.g. pursuant to the exercise or settlement of outstanding Company Incentive awards) subsequent to the date of the Purchaser Proxy Statement and prior to the closing of the Arrangement. The stock price used for the preliminary Consideration for the acquisition of Sandstorm is the closing price of the Purchaser Shares on August 8, 2025 ($168.97 per share), the most recent date practicable prior to the date of the Purchaser Proxy Statement. A hypothetical 10% change in the closing price of each Purchaser Share as of August 8, 2025 would have an approximate $312 million impact on the Consideration, which would result in an additional $312 million in Stream, royalty, and other interests, net and a corresponding increase to additional paid-in capital to reflect the issuance of the Purchaser Shares.

The following is a preliminary estimate of the assets acquired and the liabilities assumed by Royal Gold in the Arrangement and Horizon Arrangement, reconciled to the estimated purchase consideration. The newly acquired in-place lease of Sandstorm will be amortized over a period of approximately 10 years.

Purchase Price Allocation Adjustments

	Sandstorm	Horizon
(in $ 000s)	Fair Value of Acquired Asset/ Liability	Fair Value of Acquired Asset/ Liability
Cash and cash equivalents	6,595	2,266
Royalty and other receivables	25,011	5,025
Prepaid expenses and other	8,619	—
Stream, royalty, and other interests, net	3,067,185	329,450
Investments in associates	194,097	327,484
Investments	235,157	—
Loans to associate	—	30,689
Other assets	33,056	656
In-place lease	2,890	—
Total Assets	3,572,610	695,570

Trade and other payables	16,787	729
Deferred income tax liability	22,415	—
Stream obligations	—	401,508
Debt	315,000	208,415
Other liabilities	22,097	—
Total Liabilities	376,299	610,652

MANAGEMENT INFORMATION CIRCULAR

5.	Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2025

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2025 are as follows:

(A)

Reflects the purchase price allocation adjustments to record the assets and liabilities at estimated fair value based on the consideration conveyed. The related income statement adjustments are reflected at (AA) below in Note 6.

(1)

Preliminary Purchase Consideration – Reflects preliminary purchase consideration amounting to approximately $3.2 billion related to the acquisition of Sandstorm and approximately $0.09 billion related to the acquisition of Horizon. Approximately $0.09 billion in cash will be paid at closing related to the acquisition of Horizon; and the acquisition of Sandstorm will be financed through the issuance of Purchaser Shares. The purchase consideration includes $3.5 million in transaction costs related to Sandstorm and $0.2 million in transaction costs related to Horizon. See Note 4 regarding the estimate of the preliminary purchase consideration for the acquisition of Sandstorm.

(2)	Historical equity balances – Reflects the elimination of historical equity balances of Sandstorm and Horizon as 100% of the outstanding Company Shares and Horizon Shares will be held by Royal Gold.

(3)

Deferred tax liabilities – Reflects the anticipated tax treatment resulting from the pro forma fair value adjustments of the acquired assets and assumed liabilities based on the statutory tax rate of 27%. The effective tax rate of the post-acquisition company could be significantly different (either higher or lower) depending on post-acquisition activities, including cash needs, the geographical mix of income and changes in tax law and finalization of the purchase price allocation. Because the tax rates used for the unaudited pro forma condensed combined financial information are estimated, the rate used will likely vary from the actual effective rate in periods subsequent to consummation of the Transactions. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

(B)

Reflects the eliminations of Sandstorm’s equity and debt interests in Horizon. Sandstorm holds a 34% equity investment in Horizon, as well as convertible debt instruments and stream obligations. The promissory notes (Horizon) and convertible debt investments (Sandstorm) are effectively settled prior to the consummation of the Arrangement and Horizon Arrangement, and there will be no contractual relationship between the two entities associated with the investment upon completion of the Arrangement and Horizon Arrangement. The following intercompany balances have been eliminated:

Sandstorm Financial Statement Line Item	Sandstorm Historical Amount as of June 30, 2025	Description
	(in $ 000s)
Stream, royalty, and other interests, net	96,220	Elimination of silver stream interest
Stream, royalty, and other interests, net	201,177	Elimination of gold stream interest
Prepaid expenses and other	3,894	Elimination of Short-Term Convertible Debt
Investments in associates	7,473	Elimination of investment in Horizon
Investments	170,361	Elimination of Convertible Debt - Antamina and Hod Maden

MANAGEMENT INFORMATION CIRCULAR

Horizon Copper Financial Statement Line Item	Horizon Historical Amount as of June 30, 2025	Description
	(in $ 000s)
Current portion of debt	8,876	Elimination of current portion of silver stream liability
Stream obligations	112,320	Elimination of silver stream liability
Stream obligations	289,188	Elimination of gold stream liability
Current portion of debt	4,852	Elimination of current portion of promissory notes
Debt	67,632	Elimination of Promissory Note - Hod Maden
Debt	122,055	Elimination of Promissory Note - Antamina

(C)

Reflects the pay off of $320.0 million in aggregate principal amount of outstanding debt ($315.0 million attributable to Sandstorm and $5.0 million attributable to Horizon), which will be required to be repaid by Royal Gold upon closing of the Arrangement and Horizon Arrangement.

(D)

Represents the severance costs associated with certain employment contracts ($21.9 million attributable to Sandstorm and $2.4 million attributable to Horizon) which will be paid out upon closing of the Arrangement and Horizon Arrangement.

(E)	Reflects the $686.2 million and $28.6 million deferred tax liability recognized for Sandstorm and Horizon, respectively, using the statutory tax rate of 27%.

(F)	Reflects the amount drawn on the Purchaser Credit Facility ($454.8 million) to finance the Arrangement and Horizon Arrangement.

(G)

Reflects the incremental debt recognized to settle the Company PSRs ($6.4 million) and Horizon’s restricted share rights, options, and warrants ($38.7 million). The incremental debt recognized as a part of the Arrangement and Horizon Arrangement will be paid off simultaneously with the closing of the Arrangement and Horizon Arrangement.

6.	Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the Six Months Ended June 30, 2025 and the Year Ended December 31, 2024

The adjustments included in the unaudited pro forma condensed combined statement of operations for the period ended June 30, 2025 and December 31, 2024 are as follows:

(AA)	Reflects the pro forma impacts related to the purchase price allocation discussed at adjustment (A). This includes the following impacts:

(1)	The incremental amortization expense expected to be incurred as a result of the in-place lease intangible acquired from Sandstorm.

(2)

The incremental depletion expense expected to be incurred as a result of the increase in fair value in the stream and royalty interests, after the effect of adjusting for differences between IFRS and GAAP. Production stage stream and royalty interests are depleted using the units of production method over the life of the mineral property (as stream sales occur or royalty payments are recognized), which are estimated using proven and probable reserves as provided by the operator.

MANAGEMENT INFORMATION CIRCULAR

	Sandstorm Historical Amount as of June 30, 2025	Sandstorm Historical Amount as of December 31, 2024
	(in $ 000s)	(in $ 000s)
Depletion expense	1,632	7,212

	Horizon Historical Amount as of June 30, 2025	Horizon Historical Amount as of December 31, 2024
	(in $ 000s)	(in $ 000s)
Depletion expense	(4,376)	(12,600)

(BB)

Reflects the eliminations of Sandstorm’s equity and debt interests in Horizon. Sandstorm holds a 34% equity investment in Horizon as well as convertible debt instruments and stream obligations. The promissory notes (Horizon) and convertible debt investments (Sandstorm) are effectively settled prior to the consummation of the Arrangement and Horizon Arrangement and there will be no contractual relationship between the two entities associated with the investment upon completion of the Arrangement and Horizon Arrangement. The following intercompany balances have been eliminated:

Sandstorm Financial Statement Line Item	Sandstorm Historical Amount as of June 30, 2025	Sandstorm Historical Amount as of December 31, 2024	Description
	(in $ 000s)	(in $ 000s)
Other gains (losses)	(2,489)	(16,133)	Elimination of fair value adjustment on convertible debt investment
Other gains (losses)	(898)	(2,448)	Elimination of Horizon equity pickup

Horizon Financial Statement Line Item	Horizon Historical Amount as of June 30, 2025	Horizon Historical Amount as of December 31, 2024	Description
	(in $ 000s)	(in $ 000s)
Loss on revaluation of stream obligations	40,727	50,865	Elimination of mark-to-market on gold and silver stream obligations
Interest and other expense	5,777	11,448	Elimination of interest expense on promissory notes
Other gains (losses)	2,877	3,491	Elimination of change in estimated cash flows related to the promissory notes

(CC)

Reflects the elimination of interest expense ($13.3 million attributable to Sandstorm and $6.0 million attributable to Horizon for the six months ended June 30, 2025 and $35.0 million attributable to Sandstorm and $11.6 million attributable to Horizon for the year ended December 31, 2024, including amounts which will be eliminated as

MANAGEMENT INFORMATION CIRCULAR

discussed in Note 3) associated with the historical debt which will be extinguished concurrent with the closing of the Arrangement and Horizon Arrangement.

(DD)

Represents the severance costs associated with certain employment contracts ($21.9 million attributable to Sandstorm and $2.4 million attributable to Horizon) which will be paid out upon closing of the Arrangement and Horizon Arrangement. This is a non-recurring expense that will be paid out upon closing.

(EE)

Reflects the tax impact of all pro forma adjustments for the six months ended June 30, 2025 and the year ended December 31, 2024, calculated based on the statutory tax rates of the jurisdictions (21.09% for Kansanshi pro forma adjustments and 27% for all other adjustments) in which the related pro forma adjustments is recorded. Tax rates vary by jurisdiction and therefore are adjusted for accordingly.

(FF)

Reflects the incremental interest expense incurred associated with the draw on the Purchaser Credit Facility, which bears interest at SOFR + 1.10%. The interest expense is based on an interest rate of 5.50%. An increase or decrease in the interest rate of 50 basis points would result in an increase or decrease in estimated interest expense of $1.3 million for the six months ended June 30, 2025 and $2.5 million for the year ended December 31, 2024.

(GG)

Reflects the incremental expense ($0.4 million) recognized as a result of the incremental value of the adjusted Company Options which will become exercisable for Purchaser Shares following completion of the Arrangement.

7.	Unaudited Pro Forma Net Income Per Share

Unaudited pro forma net income per share for the six months ended June 30, 2025 and the year ended December 31, 2024 is computed by dividing pro forma net income attributable to Purchaser Stockholders by the pro forma weighted average number of Purchaser Shares outstanding for the same period, assuming the Arrangement and Horizon Arrangement occurred on January 1, 2024.

The following tables assume the issuance of approximately 18.5 million Purchaser Shares in connection with the Arrangement, which assumes the completion of the Arrangement on January 1, 2024 based on the number of outstanding Company Shares as of June 30, 2025. As discussed herein, the actual number of Purchaser Shares issuable under the Arrangement will be adjusted based on the number of Company Shares outstanding on closing of the Arrangement.

Earnings per Share

(in $ 000s, except share and per share data)	Six Months Ended June 30, 2025, as reported	Pro Forma Adjustments	Six Months Ended June 30, 2025, as adjusted
Net income attributable to Royal Gold common shareholders	$ 245,847	(29,825)	$ 216,022
Weighted-average shares for basic EPS	65,726,903	18,473,548	84,200,451
Effect of other dilutive securities	79,257	—	79,257
Weighted-average shares for diluted EPS	65,806,160	—	84,279,708
Basic EPS	$ 3.73	—	$ 2.57
Diluted EPS	$ 3.73	—	$ 2.56

MANAGEMENT INFORMATION CIRCULAR

(in $ 000s, except share and per share data)	Year Ended December 31, 2024, as reported	Pro Forma Adjustments	Year Ended December 31, 2024, as adjusted
Net income attributable to Royal Gold common shareholders	$ 332,023	(73,737)	$ 258,286
Weighted-average shares for basic EPS	65,662,185	18,473,548	84,135,733
Effect of other dilutive securities	114,649	—	114,649
Weighted-average shares for diluted EPS	65,776,834	—	84,250,382
Basic EPS	$ 5.04	—	$ 3.07
Diluted EPS	$ 5.04	—	$ 3.07

MANAGEMENT INFORMATION CIRCULAR

Appendix L

Dissent Provisions of the BCBCA

DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

“dissenter” means a Shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)    in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)    in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)    in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)    in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a Shareholder except to the extent that

(a)    the court orders otherwise, or

(b)    in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A Shareholder of a company, whether or not the Shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)    under section 260, in respect of a resolution to alter the articles

(i)    to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

MANAGEMENT INFORMATION CIRCULAR

(ii)    without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)    under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)    under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)    in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)    under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)    under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)    in respect of any other resolution, if dissent is authorized by the resolution;

(h)    in respect of any court order that permits dissent.

(2) A Shareholder wishing to dissent must

(a)    prepare a separate notice of dissent under section 242 for

(i)    the Shareholder, if the Shareholder is dissenting on the Shareholder’s own behalf, and

(ii)    each other person who beneficially owns shares registered in the Shareholder’s name and on whose behalf the Shareholder is dissenting,

(b)    identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)     dissent with respect to all of the shares, registered in the Shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)    dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)    cause each Shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A Shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A Shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)    provide to the company a separate waiver for

MANAGEMENT INFORMATION CIRCULAR

(i)    the Shareholder, if the Shareholder is providing a waiver on the Shareholder’s own behalf, and

(ii)    each other person who beneficially owns shares registered in the Shareholder’s name and on whose behalf the Shareholder is providing a waiver, and

(b)    identify in each waiver the person on whose behalf the waiver is made.

(3) If a Shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the Shareholder’s own behalf, the Shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the Shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)    the Shareholder in respect of the shares of which the Shareholder is both the registered owner and the beneficial owner, and

(b)    any other Shareholders, who are registered owners of shares beneficially owned by the first mentioned Shareholder, in respect of the shares that are beneficially owned by the first mentioned Shareholder.

(4) If a Shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the Shareholder, the right of Shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those Shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a Shareholder is entitled to dissent is to be considered at a meeting of Shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its Shareholders, whether or not their shares carry the right to vote,

(a)    a copy of the proposed resolution, and

(b)    a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a Shareholder is entitled to dissent is to be passed as a consent resolution of Shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its Shareholders, whether or not their shares carry the right to vote,

(a)    a copy of the proposed resolution, and

(b)    a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a Shareholder is entitled to dissent was or is to be passed as a resolution of Shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its Shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the Shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

MANAGEMENT INFORMATION CIRCULAR

(a)    a copy of the resolution,

(b)    a statement advising of the right to send a notice of dissent, and

(c)    if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a Shareholder a right to vote in a meeting at which, or on a resolution on which, the Shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each Shareholder who is entitled to exercise that right of dissent

(a)    a copy of the entered order, and

(b)   a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A Shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)    if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)    if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)    if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)    the date on which the Shareholder learns that the resolution was passed, and

(ii)    the date on which the Shareholder learns that the Shareholder is entitled to dissent.

(2) A Shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a)    on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)    if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A Shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)    within the number of days, specified by the court order, after the Shareholder receives the records referred to in section 241, or

(b)    if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the Shareholder receives the records referred to in section 241.

MANAGEMENT INFORMATION CIRCULAR

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)    if the notice shares constitute all of the shares of which the Shareholder is both the registered owner and beneficial owner and the Shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)    if the notice shares constitute all of the shares of which the Shareholder is both the registered owner and beneficial owner but the Shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)     the names of the registered owners of those other shares,

(ii)    the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)    a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)   if dissent is being exercised by the Shareholder on behalf of a beneficial owner who is not the dissenting Shareholder, a statement to that effect and

(i)    the name and address of the beneficial owner, and

(ii)    a statement that the Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Shareholder’s name.

(5) The right of a Shareholder to dissent on behalf of a beneficial owner of shares, including the Shareholder, terminates and this Division ceases to apply to the Shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)    if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)    the date on which the company forms the intention to proceed, and

(ii)    the date on which the notice of dissent was received, or

(b)    if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a)    be dated not earlier than the date on which the notice is sent,

(b)    state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

MANAGEMENT INFORMATION CIRCULAR

(c)    advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)    a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)    the certificates, if any, representing the notice shares, and

(c)    if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a)    be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)    set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)    the names of the registered owners of those other shares,

(ii)    the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)    that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)    the dissenter is deemed to have sold to the company the notice shares, and

(b)    the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every Shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of Shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those Shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a Shareholder, in respect of the notice shares, other than under this Division.

MANAGEMENT INFORMATION CIRCULAR

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)    promptly pay that amount to the dissenter, or

(b)    if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)    determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)    join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)    make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)    pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)   if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)    the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)    if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its Shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)    the company is insolvent, or

(b)    the payment would render the company insolvent.

MANAGEMENT INFORMATION CIRCULAR

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)    the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)    the resolution in respect of which the notice of dissent was sent does not pass;

(c)    the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)    the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)    the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)    a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)    with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)    the notice of dissent is withdrawn with the written consent of the company;

(i)    the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)    the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)    the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a Shareholder, in respect of the notice shares, and

(c)   the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

MANAGEMENT INFORMATION CIRCULAR

Appendix M

Comparison of Rights of Shareholders and Purchaser Stockholders

	Sandstorm Shareholder Rights	Royal Gold Stockholder Rights

Authorized Share Capital	Sandstorm’s authorized share capital consists of (i) an unlimited number of common shares without par value and (ii) an unlimited number of preferred shares without par value.

Royal Gold is authorized by its certificate of incorporation to issue 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Voting Rights	Every shareholder entitled to vote on a matter has one vote per common share held.

Each holder of Purchaser Shares entitled to vote at any meeting of Purchaser Stockholders is entitled to one vote for each Purchaser Share held of record by such holder which has voting power upon the matter in question.

Shareholder Approval of Business Combinations and Fundamental Changes

Under the BCBCA, certain extraordinary company alterations such as changes to authorized share structure, continuances out of province, certain mergers, sales, leases or other dispositions of all or substantially all of the business of a company (other than in the ordinary course of business) liquidations, dissolutions, and certain arrangements are required to be approved by special resolution.

A special resolution is a resolution (i) passed by not less than two-thirds (66 2⁄3%) of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) signed by all shareholders entitled to vote on the resolution.

In certain cases, an action that prejudices, adds restrictions to or interferes with a right or special right attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected by special resolution.

Under the BCBCA, arrangements are permitted and a company may make any

Under the DGCL, a merger or consolidation, or a sale, lease, or exchange of all or substantially all of the assets of a corporation, or a dissolution of the corporation, is generally required to be approved by the holders of a majority in voting power of the shares entitled to vote on the matter, unless the certificate of incorporation provides for a higher voting threshold.

In addition, under the DGCL, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders. The DGCL does not contain a procedure comparable to a plan of arrangement under the BCBCA.

See also “Special Vote Required for Combinations with Interested Shareholders” section below describing certain restrictions on business combinations with interested stockholders.

MANAGEMENT INFORMATION CIRCULAR

	Sandstorm Shareholder Rights	Royal Gold Stockholder Rights

proposal it considers appropriate “despite any other provision” of the BCBCA. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is typical for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Statutory arrangements involving shareholders (even holders of shares not normally entitled to a vote) must be approved by those respective shareholders by a special resolution. The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

If any provisions of the arrangement will, upon taking effect, alter information shown in the corporate register, the company must file all necessary records and information with the registrar to give effect to each such provision, and must also concurrently file a copy of the entered court order.

Special Vote Required for Combinations with Interested Shareholders

The BCBCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations. However, MI 61-101 contains detailed requirements in connection with “related party transactions”. A related party transaction means, generally, any transaction by which an issuer, directly or

Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years following the time that such stockholder became an interested stockholder. The prohibition on business combinations with

MANAGEMENT INFORMATION CIRCULAR

	Sandstorm Shareholder Rights	Royal Gold Stockholder Rights

indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. “Related party” as defined in MI 61-101 includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities, and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the information circular sent to security holders in connection with a related party transaction where a meeting is required and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non- cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.

interested stockholders does not apply in some cases, including if: (i) the board of directors of the corporation, prior to the time such person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) the board of directors and the holders of at least two-thirds (66 2⁄3%) of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the DGCL generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (i) owns 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years. The restrictions under Section 203 of the DGCL will not apply if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by these provisions or if the corporation’s certificate of incorporation or by-laws are amended to contain such a provision or in cases where the corporation’s shares are not publicly held.

None of these exceptions are applicable to Royal Gold and Royal Gold is subject to Section 203 of the DGCL.

Appraisal Rights and Dissent Rights; Oppression Remedy;	The BCBCA provides that shareholders of a company are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in	Under the DGCL, a stockholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things: (i) the corporation’s shares are listed on

MANAGEMENT INFORMATION CIRCULAR

	Sandstorm Shareholder Rights	Royal Gold Stockholder Rights
Compulsory Acquisition

connection therewith. The dissent right is applicable where the company resolves to (i) alter its articles to alter the restrictions on the powers of the company or on the business it is permitted to carry on; (ii) approve certain mergers; (iii) approve an arrangement, where the terms of the arrangement permit dissent; (iv) sell, lease or otherwise dispose of all or substantially all of its undertaking; or (v) continue the company into another jurisdiction.

The BCBCA’s oppression remedy enables a court to make almost any order to rectify the matters complained of if the court is satisfied upon application by a shareholder (as defined below) that the affairs of the company are being conducted in a manner that is oppressive, or that some action has been or may be taken which is unfairly prejudicial. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner. A “shareholder” for the purposes of the oppression remedy includes legal and beneficial owners of shares as well as any other person whom the court considers appropriate.

The oppression remedy provides the court with very broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights.

The BCBCA provides that, in the event of a take-over offer, within four months after the making of the offer, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice, to acquire a national securities exchange or held of record by more than 2,000 holders; or (ii) the corporation will be the surviving corporation of the merger and no vote of its stockholders is required to approve the merger. The DGCL grants appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock.

However, notwithstanding the foregoing, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the stockholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation, or depositary receipts in respect thereof; (ii) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash instead of fractional shares, or fractional depositary receipts, of the corporation; or (iv) any combination of the foregoing.

Royal Gold’s shares are currently listed on the Nasdaq.

There is no remedy under the DGCL that is comparable to the BCBCA’s oppression remedy.

An entity owning at least 90% of the outstanding shares of each class of stock of a corporation formed under the DGCL may merge with or into such Delaware corporation by (a) authorizing such merger in accordance with the owning entity’s governing documents and the laws of the jurisdiction under which such entity is formed or organized and (b) if such entity does not own all of the outstanding stock of the corporation, filing with the Delaware Secretary of State a certificate of such ownership and merger, which shall state the terms and conditions of the merger, including the securities, cash, property, or rights to be

MANAGEMENT INFORMATION CIRCULAR

	Sandstorm Shareholder Rights	Royal Gold Stockholder Rights

(on the same terms on which the offeror acquired shares under the take-over bid) the shares held by those holders of shares of that class who did not accept the offer. Offeree shareholders may apply to the courts, within two months of receiving notice, and the courts may set a different price or term of payment or make any consequential order or direction as it considers appropriate.

issued, paid, delivered or granted by the surviving corporation upon surrender of each share of the corporation or corporations not owned by the entity. Such a merger would not require the approval of the stockholders of the Delaware corporation; however, the owners of the shares of stock in the Delaware corporation not owned by the merging entity would have appraisal rights as described above.

Shareholder Consent to Action Without a Meeting

Under the BCBCA, shareholder action without a meeting may be taken by a consent resolution of shareholders provided that it satisfies all the requirements relating to meetings of shareholders set forth in the Company’s articles, the BCBCA and the regulations.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting and without prior notice if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

Royal Gold’s bylaws provide the same standard for action by written consent and require a stockholder seeking to take action by written consent to give written notice to Royal Gold’s secretary requesting that the board of directors fix a record date and include in such notice certain specified information and representations. See “Anti-Takeover Provisions” in Appendix I of the Circular.

Special Meetings of Shareholders

Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders. Upon meeting the technical requirements set out in the BCBCA, the directors must call a meeting of shareholders to be held not more than four months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate more than 2.5% of the issued shares of the company that carry the

Under the DGCL, a special meeting of stockholders may be called only by the board of directors or by persons authorized in the corporation’s certificate of incorporation or the by-laws.

Royal Gold’s bylaws provide that special meetings of Royal Gold’s stockholders may be called only by Royal Gold’s chair of the board of directors, chief executive officer, president or board of directors. Stockholders do not have the right to call special meetings or to bring business before special meetings.

MANAGEMENT INFORMATION CIRCULAR

	Sandstorm Shareholder Rights	Royal Gold Stockholder Rights
right to vote at general meetings may call the meeting.
Distributions and Dividends; Repurchases and Redemptions

Under the BCBCA, a company may pay a dividend by issuing shares or warrants. A company may also pay a dividend in money or property unless there are reasonable grounds for believing that the company is insolvent, or the payment of the dividend would render the company insolvent.

Under the BCBCA, the purchase or other acquisition by a company of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends, as set out above.

The BCBCA provides that no special rights or restrictions attached to a series of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class.

Under the DGCL, a corporation may, subject to any restrictions in its certificate of incorporation, pay dividends out of surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital, shares that are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its shares, or, if no such shares are outstanding, any of its shares, if the shares are to be retired and the capital reduced.

Number of Directors; Vacancies on the Board of Directors

The BCBCA provides that a public company must have at least three directors. Sandstorm’s articles provide that if Sandstorm is a public company, the numbers of directors must be the greater of three and the number most recently determined by an ordinary resolution of Shareholders, or the number of directors set from time to time when retired directors are not replaced.

Under the BCBCA, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the shareholders or by the remaining directors. In the case of a casual vacancy under the BCBCA, the remaining directors may fill the vacancy.

The DGCL provides that the board of directors of a corporation shall consist of one or more members. Royal Gold’s bylaws provide that the board of directors shall consist of such number of directors as determined from time to time by the board, provided that such number is not less than three directors nor more than 12 directors.

Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the remaining directors, although less than a quorum, unless otherwise provided in the certificate of incorporation or by-laws.

Royal Gold’s bylaws provide that any vacancy, or newly created directorship resulting from any increase in the authorized number of directors, may be filled by a majority of directors then in office, although less than a quorum, or by a sole remaining director, and a director so chosen shall hold office until the

MANAGEMENT INFORMATION CIRCULAR

	Sandstorm Shareholder Rights	Royal Gold Stockholder Rights
next election of directors of the class of which such director is a part and until his or her successor is duly elected and qualified, unless sooner displaced.

Constitution and Residency of Directors	The BCBCA does not place any residency restrictions on the boards of directors.

The DGCL does not have any residency requirements, but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws. Neither Royal Gold’s restated certificate of incorporation nor its amended and restated by-laws provide for any such qualifications for directors.

Removal of Directors; Terms of Directors

The BCBCA and Sandstorm’s articles allow for the removal of a director by special resolution. If the director is convicted of an indictable offence or ceases to be qualified to act as a director and does not promptly resign, the directors may remove that director before the expiration of their term of office.

Sandstorm’s articles provide that directors cease to hold office immediately before the election or appointment of directors at Sandstorm’s annual general meeting, but are eligible to re-election or re-appointment at that meeting.

Under the DGCL, except in the case of a corporation with a classified board of directors or with cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. In the case of a corporation with a classified board of directors, stockholders may remove a director only for cause unless the corporation’s certificate of incorporation provides that the directors may be removed with or without cause.

Royal Gold’s certificate of incorporation provides for Royal Gold’s board of directors to be divided into three classes of directors serving staggered three-year terms. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors. Royal Gold’s certificate of incorporation does not provide that the directors may be removed with or without cause.

Indemnification of Directors and Officers

Under the BCBCA, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer, or an individual acting in a similar capacity, of another entity (an “indemnifiable person”) against all costs, charges and expenses,

Under the DGCL, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and

MANAGEMENT INFORMATION CIRCULAR

Sandstorm Shareholder Rights	Royal Gold Stockholder Rights

including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the company or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; and (ii) in the case of a proceeding other than a civil proceeding, the individual had reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles, even if it had agreed to do so by an indemnification agreement (provided that the articles prohibited indemnification when the indemnification agreement was made). A company may advance the expenses of an indemnifiable person as they are incurred in an eligible proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

As permitted by the BCBCA, Sandstorm’s articles require Sandstorm to indemnify directors, former directors, and alternate directors of Sandstorm (and such individual’s respective heirs and personal representatives) against all eligible penalties (as defined in Sandstorm’s articles) to which such person is or may be liable, and Sandstorm must, after the final disposition of any eligible proceeding (as defined in Sandstorm’s articles), pay the expenses reasonably incurred in the defense of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of criminal proceedings, with no reason to believe that his or her actions were unlawful. That determination must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of disinterested directors designated by a majority vote of disinterested directors, even though less than a quorum; (iii) independent legal counsel; or (iv) a majority vote of the stockholders at a meeting at which a quorum is present. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals’ commitment to repay any advances if it is ultimately determined that those individuals are not entitled to be indemnified.

Royal Gold’s amended and restated bylaws provide that each person subject to a proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Royal Gold or, while serving as a director or officer of Royal Gold, is or was serving at the request of Royal Gold as a director, officer, employee or agent of another corporation, or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, against all expenses, liability, loss (including attorneys’ fees), judgment, fine, amount paid in settlement and

MANAGEMENT INFORMATION CIRCULAR

	Sandstorm Shareholder Rights	Royal Gold Stockholder Rights

actually and reasonably incurred by such person in respect of that proceeding. In addition, subject to any restrictions in the BCBCA and Sandstorm articles, Sandstorm’s articles permit Sandstorm to indemnify any person.

Sandstorm’s articles require that indemnification be subject to the BCBCA, and as such any indemnification that Sandstorm provides is subject to the same restrictions set out in the BCBCA. However, failure of a director, alternate director or officer of Sandstorm to comply with the BCBCA or Sandstorm’s does not invalidate any indemnity to which he or she is entitled under Sandstorm’s articles.

actually and reasonably incurred by such person. In certain circumstances, Royal Gold will indemnify the person if that person initiated the proceeding if such proceeding, or part thereof, relates to such person’s right to indemnification under any indemnification agreement entered into by such person with Royal Gold or such action was authorized or ratified by the Purchaser Board.

Limited Liability of Directors

Under the BCBCA, a director is not liable for certain acts if the director relied, in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial position of the company, (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person, (iii) a statement of fact represented to the director by an officer of the company to be correct, or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate. Further, a director is not liable for certain acts if the director did not know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.

The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director’s breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) failing to act in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) paying a dividend or approving a stock repurchase or redemption that was illegal under applicable law.

Royal Gold’s certificate of incorporation provides that no director or officer of Royal Gold shall be liable to Royal Gold or to its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except to the extent such an exemption from liability or limitation thereof is not permitted under the DGCL.

Derivative Actions	A Shareholder (including a beneficial shareholder and any other person that the court considers to be an appropriate person	Under the DGCL, a stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or the

MANAGEMENT INFORMATION CIRCULAR

	Sandstorm Shareholder Rights	Royal Gold Stockholder Rights

to make such an application) may apply to the court for leave to bring an action in the name of and on behalf of Sandstorm or any subsidiary, or to intervene in an existing action to which Sandstorm or a subsidiary is a party, for the purpose of prosecuting or defending an action on behalf of Sandstorm or its subsidiary. Under the BCBCA, the court may grant leave if: (i) the shareholder has made reasonable efforts to cause the directors of the company to prosecute or defend the action; (ii) notice of the application for leave has been given to the company or its subsidiary and any other person that the court may order; (iii) the shareholder is acting in good faith; and (iv) it appears to the court to be in the interests of the company or its subsidiary for the action to be brought, prosecuted or defended.

Under the BCBCA, the court in a derivative action may make any order it determines to be appropriate. In addition, under the BCBCA, a court may order a company or its subsidiary to pay the shareholder’s interim costs, including legal fees and disbursements. However, the shareholder may be held accountable for the costs on final disposition of the action.

stockholder must have received stock in the corporation by operation of law from a person who was such a stockholder at the time of the wrong complained of. There is no requirement under the DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

Advance Notification Requirements for Proposals of Shareholders/ Stakeholders

Under the BCBCA, a proposal may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit such a proposal, a shareholder must be the registered or beneficial holder of, or have the support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the company; or (ii) voting shares whose fair market value is at least $2,000. Such registered or beneficial holder(s) must have held such shares for an uninterrupted period of at least two years immediately prior to the date of the signing of the proposal and such shareholder shall not have, within two years before the date of the signing of the proposal,

Royal Gold’s bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of Royal Gold’s stockholders, including proposals relating to the nomination of candidates for election as directors and amendments to Royal Gold’s certificate of incorporation or bylaws. These procedures provide that, as to matters not sought to be included in the Purchaser Proxy Statement, the stockholder must give timely notice of such stockholder proposals in writing to Royal Gold’s secretary prior to the meeting and update or supplement such notice, as required by Royal Gold’s bylaws. All stockholder proposals must also otherwise be a proper matter for stockholder action pursuant to Royal Gold’s certificate of

MANAGEMENT INFORMATION CIRCULAR

Sandstorm Shareholder Rights	Royal Gold Stockholder Rights

failed to present, in person or by proxy, at an annual general meeting, an earlier proposal submitted by such shareholder in response to which the company complied with its obligations under the BCBCA. The proposal must be accompanied by a declaration including the name and address of the person submitting the proposal, the names and addresses of the person’s supporters and the number of shares of the company, carrying the right to vote at annual general meetings that are owned by such person(s).

If the proposal is submitted at least three months before the anniversary date of the previous annual meeting and the proposal meets other specified requirements, then the company shall either set out the proposal, including the names and mailing addresses of the submitting person and supporters, in the proxy circular of the company or attach the proposal thereto. In addition, if provided by the person submitting the proposal, the company shall include in or attach to the proxy circular a statement in support of the proposal by the person and the name and address of such person.

If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the company must allow the submitter to present the proposal, in person or by proxy, at such meeting. If two or more proposals received by the company in relation to the same annual general meeting are substantially the same, the company only needs to comply with such requirements in relation to the first proposal received and not any others. The company may also refuse to process a proposal in certain other circumstances including when the directors have called an annual general meeting to be held after the date the proposal is received and have sent a notice of meeting, substantially the same proposal was submitted to shareholders in a notice of meeting or an information circular relating to incorporation, Royal Gold’s bylaws and applicable law. Generally, to be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of Royal Gold (a) in the case of an annual meeting, not less than 90 nor more than 120 calendar days prior to the first anniversary of the preceding year’s annual meeting (provided, however, that if the date of the annual meeting is more than 30 days before or more than 30 days after such anniversary date, notice by the stockholder must be so delivered, or mailed and received, not less than 90 nor more than 120 calendar days before such annual meeting, or not more than 10 calendar days following the day on which public announcement of the date of such meeting is first made by Royal Gold), or (b) in the case of a special meeting, not earlier than the 120th calendar day before such special meeting nor later than the later of (i) the 90th calendar day prior to such meeting or (ii) the 10th calendar day following the day on which public announcement of the date of such special meeting is first made by Royal Gold. Stockholders are not permitted to make proposals to be brought before any special meeting of Royal Gold’s stockholders other than the nomination of candidates for election as directors where the stated purpose for such special meeting includes the election of directors.

MANAGEMENT INFORMATION CIRCULAR

	Sandstorm Shareholder Rights	Royal Gold Stockholder Rights

an annual general meeting of shareholders held within five years preceding the receipt of the request and the proposal did not obtain the prescribed level of support or a proposal that deals with matters beyond the company’s power to implement.

If a company refuses to process a proposal, the company shall notify the person making such proposal in writing within 21 days after its receipt of the proposal of its decision in relation to the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court for a review of the company’s decision and a court may restrain the holding of the annual general meeting and make any further order it considers appropriate. In addition, a company may apply to a court for an order permitting the company to refrain from processing the proposal and the court may make such order as it considers appropriate.

Inspection of Books and Records

Under the BCBCA, directors and shareholders may, without charge, inspect certain records of the company. Former shareholders and directors may also inspect certain records, free of charge, but only those records pertaining to the times that they were shareholders or directors.

Public companies must allow all persons to inspect certain records of the company free of charge.

As permitted by the BCBCA, Sandstorm’s articles prohibit shareholders from inspecting or obtaining any accounting records of the company, unless the directors determine otherwise, or unless otherwise determined by ordinary resolution of the shareholders.

Under the DGCL, any stockholder, in person or by attorney or other agent, may, upon written demand under oath, inspect the corporation’s books and records for a proper purpose.

MANAGEMENT INFORMATION CIRCULAR

	Sandstorm Shareholder Rights	Royal Gold Stockholder Rights
Amending of Government Documents

Under the BCBCA, a company may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type specified in the company’s articles, or (iii) if the company’s articles do not specify a type of resolution, then by special resolution. The BCBCA permits many substantive changes to a company’s articles (such as a change in the company’s authorized share structure or a change in the special rights or restrictions that may be attached to a certain class or series of shares) to be changed by the resolution specified in that company’s articles.

Sandstorm’s articles provide that a change of the company’s name may be done by way of ordinary resolution, and, subject to the BCBCA, that certain changes to the company’s shares or authorized share structure and any creation or alteration of special rights and restrictions to a series or class of shares may be done by way of special resolution, as applicable.

Under the DGCL, a corporation’s certificate of incorporation may be amended if: (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and (ii) the holders of a number of shares of stock as required by the DGCL or such corporation’s certificate of incorporation (as applicable) to approve the amendment. In addition, under the DGCL, class voting rights exist with respect to, among other things, amendments to the certificate of incorporation that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise.

Under the DGCL, the board of directors may amend a corporation’s by-laws if so authorized in the certificate of incorporation. Under the DGCL, stockholders also may amend a corporation’s by-laws.

Royal Gold’s certificate of incorporation provides that the affirmative vote of the stockholders representing a majority of the issued and outstanding stock entitled to vote is required to amend or repeal any provision of the certificate of incorporation. Royal Gold’s certificate of incorporation also authorizes the board of directors to amend or repeal the bylaws.

MANAGEMENT INFORMATION CIRCULAR

Appendix N

Horizon Financial Statements

See attached.

Report of Independent Auditors

To the Board of Directors of Horizon Copper Corp.

Opinion

We have audited the accompanying consolidated financial statements of Horizon Copper Corp. and its subsidiaries (the Company), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, and the related consolidated statements of income (loss), comprehensive income (loss), cash flow and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 8o6 7000, F.: +1 604 8o6 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership,

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia, Canada

August 6, 2025

Consolidated Statements of Financial Position

Expressed in U.S. Dollars ($000s)

	Note	December 31, 2024	December 31, 2023
Assets
Current
Cash and cash equivalents		$12,221	$18,266
Receivables and other current assets		394	2,484
		$12,615	$20,750
Non-Current
Loans to associate	5	$17,789	$6,429
Hod Maden and Entrée investments in associates	5	252,645	255,734
Mineral interests	6	229,633	237,332
Deferred financing costs	7	729	—
Total assets		$513,411	$520,245

Liabilities
Current
Trade and other payables		$164	$81
Expected settlement of promissory notes	8	2,199	5,757
Expected settlement of stream obligations	9	4,647	4,563
		$7,010	$10,401

Non-Current
Promissory notes	8	$189,439	$181,987
Stream obligations	9	368,239	322,478
Total liabilities		$564,688	$514,866

Equity
Share capital	10	$37,188	$37,102
Reserves		7,838	7,393
Retained deficit		(98,660)	(41,481)
Accumulated other comprehensive income		2,357	2,365
Total equity		$(51,277)	$5,379
Total liabilities and equity		$513,411	$520,245

Subsequent event (Note 15)

On Behalf of the Board: “Clark Hollands”, Director “Erfan Kazemi”, Director

Consolidated Statements of Income (Loss)

Expressed in U.S. Dollars ($000s)

Except for per share amounts

	Note	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue
Royalty revenue		$12,781	$4,054

Depletion	6	7,699	4,536

Gross profit (loss)		$5,082	$(482)

Operating expenses
Administration expenses		$1,079	$987
Stock based compensation		484	370
Financing expenses		—	273
Exploration expenses		97	99
Operating income (loss)		$3,422	$(2,211)

Other expenses (income)
Loss on revaluation of stream obligations	9	$50,865	$20,920
Share of loss in associates	5	3,081	3,730
Gain from change in estimated timing of cash flows of promissory notes	8	(3,491)	(9,289)
Finance expense		11,558	8,428
Finance income		(1,519)	(1,598)
Foreign exchange and other		34	(743)
Net loss before taxes		$(57,106)	$(23,659)
Current income tax expense	11	73	23
Net loss for the year		$(57,179)	$(23,682)

Basic loss per share	10(e)	$(0.66)	$(0.29)
Diluted loss per share	10(e)	$(0.66)	$(0.29)

Weighted average number of common shares outstanding
Basic		86,334,195	81,095,502
Diluted		86,334,195	81,095,502

Consolidated Statements of Comprehensive Income (Loss)

Expressed in U.S. Dollars ($000s)

	Note	Year Ended December 31, 2024	Year Ended December 31, 2023
Net loss for the year		$ (57,179)	$ (23,682)

Other comprehensive loss for the year
Items that may subsequently be reclassified to net loss:
Currency translation differences		(8)	(4,830)
Total comprehensive loss for the year		$(57,187)	$(28,512)

Consolidated Statements of Cash Flow

Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating Activities
Net loss for the year		$(57,179)	$(23,682)
Items not affecting cash:
Depletion expense	6	$7,699	$4,536
Share-based payments		484	370
Share of loss in associates	5	3,081	3,730
Loss on revaluation of stream obligations	9	50,865	20,920
Gain from change in estimated timing of cash flows of promissory notes	8	(3,491)	(9,289)
Finance expense		11,558	8,428
Unrealized foreign exchange loss (gain) and other		34	(743)
Changes in non-cash working capital	12	145	(308)
		$13,196	$3,962
Investing Activities
Loans to associate	5	$(11,360)	$(6,429)
Proceeds from Hod Maden receivable recorded on acquisition		1,918	6,429
Acquisition of Antamina NPI		—	(18,740)
Proceeds from Antamina NPI receivable recorded on acquisition		—	2,884
		$(9,442)	$(15,856)
Financing Activities
Settlement of stream obligations	9	$(5,020)	$(2,185)
Interest paid	8	(4,061)	(1,187)
Promissory note repayments	8	—	(4,026)
Proceeds from subscription receipt financing		—	5,058
Share issuance costs		—	(161)
Stock option proceeds		48	35
Deferred financing costs and other		(729)	—
		$(9,762)	$(2,466)

Effect of exchange rate changes on cash and cash equivalents		(37)	(69)

Net decrease in cash and cash equivalents		$(6,045)	$(14,429)
Cash and cash equivalents — beginning of the year		18,266	32,695
Cash and cash equivalents — end of the year		$12,221	$18,266

Supplemental cash flow information (Note 12)

Consolidated Statements of Changes in Equity

Expressed in U.S. Dollars ($000s)

	Note	Number	Amount	Share Options, Warrants and Restricted Share Units	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
At January 1, 2023		74,927,903	$31,269	$6,518	$(17,799)	$7,195	$27,183
Issuance of units from subscription receipts		8,378,500	4,533	525	—	—	5,058
Share issuance costs		—	(161)	—	—	—	(161)
Issuance of shares as part of asset acquisition		2,329,849	1,406	—	—	—	1,406
Share-based payments		—	—	370	—	—	370
Options exercised		464,000	55	(20)	—	—	35
Total comprehensive loss		—	—	—	(23,682)	(4,830)	(28,512)
At December 31, 2023		86,100,252	$37,102	$7,393	$(41,481)	$2,365	$5,379
Share-based payments		—	—	484	—	—	484
Options exercised	10(c)	334,521	75	(28)	—	—	47
Vesting of restricted share rights		20,000	11	(11)	—	—	—
Total comprehensive loss		—	—	—	(57,179)	(8)	(57,187)
At December 31, 2024		86,454,773	$37,188	$7,838	$(98,660)	$2,357	$(51,277)

Notes to the Consolidated

Financial Statements

December 31, 2024 | Expressed in U.S. Dollars

1. Nature of Operations

Horizon Copper Corp. was incorporated under the Business Corporations Act of British Columbia on March 17, 2011.

Horizon Copper Corp. and its subsidiary entities (collectively “Horizon” or the “Company”) is a resource-based company that holds interests in mining assets with a focus on copper.

The Company’s assets include a net profits interest on the Antamina copper mine in Peru (“Antamina NPI”), a 30% equity interest in the entity which holds the Hod Maden copper-gold project in Türkiye (“Hod Maden”) and an approximate 24% equity stake in Entrée Resources Ltd. (“Entrée”). The acquisition of these assets was partially funded by precious metal streams and promissory notes with Sandstorm Gold Ltd. (“Sandstorm”).

The head office, principal address and registered office of the Company are located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, V6B 0S6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on February 13, 2025.

2. Summary of Material Accounting Policies

a) Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”).

b) Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

The consolidated financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency, and all values are rounded to the nearest thousand except as otherwise indicated.

c) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (all wholly owned). Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

d) Investments in Associates

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investments in associates are initially recognized at cost when acquired and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period. Dividends received from the associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is objective evidence that an investment in associate is impaired. This assessment is made by considering factors such as the progress of development of the mining projects held by the associate, whether there have been any significant adverse changes in the economic or legal environment of the associate and whether there has been any significant or prolonged decline in the fair value of the associate. When there is objective evidence that an investment in associate is impaired, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs of disposal and value in use.

An assessment is made at each reporting period to determine whether there is any indication that a previous impairment loss may no longer exist or has decreased. If any indications are present, the carrying amount of the investment in associate is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount had no impairment loss been recognized in previous periods.

e) Mineral Interests

Mineral interests are recorded at cost and capitalized as long-term tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific mineral interest are expensed in the period incurred.

Mineral interests related to producing mines are depleted using the units-of-production method over the life of the property, which is estimated using available information of Proven and Probable Reserves and the portion of Mineral Resources expected to be classified as Mineral Reserves at the mine corresponding to the specific interest.

Evaluation of the carrying values of mineral interests is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable and at each reporting period. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs of disposal and value in use.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Fair value less costs of disposal is usually estimated using a discounted cash flow approach. Estimated future cash flows are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current Mineral Reserves and the portion of Mineral Resources expected to be classified as Mineral Reserves as well as exploration potential expected to be converted into Mineral Resources. Estimated sales prices are determined by reference to long-term metal price forecasts by analysts and management’s expectations. The discount rate is estimated using a discount rate incorporating analyst views and management’s assessment of the risk profile of the underlying cash flows. Value in use is determined as the present value of future cash flows expected to be derived from continuing use of an asset in its present form. If it is determined that the recoverable amount is less than the carrying value, then an impairment is recognized within net income (loss) immediately.

An assessment is made at each reporting period to determine whether there is any indication that a previous impairment loss may no longer exist or has decreased. If any indications are present, the carrying amount of the mineral interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the mineral interest in previous periods.

f) Revenue Recognition

For royalty revenue, the Company has determined that each unit of a commodity that is delivered to a customer under the royalty is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For the Antamina NPI royalty, revenue is recognized on an accruals basis and is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. If the Company does not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

When the Company acquired the Antamina NPI, Sandstorm retained a portion of the royalty. Accordingly, the revenue recognized by the Company relates to only the portion of the Antamina NPI that was acquired.

g) Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries: Hod Maden Holdings Ltd., Mariana Resources Limited, Mariana Turkey Limited and Upper Peninsula Holdings Ltd., the functional currency is USD. For the Entrée Resources investment in associate, the functional currency is CAD.

Transactions in foreign currencies are initially recorded in the entity’s functional currency at the rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.

h) Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, loans to associate, trade and other payables, promissory notes and stream obligations. All financial instruments are initially recorded at fair value and designated as follows:

•	Financial assets at amortized cost - cash and cash equivalents, receivables, loans to associate

•	Financial liabilities at fair value through profit and loss (“FVTPL”) – stream obligations

•	Financial liabilities at amortized cost – trade and other payables, promissory notes

The Company’s financial assets which are subject to credit risk include cash and cash equivalents, receivables and loans to associate. The Company assesses on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial liabilities classified at amortized costs are offset against the related liability. Transaction costs incurred in connection with the Revolving Facility (Note 7) are amortized over the life of the facility.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

i) Stream Obligations

The stream obligations with Sandstorm are derivative liabilities due to the variability caused by changes in future commodity prices and production levels. These liabilities are classified as at fair value through profit (loss) and accordingly, are recorded on the statement of financial position at fair value. Gains and losses on the stream obligations are recorded within the statement of income (loss).

j) Cash and Cash Equivalents

Cash and cash equivalents include cash at bank, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

k) Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted by the end of the reporting date.

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. Deferred tax assets are only recognized if it is probable that they can be utilized against future taxable profit.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

l) Share Capital and Warrants

The proceeds from the issue of units are allocated between common shares and warrants (with an exercise price denominated in the functional currency of the Company) on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price. Original consideration associated with expired warrants is reallocated to issued share capital.

m) Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

n) Share-based Compensation

The Company recognizes share based compensation expense for all share purchase options and restricted share rights (“RSRs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSRs at the date of grant. The fair values of share purchase options and RSRs at the date of grant are expensed over the vesting periods of the share purchase options and RSRs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the Consolidated Statements of Income (Loss).

The BSM requires management to estimate the expected volatility and expected term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. The Company uses its competitor’s market data with respect to expected volatility and expected dividend yield to the extent these factors are indicative of the Company’s future expectations. The expected term is estimated using historical exercise data, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

o) Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

p) Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s chief operating decision maker, which is the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

q) New and Amended Accounting Standards

Adoption of New Accounting Standards

In October 2022, the International Accounting Standards Board (“IASB”) issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or noncurrent depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for the year ended December 31, 2024 and adoption of these amendments did not have an effect on the Company’s financial statements.

New Accounting Standards and Amendments Issued but not yet Effective

The IASB has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 with an effective date for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flows changes are linked to environment, social or governance (ESG) targets).

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) is a new standard that will provide new presentation and disclosure requirements and replace International Accounting Standard 1, Presentation of Financial Statements (IAS 1). IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

The Company has not yet commenced the evaluation of the impact of these new standards and amendments.

3. Key Sources of Estimation Uncertainty and Accounting Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Key Sources of Estimation Uncertainty

a) Valuation of Stream Obligations

The Company’s stream obligations with Sandstorm are financial liabilities which are measured at fair value through profit and loss. The calculation of the fair value at each period end utilizes a discounted cash flow model with a number of non-observable inputs. The key assumptions which impact the fair value of the stream obligations are the estimated number and timing of gold and silver ounces to be delivered under the streams, long term commodity prices and the discount rate. The production profile and Mineral Reserves are based on the information in the Feasibility Study for Hod Maden compiled by qualified persons and assessed by management’s experts. The production profile and Mineral Reserves for Antamina are based on the silver produced from the Antamina life of mine plan and Mineral Reserve information published by qualified persons employed by a shareholder of the joint operator. The impact of changes in each of these key assumptions on the value of the stream obligations as at December 31, 2024 are included in Note 9.

b) Attributable Reserves and Resource Estimates

Mineral interests are a significant class of assets of the Company, with a carrying value of $229.6 million at December 31, 2024 (December 31, 2023 — $237.3 million). This amount represents the capitalized expenditures related to the acquisition of the mineral interests net of accumulated depletion and any impairments. The Company estimates the Mineral Reserves and Mineral Resources relating to each interest. Management estimates Mineral Reserves and Mineral Resources based on information compiled by appropriately qualified persons. Mineral Reserves and Mineral Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has mineral interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Mineral Reserves and Mineral Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Mineral Reserves and Mineral Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Reserves or Mineral Resources may impact the carrying value of the Company’s mineral interests and depletion charges.

The Company’s mineral interests are depleted on a units-of-production basis, with estimated recoverable Mineral Reserves and Mineral Resources being used to determine the depletion rate for each of the Company’s mineral interests. These calculations require determination of the amount of recoverable Mineral Resources to be converted into Mineral Reserves. Changes to depletion rates are accounted for prospectively.

Accounting Judgments

a) Impairment of Assets

Investments in Associates

There is judgment required to determine whether any indication of impairment exists at the end of each reporting period for the Hod Maden and Entrée investments in associates, including assessing whether there is objective evidence of impairment as a result of loss events such as significant adverse changes in the economic or legal environment of the associate and whether there has been any significant or prolonged decline in the fair value of the associate. For the Entrée investment in associate, where the shares are traded on an active market, management assesses whether there has been any significant or prolonged decline in the value of the shareholding at each period end. No impairment indicators were identified as at December 31, 2024.

Mineral Interests

There is judgment required to determine whether any indication of impairment exists at the end of each reporting period for each mineral interest including assessing whether there are observable indications that the asset’s value has declined during the period. Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator Mineral Reserve and Mineral Resource estimates or other relevant information received from the operators that indicates production from mineral interests will not likely occur or may be significantly reduced in the future. No impairment indicators were identified as at December 31, 2024.

4. Financial Instruments

Capital Risk Management

The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. At December 31, 2024, the capital structure of the Company consists of $(51.3) million (2023 — $6.0 million) of equity attributable to common shareholders, comprising issued share capital (Note 10), reserves, retained deficit and accumulated other comprehensive income (loss). The Company was not subject to any externally imposed capital requirements as at December 31, 2024. The Company is required to comply with certain covenants under the Revolving Facility in order for the facility to be available (Note 7). The Company was in compliance with the debt covenants as at December 31, 2024.

Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 | Inputs that are unobservable in markets (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2024 and December 31, 2023.

As at December 31, 2024:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Current liabilities
Expected settlement of stream obligations	$4,647	$—	$—	4,647

Non-current liabilities
Stream obligations	$368,239	$—	$—	368,239
	$372,886	$—	$—	372,886

As at December 31, 2023:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Current liabilities
Expected settlement of stream obligations	$4,563	$—	$—	4,563

Non-current liabilities
Stream obligations	$322,478	$—	$—	322,478
	$327,041	$—	$—	327,041

The fair value of the Company’s other financial instruments including cash and cash equivalents, receivables and trade and other payables, approximate their carrying values at December 31, 2024 and December 31, 2023 due to their short-term nature. The fair value of the loans to associate, which is measured using level 2 inputs, approximates its carrying value due the absence of significant changes in the associate’s overall risk profile. The fair value of the Hod Maden Promissory Note was $55.3 million as at December 31, 2024 ($69.6 million — December 31, 2023) based on a discounted cash flow model which utilized level 2 inputs. The fair value of the Antamina Promissory Note was $116.4 million as at December 31, 2024 ($122.3 million — December 31, 2023) based on a discounted cash flow model which utilized level 2 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2024 and the year ended December 31, 2023.

a) Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, the loan to associate and the amount of any receivable outstanding at period end from the Antamina NPI which is paid by a subsidiary of Teck Resources Limited. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on receivables and financial assets held at amortized cost is not material.

b) Liquidity Risk

The Company manages liquidity risk through a planning and budgeting process, which is reviewed and updated on a regular basis, to help determine future funding requirements. As at December 31, 2024, the Company had cash and cash equivalents of $12.2 million available to settle its accounts payable and accrued liabilities, as well as its short-term funding obligations related to its equity interest in Hod Maden.

The Company can access up to $30 million, plus an uncommitted accordion of up to $20 million, under its Revolving Facility (Note 7). Amounts drawn on the Revolving Facility are subject to interest at SOFR plus a variable spread of between 2.50%–3.75%. No amounts had been drawn under the Revolving Facility as at December 31, 2024.

Under the terms of the Hod Maden Promissory Note with Sandstorm, the Company can also access up to $150 million, in certain circumstances, under a revolving credit facility. Interest is payable quarterly at a rate of the greater of (a) Secured Overnight Financing Rate (“SOFR”) + 2.0%; or (b) the cost of funds of Sandstorm under its revolving credit facility, commencing the earlier of (a) January 1, 2029; or (b) when Horizon receives dividends from its investment in Hod Maden. No amounts had been drawn under this facility as at December 31, 2024.

The following table shows the Company’s undiscounted contractual obligations as they fall due as at December 31, 2024 and December 31, 2023:

In $000s	Within 1 year	2-5 years	Over 5 years	Total Dec. 31, 2024	Total Dec. 31, 2023
Accounts payable	$ 164	$ —	$ —	$ 164	$ 81
Promissory notes(1)	1,186	26,460	212,419	240,065	240,065
Promissory note interest(2)	4,050	20,089	35,177	59,316	54,486
	$5,400	$46,549	$247,596	$299,545	$294,632

(1)	Amounts payable within the next five years are estimated based on assumptions of expected future proceeds from the Antamina NPI.

(2)

As the applicable interest rate for the Hod Maden Promissory Note is floating in nature, the interest charges are estimated based on market forward interest rate curves at the end of the reporting period. Promissory note interest for both the Hod Maden and Antamina Promissory Notes are based on expected future principal balances.

The amount expected to be settled under the Antamina Silver Stream within the next year is $4.6 million. Settlements of the Company’s stream obligations in 2026 and beyond will be based on the future production of silver (Antamina) and gold (Hod Maden) as described in Note 9.

c) Market Risk

Currency Risk

The Company does not have any financial instruments denominated in currencies other than USD that materially impact its net income (loss).

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to cash flow interest rate risk through the Company’s loan to associate, which bears interest at the credit default swap rate of Türkiye + 4% and the Hod Maden Promissory note which bears interest at SOFR + 2%, commencing from the earlier of January 1, 2029 or when Horizon has started to receive dividends from its equity interest in Hod Maden. Changes in interest rates also have an impact on the discount rate used to determine the fair value of the stream obligations.

5. Hod Maden and Entrée Investments in Associates

The following table summarizes the changes in the carrying amount of the Company’s investments in associates:

In $000s	Hod Maden Interest	Entrée Resources Ltd.	Total Investments in Associates
At December 31, 2022	$227,067	$31,867	$258,934
Company’s share of net loss of associate	(1,454)	(2,276)	(3,730)
Company’s share of other comprehensive loss of associate	—	(180)	(180)
Currency translation adjustments	—	710	710
At December 31, 2023	$225,613	$30,121	$255,734
Company’s share of net loss of associate	(536)	(2,545)	(3,081)
Company’s share of other comprehensive loss of associate	—	(8)	(8)
At December 31, 2024	$225,077	$27,568	$252,645

a) Hod Maden Interest

The Company has a 30% equity interest in Artmin Madencilik Sanayi ve Ticaret A.S (“Artmin”), privately incorporated in Türkiye which owns the Hod Maden project.

As at December 31, 2024, the Company had advanced $17.8 million (including $11.4 million advanced during the year ended December 31, 2024) of shareholder loans to fund the Company’s share of cash calls for ongoing development costs at Hod Maden. The loans bear interest at 4% plus the credit default swap rate of Türkiye at the start of each quarterly period and have five-year terms.

Summarized financial information for the Company’s investment in Artmin, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition is as follows:

In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023
Administration expenses	$ (133)	$ (848)
Other expenses	(1,785)	(4,009)
Other income	134	13
Net loss	(1,784)	(4,844)
Company’s share of net loss of associate	$ (536)	$(1,454)

In $000s	December 31, 2024	December 31, 2023
Current assets	$5,072	$11,126
Non-current assets	97,936	52,454
Total assets	$103,008	$63,580

Current liabilities	$4,458	$1,709
Non-current liabilities	60,300	21,836
Total liabilities	$64,758	$23,545

Net Assets	$38,250	$40,035
Company’s share of net assets of associate	$11,475	$12,011
Fair value adjustment on acquisition	213,602	213,602
Carrying amount of investment in associate	$225,077	$225,613

b) Entrée Resources Ltd.

The Company holds a position in Entrée Resources Ltd. (“Entrée”), a public Canadian mining company with a carried joint venture interest in the Hugo North Extension and Heruga deposits located in Mongolia. As at December 31, 2024, this position represents approximately 24% of the common shares of Entrée on a non-diluted basis. Using the quoted price of Entrée’s common shares, the fair value of the Company’s interest was $83.9 million (CAD120.7 million) as at December 31, 2024 and $44.7 million (CAD59.1 million) as at December 31, 2023.

Due to the fact that Entrée’s financial statements are typically not publicly available at the time the Company files its financial statements, the share of Entrée’s results are recognized using a reporting period which is three months prior to that of the Company.

Summarized financial information for the Company’s investment in Entrée (using a reporting period which is three months prior to that of the Company), on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition is as follows:

In $000s	12 Months Ended September 30, 2024(1)	12 Months Ended September 30, 2023(1)
Administration expenses	$4,723	$4,308
Other expenses	5,700	4,845
Net loss	10,423	9,153
Company’s share of net loss of associate	$2,545	$2,276

(1)	Derived by adding the results for the three months ended December 31, 2023 and December 31, 2022 to those from the nine months ended September 30, 2024 and September 30, 2023, respectively.

In $000s	September 30, 2024	September 30, 2023
Current assets	$3,745	$7,200
Non-current assets	727	775
Total assets	$4,472	$7,975

Current liabilities	$205	$319
Non-current liabilities	74,521	68,598
Total liabilities	$74,726	$68,917

Net Assets	$(70,254)	$(60,942)
Company’s share of net assets of associate	$(17,158)	$(14,940)
Fair value adjustment on acquisition and other adjustments	44,726	45,061
Carrying amount of investment in associate	$27,568	$30,121

6. Mineral Interests

The following table summarizes the changes in the carrying amount of the Company’s mineral interests as of December 31, 2024:

	Cost			Accumulated Depletion
In $000s	Jan. 1, 2024	Net Additions (Disposals)	Dec. 31, 2024	Jan. 1, 2024	Depletion	Dec. 31, 2024	Carrying Amount
Antamina NPI, Peru	$241,456	$—	$241,456	$4,536	$7,699	$12,235	$229,221
Peninsula Project, USA	412	—	412	—	—	—	412
Total	$241,868	$—	$241,868	$4,536	$7,699	$12,235	$229,633

The following table summarizes the changes in the carrying amount of the Company’s mineral interests as of December 31, 2023:

	Cost				Accumulated Depletion
In $000s	Jan. 1, 2023	Net Additions (Disposals)		Dec. 31, 2023	Jan. 1, 2023	Depletion	Dec. 31, 2023	Carrying Amount
Antamina NPI, Peru	$ —	$241,456	(1)	$241,456	$—	$4,536	$4,536	$236,920
Peninsula Project, USA	412	—		412	—	—	—	412
Total	$412	$241,456		$241,868	$—	$4,536	$4,536	$237,332

(1)	Includes a $1.3 million adjustment related to the actual amount received in excess of the estimated Antamina royalty receivable acquired on June 15, 2023.

7. Revolving Facility and Deferred Financing Costs

On September 9, 2024, Horizon entered into a revolving credit agreement with National Bank of Canada and The Bank of Nova Scotia allowing the Company to borrow up to $30 million with an additional uncommitted accordion of up to $20 million, for total potential availability of up to $50 million (the “Revolving Facility”). The Revolving Facility has a term of four years, maturing in September 2028 and is extendable subject to approval by the lenders. The Revolving Facility is for future asset acquisitions, the Company’s funding requirements related to the development of the Hod Maden project and general corporate purposes. As of December 31, 2024, there was no amount drawn on the Revolving Facility.

The amounts drawn on the Revolving Facility are subject to interest at SOFR plus 2.50%–3.75% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.56%–0.84% per annum, both of which are dependent on the Company’s leverage ratio.

The Company is required to maintain a leverage ratio of net debt divided by EBITDA (as defined in the Revolving Facility) of less than or equal to 4.00:1.00, and an interest coverage ratio of greater than or equal to 3.00:1.00 for each fiscal quarter. In both cases, the calculations exclude amounts related to all existing obligations held by Sandstorm. The Company is also required to maintain a total interest coverage ratio of greater than or equal to 1.10:1.00 for each fiscal quarter. The Company was in compliance with the debt covenants as at December 31, 2024.

The Revolving Facility is secured against the Company’s assets, including the Company’s mineral property interests and investments.

Deferred financing costs are amortized on a straight-line basis over the term of the Revolving Facility. At December 31, 2024, deferred financing costs, net of accumulated amortization, were $0.7 million (December 31, 2023 — nil).

8. Promissory Notes

The following table summarizes the changes in the carrying amount of the Company’s promissory notes:

In $000s	Antamina Promissory Note	Hod Maden Promissory Note	Total
At December 31, 2022	$ —	$ 71,163	$ 71,163
Additions	122,745	—	122,745
Impact of change in estimated timing of cash flows	(862)	(8,427)	(9,289)
Interest and principal payments	(5,214)	—	(5,214)
Accretion expense	3,796	4,633	8,429
Currency translations adjustments	—	(90)	(90)
At December 31, 2023	$120,465	$67,279	$187,744
Impact of change in estimated timing of cash flows	706	(4,197)	(3,491)
Interest payments	(4,061)	—	(4,061)
Accretion expense	6,961	4,485	11,446
At December 31, 2024	$124,071	$67,567	$191,638

Current portion	$ 2,199	$ —	$ 2,199
Long term portion	121,872	67,567	189,439
Total	$124,071	$67,567	$191,638

Antamina Promissory Note

The Antamina Promissory Note had an original principal amount of $149.1 million, of which $145.1 million remains outstanding as of December 31, 2024 ($145.1 million — December 31, 2023). Interest on $135 million of the Antamina Promissory Note is to be paid quarterly at 3% with the remaining $10.1 million principal amount being interest-free. Any excess cash flow from the Antamina NPI, after satisfying the silver stream and interest payments on the Antamina Promissory Note, will be used to repay principal on the promissory note and reduce the Company’s debt, unless it is agreed with Sandstorm that these amounts can be retained and used for other corporate purposes. If there has been a change in the equity of Horizon, the Antamina Promissory Note may be settled at any time in Horizon shares at the election of the holder based on a 20-day volume weighted average price (“VWAP”) of the market price of the shares, unless the holder would beneficially own in excess of 34% of the number of common shares outstanding immediately after giving effect to such conversion or issuance. As at December 31, 2024, the holder owned 34% of the Company’s outstanding common shares (34% — December 31, 2023). Horizon also has the option to settle the Antamina Promissory Note by issuing common shares based on the VWAP if it is above a floor of CAD0.60. The Antamina Promissory Note matures on June 15, 2033 and is secured against the Company’s interest in the Antamina NPI.

Hod Maden Promissory Note

The Hod Maden Promissory Note has a principal amount of $95 million and currently bears no interest. Interest on the Hod Maden Promissory Note is to be paid quarterly at SOFR + 2% commencing on the earlier of (i) January 1, 2029; or (ii) when Horizon receives dividends from its investment in Hod Maden. If there has been a change in the equity of Horizon, the Hod Maden Promissory Note may be settled at any time in Horizon shares at the election of the holder based on a 20-day VWAP of the market price of the shares, unless the holder would beneficially own in excess of 34% of the number of common shares outstanding immediately after giving effect to such conversion or issuance. As at December 31, 2024, the holder owned 34% of the Company’s outstanding common shares (34% — December 31, 2023). Horizon also has the option to settle the Hod Maden Promissory Note by issuing common shares based on the VWAP if it is above a floor of CAD0.60. The Hod Maden Promissory Note matures on August 31, 2032; however, if the Hod Maden Project does not enter into commercial production by December 31, 2026, the Company has the option to defer the maturity date by up to two years to August 31, 2034. The Hod Maden Promissory Note is secured against the Company’s interest in the Hod Maden Project and investment in Entrée.

9. Stream Obligations

The following table summarizes the changes in the carrying amount of the Company’s stream obligations:

In $000s	Antamina Silver Stream	Hod Maden Gold Stream	Total
At December 31, 2022	$—	$202,219	$202,219
Acquisition of Antamina NPI	$101,449	$—	$101,449
Stream deliveries	$(2,185)	$—	$(2,185)
Change in fair value of stream obligations	$1,842	$19,078	$20,920
Currency translation adjustments	$30	$4,608	$4,638
At December 31, 2023	$101,136	$225,905	$327,041
Stream deliveries	$(5,020)	$—	$(5,020)
Change in fair value of stream obligations	$24,771	$26,094	$50,865
At December 31, 2024	$120,887	$251,999	$372,886

Current portion	$4,647	$—	$4,647
Long term portion	$116,240	$251,999	$368,239
Total	$120,887	$251,999	$372,886

Antamina Silver Stream

As part of the consideration for the acquisition of the Antamina NPI from Sandstorm, Horizon entered into a silver purchase agreement (silver stream) whereby it will be required to sell and deliver refined silver in the amount of 1.66% of the produced silver from the Antamina property. Sandstorm will pay 2.5% of the London Bullion Market Association (“LBMA”) quoted price of silver for each ounce of silver delivered. There are no obligations for Horizon to sell and deliver silver ounces under the silver stream should there be no production from the Antamina mine.

The key assumptions used to determine the fair value of the silver stream as at December 31, 2024 include the production profile based on the Antamina life of mine plan and reserve information published by qualified persons employed by a shareholder of the joint operator, silver prices using the forward curve (estimates ranged from $29.56 to $46.08 per ounce) and the discount rate. Changes in each of these key assumptions would have the following impact on the value of the stream obligation as at December 31, 2024:

Key assumption	Sensitivity applied to key assumption	In $000s Impact on value of stream liability
Production profile and mineral reserves	5% increase in estimated number of silver ounces	$ 5,274
Silver price — forward curve	$1/oz increase in silver price	3,180
Discount rate	0.25% increase to discount rate	(2,832)

Hod Maden Gold Stream

As part of the consideration for the acquisition of the 30% interest in the Hod Maden project from Sandstorm, Horizon entered into a gold purchase agreement (gold stream) whereby it will be required to sell and deliver:

•	20% of the gold produced by the Hod Maden mine until 405,000 ounces have been sold and delivered;

•	12% of the gold produced by the Hod Maden mine thereafter.

Sandstorm will pay 50% of the LBMA quoted price of gold for each ounce of gold delivered (for the first 405,000 ounces) and 60% of the LBMA quoted price of gold for each ounce of gold delivered thereafter. There are no obligations for Horizon to sell and deliver gold ounces under the gold stream should there be no production from the Hod Maden mine.

The key assumptions used to determine the fair value of the gold stream as at December 31, 2024 include the production profile based on the published Hod Maden feasibility study and current estimates of the timeline to production, gold prices using the forward curve (estimates ranged from $2,692 to $4,218 per ounce) and the discount rate. Changes in each of these key assumptions would have the following impact on the value of the stream obligation as at December 31, 2024:

Key assumption	Sensitivity applied to key assumption	In $000s Impact on value of stream liability
Production profile and mineral reserves	5% increase in estimated number of gold ounces	$ 7,465
Gold price — forward curve	$100/oz increase in gold price	7,169
Discount rate	0.25% increase to discount rate	(5,012)

10. Share Capital and Reserves

a) Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

b) Warrants

The Company issued warrants as part of units in private placement financings. A summary of the Company’s warrants and the change for the period is as follows:

	Number of warrants	Weighted average exercise price per warrant (CAD)
Warrants outstanding at December 31, 2022	36,740,163	0.79
Issued in connection with private placement	4,189,250	1.10
Warrants outstanding at December 31, 2023 and December 31, 2024	40,929,413	0.82

In June 2023, the Company issued 4,189,250 warrants with a weighted average exercise price of CAD1.10 and a fair value of CAD0.7 million or CAD0.17 per warrant. The fair value of the warrants granted was determined using a BSM using the following weighted average assumptions: grant date share price of CAD0.80, expected volatility of 37.2%, risk-free interest rate of 3.71%, dividend yield of 0%, and an expected life of 4 years. Expected volatility was determined by considering the trailing 5 year historical average share price volatility of similar companies in the same industry and business model.

The weighted average remaining contractual life of the warrants as at December 31, 2024 was 2.59 years (year ended December 31, 2023 — 3.59 years).

A summary of the Company’s warrants as of December 31, 2024 is as follows:

Date of expiry	Number outstanding	Exercisable	Exercise price per warrant (CAD)	Weighted average exercise price per warrant (CAD)(1)
July 2025	1,144,570	1,144,570	0.35	0.35
September 2027	35,595,593	35,595,593	0.80	0.80
June 2027	4,189,250	4,189,250	1.10	1.10
	40,929,413	40,929,413		0.82

(1)	Weighted average exercise price of warrants that are exercisable.

c) Stock Options

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is 10 years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of the grant.

In June 2023, the Company granted 3,850,000 options with a weighted average exercise price of CAD0.80 and a fair value of CAD1.2 million or CAD0.31 per option. The fair value of the options granted was determined using a BSM using the following weighted average assumptions: grant date share price and exercise price of CAD0.80, expected volatility of 37.2%, risk-free interest rate of 3.71%, dividend yield of 0%, and an expected life of 5 years. Expected volatility was determined by considering the trailing 5 year historical average share price volatility of similar companies in the same industry and business model.

A summary of changes in stock options outstanding for the year is as follows:

	Number of options	Weighted average exercise price per share (CAD)
Options outstanding at December 31, 2022	798,521	0.14
Exercised	(464,000)	0.10
Granted	3,850,000	0.80
Options outstanding at December 31, 2023	4,184,521	0.75
Exercised	(334,521)	0.19
Options outstanding at December 31, 2024	3,850,000	0.80

The weighted average remaining contractual life of the options as at December 31, 2024 was 3.46 years (year ended December 31, 2023 — 4.16 years). The weighted average share price, at the time of exercise, for those share options that were exercised during the year ended December 31, 2024 was CAD0.70 per share (year ended December 31, 2023 — CAD0.55 per share).

Details of stock options outstanding as of December 31, 2024 are as follows:

Date of expiry	Number outstanding	Vested	Exercise price per option (CAD)	Weighted average exercise price per share (CAD)(1)
June 2028	3,850,000	1,283,334	0.80	0.80

(1)	Weighted average exercise price of options that are exercisable.

d) Restricted Share Units

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 8,610,025 restricted share rights, of which 6,962,555 were available for grant as at December 31, 2024.

In December 2024, the Company granted 1,240,000 RSRs with a grant date fair value of CAD1.0 million, a three year vesting term, and a weighted average grant date fair value of CAD0.80 per unit. As at December 31, 2024 the Company had 1,570,000 RSRs outstanding (December 31, 2023 — 350,000 RSRs).

e) Earnings Per Share

Basic and diluted earnings per share are calculated based on the following:

In $000s (except for shares and per share amounts)	Year Ended December 31, 2024	Year Ended December 31, 2023
Net loss for the year	$ (57,179)	$ (23,682)

Basic weighted average number of shares	86,334,195	81,095,502
Basic loss per share	$ (0.66)	$ (0.29)

Effect of dilutive securities
Stock options	—	—
Warrants	—	—
Restricted share rights	—	—
Diluted weighted average number of common shares	86,334,195	81,095,502
Diluted loss per share	$ (0.66)	$ (0.29)

The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because either their effect is not dilutive or the exercise prices exceeded the average market value of the common shares during the years ended December 31, 2024 and December 31, 2023:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Stock options	3,850,000	2,109,589
Warrants	40,929,413	37,891,072
Restricted share rights	401,148	—

The Company has a net loss for the year ended December 31, 2024; however, if the Company had net earnings, 82,074 stock options, 602,307 warrants and 249,171 RSRs would have been included in the computation of diluted weighted average number of common shares as they would have been dilutive (381,739 stock options, 571,518 warrants and 56,365 RSRs in the comparable period).

11. Income Taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023
Loss before income taxes	$(57,106)	$(23,659)
Canadian federal and provincial income tax rates	27%	27%
Income tax recovery based on the above rates	$(15,419)	$(6,388)

Increase due to:
Non-deductible expenses and permanent differences	121	62
Change in unrecognized temporary differences and other	15,371	6,349
Income tax expense	$73	$23

Deferred Income Taxes

The Company’s deferred income taxes are as follows:

In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023
Deferred Income Tax Assets (Liabilities)
Non-capital losses	$3,003	$1,773
Investment in associate	(401)	(754)
Stream obligation	23,552	9,811
Promissory note	444	(82)
Other	(1,344)	82
Total unrecognized deferred income tax assets	$25,254	$10,830

The Company has deductible unused tax losses, for which a deferred tax asset has not been recognized, expiring as follows:

In $000s	Location	Amount	Expiration
Non-capital loss carry-forwards	Canada	$11,035	2038–2043

No deferred tax asset is recognized in respect of these items because it is not probable that future taxable capital gains or taxable income will be available against which the Company can utilize the benefit.

12. Supplemental Cash Flow Information

In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023
Change in non-cash working capital:
Trade receivables and other	$171	$(248)
Trade and other payables	(26)	(60)
Net increase (decrease) in cash	$145	$(308)

Significant non-cash transactions:
Common shares issued as part of the Antamina NPI asset acquisition	$—	$1,406
Stream obligation assumed as part of the Antamina NPI asset acquisition	—	101,449
Promissory note assumed as part of the Antamina NPI asset acquisition	—	122,745

Other:
Interest received	$1,309	$1,452

13. Related Party Transactions

a) Related Party Transactions

Sandstorm is a related party as a result of it having significant influence through its 34% equity interest in the Company. The amounts related to the promissory notes and stream obligations with Sandstorm are set out in Notes 8 and 9.

The Company has entered into a services agreement with Sandstorm for CAD6,500 per month for general administrative services including rent and other shared office costs. The amount outstanding related to this agreement as at December 31, 2024 was CAD19,500. In addition, during the year ended December 31, 2024, the Company received $0.2 million from Sandstorm to reimburse the Company for costs incurred on Sandstorm’s behalf in connection with corporate reorganizations following the acquisition of the Hod Maden asset.

Entrée is a related party as a result of the Company having significant influence through its approximate 24% interest in Entrée. There were no transactions with Entrée during the year.

Artmin, the entity which holds the Hod Maden project, is a related party as a result of the Company having significant influence through its indirect 30% ownership interest. The transactions with Artmin during the year are set out in Note 5.

b) Compensation of Key Management Personnel

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023
Salaries and benefits	$323	$170 (1)
Share-based payments	445	370
Total key management compensation expense	$768	$540

(1)	Includes a recharge of CAD30,000 of salary costs borne by Sandstorm related to key management personnel of the Company from January 2023 to June 2023.

14. Segmented Information

The Company’s reportable operating segments are the Antamina NPI mineral interest and the investments in Hod Maden and Entrée. All of the Company’s revenue and depletion is generated from the Antamina NPI and details of the amounts related to the investments in Hod Maden and Entrée and the Antamina NPI are included in Notes 5 and 6 respectively.

15. Subsequent Event

In January 2025, the Company, through its wholly owned subsidiary, 1363013 B.C. Ltd., subscribed to 625,202 units in Entrée via a non-brokered private placement at a price of CAD2.21 per unit for total consideration of CAD1.4 million. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the Company to purchase one additional common share of Entrée at a price of CAD3.00 per share for a period of two years following the date of issuance. The acquisition of the shares in this private placement maintains the Company’s current proportionate interest in Entrée.

Unaudited Condensed Consolidated Interim

Financial Statements

Condensed Consolidated Interim Statements of Financial Position

Expressed in U.S. Dollars ($000s)

	Note	June 30, 2025	December 31, 2024
Assets
Current
Cash and cash equivalents		$2,266	$12,221
Receivables and other current assets		5,025	394
		$7,291	$12,615
Non-Current
Loans to associate	4	$30,689	$17,789
Hod Maden and Entrée investments in associates	4	251,904	252,645
Mineral interests	5	227,197	229,633
Other long term assets		656	729
Total assets		$517,737	$513,411

Liabilities
Current
Trade and other payables		$729	$164
Expected settlement of promissory notes	6	4,852	2,199
Expected settlement of stream obligations	8	8,876	4,647
		$14,457	$7,010
Non-Current
Promissory notes	6	$189,687	$189,439
Stream obligations	8	401,508	368,239
Revolving facility	7	5,000	—
Total liabilities		$610,652	$564,688

Equity
Share capital	9	$37,304	$37,188
Reserves		8,169	7,838
Retained deficit		(141,916)	(98,660)
Accumulated other comprehensive income		3,528	2,357
Total equity		$(92,915)	$(51,277)
Total liabilities and equity		$517,737	$513,411

Subsequent event (Note 13)

On Behalf of the Board: “Clark Hollands”, Director “Erfan Kazemi”, Director

Condensed Consolidated Interim Statements of Income (Loss)

Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note		3 Months Ended Jun. 30, 2025	3 Months Ended Jun. 30, 2024	6 Months Ended Jun. 30, 2025	6 Months Ended Jun. 30, 2024
Revenue
Royalty revenue			$3,491	$5,672	$6,490	$7,420
Depletion	5		1,083	2,210	2,436	4,057
Gross profit			$2,408	$3,462	$4,054	$3,363

Operating expenses
Transaction costs			$573	$—	$573	$—
Administration expenses			288	299	525	578
Stock based compensation			178	148	352	313
Exploration expenses			9	23	15	42
Operating income			$1,360	$2,992	$2,589	$2,430

Other expenses (income)
Loss on revaluation of stream obligations	8		$24,746	$3,279	$40,727	$19,948
Share of loss in associates	4		729	721	2,822	1,603
Gain from change in estimated timing of cash flows of promissory notes	6		(571)	—	(2,877)	(4,262)
Finance expense			3,018	2,828	5,962	5,627
Finance income			(481)	(373)	(899)	(706)
Foreign exchange and other			6	6	34	12
Net loss before taxes			$(26,087)	$(3,469)	$(43,180)	$(19,792)

Current income tax expense			44	16	76	27
Net loss for the period			$(26,131)	$(3,485)	$(43,256)	$(19,819)
Basic loss per share	9	(e)	$(0.30)	$(0.04)	$(0.50)	$(0.23)
Diluted loss per share	9	(e)	$(0.30)	$(0.04)	$(0.50)	$(0.23)
Weighted average number of common shares outstanding
Basic			86,563,087	86,324,332	86,514,699	86,212,292
Diluted			86,563,087	86,324,332	86,514,699	86,212,292

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in U.S. Dollars ($000s)

	Note	3 Months Ended Jun. 30, 2025	3 Months Ended Jun. 30, 2024	6 Months Ended Jun. 30, 2025	6 Months Ended Jun. 30, 2024
Net loss for the period		$(26,131)	$(3,485)	$(43,256)	$(19,819)
Other comprehensive loss for the period
Items that may subsequently be reclassified to net loss:
Currency translation differences		(19)	383	1,171	63
Total comprehensive loss for the period		$(26,150)	$(3,102)	$(42,085)	$(19,756)

Condensed Consolidated Interim Statements of Cash Flow

Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	3 Months Ended Jun. 30, 2025	3 Months Ended Jun. 30, 2024	6 Months Ended Jun. 30, 2025	6 Months Ended Jun. 30, 2024
Operating Activities
Net loss for the period		$(26,131)	$(3,485)	$(43,256)	$(19,819)
Items not affecting cash:
Depletion expense	5	$1,083	$2,210	$2,436	$4,057
Share-based payments		178	148	352	313
Share of loss in associates	4	729	721	2,822	1,603
Loss on revaluation of stream obligations	8	24,746	3,279	40,727	19,948
Gain from change in estimated timing of cash flows of promissory notes	6	(571)	—	(2,877)	(4,262)
Finance expense		3,018	2,828	5,962	5,627
Unrealized foreign exchange loss and other		6	6	34	12
Changes in non-cash working capital	10	(946)	(4,101)	(4,007)	(5,570)
		$2,112	$1,606	$2,193	$1,909
Investing Activities
Loans to associate	4	$(9,300)	$(3,530)	$(12,900)	$(3,530)
Investment in Entrée private placement		—	—	(963)	—
Proceeds from Hod Maden receivable recorded on acquisition		—	1,918	—	1,918
		$(9,300)	$(1,612)	$(13,863)	$(1,612)
Financing Activities
Revolving facility draw down	7	$5,000	$—	$5,000	$—
Settlement of stream obligations	8	(1,577)	(1,373)	(3,229)	(2,499)
Interest paid		(42)	(1,010)	(95)	(2,031)
Warrant exercise proceeds		72	—	95	—
Stock option proceeds		—	48	—	48
Deferred financing costs		—	(26)	(55)	(26)
		$3,453	$(2,361)	$1,716	$(4,508)
Effect of exchange rate changes on cash and cash equivalents		—	(3)	(1)	(10)
Net decrease in cash and cash equivalents		$(3,735)	$(2,370)	$(9,955)	$(4,221)
Cash and cash equivalents — beginning of the period		6,001	16,415	12,221	18,266
Cash and cash equivalents — end of the period		$2,266	$14,045	$2,266	$14,045

Supplemental cash flow information (Note 10)

Condensed Consolidated Interim Statements of Changes in Equity

Expressed in U.S. Dollars ($000s)

	Note		Number	Amount	Share Options, Warrants and Restricted Share Units	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
At January 1, 2024			86,100,252	$37,102	$7,393	$(41,481)	$2,365	$ 5,379
Share-based payments			—	—	313	—	—	313
Options exercised			334,521	75	(27)	—	—	48
Vesting of restricted share rights			20,000	11	(11)	—	—	—
Total comprehensive loss			—	—	—	(19,819)	63	(19,756)
At June 30, 2024			86,454,773	$37,188	$7,668	$(61,300)	$2,428	$(14,016)
Share-based payments			—	—	170	—	—	170
Total comprehensive loss			—	—	—	(37,360)	(71)	(37,431)
At December 31, 2024			86,454,773	$37,188	$7,838	$(98,660)	$2,357	$(51,277)
Share-based payments			—	—	352	—	—	352
Warrants exercised	9	(b)	188,332	116	(21)	—	—	95
Total comprehensive loss			—	—	—	(43,256)	1,171	(42,085)
At June 30, 2025			86,643,105	$37,304	$8,169	$(141,916)	$3,528	$(92,915)

Notes to the Unaudited

Condensed Consolidated Interim

Financial Statements

June 30, 2025 | Expressed in U.S. Dollars

1. Nature of Operations

Horizon Copper Corp. was incorporated under the Business Corporations Act of British Columbia on March 17, 2011.

Horizon Copper Corp. and its subsidiary entities (collectively “Horizon” or the “Company”) is a resource-based company that holds interests in mining assets with a focus on copper.

The Company’s assets include a net profits interest on the Antamina copper mine in Peru (“Antamina NPI”), a 30% equity interest in the entity which holds the Hod Maden copper-gold project in Türkiye (“Hod Maden”) and an approximate 24% equity stake in Entrée Resources Ltd. (“Entrée”). The acquisition of these assets was partially funded by precious metal streams and promissory notes with Sandstorm Gold Ltd. (“Sandstorm”).

The head office, principal address and registered office of the Company are located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, V6B 0S6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on July 31, 2025.

2. Summary of Material Accounting Policies

a) Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”), as applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2024.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

b) Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency, and all values are rounded to the nearest thousand except as otherwise indicated.

c) New and Amended Accounting Standards

New Accounting Standards and Amendments Issued but Not Yet Effective

The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 with an effective date for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flows changes are linked to environment, social or governance (ESG) targets). These amendments are not expected to have a material impact on the entity in future reporting periods.

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) is a new standard that will provide new presentation and disclosure requirements and replace International Accounting Standard 1, Presentation of Financial Statements (IAS 1). IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company has not yet commenced the evaluation of the impact of this new standard.

3. Financial Instruments

Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 | Inputs that are unobservable in markets (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2025 and December 31, 2024.

As at June 30, 2025:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Current liabilities

Expected settlement of stream obligations	$8,876	$—	$—	$ 8,876

Non-current liabilities

Stream obligations	$401,508	$—	$—	$ 401,508

	$410,384	$—	$—	$410,384

As at December 31, 2024:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Current liabilities

Expected settlement of stream obligations	$4,647	$—	$—	$ 4,647

Non-current liabilities

Stream obligations	$368,239	$—	$—	$ 368,239

	$372,886	$—	$—	$372,886

The fair value of the Company’s other financial instruments including cash and cash equivalents, receivables and trade and other payables, approximate their carrying values at June 30, 2025 and December 31, 2024 due to their short-term nature. The fair value of the loans to associate, which are measured using level 2 inputs, approximates their carrying value as the effects of changes in interest rates and the associate’s credit spread have not had a significant impact since origination of the loans. The fair value of the Company’s revolving facility, which is measured using level 2 inputs, approximates its carrying value due to the nature of its market-based rate of interest. The fair value of the Hod Maden Promissory Note was $56.2 million as at June 30, 2025 ($55.3 million — December 31, 2024) based on a discounted cash flow model which utilized level 2 inputs. The fair value of the Antamina Promissory Note was $118.0 million as at June 30, 2025 ($116.4 million — December 31, 2024) based on a discounted cash flow model which utilized level 2 inputs.

There were no transfers between the levels of the fair value hierarchy during the period ended June 30, 2025 and the year ended December 31, 2024.

a) Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, the loans to associate and the amount of any receivable outstanding at period end from the Antamina NPI which is paid by a subsidiary of Teck Resources Limited. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on receivables and financial assets held at amortized cost is not material.

b) Liquidity Risk

The Company manages liquidity risk through a planning and budgeting process, which is reviewed and updated on a regular basis, to help determine future funding requirements. As at June 30, 2025, the Company had cash and cash equivalents of $2.3 million available to settle its accounts payable and accrued liabilities, as well as its short-term funding obligations related to its equity interest in Hod Maden.

The Company can access up to $30 million, plus an uncommitted accordion of up to $20 million, under its revolving facility. As at June 30, 2025, $5 million had been drawn under the revolving facility (Note 7).

Under the terms of the Hod Maden Promissory Note with Sandstorm, the Company can also access up to $150 million, in certain circumstances, under a revolving credit facility. Interest is payable quarterly at a rate of the greater of (a) Secured Overnight Financing Rate (“SOFR”) + 2.0%; or (b) the cost of funds of Sandstorm under its revolving credit facility, commencing the earlier of (a) January 1, 2030; or (b) when Horizon receives dividends from its investment in Hod Maden. No amounts had been drawn under this facility as at June 30, 2025. Subsequent to the period end, the Company made a draw of $8 million under this facility with Sandstorm.

The following table shows the Company’s undiscounted contractual obligations as they fall due as at June 30, 2025 and December 31, 2024:

In $000s	Within 1 year	2-5 years	Over 5 years	Total Jun. 30, 2025	Total Dec. 31, 2024

Accounts payable	$ 729	$ —	$ —	$ 729	$ 164

Promissory notes(1)	2,815	25,486	211,764	240,065	240,065

Promissory note interest(2)	6,100	17,413	50,575	74,088	59,316

Revolving facility(3)	—	5,000	—	5,000	—

Revolving facility interest(4)	358	771	—	1,129	—

	$10,002	$48,670	$262,339	$321,011	$299,545

(1)

Amounts payable within the next five years are estimated based on assumptions of expected future proceeds from the Antamina NPI. As the applicable interest rate for the Hod Maden Promissory Note is floating in nature, the interest charges are estimated based on market

(2)	forward interest rate curves at the end of the reporting period. Promissory note interest for both the Hod Maden and Antamina Promissory Notes are based on expected future principal balances.

(3)	Amounts payable within the next five years are estimated on the assumption that no prepayments are made and the entire balance outstanding as of June 30, 2025 is repaid at maturity.

(4)

The amounts drawn on the Revolving Facility are subject to interest at SOFR plus 2.50%–3.75% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.56%–0.84% per annum, both of which are dependent on the Company’s leverage ratio. The interest charges in the table above have been estimated based on assumptions of the Company’s future leverage ratio and on market forward interest rate curves at the end of the reporting period.

The amount expected to be settled under the Antamina Silver Stream within the next year is $8.9 million. Settlements of the Company’s stream obligations in 2026 and beyond will be based on the future production of silver (Antamina) and gold (Hod Maden) as described in Note 8.

c) Market Risk

Currency Risk

The Company does not have any financial instruments denominated in currencies other than USD that materially impact its net income (loss).

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to cash flow interest rate risk through the Company’s loans to associate, which bear interest at the credit default swap rate of Türkiye + 4%, the Company’s revolving facility which bears interest at SOFR plus 2.50%–3.75%, the Hod Maden Promissory note which bears interest at SOFR + 2.0%-3.5%, commencing from the earlier of January 1, 2030 or when Horizon has started to receive dividends from its equity interest in Hod Maden, and the Company’s Antamina Promissory note which bears interest after June 15, 2033 at SOFR + 2.5%-3.5% if Horizon elects to extend the maturity of the note. Changes in interest rates also have an impact on the discount rate used to determine the fair value of the stream obligations.

4. Hod Maden and Entrée Investments in Associates

The following table summarizes the changes in the carrying amount of the Company’s investments in associates:

In $000s	Hod Maden Interest	Entrée Resources Ltd.	Total Investments in Associates

At December 31, 2023	$ 225,613	$ 30,121	$ 255,734

Company’s share of net loss of associate	(103)	(1,500)	(1,603)

Company’s share of other comprehensive loss of associate	—	63	63

At June 30, 2024	$225,510	$28,684	$254,194

Company’s share of net loss of associate	(433)	(1,045)	(1,478)

Company’s share of other comprehensive loss of associate	—	(71)	(71)

At December 31, 2024	$225,077	$27,568	$252,645

Additional investment	—	910	910

Company’s share of net loss of associate	(549)	(2,273)	(2,822)

Company’s share of other comprehensive loss of associate	—	1,171	1,171

At June 30, 2025	$224,528	$27,376	$251,904

Loans to Associate

As at June 30, 2025, the Company had advanced $30.7 million ($17.8 million — December 31, 2024) of shareholder loans to fund the Company’s share of cash calls for ongoing development costs at Hod Maden, of which $9.3 million was advanced during the quarter ended June 30, 2025. Subsequent to the quarter ended June 30, 2025, the Company advanced an additional $7.5 million shareholder loan to fund the Company’s share of cash calls for ongoing development costs at Hod Maden. The loans bear interest at 4% plus the credit default swap rate of Türkiye at the start of each quarterly period and have five-year terms.

Entrée Private Placement

In January 2025, the Company, through its wholly owned subsidiary, 1363013 B.C. Ltd., subscribed to 625,202 units in Entrée Resources Ltd. (“Entrée”) via a non-brokered private placement at a price of CAD2.21 per unit for total consideration of CAD1.4 million. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the Company to purchase one additional common share of Entrée at a price of CAD3.00 per share for a period of two years following the date of issuance. The acquisition of the shares in this private placement maintains the Company’s current proportionate interest in Entrée.

5. Mineral Interests

The following table summarizes the changes in the carrying amount of the Company’s mineral interests as of June 30, 2025:

	Cost			Accumulated Depletion
In $000s	Jan. 1, 2025	Net Additions (Disposals)	Jun. 30, 2025	Jan. 1, 2025	Depletion	Jun. 30, 2025	Carrying Amount

Antamina NPI, Peru	$241,456	$—	$241,456	$12,235	$2,436	$14,671	$226,785

Peninsula Project, USA	412	—	412	—	—	—	412

Total	$241,868	$—	$241,868	$12,235	$2,436	$14,671	$227,197

The following table summarizes the changes in the carrying amount of the Company’s mineral interests as of December 31, 2024:

	Cost			Accumulated Depletion
In $000s	Jan. 1, 2024	Net Additions (Disposals)	Dec. 31, 2024	Jan. 1, 2024	Depletion	Dec. 31, 2024	Carrying Amount

Antamina NPI, Peru	$241,456	$—	$241,456	$4,536	$7,699	$12,235	$229,221

Peninsula Project, USA	412	—	412	—	—	—	412

Total	$241,868	$—	$241,868	$4,536	$7,699	$12,235	$229,633

6. Promissory Notes

The following table summarizes the changes in the carrying amount of the Company’s promissory notes:

In $000s	Antamina Promissory Note	Hod Maden Promissory Note	Total

At December 31, 2023	$ 120,465	$ 67,279	$ 187,744

Impact of change in estimated timing of cash flows	(1,124)	(3,138)	(4,262)

Interest payments	(2,031)	—	(2,031)

Accretion expense	3,406	2,221	5,627

At June 30, 2024	$120,716	$66,362	$187,078

Impact of change in estimated timing of cash flows	1,830	(1,059)	771

Interest payments	(2,030)	—	(2,030)

Accretion expense	3,555	2,264	5,819

At December 31, 2024	$124,071	$67,567	$191,638

Impact of change in estimated timing of cash flows	(688)	(2,189)	(2,877)

Accretion expense	3,523	2,255	5,778

At June 30, 2025	$126,906	$67,633	$194,539

Current portion	$ 4,852	$ —	$ 4,852

Long term portion	122,054	67,633	189,687

Total	$126,906	$67,633	$194,539

Antamina Promissory Note

The Antamina Promissory Note had an original principal amount of $149.1 million, of which $145.1 million remains outstanding as of June 30, 2025 ($145.1 million — December 31, 2024). Interest on $135 million of the Antamina Promissory Note is to be paid quarterly at 3% with the remaining $10.1 million principal amount being interest-free. Any excess cash flow from the Antamina NPI, after satisfying the silver stream and interest payments on the Antamina Promissory Note, will be used to repay principal on the promissory note and reduce the Company’s debt, unless it is agreed with Sandstorm that these amounts can be retained and used for other corporate purposes. As of June 30, 2025, $3.0 million of accrued interest remains outstanding (December 31, 2024 — $1.0 million). If there has been a change in the equity of Horizon, the Antamina Promissory Note may be settled at any time in Horizon shares at the election of the holder based on a 20-day volume weighted average price (“VWAP”) of the market price of the shares, unless the holder would beneficially own in excess of 34% of the number of common shares outstanding immediately after giving effect to such conversion or issuance. As at June 30, 2025, the holder owned 34% of the Company’s outstanding common shares (34% — December 31, 2024). Horizon also has the option to settle the Antamina Promissory Note by issuing common shares based on the VWAP if it is above a floor of CAD0.60. The Antamina Promissory Note matures on June 15, 2033 and is secured against the Company’s interest in the Antamina NPI.

In March 2025, the Company entered into certain amendments to the Antamina Promissory Note, which granted Horizon the option to extend the maturity date in two-year intervals if cash flows from the Antamina NPI are used to repay any remaining principal amounts. Interest is to be paid quarterly at SOFR + 2.5%–3.5% after June 15, 2033 if the extension option is elected.

Hod Maden Promissory Note

The Hod Maden Promissory Note has a principal amount of $95 million and currently bears no interest. Interest on the Hod Maden Promissory Note is to be paid quarterly at SOFR + 2% commencing on the earlier of (i) January 1, 2030; or (ii) when Horizon receives dividends from its investment in Hod Maden. Prior to an amendment during the three months ended March 31, 2025, the commencement date for interest payments was the earlier of (i) January 1, 2029; or (ii) when Horizon receives dividends from its investment in Hod Maden. If there has been a change in the equity of Horizon, the Hod Maden Promissory Note may be settled at any time in Horizon shares at the election of the holder based on a 20- day VWAP of the market price of the shares, unless the holder would beneficially own in excess of 34% of the number of common shares outstanding immediately after giving effect to such conversion or issuance. As at June 30, 2025, the holder owned 34% of the Company’s outstanding common shares (34% — December 31, 2024). Horizon also has the option to settle the Hod Maden Promissory Note by issuing common shares based on the VWAP if it is above a floor of CAD0.60. The Hod Maden Promissory Note matures on August 31, 2032 and is secured against the Company’s interest in the Hod Maden Project and investment in Entrée.

In March 2025, the Company entered into certain amendments to the Hod Maden Promissory Note, which granted Horizon the option to extend the maturity date in two-year intervals if cash flows from the Company’s interest in Hod Maden are used to repay any remaining principal amounts.

7. Revolving Facility and Deferred Financing Costs

On September 9, 2024, Horizon entered into a revolving credit agreement with National Bank of Canada and The Bank of Nova Scotia allowing the Company to borrow up to $30 million with an additional uncommitted accordion of up to $20 million, for total potential availability of up to $50 million (the “Revolving Facility”). The Revolving Facility has a term of four years, maturing in September 2028 and is extendable subject to approval by the lenders. The Revolving Facility is for future asset acquisitions, the Company’s funding requirements related to the development of the Hod Maden project and general corporate purposes. As of June 30, 2025, $5 million was drawn on the Revolving Facility.

The amounts drawn on the Revolving Facility are subject to interest at SOFR plus 2.50%–3.75% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.56%–0.84% per annum, both of which are dependent on the Company’s leverage ratio.

The Company is required to maintain a leverage ratio of net debt divided by EBITDA (as defined in the Revolving Facility) of less than or equal to 4.00:1.00, and an interest coverage ratio of greater than or equal to 3.00:1.00 for each fiscal quarter. In both cases, the calculations exclude amounts related to all existing obligations held by Sandstorm. The Company is also required to maintain a total interest coverage ratio of greater than or equal to 1.10:1.00 for each fiscal quarter. The Company was in compliance with the debt covenants as at June 30, 2025.

The Revolving Facility is secured against the Company’s assets, including the Company’s mineral property interests and investments.

Deferred financing costs are amortized on a straight-line basis over the term of the Revolving Facility. At June 30, 2025, deferred financing costs, net of accumulated amortization, were $0.6 million (December 31, 2024 — $0.7 million).

8. Stream Obligations

The following table summarizes the changes in the carrying amount of the Company’s stream obligations:

In $000s	Antamina Silver Stream	Hod Maden Gold Stream	Total

At December 31, 2023	$ 101,136	$ 225,905	$ 327,041

Stream deliveries	(2,209)	—	(2,209)

Change in fair value of stream obligations	20,802	(854)	19,948

At June 30, 2024	$119,729	$225,051	$344,780

Stream deliveries	(2,811)	—	(2,811)

Change in fair value of stream obligations	3,969	26,948	30,917

At December 31, 2024	$120,887	$251,999	$372,886

Stream deliveries	(3,229)	—	(3,229)

Change in fair value of stream obligations	3,537	37,190	40,727

At June 30, 2025	$121,195	$289,189	$410,384

Current portion	$ 8,876	$ —	$ 8,876

Long term portion	112,319	289,189	401,508

Total	$121,195	$289,189	$410,384

Antamina Silver Stream

As part of the consideration for the acquisition of the Antamina NPI from Sandstorm, Horizon entered into a silver purchase agreement (silver stream) whereby it will be required to sell and deliver refined silver in the amount of 1.66% of the produced silver from the Antamina property. Sandstorm will pay 2.5% of the London Bullion Market Association (“LBMA”) quoted price of silver for each ounce of silver delivered. There are no obligations for Horizon to sell and deliver silver ounces under the silver stream should there be no production from the Antamina mine.

The key assumptions used to determine the fair value of the silver stream as at June 30, 2025 include the production profile based on the Antamina life of mine plan and reserve information published by qualified persons employed by a shareholder of the joint operator, silver prices using the forward curve (estimates ranged from $36.17 to $52.73 per ounce) and the discount rate. Changes in each of these key assumptions would have the following impact on the value of the stream obligation as at June 30, 2025:

Key assumption	Sensitivity applied to key assumption	In $000s Impact on value of stream liability

Production profile and mineral reserves	5% increase in estimated number of silver ounces	$ 5,269

Silver price — forward curve	$1/oz increase in silver price	2,753

Discount rate	0.25% increase to discount rate	(2,942)

Hod Maden Gold Stream

As part of the consideration for the acquisition of the 30% interest in the Hod Maden project from Sandstorm, Horizon entered into a gold purchase agreement (gold stream) whereby it will be required to sell and deliver:

•	20% of the gold produced by the Hod Maden mine until 405,000 ounces have been sold and delivered;

•	12% of the gold produced by the Hod Maden mine thereafter.

Sandstorm will pay 50% of the LBMA quoted price of gold for each ounce of gold delivered (for the first 405,000 ounces) and 60% of the LBMA quoted price of gold for each ounce of gold delivered thereafter. There are no obligations for Horizon to sell and deliver gold ounces under the gold stream should there be no production from the Hod Maden mine.

The key assumptions used to determine the fair value of the gold stream as at June 30, 2025 include the production profile based on the published Hod Maden feasibility study and current estimates of the timeline to production, gold prices using the forward curve (estimates ranged from $3,322 to $4,640 per ounce) and the discount rate. Changes in each of these key assumptions would have the following impact on the value of the stream obligation as at June 30, 2025:

Key assumption	Sensitivity applied to key assumption	In $000s Impact on value of stream liability

Production profile and mineral reserves	5% increase in estimated number of gold ounces	$ 8,568

Gold price — forward curve	$100/oz increase in gold price	7,284

Discount rate	0.25% increase to discount rate	(5,410)

9. Share Capital and Reserves

a) Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

b) Warrants

The Company issued warrants as part of units in private placement financings. A summary of the Company’s warrants and the change for the period is as follows:

	Number of warrants	Weighted average exercise price per warrant (CAD)

Warrants outstanding at December 31, 2024	40,929,413	0.82

Exercised	(188,332)	0.70

Warrants outstanding at June 30, 2025	40,741,081	0.82

The weighted average remaining contractual life of the warrants as at June 30, 2025 was 2.09 years (year ended December 31, 2024 — 2.59 years). The weighted average share price, at the time of exercise, for those warrants that were exercised during the period ended June 30, 2025 was CAD1.13 per share.

A summary of the Company’s warrants as of June 30, 2025 is as follows:

Date of expiry	Number outstanding	Exercisable	Exercise price per warrant (CAD)	Weighted average exercise price per warrant (CAD)(1)

July 2025	1,144,570	1,144,570	0.35	0.35

September 2027	35,407,261	35,407,261	0.80	0.80

June 2027	4,189,250	4,189,250	1.10	1.10

	40,741,081	40,741,081		0.82

(1)	Weighted average exercise price of warrants that are exercisable.

In July 2025, 1,144,570 warrants with an exercise price of CAD0.35, 1,663,033 warrants with an exercise price of CAD0.80, and 914,725 warrants with an exercise price of CAD1.10 were exercised.

c) Stock Options

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is 10 years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of the grant.

A summary of changes in stock options outstanding for the period is as follows:

	Number of options	Weighted average exercise price per share (CAD)

Options outstanding at December 31, 2024 and June 30, 2025	3,850,000	0.80

The weighted average remaining contractual life of the options as at June 30, 2025 was 2.96 years (year ended December 31, 2024 — 3.46 years).

Details of stock options outstanding as of June 30, 2025 are as follows:

Date of expiry	Number outstanding	Vested	Exercise price per option (CAD)	Weighted average exercise price per option (CAD)[1]

June 2028	3,850,000	2,566,667	0.80	0.80

(1)	Weighted average exercise price of options that are exercisable.

d) Restricted Share Units

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 8,610,025 restricted share rights, of which 6,962,555 were available for grant as at June 30, 2025.

As at June 30, 2025 the Company had 1,570,000 RSRs outstanding (December 31, 2024 — 1,570,000 RSRs).

e) Earnings Per Share

Basic and diluted earnings per share are calculated based on the following:

In $000s (except for shares and per share amounts)	3 Months Ended Jun. 30, 2025	3 Months Ended Jun. 30, 2024	6 Months Ended Jun. 30, 2025	6 Months Ended Jun. 30, 2024

Net loss for the period	$(26,131)	$(3,485)	$(43,256)	$(19,819)

Basic and diluted weighted average number of shares	86,563,087	86,324,332	86,514,699	86,212,292

Basic and diluted loss per share	$(0.30)	$(0.04)	$(0.50)	$(0.23)

The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because either their effect is not dilutive or the exercise prices exceeded the average market value of the common shares during the periods ended June 30, 2025 and June 30, 2024:

	3 Months Ended Jun. 30, 2025	3 Months Ended Jun. 30, 2024	6 Months Ended Jun. 30, 2025	6 Months Ended Jun. 30, 2024

Stock options	3,850,000	3,850,000	3,850,000	3,850,000

Warrants	40,741,081	40,929,413	40,741,081	40,929,413

Restricted share rights	1,570,000	330,000	1,570,000	330,000

The Company has a net loss for the three months ended June 30, 2025; however, if the Company had net earnings, 1,007,935 stock options, 11,250,993 warrants and 960,237 RSRs would have been included in the computation of diluted weighted average number of common shares as they would have been dilutive (79,977 stock options, 531,991 warrants and 206,658 RSRs in the comparable period).

The Company has a net loss for the six months ended June 30, 2025; however, if the Company had net earnings, 1,119,795 stock options, 12,443,278 warrants and 984,236 RSRs would have been included in the computation of diluted weighted average number of common shares as they would have been dilutive (157,375 stock options, 531,991 warrants and 208,417 RSRs in the comparable period).

10. Supplemental Cash Flow Information

In $000s	3 Months Ended Jun. 30, 2025	3 Months Ended Jun. 30, 2024	6 Months Ended Jun. 30, 2025	6 Months Ended Jun. 30, 2024

Change in non-cash working capital:

Trade receivables and other	$(1,542)	$(4,157)	$(4,631)	$(5,622)

Trade and other payables	596	56	624	52

Net decrease in cash	$(946)	$(4,101)	$(4,007)	$(5,570)

Other:

Interest received	$47	$328	$377	$648

11. Related Party Transactions

a) Related Party Transactions

Sandstorm is a related party as a result of it having significant influence through its 34% equity interest in the Company. The amounts related to the promissory notes and stream obligations with Sandstorm are set out in Notes 6 and 8. Subsequent to the period end, the Company made a draw of $8 million under the revolving facility with Sandstorm.

The Company has entered into a services agreement with Sandstorm for CAD6,500 per month from January to May 2025 and CAD6,900 per month effective June 2025 for general administrative services including rent and other shared office costs. The amount outstanding related to this agreement as at June 30, 2025 was CAD19,900.

Entrée is a related party as a result of the Company having significant influence through its approximate 24% interest in Entrée. The transactions with Entrée during the period are set out in Note 4.

Artmin Madencilik San. ve Tic. A.S. (“Artmin”), the entity which holds the Hod Maden project, is a related party as a result of the Company having significant influence through its indirect 30% ownership interest. The transactions with Artmin during the period are set out in Note 4.

b) Compensation of Key Management Personnel

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended Jun. 30, 2025	3 Months Ended Jun. 30, 2024	6 Months Ended Jun. 30, 2025	6 Months Ended Jun. 30, 2024

Salaries and benefits	$63	$56	$123	$112

Share-based payments	171	148	338	313

Special committee fees(1)	88	—	88	—

Total key management compensation expense	$322	$204	$549	$425

(1)	Fees related to the Horizon Special Committee in connection with the Horizon Transaction.

12. Segmented Information

The Company’s reportable operating segments are the Antamina NPI mineral interest and the investments in Hod Maden and Entrée. All of the Company’s revenue and depletion is generated from the Antamina NPI, which results in a gross profit for the three and six months ended June 30, 2025 of $2.4 million and $4.1 million, respectively, compared with $3.5 million and $3.4 million for the comparable periods in 2024, which represents the measure of segment profit or loss. Details of the assets and liabilities related to the investments in Hod Maden and Entrée and the Antamina NPI are included in Notes 4 and 5 respectively.

13. Subsequent Event

On July 6, 2025, the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Royal Gold, Inc. (“Royal Gold”), pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Horizon, other than those held by Sandstorm, in an all-cash transaction valued at approximately $196 million (the “Horizon Transaction”). The Arrangement Agreement will be effected by way of a court-approved plan of arrangement. Under the terms of the Arrangement Agreement, Horizon shareholders (and holders of Horizon restricted share rights) will receive C$2.00 for each Horizon share (and Horizon restricted share right) held. Holders of Horizon warrants and options will receive a cash payment equal to the amount by which the consideration of C$2.00 exceeds the exercise price of such warrant and option, as applicable, for each warrant or option held, as applicable. In addition to shareholder approval, the completion of the Horizon Transaction is subject to satisfaction of certain conditions and applicable regulatory approvals, including but not limited to (i) completion of the Sandstorm Transaction pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Sandstorm in an all-share transaction (which can be waived by Royal Gold in its sole discretion), (ii) conditional acceptance by the TSX-V, (iii) approval under the Competition Act (Canada), and (iv) the satisfaction of certain other closing conditions customary for a transaction of this nature. The Sandstorm Transaction is also subject to satisfaction of certain conditions and applicable shareholder and regulatory approvals, including the completion of the Horizon Transaction (which condition can be waived by Royal Gold in its sole discretion). Subject to receiving the requisite court, regulatory and shareholder approvals as described above, the Horizon Transaction is expected to close in the fourth quarter of 2025.

Take Action and Vote Today

The Board Recommends a Vote FOR the Arrangement Resolution

Vote Well in Advance of the Proxy Deadline on October 7, 2025

at 8:00 a.m. (Vancouver time)

Beneficial Shareholders
	Registered Shareholders	(Company Shares held with a broker, bank or other intermediary.)

Internet	www.investorvote.com	www.proxyvote.com

Telephone	Toll-Free: 1-866-732-8683 International: 312-588-4290	Dial the applicable number listed on the voting instruction form.

Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Questions May Be Directed to the Proxy Solicitation Agent, Laurel Hill Advisory Group, at:

North American Toll-Free: 1-877-452-7184

Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com